09010500

HALLIBURTON

Notice of Annual Meeting
Proxy Statement
2008 Annual Report on Form 10-K

HALLIBURTON

April 6, 2009

To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Halliburton Company. The meeting will be held on Wednesday, May 20, 2009, at 9:00 a.m., local time, at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024.

At the meeting, stockholders are being asked to:

- elect the ten nominees named in the attached proxy statement to serve on the Board of Directors for the coming year;
- ratify the selection of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for 2009;
- act on a proposal to amend and restate the Halliburton Company 1993 Stock and Incentive Plan;
- act on a proposal to amend and restate the Halliburton Company 2002 Employee Stock Purchase Plan; and
- consider five stockholder proposals.

Please refer to the proxy statement for detailed information on each of these proposals.

It is very important that your shares are represented and voted at the meeting. If you attend the meeting, you may vote in person even if you have previously voted.

We appreciate the continuing interest of our stockholders in the business of Halliburton and we hope you will be able to attend the Annual Meeting.

Sincerely,

DAVID J. LESAR
Chairman of the Board, President
and Chief Executive Officer

HALLIBURTON

Notice of Annual Meeting of Stockholders
to be Held May 20, 2009

Halliburton Company, a Delaware corporation, will hold its Annual Meeting of Stockholders on Wednesday, May 20, 2009, at 9:00 a.m., local time, at The Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024. At the meeting, the stockholders will be asked to consider and act upon the matters discussed in the attached proxy statement as follows:

1. To elect the ten nominees named in the attached proxy statement as Directors to serve for the ensuing year and until their successors shall be elected and shall qualify.
2. To consider and act upon a proposal to ratify the appointment of KPMG LLP as principal independent public accountants to examine the financial statements and books and records of Halliburton for the year 2009.
3. To consider and act upon management's proposal to amend and restate the Halliburton Company 1993 Stock and Incentive Plan.
4. To consider and act upon management's proposal to amend and restate the Halliburton Company 2002 Employee Stock Purchase Plan.
5. To consider and act upon five stockholder proposals, if properly presented at the meeting.
6. To transact any other business that properly comes before the meeting or any adjournment or adjournments of the meeting.

These items are fully described in the following pages, which are made a part of this Notice. The Board of Directors has set Monday, March 23, 2009, at the close of business, as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournment of the meeting.

This year we are furnishing proxy materials to our stockholders over the Internet. On April 6, 2009, we mailed our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2009 proxy statement and 2008 Annual Report on Form 10-K and vote online. The notice also provides instruction on how you can request a paper copy of these documents if you desire. If you received your annual materials via email, the email contains voting instructions and links to the proxy statement and Form 10-K on the Internet.

IF YOU PLAN TO ATTEND:

Attendance at the meeting is limited to stockholders and one guest each. Admission will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the meeting will begin at 9:00 a.m. Each stockholder holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Please note that you may be asked to present valid picture identification, such as a driver's license or passport.

By order of the Board of Directors,

SHERRY D. WILLIAMS
Vice President and Corporate Secretary

April 6, 2009

You are urged to vote your shares as promptly as possible by following the voting instructions in the Notice of Internet Availability of Proxy Materials.

TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

The proxy statement is solicited by the Board of Directors of Halliburton Company ("Halliburton", the "Company", "we" or "us"). By executing and returning the enclosed proxy or by following the enclosed voting instructions or by voting via the Internet or by telephone, you authorize the persons named in the proxy to represent you and vote your shares on the matters described in the Notice of Annual Meeting.

Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the Annual Meeting and each may be accompanied by one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Registration will begin at 8:00 a.m., and the Annual Meeting will begin at 9:00 a.m. Please note that you may be asked to present valid picture identification, such as a driver's license or passport, when you check in at the registration desk.

If you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

If you attend the Annual Meeting, you may vote in person. If you are not present, your shares can be voted only if you have voted via the Internet or by telephone or returned a properly executed proxy; and in these cases, your shares will be voted as you specify. If no specification is made, the shares will be voted in accordance with the recommendations of the Board of Directors. You may revoke the authorization given in your proxy at any time before the shares are voted at the Annual Meeting.

The record date for determination of the stockholders entitled to vote at the Annual Meeting is the close of business on March 23, 2009. Halliburton's common stock, par value $2.50, is the only class of capital stock that is outstanding. As of March 23, 2009, there were 897,190,846 shares of common stock outstanding. Each of the outstanding shares of common stock is entitled to one vote on each matter submitted to the stockholders for a vote at the Annual Meeting. A complete list of stockholders entitled to vote will be kept at our offices at the address specified below for ten days prior to, and will be available at, the Annual Meeting.

Votes cast by proxy or in person at the Annual Meeting will be counted by the persons appointed by us to act as election inspectors for the Annual Meeting. Except as set forth below, the affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter will be the act of the stockholders. Shares for which a stockholder has elected to abstain on a matter will count for purposes of determining the presence of a quorum and will have the effect of a vote against the matter.

Each Director shall be elected by the vote of the majority of the votes cast, provided that if the number of nominees exceeds the number of Directors to be elected and any stockholder-proposed nominee has not been withdrawn before the tenth (10th) day preceding the day we mail the Notice of Internet Availability of Proxy Materials to stockholders for the Annual Meeting, the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director; abstentions will be ignored.

The election inspectors will treat shares held in street name that cannot be voted by a broker on specific matters in the absence of instructions from the beneficial owner of the shares, known as broker non-vote shares, as shares that are present and entitled to vote for purposes of determining the presence of a quorum. In determining the outcome of any matter for which the broker does not have discretionary authority to vote; however, those shares will not have any effect on that matter. Those shares may be entitled to vote on other matters.

In accordance with our confidential voting policy, the stockholders' votes will not be disclosed to Halliburton's officers, Directors or employees, except:

- as necessary to meet legal requirements and to assert claims for and defend claims against Halliburton;
- when disclosure is voluntarily made or requested by the stockholder;
- when the stockholder writes comments on the proxy card; or
- in the event of a proxy solicitation not approved and recommended by the Board.

The proxy solicitor, the election inspectors and the tabulators of all proxies, ballots and voting tabulations are independent and are not employees of Halliburton.

The Notice of Internet Availability of Proxy Materials is being sent to stockholders on or about April 6, 2009. Our Annual Report on Form 10-K, including financial statements, for the fiscal year ended December 31, 2008 accompanies this proxy statement. The Annual Report on Form 10-K is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Our principal executive office is located at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010.

ELECTION OF DIRECTORS

(Item 1)

Mr. Kenneth T. Derr, who has served as a Director since 2001 is retiring from the Board immediately prior to the Annual Meeting of Stockholders on May 20, 2009. He will not be a candidate for reelection for the ensuing year.

Nine of the nominees listed below are presently Directors of Halliburton. Mr. Malone is proposed for the first time for election to the Board. The common stock represented by the proxies will be voted to elect the ten nominees as Directors unless we receive contrary instructions. If any nominee is unwilling or unable to serve, favorable and uninstructed proxies will be voted for a substitute nominee designated by the Board. If a suitable substitute is not available, the Board will reduce the number of Directors to be elected. Each nominee has indicated approval of his or her nomination and his or her willingness to serve if elected. The Directors elected will serve for the ensuing year and until their successors are elected and qualify.

Information about Nominees for Director



ALAN M. BENNETT, 58, Retired Interim Chief Executive Officer, H&R Block, Inc. (a tax and financial services provider), 2007-2008; Retired Senior Vice President and Chief Financial Officer, Aetna, Inc. (a leading provider of health, dental, group life, disability and long-term care benefits), 2001-2007; Vice President and Corporate Controller, Aetna, Inc., 1998-2001; Vice President and Director of Internal Audit, Aetna, Inc., 1997-1998; Chief Financial Officer, Aetna Business Resources, 1995-1997; joined Halliburton Company Board in 2006; Chairman of the Audit Committee and member of the Nominating and Corporate Governance Committee; Director of H&R Block, Inc. and TJX Companies, Inc.



JAMES R. BOYD, 62, Retired Chairman of the Board, Arch Coal, Inc. (one of the largest U.S. coal producers); Chairman of the Board, Arch Coal, Inc., 1998-2006; Senior Vice President and Group Operating Officer, Ashland, Inc., 1989-2002; joined Halliburton Company Board in 2006; member of the Compensation and the Health, Safety and Environment Committees; Director of Arch Coal, Inc.



MILTON CARROLL, 58, Chairman of the Board, CenterPoint Energy, Inc. (a public utility holding company) since 2002 and Chairman of Instrument Products, Inc. (a private oil-tool manufacturing company); joined Halliburton Company Board in 2006; member of the Compensation and the Health, Safety and Environment Committees; Chairman and Director of Health Care Service Corporation and Western Gas Partners, L.P.



S. MALCOLM GILLIS, 68, University Professor, Rice University since 2004; President, Rice University, 1993-2004; Ervin Kenneth Zingler Professor of Economics, Rice University, 1996-2004; Professor of Economics, Rice University, 1993-2004; joined Halliburton Company Board in 2005; member of the Audit and the Nominating and Corporate Governance Committees; Director of Service Corporation International, Introgen Therapeutics, Inc. and AECOM Technology.



JAMES T. HACKETT, 55, Chairman of the Board, President and Chief Executive Officer of Anadarko Petroleum Corporation (an independent oil and gas exploration and production company) since 2006; President and Chief Executive Officer of Anadarko Petroleum Corporation, 2003-2006; President and Chief Operating Officer of Devon Energy Corporation, 2003; Chairman of the Board, President and Chief Executive Officer of Ocean Energy, Inc., 2000-2003; President and Chief Executive Officer of Ocean Energy, Inc., 1999-2000; Chairman, Chief Executive Officer and President of Seagull Energy Corporation, 1999; joined Halliburton Company Board in 2008; member of the Audit and the Compensation Committees; Director of Fluor Corporation and Chairman of the Federal Reserve Bank of Dallas.



DAVID J. LESAR, 55, Chairman of the Board, President and Chief Executive Officer of the Company since 2000; President of the Company, 1997-2000; Executive Vice President and Chief Financial Officer, 1995-1997; joined Halliburton Company Board in 2000.



ROBERT A. MALONE, 58, Retired Chairman of the Board and President, BP America Inc. (the nation's largest producer of oil and natural gas and the second largest gasoline retailer), 2006-2009; Chief Executive Officer, BP Shipping Limited, 2002-2006; Regional President Western United States, BP America Inc., 2000-2002; President, Chief Executive Officer and Chief Operating Officer, Alyeska Pipeline Service Company, 1996-2000; Director of First National Bank of Sonora.



J. LANDIS MARTIN, 63, Founder and Managing Director, Platte River Ventures, L.L.C. (a private equity investment company) since 2005; Chairman (1989-2005) and Chief Executive Officer (1995-2005), Titanium Metals Corporation; President and Chief Executive Officer, NL Industries, Inc., 1987-2003; Chairman of the Board and Chief Executive Officer, Baroid Corporation (and its predecessor), 1990-1994; joined Halliburton Company Board in 1998; Lead Director and member of the Health, Safety and Environment and the Nominating and Corporate Governance Committees; Director of Apartment Investment and Management Company, Crown Castle International Corporation and Intrepid Potash, Inc.



JAY A. PRECOURT, 71, Chairman of the Board, Hermes Consolidated, Inc. (a gatherer, transporter and refiner of crude oil and refined products) since 1999; Chairman of the Board and Chief Executive Officer, Scissor Tail Energy, LLC, 2000-2005; Vice Chairman and Chief Executive Officer, Tejas Gas Corporation, 1986-1999; President, Tejas Gas Corporation, 1996-1998; joined Halliburton Company Board in 1998; Chairman of the Health, Safety and Environment Committee and member of the Audit Committee.



DEBRA L. REED, 52, President and Chief Executive Officer, Southern California Gas Company and San Diego Gas & Electric Company (regulated utility companies) since 2006; President and Chief Operating Officer, Southern California Gas Company and San Diego Gas & Electric Company, 2004-2006; President and Chief Financial Officer, Southern California Gas Company and San Diego Gas & Electric Company, 2002-2004; President of San Diego Gas & Electric Company, 2000-2001; President, Energy Distribution Services, Southern California Gas Company, 1998-2001; Senior Vice President, Southern California Gas Company, 1995-1998; joined Halliburton Company Board in 2001; Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee; Director of Genentech, Inc.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information about persons or groups, based on information contained in Schedules 13G filed with the Securities and Exchange Commission, or SEC, reflecting beneficial ownership, who own or have the right to acquire more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Wellington Management Company, LLP 75 State Street, Boston, MA 02109	46,372,278[(1)]	5.19%

(1) Wellington Management Company, LLP is an investment adviser and is deemed to be the beneficial owner of 46,372,278 shares. Wellington Management Company, LLP has shared power to vote or direct the vote of 33,895,951 shares and has shared power to dispose or to direct the disposition of 46,372,278 shares.

The following table sets forth, as of February 23, 2009, the amount of our common stock owned beneficially by each Director, each Director Nominee, each of the executive officers named in the Summary Compensation Table on page 26 and all Directors, Director Nominees and executive officers as a group.

	Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner or Number of Persons in Group	Sole Voting and Investment Power[(1)]	Shared Voting or Investment Power	Percent of Class
Alan M. Bennett	14,393		*
James R. Boyd	34,393		*
James S. Brown	288,733		*
Milton Carroll	10,428		*
Albert O. Cornelison, Jr.	222,679		*
Kenneth T. Derr	40,719		*
C. Christopher Gaut	634,810		*
S. Malcolm Gillis	15,919		*
James T. Hackett	4,624		*
David J. Lesar	1,774,650	40,000[(2)]	*
Robert A. Malone	0		*
J. Landis Martin	83,921		*
Mark A. McCollum	157,797		*
Jay A. Precourt	66,589		*
Debra L. Reed	20,719	500[(2)]	*
Shares owned by all current Directors, Director Nominees and executive officers as a group (21 persons)	4,061,201		*

* Less than 1% of shares outstanding.

(1) Included in the table are shares of common stock eligible for purchase pursuant to outstanding stock options within 60 days of February 23, 2009 for the following: Mr. Brown — 20,461; Mr. Cornelison — 57,800; Mr. Derr — 14,000; Mr. Gaut — 378,147; Mr. Lesar — 628,700; Mr. Martin — 20,000; Mr. McCollum — 46,100; Mr. Precourt — 20,000 and six unnamed executive officers — 226,234. Until the options are exercised, these individuals will neither have voting nor investment power over the underlying shares of common stock but only have the right to acquire beneficial ownership of the shares through exercise of their respective options.

(2) Mr. Lesar holds 40,000 shares in a family partnership. Ms. Reed has shared voting and investment power over 500 shares held in her husband's Individual Retirement Account.

CORPORATE GOVERNANCE

In 1997, our Board adopted a formal statement of its responsibilities and corporate governance guidelines to ensure effective governance in all areas of its responsibilities. Since 1997, our corporate governance guidelines have been reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to corporate governance, including the operation of the Board. Our Board's Corporate Governance Guidelines, as revised in December 2008, can be found on the Corporate Governance page of our website *www.halliburton.com* and in Appendix A to this proxy statement.

Our Board also wants our stockholders to understand how the Board conducts its affairs in all areas of its responsibility. The full text of our Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees' charters are available on our website.

We have posted on our website our Code of Business Conduct, which applies to all of our employees and Directors and serves as the code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions. If you do not have access to our website you can request a copy of the Code of Business Conduct, our corporate governance guidelines and the charters of the Board's committees by contacting the Vice President and Corporate Secretary at the address set forth on page 2 of this proxy statement. Any waivers to our code of ethics for our executive officers can only be made by our Audit Committee. There were no waivers of the code of ethics in 2008.

Our Board is charged with approving related persons transactions involving our Directors, executive officers or any nominees for Director and any greater than 5% stockholders and their immediate family members. We have adopted a policy governing related persons transactions. The types of transactions covered by this policy are transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, in which (1) we and our subsidiaries were or will be a participant, (2) the aggregate amount involved exceeds $120,000 in any calendar year, and (3) any related person had, has or will have a direct or indirect interest (other than solely as a result of being a director of, or holding less than a 10 percent beneficial ownership interest in, another entity). The Board will only approve related persons transactions when the Board determines such transactions are in our best interests or the best interests of our stockholders. In determining whether to approve or ratify a related person transaction, the Board will apply the following standards and such other standards it deems appropriate:

- whether the related person transaction is on terms comparable to terms generally available with an unaffiliated third-party under the same or similar circumstances;
- the benefits of the transaction to us;
- the extent of the related person's interest in the transaction; and
- whether there are alternative sources for the subject matter of the transaction.

THE BOARD OF DIRECTORS AND STANDING COMMITTEES OF DIRECTORS

The Board has standing Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance Committees. Each of the standing committees are comprised of non-employee Directors, and in the business judgment of the Board, all of the non-employee Directors and Mr. Malone, who is proposed for the first time for election to the Board, are independent. The Board has made the determination that all of the non-employee Directors are independent because they meet the independence standards set forth in our corporate governance guidelines. Our independence standards, which meet the requirements of the New York Stock Exchange, or NYSE, provide that a Director will be considered independent if he or she:

- has not been employed by us or our affiliates in the preceding three years and no member of the Director's immediate family has been employed as one of our or our affiliates' executive officers in the preceding three years;
- has not received, and does not have an immediate family member that has received for service as one of our executive officers, within the preceding three years, during any twelve-month period, more than $120,000 in direct compensation from us, other than director's fees, committee fees or pension or deferred compensation for prior service;

- is not (A) a current partner or employee of our independent auditor and (B) was not during the past three calendar years a partner or employee of our independent auditor and personally worked on our audit;
- does not have an immediate family member who (A) is a current partner of our independent auditor, (B) is a current employee of our independent auditor who personally works on our audit and (C) was during the past three calendar years, a partner or employee of our independent auditor and personally worked on our audit;
- has not been an employee of one of our or our affiliates' customers or suppliers and does not have an immediate family member who is an executive officer of one of our or our affiliates' customers or suppliers that makes payments to, or receives payments from, us or our affiliates in an amount which exceeds the greater of $1 million or 2% of our customer's or supplier's consolidated gross revenues within any of the preceding three years; and
- has not been within the preceding three years part of an interlocking directorate in which our chief executive officer or another of our executive officers serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

There were no transactions, relationships or arrangements not disclosed in this proxy statement that were considered by the Board in making its determination as to the independence of the Directors. The definition of independence and compliance with this policy is periodically reviewed by the Nominating and Corporate Governance Committee.

During the last fiscal year, the Board met on 9 occasions, the Audit Committee met on 9 occasions, the Compensation Committee met on 4 occasions, the Health, Safety and Environment Committee met on 2 occasions, and the Nominating and Corporate Governance Committee met on 2 occasions. The non-employee Directors of the Board met in executive session, with no Company personnel present, on 6 occasions. Mr. Martin, as Lead Director, presides over the executive sessions of the independent Directors. All members of the Board attended at least 75% of the total number of meetings of the Board and the committees on which he or she served during the last fiscal year. Our corporate governance guidelines provide that all Directors should attend our Annual Meeting and all of our Directors attended the 2008 Annual Meeting.

To foster better communication with our stockholders, we established a process for stockholders to communicate with the Audit Committee and the Board. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE and the SEC. The methods of communication with the Board, which follow, include mail, a dedicated telephone number and an e-mail address.

Contact the Board

You may choose one of the options listed below to report complaints about Halliburton's accounting, internal accounting controls or auditing matters to the Audit Committee, or other concerns to the Board.

- Complaints relating to Halliburton's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee.
- Other concerns will be referred to the Lead Director.
- All complaints and concerns will be received and processed by the Halliburton Director of Business Conduct.
- Concerns may be reported anonymously or confidentially. Confidentiality shall be maintained unless disclosure is:
    - required or advisable in connection with any governmental investigation or report;
    - in the interests of Halliburton, consistent with the goals of Halliburton's Code of Business Conduct; or
    - required or advisable in Halliburton's legal defense of the matter.

Call	Write	E-mail
888.312.2692 or 770.613.6348	Board of Directors c/o Director of Business Conduct Halliburton Company 5 Houston Center 1401 McKinney Street, Suite 2400 Houston, TX 77010	BoardofDirectors@halliburton.com

Halliburton's Director of Business Conduct, a Halliburton employee, reviews all stockholder communications directed to the Audit Committee and the Board. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and significant communications addressed to a named Director are promptly sent to the Director. Copies of all communications are available for review by any Director.

Information regarding these methods of communication is also on our website, *www.halliburton.com*, under "Corporate Governance".

Members of the Committees of the Board of Directors

Audit Committee	Compensation Committee	Health, Safety and Environment Committee	Nominating and Corporate Governance Committee
Alan M. Bennett*	James R. Boyd	James R. Boyd	Alan M. Bennett
S. Malcolm Gillis	Milton Carroll	Milton Carroll	Kenneth T. Derr
James T. Hackett	Kenneth T. Derr*	J. Landis Martin	S. Malcolm Gillis
Jay A. Precourt	James T. Hackett	Jay A. Precourt*	J. Landis Martin
	Debra L. Reed		Debra L. Reed*

* Chairperson

Audit Committee

The Audit Committee's role is one of oversight, while Halliburton's management is responsible for preparing financial statements. The independent public accounting firm appointed to audit our financial statements (the "principal independent public accountants") is responsible for auditing those financial statements. The Audit Committee does not provide any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work. The following functions are the key responsibilities of the Audit Committee in carrying out its oversight:

- Recommending the appointment of the principal independent public accountants to the Board, and together with the Board, being responsible for the appointment, compensation, retention and oversight of the work of the principal independent public accountants;
- Reviewing the scope of the principal independent public accountants' examination and the scope of activities of the internal audit department;
- Reviewing Halliburton's financial policies and accounting systems and controls;
- Reviewing audited financial statements and interim financial statements;
- Preparing a report for inclusion in Halliburton's proxy statement regarding the Audit Committee's review of audited financial statements for the last fiscal year which includes a statement on whether it recommends that the Board include those financial statements in the Annual Report on Form 10-K;
- Approving the services to be performed by the principal independent public accountants; and
- Reviewing and assessing the adequacy of the Audit Committee's Charter annually and recommending revisions to the Board.

The Audit Committee also reviews Halliburton's compliance with its Code of Business Conduct. The Audit Committee meets separately with the principal independent public accountants, internal auditors and management to discuss matters of concern, and to receive recommendations or suggestions for change and to exchange relevant views and information.

Compensation Committee

The primary function of the Compensation Committee is to ensure that our compensation program is effective in attracting, retaining and motivating key employees, that it reinforces business strategies and objectives for enhanced stockholder value and that the program is administered in a fair and equitable manner consistent with established policies and guidelines.

The Compensation Committee's responsibilities include, but are not limited to:

- Developing and approving an overall executive compensation philosophy, strategy and framework consistent with corporate objectives and stockholder interests;

- Reviewing and discussing the annual Compensation Discussion and Analysis disclosure with executive management, and determining whether to recommend to the Board that the Compensation Discussion and Analysis be included in our annual proxy statement or Annual Report on Form 10-K;
- Reviewing the evaluation of the CEO's performance by the non-employee members of the Board and then, based upon such evaluation, making a recommendation to the non-employee members of the Board regarding the CEO's compensation for the next year;
- Specifically reviewing and approving all actions relating to compensation, promotion and employment-related arrangements (including severance arrangements) for specified officers of Halliburton, its subsidiaries and affiliates;
- Establishing annual performance criteria and reward schedules under our Annual Performance Pay Plan (or any other similar or successor plans) and certifying the performance level achieved and reward payments at the end of each plan year;
- Establishing performance criteria and award schedules under our Performance Unit Program (or any other similar or successor plans) and certifying the performance level achieved and award payments at the end of each performance cycle;
- Approving any other incentive or bonus plans applicable to specified officers of Halliburton, its subsidiaries and affiliates;
- Administering awards under our 1993 Stock and Incentive Plan and our Supplemental Executive Retirement Plan (or any other similar or successor plans);
- Selecting an appropriate peer group or peer groups against which to measure our total executive compensation program;
- Reviewing and approving or recommending to the Board, as appropriate, major changes to, and taking administrative actions associated with, any other forms of non-salary compensation under its purview;
- Reviewing and approving the stock allocation budget among all employee groups of Halliburton, its subsidiaries and affiliates;
- Periodically monitoring and reviewing overall compensation program design and practice to ensure continued competitiveness, appropriateness and alignment with established philosophies, strategies and guidelines;
- Reviewing and approving appointments to the Administrative Committee which oversees the day-to-day administration of some of our non-qualified executive compensation plans;
- Retaining persons having special competence (including consultants and other third-party service providers) as necessary to assist the Compensation Committee in fulfilling its responsibilities and maintaining the sole authority to retain and terminate these persons, including the authority to approve fees and other retention terms; and
- Performing such other duties and functions as the Board may from time to time delegate.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee's responsibilities include, but are not limited to:

- Reviewing and assessing Halliburton's health, safety and environmental policies and practices and proposing modifications or additions as needed;
- Overseeing the communication and implementation of these policies throughout Halliburton;
- Reviewing annually the health, safety and environmental performance of Halliburton's operating units and their compliance with applicable policies and legal requirements; and
- Identifying, analyzing and advising the Board on health, safety and environmental trends and related emerging issues.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's responsibilities include, but are not limited to:

- Reviewing periodically the corporate governance guidelines adopted by the Board and recommending revisions to the guidelines as appropriate;
- Developing and recommending to the Board for its approval an annual self-evaluation process of the Board and its committees. The Committee shall oversee the annual self-evaluations;
- Reviewing and periodically updating the criteria for Board membership and evaluating the qualifications of each Director candidate against the criteria;
- Assessing the appropriate mix of skills and characteristics required of Board members;

- Identifying and screening candidates for Board membership;
- Establishing procedures for stockholders to recommend individuals for consideration by the Committee as possible candidates for election to the Board;
- Reviewing annually each Director's continuation on the Board and recommending to the Board a slate of Director nominees for election at the Annual Meeting of Stockholders;
- Recommending candidates to fill vacancies on the Board;
- Reviewing periodically the status of each Director to assure compliance with the Board's policy that at least two-thirds of Directors meet the definition of independent Director;
- Reviewing the Board's committee structure, and recommending to the Board for its approval Directors to serve as members and as Chairs of each committee;
- Reviewing annually any stockholder proposals submitted for inclusion in Halliburton's proxy statement and recommending to the Board any Halliburton statements in response; and
- Reviewing periodically Halliburton's Director compensation practices, conducting studies and recommending changes, if any, to the Board.

Stockholder Nominations of Directors. Stockholders may nominate Directors at an Annual Meeting of Stockholders in the manner provided in our By-laws. The By-laws provide that a stockholder entitled to vote for the election of Directors may make nominations of persons for election to the Board at a meeting of stockholders by complying with required notice procedures. Nominations shall be made pursuant to written notice to the Vice President and Corporate Secretary at the address set forth on page 2 of this proxy statement, and must be received at our principal executive offices not less than ninety (90) nor more than one hundred twenty (120) days prior to the anniversary date of last year's annual meeting of stockholders, or no later than February 20, 2009 and no earlier than January 21, 2009. The notice shall set forth:

- as to each person the stockholder proposes to nominate for election or reelection as a Director:
  - the name, age, business address and residence address of the person;
  - the principal occupation or employment of the person;
  - the class and number of shares of Halliburton common stock that are beneficially owned by the person, including derivatives, hedged positions and other economic or voting interests;
  - a statement whether the nominee intends to tender the advance resignation described in Section 4 of our By-laws;
  - any undisclosed voting commitments or other arrangements with respect to the proposed nominee's actions as a director;
  - other arrangements or matters that would prevent the proposed nominee from being considered an independent director under our Corporate Governance Guidelines and applicable stock exchange listing standards; and
  - all other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; and
- as to the stockholder giving the notice:
  - the name and record address of the stockholder; and
  - the class and number of shares of Halliburton common stock that are beneficially owned by the stockholder, including derivatives, hedged positions and other economic or voting interests; and
- information as to any material relationships, including financial transactions and compensation, between the stockholder and the proposed nominee.

The proposed nominee may be required to furnish other information as Halliburton may reasonably require to determine the eligibility of the proposed nominee to serve as a Director. At any meeting of stockholders, the presiding officer may disregard the purported nomination of any person not made in compliance with these procedures.

Qualifications of Directors. Candidates nominated for election or reelection to the Board should possess the following qualifications:

- Personal characteristics:
  - highest personal and professional ethics, integrity and values;
  - an inquiring and independent mind;
  - practical wisdom and mature judgment;

- Broad training and experience at the policy-making level in business, government, education or technology;
- Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained;
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations;
- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria. Diversity in personal background, race, gender, age and nationality for the Board as a whole may be taken into account in considering individual candidates.

Process for the Selection of New Directors. The Board is responsible for filling vacancies on the Board. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. The Committee retained the executive search firm, Korn/Ferry International, to assist its search in identifying and evaluating Director nominees, and this search firm identified Mr. Malone as a potential Director candidate. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Vice President and Corporate Secretary.

When the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines whether it will carry out a full evaluation of the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate, and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed above. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. Such an interview would be carried out by one or more members of the Committee and others as appropriate. Once the evaluation and interview are completed, the Committee recommends to the Board which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE COMPENSATION OBJECTIVES

Our executive compensation program is designed to achieve the following objectives:

- Provide a clear and direct relationship between executive pay and Company performance on both a short and long-term basis;
- Emphasize operating performance drivers;
- Link executive pay to measures that drive stockholder value;
- Support our business strategies;
- Motivate our executives; and
- Maximize the return on our human resource investment.

These objectives serve to assure our long-term success and are built on the following compensation principles:

- Executive compensation is managed from a total compensation perspective.
- Consideration is given to each component of the total package in order to provide our Named Executive Officers, or NEOs, with competitive, market-driven compensation opportunities.
- All elements of compensation are compared to the total compensation packages of a comparator peer group that reflect the markets in which we compete for business and people.

Executive Compensation Procedures

Our compensation procedures guide the actions taken by the Compensation Committee. This ensures consistency from year to year and adherence to the responsibilities listed in the Compensation Committee's Charter. The Compensation Committee reviews compensation annually, which includes:

- Selecting and engaging an external, independent consultant;
- Identifying the comparator peer group companies;
- Reviewing market data on benchmark positions; and
- Reviewing performance results against operating plans and our comparator peer group which includes our competitors.

These procedures set the platform for the final determination of compensation for the NEOs.

Our internal stock nomination process under the 1993 Stock and Incentive Plan ensures that all award grant dates are prospective and not retroactive. For NEOs, the grant date is the day the Committee determines annual compensation actions, generally in December of each year. However, awards may be approved by the Committee throughout the year. Exercise prices are set at the closing stock price on the date of the approved grant. Stock grants authorized for NEOs in 2008 are reflected in the Grants of Plan-Based Awards in Fiscal 2008 and Outstanding Equity Awards at Fiscal Year End 2008 tables.

Role of the CEO in Setting Compensation

In assisting the Committee in setting executive compensation for the other NEOs only, the CEO along with the independent, external consultant to the Committee, is guided by our compensation principles. They also consider current business conditions and make recommendations as follows:

- Recommend to the Committee base salary increases, taking into account comparator peer group data and the NEO's individual performance.
- Recommend to the Committee the performance measures, target goals and award schedules for short-term incentive opportunities under our performance pay plan with performance targets being set relative to the projected business cycle and business plan.
- Recommend all long-term incentive awards made under our 1993 Stock and Incentive Plan and any retention of such shares upon early retirement, including:
  - Developing and providing specific recommendations to the Committee on the aggregate number and types of shares to be awarded annually; and
  - Reviewing the rationale and guidelines for annual stock awards and recommending changes to the grant types, when appropriate.

The CEO does not provide recommendations concerning his own total compensation. Neither he nor other members of Halliburton management are present when the CEO's total compensation is discussed by the Committee and other Board members.

Use of Independent Consultants and Advisors

The Committee engaged Hewitt Associates as its independent, external compensation consultant during 2008. The primary responsibilities of Hewitt Associates, assigned by the Committee, are to:

- Provide the Committee with independent and objective market data;
- Conduct compensation analysis;
- Recommend potential changes to the comparator peer group;
- Recommend plan design changes; and
- Review and advise on pay programs and pay levels.

These services are provided annually and as requested from time to time throughout the year by the Committee.

The contract for executive compensation services was entered into between Hewitt Associates and the Committee. Hewitt Associates also performs benefit administration services for Halliburton under a separate contract. The management of the Halliburton/Hewitt Associates relationship for benefits administration is the responsibility of Halliburton's Global Benefits department, which has no contact with the Committee's consultant.

Executive Compensation Benchmarking

The companies comprising the comparator peer group are chosen based on the following considerations:

- Market capitalization;
- Revenue and number of employees;
- Scope in terms of global impact and reach; and
- Industry affiliation.

Industry affiliation includes companies that are involved in the energy industry. The comparator peer group is reviewed annually by the Compensation Committee to ensure relevance.

Comparator Peer Group

The 2008 comparator peer group was composed of specific peer companies within the energy industry as well as selected companies representing general industry. This peer group was utilized to determine market levels of total compensation for the 2008 calendar year. The group includes the following companies:

- 3M Company
- Alcoa Inc.
- Anadarko Petroleum Corp.
- Apache Corp.
- Baker Hughes Inc.
- Deere and Co.
- Devon Energy Corp.
- Eastman Kodak Co.
- Emerson Electric Co.
- Goodyear Tire and Rubber Co.
- Hess Corp.
- Honeywell International Inc.
- Johnson Controls, Inc.
- Occidental Petroleum Corp.
- Paccar Inc.
- Raytheon Co.
- Sunoco Inc.
- Schlumberger Ltd.
- Textron Inc.
- TXU Corp.
- Williams Companies Inc.

A slightly different comparator peer group is utilized for the 2008 cycle Performance Unit Program as discussed in the section *Long-term Incentives: Performance Units.*

Role of Market Data

We use regression analysis in considering total compensation benchmarking data because of variances in market capitalization and size among the companies comprising our comparator peer group. Thus, adjusted values are used as the basis of comparison of compensation between our executives and those of the comparator peer group.

Total executive compensation for each NEO is structured to target market competitive pay levels at the 50th percentile in base pay, and short-term and long-term incentive opportunities. We also place an emphasis on variable pay at risk, which enables this compensation structure to position actual pay above or below the 50th percentile of our comparator peer group depending on performance.

A consistent pre-tax, present value methodology is used in assessing stock-based and other long-term incentive awards, including the Black-Scholes model used to value stock option grants.

Hewitt Associates gathers and performs an analysis of market data to determine how Halliburton's total compensation for its NEOs compares to that of our comparator peer group. Hewitt Associates then advises the Committee on the market data and its results.

INTEGRATION OF COMPENSATION COMPONENTS, PLAN DESIGN AND DECISION-MAKING FACTORS

Each December, the Committee considers all elements of the executive compensation package for each NEO for the upcoming year. The Committee receives historical and prospective breakdowns of the total compensation components for each NEO as follows:

- Individual five-year total compensation history, which includes base salary, short and long-term incentives, and other benefits and perquisites;
- Income realized from prior restricted stock and option awards;
- Stock wealth accumulation based on total stock holdings;
- Total Company awarded stock position, including vested and unvested awards; and
- Detailed supplemental retirement award calculations.

Along with historical and prospective breakdowns, a competitive analysis is prepared by Hewitt Associates for each NEO, comparing each of their individual components of compensation as well as total compensation to that of the comparator peer group.

In making compensation decisions, each of the following compensation elements is reviewed separately and collectively:

- Base salary;
- Short-term (annual) incentives;
- Long-term incentives;
- Supplemental executive retirement benefits; and
- Other benefits, including perquisites.

Of these elements, all but base salary and certain health and welfare benefits are variable and at risk of forfeiture. Hewitt Associates provides market data detailing the elements and the median compensation of similar positions within our comparator peer group. The Committee uses this information as the primary reference point for determining the target value and actual value of each of the above elements of compensation, individually and in the aggregate, for each NEO. This assists the Committee in confirming that our compensation package for NEOs is appropriate and competitive to our comparator peer group.

The Committee considers the following when making compensation determinations:

- How compensation elements serve to appropriately motivate and reward each NEO;
- Competitively positioning their pay opportunity to retain their services;
- Individual NEO performance in reaching financial and operational objectives;
- Sustained levels of performance, future potential, time in position and years of service with us; and
- Other factors including operational or functional goals.

These factors are considered on an unweighted basis in making final pay decisions and to ensure internal equity among positions having similar scope and responsibility.

After considering these factors, the Committee then sets the final compensation opportunity for each NEO so that their actual total compensation is consistent with our philosophy of paying at the 50th percentile or higher for those years of superior performance and paying below the 50th percentile when performance does not meet competitive standards.

The procedures used to set compensation for each of the NEOs are the same. Variations do exist in the amounts of compensation among the NEOs as a result of each NEO's position and corresponding scope of responsibility, individual performance, length of time in the role and differences in the competitive market pay levels for positions in the comparator peer group.

Generally, in years when the Company achieves financial results substantially above or below expectations, actual compensation may fall outside the initial targets established by the Committee. These situations can occur, for example, as a result of industry-wide factors such as changes in demand for services.

Determination of CEO and NEO Target Total Compensation

When determining the base salary and stock awards for Mr. Lesar, the Committee takes into consideration competitive market pay levels for the CEOs within the comparator peer group. They also consider Mr. Lesar's accomplishments in the areas of business development and expansion, management succession, development and retention of management, and the achievement of financial and operational objectives.

Each year, Mr. Lesar and the members of the Board agree upon a set of objectives based on the categories listed in our corporate governance guidelines which include:

- Leadership and vision;
- Integrity;
- Keeping the Board informed on matters affecting Halliburton and its operating units;
- Performance of the business;
- Development and implementation of initiatives to provide long-term economic benefit to Halliburton;
- Accomplishment of strategic objectives; and
- Development of management.

The Board determined that Mr. Lesar met these objectives in 2008 through the following achievements:

- Achieved revenue growth, margins and returns at or near the top of industry peers (performance of the business);
- Promoted Halliburton within the investing community as a pure oilfield services company (accomplishment of strategic objectives);
- Identified further areas of future growth in the eastern hemisphere and developed relationships with key customers (accomplishment of strategic objectives and development and implementation of initiatives to provide long-term economic benefit to Halliburton);
- Continued to develop an executive management succession planning process ensuring the development of individual executives as well as focusing senior management on talent management initiatives (development of management);
- Evaluated the strategic fit of possible acquisitions and the appropriateness of divestitures to enable continued growth and focus on our core business (leadership and vision and development and implementation of initiatives to provide long-term economic benefit to Halliburton); and
- Communicated regularly with the members of the Board providing status reports and notification of issues of immediate concern (integrity and keeping the Board informed on matters affecting Halliburton and its operating units).

The Committee considers Mr. Lesar's performance evaluation when determining his total compensation, including base salary and short and long-term incentives, including stock awards.

Other NEO target total compensation is determined similarly to that of the CEO. Actual total compensation, including base salary, stock awards and short-term and long-term incentives, for Messrs. Lesar, Gaut, and Cornelison were at the 50th percentile pay levels of peer positions for 2008.

Mr. McCollum was initially targeted above the 50th percentile level of target total compensation because of the unique nature of his position at that time within our finance organization. Subsequently, Mr. McCollum was promoted to Executive Vice President and Chief Financial Officer. His target total compensation was again reviewed by the Compensation Committee in February 2008 and benchmarked to his new position. Because he was new to the Chief Financial Officer position, his total compensation was targeted below the 50th percentile.

Mr. Brown's target total compensation was not benchmarked because he was not under the purview of the Committee at the time those decisions were made.

Base Salary

The Committee sets base salary at the median of the comparator group in an effort to control fixed costs and to reward for performance in excess of the median through variable components of pay.

In evaluating market comparisons in setting base salary, the Committee also considers the following factors:

- Level of responsibility;
- Experience in current role and equitable compensation relationships among internal peers;
- Performance and leadership; and
- External factors involving competitive positioning, general economic conditions and marketplace compensation trends.

No specific formula is applied to determine the weight of each factor. Salary reviews are conducted annually to evaluate each executive; however, individual salaries are not necessarily adjusted each year.

Base pay amounts for the NEOs are listed in the Summary Compensation Table. For 2008, the Committee determined that:

- Mr. Lesar's base pay was in line with market data and it was not increased.
- Mr. McCollum received a merit increase of 6.0% in December 2007 and then a 13.6% increase in February 2008 in recognition of his promotion to Executive Vice President and Chief Financial Officer, to bring his base salary closer to the 50th percentile of our comparator peer group.
- Mr. Cornelison did not receive a salary increase for 2008 due to his base salary already being aligned with the comparator peer group 50th percentile.
- Mr. Gaut received a 4.0% increase for 2008 to align his base salary with the comparator peer group.
- Mr. Brown received a merit increase of 2.6% in 2008, but was not benchmarked against the comparator peer group at the time as previously explained.

Short-term (Annual) Incentives

The Compensation Committee established the Annual Performance Pay Plan to:

- Reward executives and other key members of management for improving financial results that drive the creation of economic value for our stockholders; and
- Provide a means to connect individual cash compensation directly to our performance.

The Annual Performance Pay Plan provides an incentive to our NEOs to achieve the business objective of generating more earnings than normally expected by the investors who have provided us with capital to grow our business. We measure achievement of this objective using Cash Value Added, or CVA.

CVA is a financial measurement that demonstrates the amount of economic value added to our business. The formula for calculating CVA is as follows:

Operating Income
− Corporate Costs
+ Interest Income
+ Foreign Currency Gains and Losses
+ Other Adjustments
= Net Operating Profit
− Income Taxes
= Cash Flow

Net Invested Capital
x Weighted Average Cost of Capital
= Capital Charge

Cash Value Added (CVA) = Cash Flow — Capital Charge

Cash Flow equals the sum of operating income minus corporate costs plus interest income plus foreign currency gains and losses plus other non-operating income reduced by our expected income tax expense.

Capital Charge equals total assets (excluding deferred income taxes) less total liabilities (excluding debt, deferred income tax-payable, and short-term notes payable) multiplied by a weighted average cost of capital percentage.

Cash Value Added is computed monthly and accumulated throughout the calendar year. Adjustments in the calculation of the CVA payout may, at times, be approved by the Compensation Committee and can include the treatment of unusual items that may have impacted our actual results.

At the beginning of each plan year, the Committee approves an incentive award schedule that equates given levels of CVA performance with varying reward opportunities paid in cash. The performance goals range from "Threshold" to "Target" to "Maximum."

Threshold reflects the minimum CVA performance level which must be achieved in order for awards to be earned and Maximum reflects the maximum level that can be earned. For 2008, Threshold CVA was based on 75% of planned operating income excluding corporate costs, Target CVA on 100% of planned operating income excluding corporate costs and Maximum CVA on 125% of planned operating income excluding corporate costs.

These goals are based on our annual operating plan, as approved by our Board, and are set at levels that management believes would be sufficient to meet or exceed stockholder expectations of our performance, as well as management's expectations of the relative performance of our competitors. Given the cyclical nature of our business, our performance goals vary from year to year, which can similarly impact the difficulty in achieving these goals.

In determining CVA awards, we have consistently applied a planned income tax rate and weighted average cost of capital percentage when determining actual CVA performance. As a result, the CVA performance goals are not made easier to achieve by improved income tax rates or lower actual cost of capital.

Over the past ten years the performance pay plans achieved Maximum performance levels six times, achieved Target performance level two times, and fell short of the Threshold performance level two times.

NEO Performance Pay Plan Opportunities

Individual incentive award opportunities are established at Threshold, Target and Maximum performance levels as a percentage of base salary at the beginning of the plan year. The maximum amount a NEO can receive is limited to two times the target opportunity level. The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year.

The Committee set the 2008 performance goals for the NEOs based on company-wide consolidated CVA results. For Messrs. Gaut and Brown, part of their performance goals also included another metric due to their alignment with the business operations they oversee. Mr. Gaut was measured also on Drilling and Evaluation Division Net-Operating Value-Added (NOVA) and Mr. Brown was also measured on Western Hemisphere NOVA. NOVA utilizes balance sheet items under direct or indirect Division or Region control. It excludes interest income and foreign exchange gains and losses from operating income and uses only selected assets for the capital charge calculation that can be directly or indirectly impacted by personnel decisions. As such, NOVA functions similarly to CVA.

The Committee set their individual Threshold, Target and Maximum levels of opportunities under the plan as a percentage of January 1, 2008 annual base salary as follows:

NEO	Threshold Opportunity	Target Opportunity	Maximum Opportunity
Mr. Lesar	48%	120%	240%
Mr. McCollum	26%	65%	130%
Mr. Cornelison	26%	65%	130%
Mr. Gaut	30%	75%	150%
Mr. Brown	26%	65%	130%

Actual Threshold, Target and Maximum dollar amounts can be found in the Grants of Plan-Based Awards in Fiscal 2008 table.

The CVA targets for 2008 were $476 million at Threshold, $1,038 million at Target and $1,599 million at Maximum. Actual CVA for 2008 was $1,668 million. The earned awards for each NEO are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

The Committee approved one adjustment for 2008 regarding the $693 million charge to earnings incurred in the third quarter of 2008 for the premium paid in cash to settle our convertible debt, because the Committee determined this non-operating item should be excluded from the calculation of CVA. Accounting rule changes effective January 1, 2009, required us to reverse this $693 million charge at the beginning of 2009 and to restate prior periods.

Long-term Incentives

The Committee established the 1993 Stock and Incentive Plan to achieve the following objectives:

- Reward consistent achievement of value creation and operating performance goals;
- Align management with stockholder interests; and
- Encourage long-term perspectives and commitment.

Our 1993 Stock and Incentive Plan provides for a variety of cash and stock-based awards, including nonqualified and incentive stock options, restricted stock and units, performance shares and units, stock appreciation rights, and stock value equivalents, also known as phantom stock. Under the 1993 Stock and Incentive Plan, the Compensation Committee may, at its discretion, select from among these types of awards to establish individual long-term incentive awards.

Long-term incentives represent the largest component of total executive compensation opportunity. We believe this is appropriate given our principle that executive pay should be closely tied to stockholder interests and is at-risk based on performance.

In 2008, we used a combination of long-term incentive vehicles, including time-based restricted stock, performance units and nonqualified stock options. For NEOs, other than Mr. Lesar, operations-based incentives in the form of performance units targeted 40% of the long-term incentive value, another 40% was delivered through restricted stock and the remaining 20% was delivered in stock options.

Combination of Long-term Incentive Vehicles



Restricted Stock
Performance Units
Stock Options

Messrs. McCollum, Cornelison, Gaut and Brown all approximated this combination of long-term incentive vehicles.

Mr. Lesar's combination of long-term incentive vehicles was different from the other NEOs, because of the 1993 Stock and Incentive Plan $5,000,000 limit on performance units. Therefore, his long-term incentives were provided 27% in the form of performance units, with the balance of long-term incentives allocated 49% to restricted stock and 24% to stock options.

Granting a mix of incentives allows us to provide a diversified yet balanced long-term incentive program that effectively addresses volatility in our industry and in the stock market, in addition to maintaining an incentive to meet performance goals. Stock options and restricted stock are directly tied to our stock price performance and, therefore, directly to stockholder value. Additionally, restricted stock provides a significant retention incentive while performance units shift the focus to improving long-term returns on capital employed, as measured in relation to the comparator peer group for the Performance Unit Program.

In determining the size of long-term incentive awards, the Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Committee's view of internal equity. This can result in positions of similar magnitude and pay receiving awards of varying size. The 2008 long-term incentive awards for each NEO were based primarily on market data.

Restricted Stock and Stock Options

Our restricted stock and stock option awards are granted under the 1993 Stock and Incentive Plan and listed in the Grants of Plan-Based Awards in Fiscal 2008 table.

Except for the grants to Mr. Brown described below, the 2008 restricted stock grants are subject to a graded vesting schedule of 20% over 5 years. However, different vesting schedules may be utilized at the discretion of the Committee. Restricted shares are eligible for dividend payments under the terms of the restricted stock award agreements.

Stock option awards vest over a three-year graded vesting period with 33⅓% of the grant vesting each year. All options are priced at the closing stock price on the date the grant is approved by the Committee.

The restricted stock and option awards shown in the Grants of Plan-Based Awards in Fiscal 2008 table represent the individual awards for each NEO made in 2008. All annual awards to NEOs were made in December 2008 and were approved by the Committee. Messrs. McCollum and Brown also received awards on February 13, 2008. Mr. McCollum's award was related to his promotion to Executive Vice President and Chief Financial Officer. Mr. Brown's award was related to his annual review for 2008.

Mr. Brown also received two additional restricted stock grants in 2008, in addition to his annual award. The October 7, 2008 award of 68,838 restricted shares has a 5 year cliff vesting schedule, with 100% of the award to vest in year five. An additional December 2, 2008 grant of 97,276 restricted shares has a graded vesting schedule, whereby 20% of the award will vest in years six through ten of the grant; nothing will vest in years one through five. Mr. Brown was granted these awards for retention purposes and to recognize the change in his scope of responsibilities.

The stock and option award columns in the Summary Compensation Table reflect the FAS 123R gross compensation expense recognized in 2008 for all outstanding restricted stock and option awards for each NEO.

Performance Units

The Performance Unit Program was designed to provide NEOs and other selected executives with incentive opportunities based on the level of achievement of pre-established performance objectives during three-year performance periods. The purpose of the program is to reinforce Halliburton's objectives for sustained long-term performance and value creation. It is also intended to reinforce strategic planning processes, balance short- and long-term decision making and help provide competitive total compensation opportunities.

The program measures our consolidated Return on Capital Employed, or ROCE, compared to both absolute goals and relative goals, as measured by the results achieved by our comparator peer group companies.

Return on Capital Employed indicates the efficiency and profitability of our capital investments and is determined based on the ratio of earnings divided by average capital employed. The calculation is as follows:

ROCE =
(Return on Capital Employed)

$$\frac{\text{Net income + after-tax interest expense}}{\text{Shareholders' equity + Debt (average of beginning and end of period)}}$$

The modifications that were made to the Performance Unit Program for the 2007 cycle were again utilized in the 2008 cycle. These included modifications to the comparator peer group used for measuring relative performance to focus on comparable oilfield equipment and service companies and domestic and international exploration and production companies. These changes were made in an effort to more accurately represent the timing, cyclicality and volatility related to the oil and natural gas industry. Finally, the performance metrics reflect increased absolute performance goals and more challenging relative performance goals.

The comparator peer group for the 2008 cycle Performance Unit Program includes:

- Anadarko Petroleum Corp.
- Apache Corp.
- Baker Hughes, Inc.
- BJ Services Co.
- Cameron International Corp.
- Chesapeake Energy Corp.
- Devon Energy Corp.
- Hess Corp.
- Marathon Oil Corp.
- Nabors Industries Ltd.
- National Oilwell Varco
- Schlumberger Ltd.
- Smith International, Inc.
- Transocean, Inc.
- Weatherford International Ltd.

The program allows for rewards to be paid in cash, stock or a combination of cash and stock. The first cycle began in 2001. Since that time the program has achieved slightly below target for the 2001 cycle, at target for the 2002 cycle, between target and maximum for the 2003 cycle and exceeded maximum for the 2004, 2005 and 2006 cycles. As a result of the changes made to the 2007 cycle and forward, achieving maximum payouts will be increasingly more difficult in the future.

2006 cycle Performance Unit Program Payout for NEOs

The 2006 cycle of the Performance Unit Program ended on December 31, 2008. Results for this cycle included the achievement of performance beyond the Maximum level on both absolute measures and measures relative to our comparator peer group. Halliburton's three-year average ROCE for the 2006 cycle in absolute terms was 25.79% while the three-year average for the comparator group was 21.15% at the 75th percentile. Rewards for the 2006 cycle were paid in cash during 2009.

The amounts presented in the column, Non-Equity Incentive Plan Compensation in the Summary Compensation Table, represent the amounts earned by the NEOs in 2008 under both the 2006 cycle of the Performance Unit Program and the 2008 Annual Performance Pay Plan. For example, Mr. Lesar's total amount of $8,120,000 represents the payment received for the 2006 cycle of the Performance Unit Program in the amount of $5,000,000, and his payment under the 2008 Annual Performance Pay Plan in the amount of $3,120,000. These amounts are discussed in the narrative following the Summary Compensation Table for all NEOs.

2008 cycle Performance Unit Program Opportunities for NEOs

Individual incentive opportunities are established based on market references and in accordance with our practice of granting a mix of long-term incentive vehicles. The Threshold, Target and Maximum columns under the heading Estimated Future Payouts Under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards in Fiscal 2008 table indicate the potential payout for each NEO under the Performance Unit Program for the 2008 cycle. The potential payouts are performance driven and completely at risk.

Mr. Lesar has a Target payout potential of $2,500,000 and a Maximum payout potential of $5,000,000 if the maximum goals of the 2008 cycle Performance Unit Program are met or exceeded. $5,000,000 is the maximum cash award currently allowed under the 1993 Stock and Incentive Plan.

Messrs. McCollum and Cornelison were provided a Target opportunity level of 115% and Maximum opportunity level of 230%, utilizing their January 1, 2008 annual base pay. Mr. Gaut was provided a Target opportunity level of 125% and Maximum opportunity level of 250%, utilizing his January 1, 2008 annual base pay. Mr. Brown was provided a Target opportunity level of 75% and Maximum opportunity level of 150%, utilizing his January 1, 2008 annual base pay.

Opportunity levels were determined based upon market data of our comparator peer group and the NEO's role within the organization. Actual payout amounts, if any, will not be known until after December 31, 2010.

Supplemental Executive Retirement Plan

The objective of the Supplemental Executive Retirement Plan, or SERP, is to provide a competitive level of pay replacement upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service.

The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

The calculation takes into account the following variables:

- Base salary;
- Years of service;
- Age;
- Employer portion of qualified plan savings;
- Age 65 value of any defined benefit plan; and
- Existing nonqualified plan balances and any other retirement plans.

Several assumptions are made annually, which include a base pay increase percentage, qualified and nonqualified plan contributions and investment earnings and an annuity rate. These factors are reviewed and approved annually by the Compensation Committee in advance of calculating any awards.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all Company retirement sources to produce an annual retirement benefit of 75% of final base pay. Company retirement sources include any qualified benefit plans and contributions to nonqualified benefit plans. If the combination of these two sources does not yield a total retirement balance that will meet the 75% objective, then contributions can be made annually through the SERP to bring the total benefit up to the targeted level.

To illustrate, assume $7.9 million is needed at age 65 to produce an annual retirement benefit equal to 75% of final base pay. The participant has $2.1 million in his qualified benefit plans at retirement and $3.0 million in his nonqualified retirement plans at retirement. Since the total of these two sources is $5.1 million, a shortfall of $2.8 million results. This is the amount needed to achieve the 75% pay replacement objective. Such shortfall may be accumulated through annual contributions to the SERP which will total $2.8 million at age 65.

In last year's proxy statement we disclosed that the SERP was closed to new participants. However, in light of the challenges we are facing to attract and retain qualified executives, we re-opened the SERP to new participants in 2008. However, we limited participation to the direct reports of the CEO and other selected executives as recommended by the CEO and approved by the Compensation Committee at their discretion.

Allocations are made annually for each NEO who participates in the SERP, as approved by the Committee. However, participation one year does not guarantee future participation. The average annual amounts allocated over the history of participation are as follows: Mr. Lesar: $220,267; Mr. McCollum: $90,500; Mr. Cornelison: $130,857; Mr. Gaut: $132,167; and Mr. Brown: $211,000.

In 2008, the Committee authorized retirement allocations under the SERP to all NEOs as listed in the 2008 Nonqualified Deferred Compensation table and also included in the All Other Compensation column in the Summary Compensation Table.

Messrs. Lesar, McCollum, Cornelison and Gaut have participated in the SERP for at least five consecutive years (the number required for vesting purposes for allocations made in 2005 and thereafter) and are fully vested in their respective account balances. Mr. Brown is a new participant in the SERP. New participants in the SERP need to obtain 5 years of additional service with us from the date of their initial award in order to be vested in the SERP.

OTHER EXECUTIVE BENEFITS AND POLICIES

Retirement and Savings Plan

All NEOs participate in the Halliburton Retirement and Savings Plan, which is the defined contribution benefit plan available to all eligible U.S. employees. The matching contributions included in the Supplemental Table: All Other Compensation detail the amounts contributed by the Company on behalf of each NEO under the plan.

Elective Deferral Plan

All NEOs may participate in the Halliburton Elective Deferral Plan, which was established to provide highly compensated employees with an opportunity to defer earned base salary and incentive compensation in order to help meet retirement and other future income needs.

The Elective Deferral Plan is a nonqualified deferred compensation plan and participation is completely voluntary. Pre-tax deferrals of up to 75% of base salary and/or eligible incentive compensation are allowed each calendar year. Gains or losses are credited based upon the participant's election from among four benchmark investment choices with varying degrees of risk.

In 2008, Messrs. Gaut and Brown participated in this plan by deferring a percentage of their compensation. Mr. Lesar has an account balance from participation in prior years. Messrs. McCollum and Cornelison are not participants in the plan. Further details can be found in the 2008 Nonqualified Deferred Compensation table.

Benefit Restoration Plan

The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations imposed under the Internal Revenue Code or due to participation in other Company sponsored plans. It also serves to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code.

The Benefit Restoration Plan earns interest at the rate of 10% per annum. In 2008, all NEOs received awards under this plan in the amounts included in the Supplemental Table: All Other Compensation and the 2008 Nonqualified Deferred Compensation table.

Defined Benefit Pension Plans

With the exception of Mr. Cornelison, who participated in the Dresser Industries Consolidated Retirement Plan prior to the merger with Dresser Industries, Inc., no other NEO participated in any defined benefit pension plans as we no longer offer these types of plans to our U.S. employees. Also, the NEOs are not participants in any previously offered pension plans, which are now also frozen.

Mr. Cornelison's benefit amounts are reflected in the Pension Benefits Table, with the change in value reflected in the Summary Compensation Table under the Change in Pension Value and NQDC Earnings column.

Perquisites

Health care and insurance coverage for our NEOs is the same as that provided to all active employees. In addition, we provide our NEOs and other highly compensated employees a physical examination benefit to be voluntarily utilized on an annual basis.

Country club memberships are limited and provided on an as-needed basis for business purposes only. Messrs. Cornelison, Gaut and Brown have club memberships.

We do not provide cars or car allowances. However, to allow for maximum efficiency and productive use of time, a company-leased car and part-time driver are provided for Mr. Lesar for the primary purpose of commuting to and from work while he is in Dubai and Houston.

A taxable benefit for executive financial planning is provided with the amount dependent on the NEO's level within the company. This benefit does not include tax return preparation. It is paid, only if used, on a reimbursable basis.

We also provided for adequate security assessments and measures at the personal residences of Mr. Lesar during 2008.

Mr. Lesar uses company aircraft for all travel. Other than Mr. Lesar, no other NEO used company aircraft for personal use in 2008. Spouses are allowed to travel on select business trips.

In 2007, Mr. Lesar relocated to Dubai and became an expatriate under our business practice regarding long-term expatriate assignments. Mr. Lesar continues to waive his right to certain assignment allowances provided under the terms of our business practice with the exception of a goods and services differential and host country housing, utilities and transportation.

A differential is commonly paid to expatriates in assignment locations where the cost of goods and services is greater than the cost for the same goods and services in the expatriate's home country. Differentials are determined by ORC Worldwide, a third-party consultant. Costs associated with Mr. Lesar's car and driver and his housing and utilities while in Dubai are taxable as income to him. As part of his expatriate assignment, Mr. Lesar participates in our tax equalization program, which neutralizes the tax effect of the international assignment and approximates the tax obligation the expatriate would pay in his home country.

Specific amounts for the above mentioned perquisites are detailed for each NEO in the Supplemental Table: All Other Compensation immediately following the Summary Compensation Table.

Clawback Policy

Adopted by the Board in 2007, we have a clawback policy that will seek to recoup incentive compensation in all appropriate cases paid to, awarded or credited for the benefit of a NEO if:

- The amount of incentive compensation was calculated on the achievement of financial results that were subsequently reduced due to a restatement of our financial results;
- The NEO engaged in fraudulent conduct that caused the need for the restatement; and
- The amount of incentive compensation that would have been awarded or paid to the NEO, had our financial results been properly reported, would have been lower than the amount actually paid or awarded.

Any NEO who receives incentive compensation based on the achievement of financial results that are subsequently the subject of a restatement will not be subject to recoupment unless the NEO personally participates in the fraudulent conduct.

Stock Ownership Guidelines

In September 2008, the Committee adopted stock ownership guidelines for specified officers, which include all the NEOs, to further align their interests with our stockholders.

As a result, Mr. Lesar is encouraged to own Halliburton common stock of an amount equal to or in excess of five times his annual base salary. The other NEOs are encouraged to own an amount of Halliburton common stock equal to or in excess of three times their annual base salary. The Compensation Committee reviews their holdings, which include restricted shares, exercised options and all other Halliburton common stock personally held by the NEO, at each December meeting. Each NEO has 5 years from the date of the adoption of the guidelines to meet them.

As of December 31, 2008, all NEOs meet the guidelines.

ELEMENTS OF POST-TERMINATION COMPENSATION AND BENEFITS

Termination events that trigger payments and benefits include normal or early retirement, change-in-control, cause, death, disability, and voluntary termination. Post-termination payments may include severance, accelerated vesting of restricted stock and stock options, maximum payments under cash-based short and long-term incentive plans, nonqualified account balances and health benefits, among others. The Post-Termination Payment tables in this proxy statement indicate the impact of various termination events on each element of compensation for the NEOs.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation paid to the CEO or any of the four other most highly compensated officers to the extent the compensation exceeds $1 million in any year. Qualifying performance-based compensation is not subject to this limit if certain requirements are met.

Our policy is to utilize available tax deductions whenever appropriate and consistent with our compensation philosophy. When designing and implementing executive compensation programs, we consider all relevant factors, including tax deductibility of compensation. Accordingly, we have attempted to preserve the federal tax deductibility of compensation in excess of $1 million a year to the extent doing so is consistent with our executive compensation objectives; however, we may from time to time pay compensation to our executives that may not be fully deductible.

Our 1993 Stock and Incentive Plan enables qualification of stock options, stock appreciation rights and performance share awards as well as short-term and long-term cash performance plans under Section 162(m).

To the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, we will make retroactive adjustments to any cash or equity-based incentive compensation paid to the CEO and CFO where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of restatement. When and where applicable, we will seek to recover any amount determined to have been inappropriately received by the CEO and CFO.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Halliburton Company is responsible for establishing and maintaining competitive executive compensation programs that enable Halliburton to attract, retain and motivate high caliber executives who can considerably impact stockholder value. We also ensure that such programs are administered in a fair and equitable manner consistent with established policies and procedures.

Pursuant to our Charter, we are generally responsible for establishing the Company's overall compensation philosophy and objectives and are specifically responsible for reviewing, approving and monitoring compensation strategies, plan design, guidelines, and practices as they relate to the named executive officers of the Company.

Our Committee consists entirely of independent, non-employee Directors appointed annually by the full Board. The composition of our Committee is reviewed annually to provide for adequate and reasonable rotation of members and to ensure that each member meets the criteria set forth in applicable Securities and Exchange Commission, New York Stock Exchange and Internal Revenue Code rules and regulations. Executive sessions, without members of Company management present, are regularly held. In addition, we invite all non-employee Board members to attend and participate in all our committee meetings; however, non-committee members are not entitled to vote.

We meet no less than four scheduled times per year and follow a pre-established calendar of actions. This calendar guides our Committee Chairperson, who coordinates with Halliburton's Chief Executive Officer and executive compensation staff, in establishing the agenda for each meeting.

We have reviewed and discussed the Compensation Discussion and Analysis with Company management and, based on such review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

THE COMPENSATION COMMITTEE

James R. Boyd
Milton Carroll
Kenneth T. Derr, Chairman
James T. Hackett
Debra L. Reed

SUMMARY COMPENSATION TABLE

The following tables set forth information regarding the CEO, CFO and the three other most highly compensated executive officers of Halliburton as of the fiscal year ended December 31, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and NQDC Earnings ($)	All Other Compensation ($)	Total ($)
David J. Lesar	2008	1,300,000	0	4,217,791	3,023,622	8,120,000	86,074	1,128,752	17,876,239
Chairman of the Board, President	2007	1,300,000	0	3,684,235	3,555,245	7,433,860	67,294	982,904	17,023,538
and Chief Executive Officer	2006	1,300,000	0	3,736,474	2,618,324	6,640,000	53,249	947,740	15,295,787
Mark A. McCollum	2008	500,000	0	447,539	184,984	1,045,000	2,816	240,566	2,420,905
Executive Vice President and	2007	415,000	150,000	309,471	123,380	677,165	1,781	184,931	1,861,728
Chief Financial Officer	2006	395,000	0	263,178	116,493	675,000	1,018	146,780	1,597,469
Albert O. Cornelison, Jr.	2008	550,000	0	775,106	366,663	1,870,000	21,706	406,113	3,989,588
Executive Vice President and	2007	550,000	0	650,858	365,757	1,458,465	14,975	460,456	3,500,511
General Counsel	2006	525,000	0	531,877	370,629	1,432,500	12,041	383,042	3,255,089
C. Christopher Gaut	2008	650,000	0	913,731	503,549	2,304,983	81,364	302,488	4,756,115
President — Drilling and	2007	625,000	0	758,894	508,540	1,901,438	92,090	319,230	4,205,192
Evaluation Division	2006	575,000	0	627,510	493,839	1,535,000	31,413	231,797	3,494,559
James S. Brown	2008	390,000	0	554,080	131,033	809,500	7,897	333,404	2,225,914
President — Western Hemisphere									

Salary. The amounts represented in the Salary column are attributable to annual salary earned by each NEO. Information related to salary increases in 2008 is discussed in the Compensation Discussion and Analysis under Base Salary.

Bonus. No bonus amounts were made to any NEOs in 2008. The amount represented in the Bonus column is attributable to a one-time lump sum award to Mr. McCollum in 2007 for his involvement with the KBR, Inc. separation, which was completed in 2007. This award was discretionary with the payment amount based on his role and involvement with the event.

Stock Awards. The amounts in the Stock Awards column indicate the gross compensation expense recognized for restricted stock in 2008. FASB Statement 123R requires the fair value of equity awards to be recognized in the financial statements over the period the employee is required to provide service in exchange for the award, *i.e.* the vesting period. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date.

Option Awards. The amounts in the Option Awards column indicate the gross compensation expense recognized for stock options in 2008. FASB Statement 123R requires the fair value of equity awards to be recognized in the financial statements over the period the employee is required to provide service in exchange for the award, *i.e.*, the vesting period. The fair value of stock options is estimated using the Black-Scholes option pricing model. For a discussion of the assumptions made in these valuations, refer to Note 1 to the Consolidated Financial Statements, Description of Company and Significant Accounting Policies — Stock-based compensation, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2008.

Non-Equity Incentive Plan Compensation. The amounts represented in the Non-Equity Incentive Plan Compensation column are for amounts earned in 2008, to be paid in 2009. The total amount shown consists of payments made for the 2008 plan year under the Halliburton Annual Performance Pay Plan and the 2006 cycle Performance Unit Program. Information about these programs can be found in the Compensation Discussion and Analysis under Short-term (Annual) Incentives for the Halliburton Annual Performance Pay Plan and under Long-term Incentives for the Performance Unit Program.

The Threshold, Target and Maximum amounts for the 2008 Halliburton Annual Performance Pay Plan can be found in the Grants of Plan-Based Awards in Fiscal 2008 table under the Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

The 2008 Halliburton Annual Performance Pay Plan amounts paid to each NEO are: $3,120,000 for Mr. Lesar; $650,000 for Mr. McCollum; $715,000 for Mr. Cornelison; $924,983 for Mr. Gaut; and $507,000 for Mr. Brown.

The 2006 cycle Performance Unit Program amounts paid to each NEO are: $5,000,000 for Mr. Lesar; $395,000 for Mr. McCollum; $1,155,000 for Mr. Cornelison; $1,380,000 for Mr. Gaut; and $302,500 for Mr. Brown.

The amounts paid to the NEOs for the 2006 cycle Performance Unit Program differ from what is shown in the Grants of Plan-Based Awards in Fiscal Year 2008 table under Estimated Future Payments Under Non-Equity Incentive Plan Awards. The Grants of Plan-Based Awards in Fiscal Year 2008 table indicates the potential award amounts for Threshold, Target and Maximum under the 2008 cycle Performance Unit Program, while the Summary Compensation Table shows amounts paid for a prior program cycle, the 2006 cycle, which closed on December 31, 2008.

Change in Pension Value and NQDC Earnings. The amounts in the Change in Pension Value and NQDC Earnings column are attributable to the above-market earnings for various nonqualified plans. The methodology for determining what constitutes above-market earnings is the difference between the interest rate as stated in the applicable nonqualified plan document and the Internal Revenue Service Long-Term 120% AFR rate as of December 31, 2008. The 120% AFR rate used for determining above-market earnings in 2008 was 5.35%.

Change in Pension Value. Because the present value of Mr. Cornelison's accumulated benefits as of December 31, 2008 was more than the present value of accumulated benefits as of December 31, 2007, a change in pension value of $2,765 is disclosed in the Pension Benefits Table.

Change in NQDC Earnings.

Halliburton Company Benefit Restoration Plan Above-Market Earnings. The current interest rate for the Halliburton Company Benefit Restoration Plan is 10% as defined by the plan document. The above-market earnings associated with this plan equals 4.65% (10% (plan interest) minus 5.35% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Benefit Restoration Plan in the 2008 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2008 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

NEOs earned above-market earnings for their balances associated with the Halliburton Company Benefit Restoration Plan as follows: $64,630 for Mr. Lesar; $2,816 for Mr. McCollum; $11,432 for Mr. Cornelison; $6,646 for Mr. Gaut; and $2,403 for Mr. Brown.

Halliburton Company Elective Deferral Plan Above-Market Earnings. The average earnings for the balances associated with the Halliburton Company Elective Deferral Plan were -26.77% for all funds and 8.2% for the one fund with positive returns. The above-market earnings associated with this fund equals 2.85% (8.2% minus 5.35% (120% AFR rate)). The amounts shown in this column differ from the amounts shown for the Halliburton Company Elective Deferral Plan in the 2008 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2008 Nonqualified Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

Messrs. Lesar, Gaut and Brown earned above-market earnings for certain balances associated with the one fund in the Halliburton Company Elective Deferral Plan that had positive earnings as follows: $21,444 for Mr. Lesar; $74,718 for Mr. Gaut; and $5,494 for Mr. Brown. Messrs. McCollum and Cornelison are not participants in the Halliburton Company Elective Deferral Plan and do not have any prior balances in the plan.

ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The current interest rate for both the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. is 10%, as defined by the plan documents. The above-market earnings associated with these plans equals 4.65% (10% (interest for plans) minus 5.35% (120% AFR rate)).

Mr. Cornelison earned above-market earnings for his balances in the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The amounts for each plan are: $178 and $7,331, respectively.

The amounts shown in this column differ from the amounts shown for the ERISA Excess Benefit Plan for Dresser Industries, Inc. and ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. in the 2008 Nonqualified Deferred Compensation table under the Aggregate Earnings in Last Fiscal Year column because the 2008 Nonqualified

Deferred Compensation table includes all earnings and losses, and the Summary Compensation Table shows above-market earnings only.

All Other Compensation. Detailed information for items listed in the All Other Compensation column can be found in the following supplemental table entitled Supplemental Table: All Other Compensation.

SUPPLEMENTAL TABLE: ALL OTHER COMPENSATION

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2008.

Name	Employee Physical ($)	Parking ($)	Financial Planning ($)	Halliburton Foundation ($)	Halliburton Giving Choices ($)	HALPAC ($)	Restricted Stock Dividends ($)	HRSP Employer Match ($)	HRSP Basic Contribution ($)	Benefit Restoration Plan ($)	Supplemtl Executive Retirement Plan ($)	All Other ($)	Total ($)
David J. Lesar	761	3,270	20,538	200,000	1,000	5,000	297,979	9,000	9,200	85,600	168,000	328,404	1,128,752
Mark A. McCollum	2,200	3,270	1,000	40,000	780	0	24,349	9,167	9,200	21,600	129,000	0	240,566
Albert O. Cornelison, Jr.	2,173	3,270	9,500	0	100	5,000	45,070	6,417	9,200	25,600	84,000	215,783	406,113
C. Christopher Gaut	1,960	0	2,500	35,000	700	5,000	54,246	9,000	9,200	33,600	142,000	9,282	302,488
James S. Brown	2,500	2,640	870	0	384	600	38,489	8,775	9,200	12,800	211,000	46,146	333,404

Employee Physical. The Employee Physical Program provides NEOs the opportunity to have an annual physical examination to encourage an ongoing habit of health and wellness. Participation in the program is strictly voluntary. The amount shown is based on the value of services the NEO received less any medical insurance covered benefits.

Parking. This is the direct cost Halliburton pays for reserved parking spaces. Mr. Gaut offices at a location without reserved parking spaces or a cost associated with parking.

Financial Planning. This program allows NEOs to receive financial planning services by accredited financial planners. Tax planning is not covered under this program. The amount is based on the services the NEO received in 2008. If they do not utilize the program, the amount is forfeited.

Halliburton Foundation. The Halliburton Foundation allows NEOs and other employees to donate to approved universities, medical hospitals and primary schools of their choice. The Halliburton Foundation matches donations up to $20,000 on a two-for-one basis. Mr. Lesar participates in the Halliburton Foundation's matching program for Directors, which allows his contributions up to $50,000 to qualified organizations to be matched on a two-for-one basis. Due to timing of when the NEO made the donation and when the Foundation matched the donation, a higher amount than the limit could result. Therefore, the amount shown indicates what the Foundation actually donated on behalf of the NEO during 2008.

Halliburton Giving Choices. The Halliburton Giving Choices Program allows NEOs and other employees to donate to approved not-for-profit charities of their choice. Halliburton matches donations by contributing ten cents for every dollar contributed by employees up to a maximum of $1,000. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2008.

Halliburton Political Action Committee. The Halliburton Political Action Committee allows NEOs and other eligible employees to donate to political candidates and participate in the political process. Halliburton matches the donation dollar-for-dollar to a 501(c)(3) status nonprofit organization of the contributor's choice. The amounts shown represent the match amounts the program donated to charities on behalf of the NEOs in 2008.

Restricted Stock Dividends. This is the amount of dividends paid on restricted stock held by NEOs in 2008.

Halliburton Retirement and Savings Plan Employer Match. The amount shown is the contribution Halliburton made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan, our defined contribution plan. Halliburton matches up to 4% of each employee's eligible base pay, up to the 401(a)(17) compensation limit of $230,000 in 2008.

Halliburton Retirement and Savings Plan Basic Contribution. This is the contribution Halliburton made on behalf of each NEO to the Halliburton Company Retirement and Savings Plan. If actively employed on December 31, 2008, each employee receives a contribution equal to 4% of their eligible base pay, up to the 401(a)(17) compensation limit of $230,000 in 2008.

Halliburton Company Benefit Restoration Plan. This is the award earned under the Halliburton Company Benefit Restoration Plan in 2008. The plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other Company sponsored plans and to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Associated interest, awards and beginning and ending balances for the Halliburton Company Benefit Restoration Plan are included in the 2008 Nonqualified Deferred Compensation table. Above-market interest earned on these awards and associated balances is shown in the Summary Compensation Table under the Change in Pension Value and NQDC Earnings column.

Halliburton Company Supplemental Executive Retirement Plan. These are awards approved under the Halliburton Company Supplemental Executive Retirement Plan as discussed in the Supplemental Executive Retirement Plan section of the Compensation Discussion and Analysis. Awards are approved by the Halliburton Compensation Committee annually. The plan provides a competitive level of pay replacement for key executives upon retirement. Associated interest, awards and beginning and ending balances for the Halliburton Company Supplemental Executive Retirement Plan are included in the 2008 Nonqualified Deferred Compensation table.

All Other.

- *Pension Equalizer Program and Associated Tax Equalization Payment.* Mr. Cornelison is the only NEO who participates in the Dresser Industries, Inc. Pension Equalizer Plan. A subsequent tax equalization payment is also paid to ensure the NEO, along with other participants in the plan, receives the full benefit of the plan amount. Mr. Cornelison's pension equalizer payment was $135,528 with a subsequent tax equalization payment of $75,083 for a total of $210,611.
- *Country Club Membership Dues.* The amount is based on the monthly membership fees. Club memberships are approved for business purposes only. Messrs. Cornelison, Gaut and Brown currently have club memberships paid by us. The amounts incurred were $5,172 for Mr. Cornelison, $9,282 for Mr. Gaut, and $34,654 for Mr. Brown.
- *Aircraft Usage.* Mr. Lesar uses Company aircraft for all travel. The incremental cost to Halliburton for his personal use of the Company plane in 2008 was $171,805. Other than Mr. Lesar, no other NEO used our aircraft for personal use in 2008. Spouses are allowed to travel on select business trips. For total compensation purposes in 2008, we valued the incremental cost of the personal use of aircraft using a method that takes into account: landing, parking, hanger fees, flight planning services and dead-head costs; crew travel expenses; supplies and catering; aircraft fuel and oil expenses per hour of flight; any customs, foreign permit and similar fees; and passenger ground transportation.
- *Home Security.* The Company provides security for residences based on a risk assessment which considers the NEO's position. In 2008, a total of $9,214 for security maintenance fees was paid for the residences of Mr. Lesar.
- *Car/Driver.* A car and driver have been assigned to Mr. Lesar while in the U.S. so that he can work while in transit to allow him to meet customer and Company needs. The amount has been determined by his average commute time multiplied by his driver's hourly rate. The cost to us was $9,290 in 2008. In addition, Mr. Lesar is provided with a car and driver in Dubai with an associated taxable income expense of $12,235.
- *Other Compensation for Mr. Lesar.* Mr. Lesar continues to be an expatriate because of his move to Dubai, UAE. In 2008, he received $22,981 for a Cost of Living Adjustment; $91,469 of imputed income for housing and utilities; $2,185 imputed income for employee taxes; $6,634 imputed income for vacation travel and $2,591 imputed income for excess benefits. All imputed income amounts are associated with his expatriate assignment and other expatriates on similar assignments receive similar adjustments as well.
- *Other Compensation for Mr. Brown.* Mr. Brown received a $6,765 payment associated with personal goods stolen while on a business trip and an associated tax gross-up amount of $4,726.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2008

The following table represents amounts associated with the 2008 cycle Performance Unit Program, 2008 Annual Performance Pay Plan and restricted stock and stock option awards granted in 2008 for our NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
David J. Lesar		1,250,000	2,500,000	5,000,000(1)				
		624,000	1,560,000	3,120,000(2)				
	12/02/2008				253,028			3,901,692
	12/02/2008					262,075	15.42	998,270
Mark A. McCollum		287,500	575,000	1,150,000(1)				
		130,000	325,000	650,000(2)				
	02/13/2008				10,300			367,401
	02/13/2008					11,500	35.67	124,154
	12/02/2008				48,700			750,954
	12/02/2008					50,400	15.42	191,979
Albert O. Cornelison, Jr.		316,250	632,500	1,265,000(1)				
		143,000	357,500	715,000(2)				
	12/02/2008				38,600			595,212
	12/02/2008					40,000	15.42	152,364
C. Christopher Gaut		406,250	812,500	1,625,000(1)				
		195,000	487,500	975,000(2)				
	12/02/2008				41,800			644,556
	12/02/2008					43,300	15.42	164,934
James S. Brown		146,250	292,500	585,000(1)				
		101,400	253,500	507,000(2)				
	02/13/2008				10,000			356,700
	02/13/2008					10,000	35.67	107,960
	10/07/2008				68,838(3)			1,499,980
	12/02/2008				97,276(4)			1,499,996
	12/02/2008				48,000			740,160
	12/02/2008					49,700	15.42	189,312

(1) Indicates opportunity levels under the 2008 cycle of the Performance Unit Program.

(2) Indicates opportunity levels under the 2008 Halliburton Annual Performance Pay Plan.

(3) The October 7, 2008 restricted stock award in the amount of 68,838 restricted shares to Mr. Brown vests 100% on the fifth anniversary of the grant.

(4) The December 2, 2008 restricted stock award in the amount of 97,276 restricted shares to Mr. Brown will not begin vesting until the sixth anniversary of the award, at which time it will vest 20% annually through year ten.

As indicated by footnote (1), the opportunities for each NEO under the 2008 cycle Performance Unit Program if the Threshold, Target or Maximum levels are achieved are reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This program measures our consolidated Return on Capital Employed as compared to our internal goals as well as relative to our comparator peer group utilized by the program during three-year cycles. The potential payouts are performance driven and completely at risk. For more information on the 2008 cycle Performance Unit Program, refer to Long-term Incentives in the Compensation Discussion and Analysis.

As indicated by footnote (2), the opportunities for each NEO under the 2008 Halliburton Annual Performance Pay Plan are also reflected under Estimated Future Payouts Under Non-Equity Incentive Plan Awards. This plan measures company Cash Value Added as compared to our pre-established goals during a one-year period. The potential payouts are performance driven and completely at risk. The amounts earned in 2008 and payable in 2009 for the 2008 Halliburton Annual Performance Pay Plan are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. For more information on the 2008 Halliburton Annual Performance Pay Program, refer to Short-term (Annual) Incentives in the Compensation Discussion and Analysis.

All restricted stock and nonqualified stock option awards are granted under the Halliburton Company 1993 Stock and Incentive Plan. The awards listed under All Other Stock Awards: Number of Shares of Stock or Units and All

Other Option Awards: Number of Securities Underlying Options were awarded to each NEO, on the date indicated, by the Compensation Committee.

The annual restricted stock grants awarded to the NEOs in 2008 are subject to a graded vesting schedule of 20% over 5 years, except as indicated in footnotes 3 and 4. This vesting schedule serves to motivate our NEOs to remain with Halliburton. All restricted shares are priced at fair market value on the date of grant. Quarterly dividends are paid on the restricted shares at the same time and rate payable on our common stock, which is currently $0.09 per share. However, the shares may not be sold, transferred or used as collateral. The shares remain subject to forfeiture during the restricted period in the event of a NEO's termination of employment or an unapproved early retirement.

Nonqualified stock options granted in 2008 vest over a three-year graded vesting period with 33⅓% of the grants vesting each year. All options are priced at the fair market value on the date of grant using the Black-Scholes options pricing model. There are no voting or dividend rights unless the NEO exercises the options and acquires the shares.

The Estimated Future Payouts Under Equity Incentive Plan columns have been omitted because awards under the Performance Unit Program and Halliburton Annual Performance Pay Plan are expected to be paid in cash and are disclosed under Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2008

The following table represents outstanding stock option and restricted stock awards for our NEOs as of December 31, 2008.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
David J. Lesar[1]	12/06/2000					14,000	254,520
	10/01/2001					92,644	1,684,268
	01/02/2002					123,526	2,245,703
	04/01/2002					123,523	2,245,648
	01/02/2004					40,000	727,200
	12/02/2004	46,000	0	19.31	12/02/2014	29,200	530,856
	03/03/2005	133,334	0	22.04	03/03/2015		
	12/07/2005	180,000	0	32.39	12/07/2015	64,000	1,163,520
	12/06/2006	232,466	116,233	33.17	12/06/2016	67,500	1,227,150
	12/05/2007	36,900	73,800	36.90	12/05/2017	80,480	1,463,126
	12/02/2008	0	262,075	15.42	12/02/2018	253,028	4,600,049
Total		628,700	452,108			887,901	16,142,040
Mark A. McCollum[2]	09/10/2003	13,332	0	12.17	09/10/2013		
	12/02/2004	9,000	0	19.31	12/02/2014	2,000	36,360
	12/07/2005	7,000	0	32.39	12/07/2015	8,000	145,440
	12/07/2005					2,640	47,995
	12/06/2006	8,934	4,466	33.17	12/06/2016	10,400	189,072
	12/05/2007	4,000	8,000	36.90	12/05/2017	8,800	159,984
	02/13/2008	0	11,500	35.67	02/13/2018	10,300	187,254
	12/02/2008	0	50,400	15.42	12/02/2018	48,700	885,366
Total		42,266	74,366			90,840	1,651,471
Albert O. Cornelison, Jr.[3]	10/01/2001					4,725	85,901
	01/02/2002					6,300	114,534
	04/01/2002					6,300	114,534
	09/11/2002					12,000	218,160
	01/02/2004					12,644	229,868
	12/02/2004					5,000	90,900
	12/07/2005	30,800	0	32.39	12/07/2015	11,280	205,070
	12/06/2006	20,800	10,400	33.17	12/06/2016	24,160	439,229
	12/05/2007	6,200	12,400	36.90	12/05/2017	13,520	245,794
	12/02/2008	0	40,000	15.42	12/02/2018	38,600	701,748
Total		57,800	62,800			134,529	2,445,738

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested ($)
C. Christopher Gaut[4]	03/03/2003	200,000	0	10.25	03/03/2013	30,000	545,400
	01/02/2004	65,880	0	13.02	01/02/2014	12,644	229,868
	12/02/2004	33,000	0	19.31	12/02/2014	6,840	124,351
	12/07/2005	40,000	0	32.39	12/07/2015	14,640	266,155
	12/06/2006	31,267	15,633	33.17	12/06/2016	36,320	660,298
	12/05/2007	8,000	16,000	36.90	12/05/2017	17,040	309,787
	12/02/2008	0	43,300	15.42	12/02/2018	41,800	759,924
Total		378,147	74,933			159,284	2,895,783
James S. Brown[5]	07/29/1999					200	3,636
	08/16/2000					2,000	36,360
	08/21/2001					600	10,908
	03/16/2004					1,268	23,052
	01/13/2005					8,000	145,440
	04/07/2005	2,193	0	22.56	04/07/2015	2,896	52,649
	01/06/2006	3,000	3,000	33.03	01/06/2016	4,800	87,264
	04/17/2006					6,000	109,080
	01/03/2007	4,467	8,933	29.87	01/03/2017	11,700	212,706
	02/13/2008	0	10,000	35.67	02/13/2018	10,000	181,800
	10/07/2008					68,838	1,251,475
	12/02/2008					97,276	1,768,478
	12/02/2008	0	49,700	15.42	12/02/2018	48,000	872,640
Total		9,660	71,633			261,578	4,755,488

(1) Mr. Lesar's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the January 2, 2004, December 2, 2004, December 7, 2005, December 5, 2007 and December 2, 2008 awards, which will vest in equal amounts over five years.

(2) Mr. McCollum's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards, including February 13, 2008 and December 2, 2008, will continue to vest in equal amounts over each grant's five-year vesting schedule, except for the December 6, 2006 award, which will vest in equal amounts over ten years.

(3) Mr. Cornelison's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the January 2, 2004, December 2, 2004, December 7, 2005, December 5, 2007 and December 2, 2008 awards, which will vest in equal amounts over five years.

(4) Mr. Gaut's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards, including December 2, 2008, will continue to vest in equal amounts over each grant's five-year vesting schedule, except for the March 3, 2003 and December 6, 2006 awards, which will vest in equal amounts over ten years.

(5) Mr. Brown's remaining stock option awards will continue to vest annually in equal amounts over three-year vesting schedules. His remaining restricted stock awards will continue to vest in equal amounts over each grant's ten-year vesting schedule, except for the March 16, 2004, January 13, 2005, April 7, 2005, January 6, 2006, April 17, 2006, February 13, 2008 and December 2, 2008 awards, which will vest in equal amounts over five years, the October 7, 2008 restricted stock award which will vest 100% on the fifth anniversary of the grant and the December 2, 2008 restricted stock award of 97,276 shares which will not begin vesting until the sixth anniversary of the award, at which time it will vest 20% annually through year ten.

The nonqualified stock option awards listed under Option Awards include outstanding awards, exercisable and unexercisable, as of December 31, 2008.

The restricted stock awards under Stock Awards are the number of shares not vested as of December 31, 2008. The market value shown was determined by multiplying the number of unvested restricted shares at year end by the closing price of our common stock on the New York Stock Exchange Composite Tape of $18.18 on December 31, 2008.

The Equity Incentive Plan Awards columns are intentionally omitted as this type of award is not utilized by us at this time.

The narratives under the Summary Compensation Table and Grants of Plan-Based Awards at Fiscal Year End 2008 table contain additional information on stock option and restricted stock awards.

2008 OPTION EXERCISES AND STOCK VESTED

The following table represents stock options exercised and restricted shares that vested during fiscal year 2008 for our NEOs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David J. Lesar	108,666	2,789,943	239,401	6,615,961
Mark A. McCollum	0	0	14,820	299,374
Albert O. Cornelison, Jr.	37,960	1,031,313	37,409	1,017,126
C. Christopher Gaut	0	0	41,604	1,056,706
James S. Brown	0	0	18,636	623,495

The value realized for exercised stock option awards was determined by multiplying the spread (difference between the market price of the underlying stock on the date of exercise and the option price) by the number of options. The value listed represents the total value of all option exercises occurring in 2008.

The value realized for vested restricted stock awards was determined by multiplying the fair market value of the shares (closing market price of Halliburton common stock on the vesting date) by the number of shares that vested. Shares vested on various dates throughout the year; therefore, the value listed represents the aggregate value of all shares that vested in 2008.

2008 NONQUALIFIED DEFERRED COMPENSATION

The 2008 Nonqualified Deferred Compensation table reflects balances in Halliburton nonqualified plans as of January 1, 2008, contributions made by the NEO and us during 2008, any earnings (the net of the gains and losses on funds, as applicable) and the ending balance as of December 31, 2008. The plans are described in the Compensation Discussion and Analysis and brief summaries are provided below.

Name	Plan	01/01/08 Balance ($)	Executive Contributions In Last Fiscal Year ($)	Registrant Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Balance At Last Fiscal Year End ($)
David J. Lesar	SERP	4,148,365	0	168,000	207,418	4,523,783
	Benefit Restoration	1,389,885	0	85,600	138,988	1,614,473
	Elective Deferral	724,503	0	0	61,694	786,197
	Total	6,262,753	0	253,600	408,100	6,924,453
Mark A. McCollum	SERP	448,191	0	129,000	22,410	599,601
	Benefit Restoration	60,560	0	21,600	6,056	88,216
	Total	508,751	0	150,600	28,466	687,817
Albert O. Cornelison, Jr.	SERP	936,348	0	84,000	46,817	1,067,165
	Benefit Restoration	245,850	0	25,600	24,585	296,035
	Dresser ERISA Excess	3,820	0	0	382	4,202
	Dresser ERISA Comp Limit	157,650	0	0	15,765	173,415
	Total	1,343,668	0	109,600	87,549	1,540,817
C. Christopher Gaut	SERP	715,496	0	142,000	35,775	893,271
	Benefit Restoration	142,914	0	33,600	14,291	190,805
	Elective Deferral	2,562,297	518,578	0	4,999	3,085,874
	Total	3,420,707	518,578	175,600	55,065	4,169,950
James S. Brown	SERP	0	0	211,000	0	211,000
	Benefit Restoration	51,675	0	12,800	5,167	69,642
	Elective Deferral	206,461	97,500	0	(13,443)	290,518
	Total	258,136	97,500	223,800	(8,276)	571,160

Halliburton Company Supplemental Executive Retirement Plan. The SERP provides a competitive level of pay replacement for key executives upon retirement. The current pay replacement target is 75% of final base salary at age 65 with 25 years of service. Several assumptions are made annually, which include pay increase percentage, qualified and nonqualified plan contributions, qualified and nonqualified plan investment earnings and an annuity rate.

Allocations under the SERP can be made once a year and are approved by the Compensation Committee at their discretion. The material factors and guidelines considered in making an allocation include:

- Retirement benefits provided from other Company programs, both qualified and nonqualified;
- Current compensation;
- Length of service; and
- Years of service to normal retirement.

These factors are reviewed and approved annually by the Compensation Committee in advance of calculating any awards. Messrs. Lesar, McCollum, Cornelison and Gaut have participated in the SERP for five or more consecutive years (the number required for vesting purposes for allocations made in 2005 and thereafter) and are fully vested in their respective account balances. Mr. Brown is not vested in his 2008 award. Balances earn interest at an annual rate of 5%.

The SERP amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Benefit Restoration Plan. The Halliburton Company Benefit Restoration Plan provides a vehicle to restore qualified plan benefits which are reduced as a result of limitations on contributions imposed under the Internal Revenue Code or due to participation in other Company sponsored plans and to defer compensation that would otherwise be treated as excessive remuneration within the meaning of Section 162(m) of the Internal Revenue Code. Awards are made annually to those who meet these criteria and earn interest at an annual rate of 10%. Awards and corresponding interest balances are 100% vested and distributed upon separation.

Benefit Restoration amounts shown in the Registrant Contributions in Last Fiscal Year column are included in the Summary Compensation Table under All Other Compensation.

Halliburton Company Elective Deferral Plan. The Halliburton Company Elective Deferral Plan allows participants to save for retirement utilizing eligible pre-tax base and/or eligible incentive compensation. Participants may elect to defer up to 75% of their annual base salary and up to 75% of their incentive compensation into the plan. Deferral elections must be made on an annual basis, including the type and timing of distribution. Plan earnings are based on the NEO's choice of up to four investment options with varying degrees of risk, including the risk of loss. Investment options may be changed by the NEO monthly. The amounts shown in the Aggregate Earnings in Last Fiscal Year column reflects the aggregate of all gains and losses on outstanding balances in 2008. Only the above-market interest is shown in the Summary Compensation Table, under Change in Pension Value and NQDC Earnings.

ERISA Excess Benefit Plan for Dresser Industries, Inc. The ERISA Excess Benefit Plan for Dresser Industries, Inc. pays retirement benefits accrued as of December 31, 1998, which resulted from benefits that could not be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code Section 415. It is an unfunded excess benefit plan as defined in the Internal Revenue Code. Interest is accrued on an annual basis at the rate of 10%.

Mr. Cornelison received interest as shown in the Aggregate Earnings in Last Fiscal Year column. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under Change in Pension Value and NQDC Earnings.

ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. The ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc. pays the accrued retirement benefit that cannot be paid from a Dresser defined benefit, defined contribution or other related plan because of the application of Internal Revenue Code Section 401(a)(17).

Interest is accrued on an annual basis at the rate of 10%. Mr. Cornelison received interest as shown in the Aggregate Earnings in Last Fiscal Year column. The above-market interest associated with earnings has been disclosed in the Summary Compensation Table under Change in Pension Value and NQDC Earnings.

The Aggregate Withdrawals/Distributions column has been omitted because there were no withdrawals or distributions in 2008.

PENSION BENEFITS TABLE

The following table shows the present value of the accumulated benefit for Mr. Cornelison who is a participant in a defined benefit plan. None of the other NEOs are participants in a defined benefit plan.

Name	Plan Name	Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Albert O. Cornelison, Jr.	Halliburton Retirement Plan	1.1667	28,783	0

The non-contributory Dresser Consolidated Salaried Retirement Plan was established in 1986 for the purpose of providing participants with a monthly defined benefit upon retirement. The plan was frozen on May 31, 1995. Mr. Cornelison began employment with Dresser Industries on March 14, 1994, which qualified him to participate in the plan. His participation ended when the plan was frozen. However, since he has continued working for us after the plan freeze date, he continues to accrue both vesting service and years of service with us. Mr. Cornelison is the only NEO to participate in the Dresser Consolidated Salaried Retirement Plan.

Dresser Industries and Halliburton merged on September 29, 1998, and Halliburton subsequently merged the Dresser Consolidated Salaried Retirement Plan into the Halliburton Retirement Plan on December 31, 2001. None of the other NEOs were eligible to participate in the Halliburton Retirement Plan, because participation was limited to those salaried employees who were age 55 or older as of December 31, 1996.

The present value of accumulated benefits is based on formulas that utilize final average compensation and service while Mr. Cornelison was an employee of Dresser Industries, Inc. Service from the date of hire to the date the plan was frozen is used to calculate the benefit amount. Therefore, Mr. Cornelison's defined benefit plan service equals 1.1667. Final average compensation is based on tax form W-2 pay (within the qualified pay limit) ending on the plan freeze date of May 31, 1995.

The assumptions used to calculate the Present Value of Accumulated Benefit with a calculation date of December 31, 2008, are as follows: 5.72% discount rate, no pre-retirement mortality assumption, Pension Protection Act 2009 post-retirement valuation mortality assumption, age 65 unreduced retirement date and no pre-retirement turnover.

Because Mr. Cornelison is eligible for early retirement under the plan (age 55 with 10 years of vesting service), the amount of his early retirement benefit is actuarially equivalent to the age 65 benefit based on a 5% interest rate and the 1971 Group Annuity Mortality Table weighted for 90% male and 10% female.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Contracts

Messrs. Lesar, McCollum, Cornelison, Gaut, and Brown have employment agreements with Halliburton. Under the terms of Mr. Lesar's agreement, a termination for cause is a termination for (i) gross negligence or willful misconduct in the performance of his duties and responsibilities or (ii) a conviction of a felony. In the event Mr. Lesar is involuntarily terminated by Halliburton for any reason other than termination for cause, Halliburton is obligated to pay Mr. Lesar a severance payment equal to (i) the value of any restricted shares that are forfeited because of termination, and (ii) five times his annual base salary.

Under the terms of the agreements with Messrs. McCollum, Cornelison, Gaut, and Brown, the reasons for termination of employment (other than death) are defined as follows:

(i) Retirement means either (a) retirement at or after normal retirement age (either voluntarily or under Halliburton's retirement policy) or (b) voluntary termination of employment in accordance with Halliburton's early retirement policy for other than a Good Reason. "Good Reason" means a termination of employment by employee because of (a) a material breach by Halliburton of any material provision of the employment agreement, or (b) a material reduction in employee's rank or responsibility with Halliburton, provided that (i) employee provides written notice to Halliburton of the circumstances employee claims constitute "Good Reason" within ninety calendar days of the first to occur of such circumstances, (ii) such breach remains uncorrected for thirty calendar days following written notice, and (iii) employee's termination occurs within one hundred eighty calendar days after the date that the circumstances employee claims constitute Good Reason first occurred.

(ii) Permanent disability means the employee's physical or mental incapacity to perform his or her usual duties with such condition likely to remain continuously and permanently as reasonably determined by the Compensation Committee in good faith.

(iii) Voluntary termination means a termination of employment in the sole discretion and at the election of the employee for other than Good Reason.

(iv) Termination for cause means a termination of employee's employment by Halliburton for Cause. "Cause" means any of the following: (a) employee's gross negligence or willful misconduct in the performance of the duties and services required of the employee; (b) employee's final conviction of a felony; (c) a material violation of Halliburton's Code of Business Conduct; or (d) employee's material breach of any material provision of his or her employment agreement which remains uncorrected for thirty days following written notice of such breach to employee by Halliburton.

If Messrs. McCollum, Cornelison, Gaut, and Brown terminate for any reason other than death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, voluntary termination or termination for cause, the executive is entitled to each of the following:

- At the Committee's election, either the retention of all restricted shares following termination or a payment equal to the value of any restricted shares that are forfeited because of termination;
- A payment equal to two years' base salary amounts;
- Any unpaid amounts earned under the Annual Performance Pay Plan in prior years; and
- Any amount payable for the year under the Annual Performance Pay Plan in which his employment is terminated determined as if he had remained employed for the full year.

Change-In-Control Arrangements

The Company does not maintain individual change-in-control agreements or provide for tax gross-ups on any payments associated with change-in-control. Some of our compensation plans, however, contain change-in-control provisions, which could result in payment of specific benefits.

Under the 1993 Stock and Incentive Plan, in the event of a change-in-control, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent are deemed achieved and the holder receives a payment equal to the maximum amount of the award he or she would have been entitled to receive, pro-rated to the effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, immediately vest and are paid based on the vested value of the award.

Under the Annual Performance Pay Plan:

- in the event of a change-in-control during a plan year, a participant will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, prorated through the date of the change-in-control; and
- in the event of a change-in-control after the end of a plan year but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for the plan year.

Under the Performance Unit Program:

- in the event of a change-in-control during a performance cycle, a participant will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, pro-rated to the date of the change-in-control; and
- in the event of a change-in-control after the end of a performance cycle but before the payment date, a participant will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.

Under the Employee Stock Purchase Plan, in the event of a change-in-control, unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Compensation Committee prior to the effective date of the change-in-control; and
- upon such effective date, any unexercised stock purchase rights will expire and Halliburton will refund to each participant the amount of his or her payroll deductions made for purposes of the Employee Stock Purchase Plan, which has not yet been used to purchase stock.

POST-TERMINATION PAYMENTS

The following tables and narratives represent the impact of certain termination events on each element of compensation for NEOs as of December 31, 2008.

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
David J. Lesar	Severance	0	0	0	0	0	6,500,000	6,500,000
	Annual Perf. Pay Plan	0	0	3,120,000	3,120,000	0	3,120,000	3,120,000
	Restricted Stock	0	0	16,142,040	16,142,040	0	16,142,040	16,142,040
	Stock Options	0	0	723,327	723,327	0	723,327	723,327
	Performance Units	0	0	5,000,000	5,000,000	0	0	5,000,000
	Nonqualified Plans	6,924,454	6,924,454	6,924,454	6,924,454	6,924,454	6,924,454	6,924,454
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	6,924,454	6,936,454	31,921,821	31,909,821	6,924,454	33,409,821	38,409,821

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Mark A. McCollum	Severance	0	0	0	0	0	1,000,000	1,000,000
	Annual Perf. Pay Plan	0	0	650,000	650,000	0	650,000	650,000
	Restricted Stock	0	0	1,651,471	1,651,471	0	1,651,471	1,651,471
	Stock Options	80,192	80,192	219,296	219,296	80,192	219,296	219,296
	Performance Units	0	0	770,666	770,666	0	0	770,666
	Nonqualified Plans	687,817	687,817	687,817	687,817	687,817	687,817	687,817
	Health Benefits	0	0	0	0	0	0	0
	Total	768,009	768,009	3,979,250	3,979,250	768,009	4,208,584	4,979,250

		Termination Event						
Name	Payments	Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
Albert O. Cornelison, Jr.	Severance	0	0	0	0	0	1,100,000	1,100,000
	Annual Perf. Pay Plan	0	0	715,000	715,000	0	715,000	715,000
	Restricted Stock	0	0	2,445,737	2,445,737	0	2,445,737	2,445,737
	Stock Options	0	0	110,400	110,400	0	110,400	110,400
	Performance Units	0	0	1,228,334	1,228,334	0	0	1,228,334
	Nonqualified Plans	1,540,816	1,540,816	1,540,816	1,540,816	1,540,816	1,540,816	1,540,816
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	1,540,816	1,552,816	6,052,287	6,040,287	1,540,816	5,911,953	7,140,287

Name	Payments	Termination Event						
		Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
C. Christopher Gaut	Severance	0	0	0	0	0	1,300,000	1,300,000
	Annual Perf. Pay Plan	0	0	975,000	975,000	0	975,000	975,000
	Restricted Stock	0	0	2,895,783	2,895,783	0	2,895,783	2,895,783
	Stock Options	1,926,270	1,926,270	2,045,778	2,045,778	1,926,270	2,045,778	2,045,778
	Performance Units	0	0	1,541,667	1,541,667	0	0	1,541,667
	Nonqualified Plans	4,169,950	4,169,950	4,169,950	4,169,950	4,169,950	4,169,950	4,169,950
	Health Benefits	0	0	0	0	0	0	0
	Total	6,096,220	6,096,220	11,628,178	11,628,178	6,096,220	11,386,511	12,928,178

Name	Payments	Termination Event						
		Resignation ($)	Early Retirement w/o Appvl ($)	Early Retirement w/ Appvl ($)	Normal Retirement ($)	Term for Cause ($)	Term w/o Cause ($)	Change in Control ($)
James S. Brown.	Severance	0	0	0	0	0	780,000	780,000
	Annual Perf. Pay Plan	0	0	507,000	507,000	0	507,000	507,000
	Restricted Stock	0	0	4,755,488	4,755,488	0	4,755,488	4,755,488
	Stock Options	0	0	137,172	137,172	0	137,172	137,172
	Performance Units	0	0	575,000	575,000	0	0	575,000
	Nonqualified Plans	360,160	360,160	360,160	360,160	360,160	360,160	360,160
	Health Benefits	0	12,000	12,000	0	0	0	0
	Total	360,160	372,160	6,346,820	6,334,820	360,160	6,539,820	7,114,820

Resignation. Resignation is defined as leaving the Company to work elsewhere, not attaining early or normal retirement status (see these sections for information on what constitutes these statuses) or leaving the Company voluntarily. Upon resignation, the following actions will occur for a NEO's various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon their date of resignation. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their resignation or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Performance Units.* The NEO would not be eligible to receive payments, if any, from the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Payments from the Halliburton Company Supplemental Executive Retirement Plan and Halliburton Company Benefit Restoration Plan are paid out of an irrevocable grantor trust held at State Street Bank and Trust Company. The principal and income of the trust are treated as assets and income of Halliburton for federal income tax purposes and are subject to the claims of general creditors of Halliburton to the extent provided in the plan. The Halliburton Elective Deferral Plan is unfunded and payments are made by us from general assets. Payments from these plans may be paid in a lump sum or in annual installments for a maximum ten year period. Plans related to Dresser Industries, Inc., as referenced in the 2008 Nonqualified Deferred Compensation table, are unfunded and paid by us in lump sum form from general assets.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs since they resigned from the Company.

Early Retirement. A NEO would become eligible for early retirement by either attaining age 50 or by attaining 70 points via a combination of age plus years of service. Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term). Early retirement eligibility is a condition that must be met before consideration will be given by the Compensation Committee to retention of stock awards upon separation from employment. For example, if a NEO is eligible for early retirement but is leaving us to go to work for a competitor, then their stock awards would not be considered for retention.

Early Retirement (Without Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon their date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their early retirement or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Performance Units.* The NEO would not be eligible to receive payments, if any, from the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would be eligible for the $12,000 credit to assist with retiree medical costs. The NEO must have been age 40 or older as of December 31, 2004 and qualify for early retirement under our health and welfare plans which requires that they have attained age 55 with ten years of service or that their age and years of service equals 70 points with a minimum of ten years of service, to be eligible for this credit. The credit is only applicable if the NEO chooses Halliburton retiree medical coverage. This benefit is amortized into a monthly credit applied to the cost of retiree medical based on the number of months from the time of early retirement to age 65. For example, if a NEO is 10 years or 120 months away from age 65 at the time of their early retirement, they will receive a monthly credit in the amount of $100 ($12,000/120 months). Should the NEO choose not to elect coverage with Halliburton after their separation, they would not receive any cash in lieu of the credit. Note that this is not a cash payment, but a credit applied to the monthly retiree medical costs and only valid until the participant turns 65.

Early Retirement (With Approval). The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* Participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year.
- *Restricted Stock.* Any stock holdings restrictions would lapse upon the date of early retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Stock Options.* The NEO will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date.
- *Performance Units.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's early retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March of the year following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would be eligible for the $12,000 credit to assist with retiree medical costs. The NEO must have been age 40 or older as of December 31, 2004 and qualify for early retirement under our health and welfare plans to be eligible for this credit. Refer to the *Early Retirement (Without Approval)* section for more information on Health Benefits.

Normal Retirement. A NEO would be eligible for normal retirement should they cease employment at age 65 or later. The following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* Participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year.
- *Restricted Stock.* Any restricted stock holdings would vest upon the date of normal retirement. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Stock Options.* The NEO will be granted retention of their outstanding option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date.
- *Performance Units.* The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO's normal retirement. These payments, if earned, are paid out and the NEO would receive payments at the same time as other participants, which is usually no later than March following the close of the cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit as they would be age 65 or older at the time of normal retirement.

Termination (For Cause). Should the NEO be terminated for cause from the Company, such as violating a Code of Business Conduct policy, the following actions will occur for their various elements of compensation:

- *Severance Pay.* No severance would be paid to the NEO.
- *Annual Performance Pay Plan.* No payment, if any, would be paid to the NEO for the Performance Pay Plan.
- *Restricted Stock.* Any restricted stock holdings would be forfeited upon their date of termination. Restricted stock holdings information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Stock Options.* The NEO must exercise their outstanding, vested options within 30 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited. Stock option information can be found in the Outstanding Equity Awards at Fiscal Year End 2008 table.
- *Performance Units.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Termination (Without Cause). Should a NEO with an employment agreement be terminated without cause by Halliburton, such as termination at the convenience of the Company, then the provisions of their applicable employment agreements related to severance payments, annual performance pay plan, and lapsing of stock restrictions would apply and are conditioned on a release agreement being executed by the NEO. Failure to do so will result in no payments for these items being made to the NEO. The following actions will occur for their various elements of compensation:

- *Severance Pay.* Severance is paid according to terms of an employment agreement. Mr. Lesar's severance multiple is five times base salary at the time of termination. Messrs. McCollum, Cornelison, Gaut and Brown would receive severance in the amount of two times base salary at the time of termination. Severance paid under the terms of the employment agreement fully satisfies any and all other claims for severance under our plans or policies.
- *Annual Performance Pay Plan.* Participation is continued for the full year of separation and at the existing participation level at separation; however, any payments are made at the time all other participants receive payment and only if our performance yields a payment under the terms of the plan. These payments usually occur no later than the end of February in the year following the plan year.
- *Restricted Stock.* Restricted shares under the 1993 Stock and Incentive Plan are automatically vested or are forfeited and an equivalent value is paid to the NEO at the Compensation Committee's discretion.

- *Stock Options.* If the NEO is eligible for early retirement, then they will be granted retention of their option awards. The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreements and any vested options will not expire until 10 years from the grant award date. If the NEO is not eligible for early retirement, then they must exercise their outstanding, vested options within 30 days after their termination or the options will be forfeited as per the terms of the stock option agreements. Any unvested stock options would be forfeited.
- *Performance Units.* No payment, if any, would be paid to the NEO for the Performance Unit Program.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs.

Change-in-Control. Should a NEO be affected by a change-in-control and subsequently terminated as a result, the following actions will occur for their various elements of compensation:

- *Severance Pay.* For all NEOs, except Mr. Lesar, the severance payment is calculated by multiplying their annual base salary as of the date of the NEO's separation by two. Mr. Lesar's severance multiple is five times base salary at the time of termination. A severance payment is only triggered in cases of termination without cause or upon the occurrence of a change-in-control. To receive severance pay, the NEO is required to sign a separation agreement releasing us from all future claims. Severance paid under the terms of the employment agreement fully satisfies any and all other claims for severance under our plans or policies.
- *Annual Performance Pay Plan.* In the event of a change-in-control during a plan year, the NEOs will be entitled to an immediate cash payment equal to the maximum dollar amount he or she would have been entitled to for the year, pro-rated through the date of the change-in-control. In the event of a change-in-control after the end of a plan year but before the payment date, the NEOs will be entitled to an immediate cash payment equal to the incentive earned for the plan year.
- *Restricted Stock.* Restricted shares under the 1993 Stock and Incentive Plan are automatically vested.
- *Stock Options.* Any outstanding options shall become immediately vested and fully exercisable by the NEO.
- *Performance Units.* In the event of a change-in-control during a performance cycle, NEOs will be entitled to an immediate cash payment equal to the maximum amount he or she would have been entitled to receive for the performance cycle, pro-rated to the date of the change-in-control. In the event of a change-in-control after the end of a performance cycle but before the payment date, NEOs will be entitled to an immediate cash payment equal to the incentive earned for that performance cycle.
- *Nonqualified Plans.* Under all circumstances, the NEO is entitled to any vested benefits under the applicable nonqualified plans as shown in the 2008 Nonqualified Deferred Compensation table. Refer to the *Resignation* section for more information on Nonqualified Plans.
- *Health Benefits.* The NEO would not be eligible for the $12,000 credit to assist in paying for retiree medical costs unless they were eligible for early retirement at the time of the change-in-control.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	12,748,156	$25.66	13,950,526
Equity compensation plans not approved by security holders	—	—	—
Total	12,748,156	$25.66	13,950,526

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers to file reports of holdings and transactions in Halliburton shares with the SEC and the NYSE. Based on our records and other information, we believe that in 2008 our Directors and our officers who are subject to Section 16 met all applicable filing requirements, except: Mr. Peter Bernard, formerly Senior Vice President Business Development and Marketing, who filed a late Form 4 regarding shares withheld for taxes upon lapse of stock restrictions; Mr. James Brown, President — Western Hemisphere, who filed two late Forms 4 each relating to shares withheld for taxes upon lapse of stock restrictions, and a late Form 4 relating to a stock award; Mr. Albert Cornelison, Jr., Executive Vice President and General Counsel, who filed a late Form 4 relating to shares withheld for taxes upon lapse of stock restrictions; Mr. David King, President — Completion and Production Division, who filed a late Form 3, and a late Form 4 relating to shares withheld for taxes upon lapse of stock restrictions; and Mr. Timothy Probert, Executive Vice President Strategy and Corporate Development, who filed a late Form 3, and a late Form 4 relating to shares withheld for taxes upon lapse of stock restrictions.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There are no legal proceedings to which any Director, officer or principal stockholder, or any affiliate thereof, is a party that would be material and adverse to Halliburton.

DIRECTORS' COMPENSATION

Directors' Fees and Deferred Compensation Plan

From January 1, 2008 through June 30, 2008, all non-employee Directors received an annual retainer of $50,000 and an attendance fee of $2,000 for each meeting of the Board and for each committee meeting attended. The Lead Director received an additional annual retainer of $15,000. The chairman of each committee also received an additional retainer annually for serving as chair as follows: Audit — $20,000; Compensation — $15,000; Health, Safety and Environment — $10,000; and Nominating and Corporate Governance — $10,000. Beginning July 1, 2008, all non-employee Directors receive an annual retainer of $100,000, but there will no longer be an attendance fee for each meeting of the Board and for each committee meeting attended. The Lead Director and the chairman of each committee will continue to receive an additional annual retainer in the amounts listed above.

Under the Directors' Deferred Compensation Plan, Directors are permitted to defer their fees or a portion of their fees. A participant may elect, on a prospective basis, to have his or her deferred compensation account either credited quarterly with interest at the prime rate of Citibank, N.A. or translated on a quarterly basis into Halliburton common stock equivalents. Distributions will be made after retirement to the Director in a lump sum or in annual installments over a 5- or 10-year period, as elected by them. Distributions of common stock equivalents are made in shares of common stock, while distributions of deferred compensation credited with interest are made in cash. Ms. Bader and Ms. Reed and Messrs. Bennett, Boyd, Carroll, Crandall, Derr, Gillis and Hackett have elected to participate in the plan.

Directors' Restricted Stock Awards

When a non-employee Director is first elected to the Board, he or she receives an award of 2,000 restricted shares of common stock shortly thereafter.

Each non-employee Director receives an annual award of restricted shares of common stock with a value of $120,000 on the date of the award. These annual awards are normally made in August of each year.

Restricted shares may not be sold, assigned, pledged or otherwise transferred or encumbered until the restrictions are removed. Restrictions lapse following termination of Board service under specified circumstances, which include, among others, death or disability, retirement under the Director mandatory retirement policy or early retirement after at least four years of service. During the restriction period, Directors have the right to vote and to receive dividends on the restricted shares. Any shares that are restricted under the plan's provisions following termination of service are forfeited.

Directors' Retirement Plan

The Directors' Retirement Plan has been closed to new Directors elected after May 16, 2000. Under the Directors' Retirement Plan, each participant receives an annual benefit upon the benefit commencement date. The benefit commencement date is the later of a participant's termination date or attainment of age 65. The benefit equals the last annual retainer for the participant and is paid for a period of years equal to the participant's years of service on his or her termination date. Upon the death of a participant, benefit payments are made to the surviving spouse, if any, in the form of a lump sum equal to the present value of the remaining unpaid annual installments. Years of service for each participant under the plan are: Mr. Crandall — 23, and Mr. Howell — 17. Assets are transferred to State Street Bank and Trust Company, as Trustee, to be held under an irrevocable grantor trust to aid Halliburton in meeting its obligations under the Directors' Retirement Plan. The principal and income of the trust are treated as assets and income of Halliburton for federal income tax purposes and are subject to the claims of general creditors of Halliburton to the extent provided in the plan.

In 2007, Halliburton and the Board amended the plan to provide participants with a one-time election to receive a lump sum payment of the present value of any remaining payments, if the Director is retired and receiving annual payments or the present value of their plan benefit upon retirement, if the Director is still actively serving on the Board. Messrs. Crandall and Howell both elected the lump sum payment. Upon their retirement from the Board in May 2008, Mr. Crandall received a lump sum payment of $678,812, and Mr. Howell received a lump sum payment of $567,869.

Charitable Contributions

Matching Gift Programs. To further Halliburton's support for charities, Directors may participate in the Halliburton Foundation's matching gift programs for educational institutions, not-for-profit hospitals and medical foundations. For each eligible contribution, the Halliburton Foundation makes a contribution of two times the amount contributed, subject to approval by its Trustees and providing the contribution meets certain criteria. The maximum aggregate of all contributions each calendar year by a Director eligible for matching is $50,000, resulting in a maximum aggregate amount contributed annually by the Halliburton Foundation in the form of matching gifts of $100,000 for any Director who participates in the programs. Neither the Halliburton Foundation nor Halliburton has made a charitable contribution to any charitable organization in which a Director serves as an executive officer, within the preceding three years, that exceeds in any single year the greater of $1 million or 2% of such charitable organization's consolidated gross revenues.

Other Benefits

Accidental Death and Dismemberment. We offer an optional accidental death and dismemberment policy for Directors. Ms. Bader and Messrs. Carroll, Crandall, Derr, Gillis, Howell, Martin, and Precourt elected coverage for the standard principal amount of $250,000 each. We paid a total of $895 in premiums for these Directors. These premiums are included in the All Other Compensation column for those who participate.

2008 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Kathleen M. Bader	34,833	21,302	0	55,847	111,982
Alan M. Bennett	103,000	125,532	369	74,946	303,847
James R. Boyd	89,000	125,532	0	64,637	279,169
Milton Carroll	87,000	68,010	0	3,354	158,364
Robert L. Crandall	51,167	4,755	0	798,817	854,739
Kenneth T. Derr	102,000	118,653	1,565	150,325	372,543
S. Malcolm Gillis	87,000	197,276	577	73,297	358,150
James T. Hackett	60,333	29,479	0	1,122	90,934
W.R. Howell	41,083	4,755	0	569,781	615,619
J. Landis Martin	107,500	118,653	0	107,721	333,874
Jay A. Precourt	99,000	118,653	0	107,721	325,374
Debra L. Reed	90,000	118,653	2,878	27,120	238,651

Fees Earned or Paid In Cash. The amounts in this column represent meeting fees and retainer fees earned in fiscal year 2008, but not necessarily paid in 2008. Refer to the section Directors' Fees and Deferred Compensation Plan for information on meeting fees.

Stock Awards. FASB Statement 123R requires the fair value of equity awards to be recognized in the financial statements over the period the Director is required to provide service in exchange for the award, i.e. the vesting period. We calculate the fair value of restricted stock awards by multiplying the number of restricted shares granted by the closing stock price as of the award's grant date. For a discussion of the assumptions made in these valuations, refer to Note 1 to the Consolidated Financial Statements, Description of Company and Significant Accounting Policies — Stock-based compensation, in the Halliburton Company Form 10-K for the fiscal year ended December 31, 2008.

The aggregate number of shares of restricted stock outstanding at fiscal year-end are: Mr. Bennett — 12,393; Mr. Boyd — 12,393; Mr. Carroll — 7,428; Mr. Derr — 20,719; Dr. Gillis — 15,919; Mr. Hackett — 4,624; Mr. Martin — 22,319; Mr. Precourt — 22,319; and Ms. Reed — 20,719. Ms. Bader did not stand for reelection to the Board in May 2008 and forfeited 3,603 shares of the 4,804 shares of restricted stock she had been awarded. Messrs. Crandall and Howell retired from the Board, and, therefore, had no remaining shares of restricted stock outstanding at fiscal year-end because their restricted shares vested upon retirement.

The total grant date fair value of each restricted stock award received in 2008 as computed in accordance with FASB Statement 123R is: Mr. Bennett — $119,996; Mr. Boyd — $119,996; Mr. Carroll — $119,996; Mr. Derr — $119,996; Dr. Gillis — $119,996; Mr. Hackett — $216,876; Mr. Martin — $119,996; Mr. Precourt — $119,996; and Ms. Reed — $119,996. Mr. Hackett's restricted stock award is higher than the other Directors' awards due to his receiving an initial award upon his election to the Board, which has a fair value of $96,880. Ms. Bader did not stand for reelection to the Board in May 2008 and Messrs. Crandall and Howell retired from the Board in May 2008 and as a result they did not receive a restricted stock award in 2008.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. Only Mr. Crandall and Mr. Howell participated in the frozen Directors' Retirement Plan. Mr. Crandall and Mr. Howell both retired in May 2008, prior to any increase in pension value.

Directors' amounts also include above-market interest credited under the Directors' Deferred Compensation Plan as follows: Mr. Bennett — $369; Mr. Derr — $1,565; Dr. Gillis — $577; and Ms. Reed — $2,878. The above-market earnings associated with this plan for the first quarter of 2008 was 1.9% (7.25% (plan interest) minus 5.35% (120% AFR rate)). There were no above-market earnings associated with this plan for the second, third, or fourth quarters of 2008.

All Other Compensation. This column includes compensation related to the Halliburton Foundation, Accidental Death and Dismemberment program, restricted stock dividends associated with these awards, dividend equivalents associated with the Directors' Deferred Compensation Plan and final lump sum payments under the Directors' Retirement Plan.

Directors who participated in the matching gift program under the Halliburton Foundation and the corresponding match provided by the Halliburton Foundation include: Ms. Bader — $54,960; Mr. Bennett — $70,000; Mr. Boyd — $58,800; Mr. Crandall — $100,000; Mr. Derr — $136,668; Dr. Gillis — $67,880; Mr. Martin — $100,000; Mr. Precourt — $100,000; and Ms. Reed — $20,000. The amounts reflected indicate matching payments made by the Halliburton Foundation in 2008. Because of differences between the time when the Director makes the charitable contribution and the time when the Halliburton Foundation makes the matching payment, amounts paid by the Halliburton Foundation may apply to contributions made by the Directors in both 2007 and 2008 and the amounts shown may exceed $100,000 in those instances.

Directors who participated in the Accidental Death and Dismemberment program and incurred imputed income for the benefit amount include: Ms. Bader — $38; Mr. Carroll — $99; Mr. Crandall — $61; Mr. Derr — $159; Dr. Gillis — $159; Mr. Howell — $61; Mr. Martin — $159; and Mr. Precourt — $159.

Directors who received dividends on restricted stock held on Halliburton record dates include: Ms. Bader — $540; Mr. Bennett — $3,989; Mr. Boyd — $3,989; Mr. Carroll — $2,202; Mr. Crandall — $1,851; Mr. Derr — $6,987; Dr. Gillis — $5,259; Mr. Hackett — $1,012; Mr. Howell — $1,851; Mr. Martin — $7,563; Mr. Precourt — $7,563; and Ms. Reed — $6,987.

Directors who received dividend equivalents credited under the Directors' Deferred Compensation Plan include: Ms. Bader — $309; Mr. Bennett — $957; Mr. Boyd — $1,848; Mr. Carroll — $1,053; Mr. Crandall — $18,092; Mr. Derr — $6,511; Mr. Hackett — $110; and Ms. Reed — $133.

The Option Awards and Non-Equity Incentive Plan Compensation columns have been omitted because stock option awards are no longer granted to non-employee Directors, and the Company does not utilize Non-Equity Incentive Plan Compensation for non-employee Directors. The aggregate number of stock options outstanding at fiscal year-end are: Mr. Derr — 14,000; Mr. Martin — 20,000; and Mr. Precourt — 20,000.

AUDIT COMMITTEE REPORT

Halliburton's Audit Committee consists of Directors who, in the business judgment of the Board, are independent under Securities and Exchange Commission regulations and the New York Stock Exchange listing standards. In addition, in the business judgment of the Board, all four members of the Audit Committee, Alan M. Bennett, S. Malcolm Gillis, James T. Hackett and Jay A. Precourt, have accounting or related financial management experience required under the listing standards and have been designated by the Board as "audit committee financial experts." We operate under a written charter, a copy of which is available on Halliburton's website, *www.halliburton.com*. As required by the charter, we review and reassess the charter annually and recommend any changes to the Board for approval.

Halliburton's management is responsible for preparing Halliburton's financial statements and the principal independent public accountants are responsible for auditing those financial statements. The Audit Committee's role is to provide oversight of management in carrying out management's responsibility and to appoint, compensate, retain and oversee the work of the principal independent public accountants. The Audit Committee is not providing any expert or special assurance as to Halliburton's financial statements or any professional certification as to the principal independent public accountants' work.

In fulfilling our oversight role for the year ended December 31, 2008, we:

- reviewed and discussed Halliburton's audited financial statements with management;
- discussed with KPMG LLP, Halliburton's principal independent public accountants, the matters required by Statement on Auditing Standards No. 61 relating to the conduct of the audit;
- received from KPMG LLP the written disclosures and letter required by the Public Company Accounting Oversight Board regarding KPMG LLP's independence; and
- discussed with KPMG LLP its independence.

Based on our:

- review of the audited financial statements;
- discussions with management;
- discussions with KPMG LLP; and
- review of KPMG LLP's written disclosures and letter,

we recommended to the Board that the audited financial statements be included in Halliburton's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission. Our recommendation considers our review of that firm's qualifications as independent public accountants for the Company. Our review also included matters required to be considered under Securities and Exchange Commission rules on auditor independence, including the nature and extent of non-audit services. In our business judgment the nature and extent of non-audit services performed by KPMG LLP during the year did not impair the firm's independence.

Respectfully submitted,
THE AUDIT COMMITTEE OF DIRECTORS

Alan M. Bennett
S. Malcolm Gillis
James T. Hackett
Jay A. Precourt

FEES PAID TO KPMG LLP

During 2008 and 2007, Halliburton incurred the following fees for services performed by KPMG LLP.

	2008 (In millions)	2007 (In millions)
Audit fees	$10.1	$ 9.9
Audit-related fees	0.2	0.1
Tax fees	2.4	1.5
All other fees	0.2	0.1
Total	$12.9	$11.6

Audit Fees

Audit fees represent the aggregate fees for professional services rendered by KPMG LLP for the integrated audit of our annual financial statements for the fiscal years ended December 31, 2008 and December 31, 2007. Audit fees also include the audits of many of our subsidiaries in regards to compliance with statutory requirements in foreign countries, reviews of our financial statements included in the Forms 10-Q we filed for fiscal years 2008 and 2007, and review of registration statements.

Audit-Related Fees

Audit-related fees primarily include professional services rendered by KPMG LLP for audits of some of our subsidiaries relating to transactions.

Tax Fees

The aggregate fees for tax services primarily consisted of international tax compliance and tax return services related to our expatriate employees.

All Other Fees

All other fees comprise professional services rendered by KPMG LLP related to immigration services and other nonrecurring miscellaneous services.

Pre-Approval Policies and Procedures

The Audit Committee has established written pre-approval policies that require the approval by the Audit Committee of all services provided by KPMG LLP as the principal independent public accountants that examine the financial statements and the books and records of Halliburton and all audit services provided by other independent public accountants. Prior to engaging KPMG LLP for the annual audit, the Audit Committee reviews a Principal Independent Public Accountants Auditor Services Plan. KPMG LLP then performs services throughout the year as approved by the Committee. KPMG LLP reviews with the Committee, at least quarterly, a projection of KPMG LLP's fees for the year. Periodically, the Audit Committee approves revisions to the plan if the Committee determines changes are warranted. All of the fees described above provided by KPMG LLP to Halliburton were approved in accordance with the policy. Our Audit Committee considered whether KPMG LLP's provisions of tax services and all other fees as reported above is compatible with maintaining KPMG LLP's independence as our principal independent public accounting firm.

Work Performed by KPMG LLP's Partners and Employees

KPMG LLP's work on Halliburton's audit was performed by KPMG LLP partners and employees.

PROPOSAL FOR RATIFICATION OF THE SELECTION OF AUDITORS

(Item 2)

KPMG LLP has examined Halliburton's financial statements beginning with the year ended December 31, 2002. A resolution will be presented at the Annual Meeting to ratify the appointment by the Board of that firm as independent public accountants to examine the financial statements and the books and records of Halliburton for the year ending December 31, 2009. The appointment was made upon the recommendation of the Audit Committee. KPMG LLP has advised that neither the firm nor any member of the firm has any direct financial interest or any material indirect interest in Halliburton. Also, during at least the past three years, neither the firm nor any member of the firm has had any connection with Halliburton in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from stockholders.

The affirmative vote of the holders of a majority of the shares of Halliburton's common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

If the stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the selection of independent public accountants.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as independent public accountants to examine the financial statements and books and records of Halliburton for the year 2009.

†††††††††

PROPOSAL TO AMEND AND RESTATE THE HALLIBURTON COMPANY 1993 STOCK AND INCENTIVE PLAN

(Item 3)

Introduction

The Halliburton Company 1993 Stock and Incentive Plan (the "1993 Stock and Incentive Plan") was last approved by stockholders at the 2003 annual meeting and reserved 49 million shares (98 million shares post-stock split in July 2006) for issuance thereunder. The material terms of performance goals under the 1993 Stock and Incentive Plan for purposes of Section 162(m) of the Internal Revenue Code were reapproved by the stockholders at the 2008 annual meeting.

This amendment and restatement names the 1993 Stock and Incentive Plan the Halliburton Company Stock and Incentive Plan (the "Stock and Incentive Plan") and replenishes the pool of shares of Halliburton common stock available for issuance under the Stock and Incentive Plan by adding 34,959,680 shares.

Our Board is requesting that stockholders approve the amendment and restatement of the Stock and Incentive Plan, which amendment and restatement was approved by the Board of Directors on February 11, 2009 subject to stockholder approval.

General

In order to give Halliburton the flexibility to responsibly address its future equity compensation needs, Halliburton is requesting that stockholders approve the amendment and restatement of the Stock and Incentive Plan with the following material features:

- Add 34,959,680 shares to the Stock and Incentive Plan.
- Provide that for the purpose of computing shares remaining eligible for issuance under the Stock and Incentive Plan, each one share issued as a restricted stock grant (or pursuant to the vesting of a stock unit or performance share award) will count as the issuance of 1.60 shares reserved under the plan; and remove the limitation that no more than 32,000,000 shares in the aggregate may be awarded as restricted stock grants or stock units.
- Increase the cash value calendar year limit for individual performance awards not denominated in common stock from $5,000,000 to $10,000,000 for purposes of Section 162(m) of the Internal Revenue Code.

The 34,959,680 shares to be added to the Stock and Incentive Plan pursuant to the amendment and restatement of the plan, in combination with the remaining authorized shares and shares added back into the plan from forfeitures, is expected to satisfy Halliburton's equity compensation needs through the 2013 annual meeting of stockholders. This being the case, if the amendment and restatement are approved, Halliburton anticipates seeking the authorization of additional shares under the Stock and Incentive Plan in 2013.

The Stock and Incentive Plan contains the following important features:

- Repricing of stock options and stock appreciation rights is prohibited unless stockholder approval is obtained.
- Stock options and stock appreciation rights must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.
- The ability to automatically receive replacement stock options when a stock option is exercised with previously acquired shares of Halliburton common stock or so-called "stock option reloading" is not permitted.

Share Reserve (adjusted for 1997 and 2006 stock splits where applicable)

Shares authorized under the Stock and Incentive Plan	98,000,000
Shares granted (less available cancellations) and shares expired from 1993 through January 31, 2009 from the Stock and Incentive Plan	87,209,680
Remaining shares available for grant as of January 31, 2009	10,790,320
Additional shares being requested under the amendment and restatement of the Stock and Incentive Plan	34,959,680
Total shares available for grant under the amended and restated Stock and Incentive Plan	45,750,000

Note: As of January 31, 2009, Halliburton had total outstanding awards of 13,190,374 options with a weighted average exercise price of $25.44 and a weighted average life of 6.25 years, and 9,154,055 full value awards.

If the amendment and restatement of the Stock and Incentive Plan is approved by stockholders, the aggregate number of shares of Halliburton common stock that will be available for issuance under the Stock and Incentive Plan would increase to 45,750,000 shares, based on the estimates set forth above. If awards granted under the Stock and Incentive Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the Stock and Incentive Plan. The Stock and Incentive Plan does not provide for "liberal share counting." Stock appreciation rights will be counted in full against the number of shares available for issuance under the Stock and Incentive Plan, regardless of the number of shares issued upon settlement of the stock appreciation rights.

The number of stock option shares or stock appreciation rights, singly or in combination, together with shares or share equivalents under performance awards granted to any individual in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value determined as of the date of grant of any performance award not denominated in common stock granted to any individual for any one calendar year shall not exceed $10,000,000.

In the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of common stock occurring after the date of the grant of an award, the Compensation Committee shall make appropriate adjustments to the number and price of shares of common stock or other consideration subject to such awards and the award limits set forth in the preceding paragraph.

THE STOCK AND INCENTIVE PLAN

Types of Awards

The Stock and Incentive Plan provides for the grant of any or all of the following types of awards:

- stock options, including incentive stock options and non-qualified stock options;
- stock appreciation rights, either independent of, or in connection with, stock options;
- restricted stock;
- restricted stock units;
- performance awards; and
- stock value equivalent awards.

Any stock option granted in the form of an incentive stock option must satisfy the requirements of section 422 of the Internal Revenue Code. Awards may be made to the same person on more than one occasion and may be granted singly, in combination, or in tandem as determined by the Compensation Committee. To date, only awards of non-qualified stock options, restricted stock, restricted stock units and cash-based performance awards have been made under the Stock and Incentive Plan.

Term

The Stock and Incentive Plan is scheduled to expire on May 20, 2013.

Administration

The Board of Directors has appointed the Compensation Committee to administer the Stock and Incentive Plan. Subject to the terms of the Stock and Incentive Plan, and to any approvals and other authority as the Board of Directors may reserve to itself from time to time, the Compensation Committee, consistent with the terms of the Stock and Incentive Plan, will have authority to:

- select the individuals to receive awards and determine the timing, form, amount or value and term of grants and awards, and the conditions and restrictions, if any, subject to which grants and awards will be made and become payable under the Stock and Incentive Plan;
- construe the Stock and Incentive Plan and prescribe rules and regulations for the administration of the Stock and Incentive Plan; and
- make any other determinations authorized under the Stock and Incentive Plan as the Compensation Committee deems necessary or appropriate.

Eligibility

A broad group of our employees and employees of our affiliates are eligible to participate in the Stock and Incentive Plan. The selection of participants from eligible employees is within the discretion of the Compensation Committee. Non-employee directors are eligible to participate in the Stock and Incentive Plan. As of January 1, 2009, approximately 13,350 employees (including employee directors and executive officers) and 9 non-employee directors are eligible for awards under the Stock and Incentive Plan as determined by the Compensation Committee.

Stock Options

Under the Stock and Incentive Plan, the Compensation Committee may grant awards in the form of stock options to purchase shares of common stock. The Compensation Committee will determine the number of shares subject to an option, the manner and time of the option's exercise, and the exercise price per share of stock subject to the option. The term of an option may not exceed ten years. No consideration is received by us for granting stock options. The exercise price of a stock option will not be less than the fair market value of the common stock on the date the option is granted. Repricing of stock options is prohibited unless stockholder approval is obtained. The Compensation Committee will designate each option as a non-qualified or an incentive stock option.

The option exercise price may, at the discretion of the Compensation Committee, be paid by a participant in cash, shares of common stock or a combination of cash and common stock. Except as set forth below with regard to specific corporate changes, no option will be exercisable within six months of the date of grant.

Stock Appreciation Rights

The Stock and Incentive Plan also authorizes the Compensation Committee to grant stock appreciation rights either independent of, or in connection with, a stock option. The exercise price of a stock appreciation right will not be less than the fair market value of the common stock on the date the stock appreciation right is granted. If granted with a stock option, exercise of stock appreciation rights will result in the surrender of the right to purchase the shares under the option as to which the stock appreciation rights were exercised. Upon exercising a stock appreciation right, the holder receives for each share for which the stock appreciation right is exercised, an amount equal to the difference between the exercise price and the fair market value of the common stock on the date of exercise. Payment of that amount may be made in shares of common stock, cash, or a combination of cash and common stock, as determined by the Compensation Committee. The stock appreciation rights will not be exercisable within six months of the date of grant. The term of a stock appreciation right grant may not exceed ten years, and no consideration is received by us for granting stock appreciation rights.

Restricted Stock

The Stock and Incentive Plan provides that shares of common stock subject to specific restrictions may be awarded to eligible individuals as determined by the Compensation Committee. The Compensation Committee will determine the nature and extent of the restrictions on the shares, the duration of the restrictions, and any circumstance under which restricted shares will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant. During the period of restriction, recipients will have the right to receive dividends and the right to vote the shares.

Restricted Stock Units

The Stock and Incentive Plan authorizes the Compensation Committee to grant restricted stock units. A restricted stock unit is a unit evidencing the right to receive one share of common stock or an equivalent cash value equal to the fair market value of a share of common stock. The Compensation Committee will determine the nature and extent of the restrictions on the restricted stock units, the duration of the restrictions, and any circumstance under which restricted stock units will be forfeited. With a limited exception, the restriction period may not be less than three years from the date of grant. The Compensation Committee may provide for the payment of dividend equivalents during the period of restriction, but recipients will not have the right to receive actual dividends or to vote the shares underlying the restricted stock units.

Performance Awards

The Stock and Incentive Plan permits the Compensation Committee to grant performance awards to eligible individuals. Performance awards are awards that are contingent on the achievement of one or more performance measures. Such performance measures may be established and administered in accordance with the requirements of Section 162(m) of the Internal Revenue Code. Performance awards may be settled in cash or stock, as determined by the Compensation Committee. The number of shares or share equivalents under performance awards, singly or in combination, together with the number of stock option shares or stock appreciation rights, granted to any individual in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value (determined as of the date of grant) of any performance award that is not denominated in stock granted to any one participant in a calendar year may not exceed $10,000,000.

The performance criteria that may be used by the Compensation Committee in granting performance awards consist of objective tests based on the following:

- earnings
- cash flow
- customer satisfaction
- revenues
- financial return ratios
- profit return and margins
- market share
- working capital
- cash value added performance
- stockholder return and/or value
- operating profits (including EBITDA)
- net profits
- earnings per share
- stock price
- cost reduction goals
- debt to capital ratio

The Compensation Committee may select one criterion or multiple criteria for measuring performance. The measurement may be based on our overall corporate performance, based on subsidiary or business unit performance, or based on comparative performance with other companies or other external measures of selected performance criteria. The Compensation Committee will also determine the length of time over which performance will be measured and the effect of a recipient's death, disability, retirement or other termination of service during the performance period.

Stock Value Equivalent Awards

The Stock and Incentive Plan permits the Compensation Committee to grant stock value equivalent awards to eligible individuals. Stock value equivalent awards are rights to receive the fair market value of a specified number of shares of common stock, or the appreciation in the fair market value of the shares, over a specified period of time, pursuant to a vesting schedule, all as determined by the Compensation Committee. Payment of the vested portion of a stock value equivalent award shall be made in cash, based on the fair market value of the common stock on the payment date. The Compensation Committee will also determine the effect of a recipient's death, disability, retirement or other termination of service during the applicable period.

Amendment

The Stock and Incentive Plan, as proposed to be amended, provides that the Board of Directors may at any time terminate or amend the plan. However, the Board may not, without approval of the stockholders, amend the Stock and Incentive Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that:

- materially increases the benefits accruing to a Holder under the plan;
- materially increases the aggregate number of securities that may be issued under the plan;
- materially modifies the requirements as to eligibility for participation in the plan; or
- changes the types of awards available under the plan.

No amendment or termination of the Stock and Incentive Plan shall, without the consent of the optionee or participant, alter or impair rights under any options or other awards previously granted.

The summary of the Stock and Incentive Plan provided above is a summary of the principal features of the plan. This summary, however, does not purport to be a complete description of all of the provisions of the Stock and Incentive Plan. It is qualified in its entirety by references to the full text of the Stock and Incentive Plan. A copy of the

Stock and Incentive Plan has been filed with the Securities and Exchange Commission with this proxy statement, and any stockholder who wishes to obtain a copy of the Stock and Incentive Plan may do so by written request to the Corporate Secretary at the address set forth on page 2 of this proxy statement.

Change-in-Control

In the event of a corporate change, unless an award document otherwise provides, as of the corporate change effective date, the following will occur automatically:

- any outstanding options and stock appreciation rights shall become immediately vested and fully exercisable;
- any restrictions on restricted stock awards or restricted stock unit awards shall immediately lapse;
- all performance measures upon which an outstanding performance award is contingent shall be deemed achieved and the holder shall receive a payment equal to the maximum amount of the award he or she would have been entitled to receive, prorated to the corporate change effective date; and
- any outstanding cash awards including, but not limited to, stock value equivalent awards, shall immediately vest and be paid based on the vested value of the award.

Plan Benefits

All awards to directors, executive officers and employees are made at the discretion of the Stock and Incentive Plan administrator. Therefore, the benefits and amounts that will be received or allocated under the Stock and Incentive Plan as amended and restated are not determinable at this time.

Federal Income Tax Treatment

The following summarizes the current U.S. federal income tax consequences generally arising for awards under the Stock and Incentive Plan.

A participant who is granted an incentive stock option does not realize any taxable income at the time of the grant or at the time of exercise, but in some circumstances may be subject to an alternative minimum tax as a result of the exercise. Similarly, we are not entitled to any deduction at the time of grant or at the time of exercise. If the participant makes no disposition of the shares acquired pursuant to an incentive stock option before the later of two years from the date of grant and one year from the date of exercise, any gain or loss realized on a subsequent disposition of the shares will be treated as a long-term capital gain or loss. Under these circumstances, we will not be entitled to any deduction for federal income tax purposes. If the participant fails to hold the shares for that period, the disposal is treated as a disqualifying disposition. The gain on the disposition is ordinary income to the participant to the extent of the difference between the option price and the fair market value on the exercise date. Any excess is long-term or short-term capital gain, depending on the holding period. Under these circumstances, we will be entitled to a tax deduction equal to the ordinary income amount the participant recognizes in a disqualifying disposition.

A participant who is granted a non-qualified stock option does not have taxable income at the time of grant, but does have taxable income at the time of exercise. The income equals the difference between the exercise price of the shares and the market value of the shares on the date of exercise. We are entitled to a corresponding tax deduction for the same amount.

The grant of a stock appreciation right will produce no U.S. federal tax consequences for the participant or us. The exercise of a stock appreciation right results in taxable income to the participant, equal to the difference between the exercise price of the shares and the market price of the shares on the date of exercise, and a corresponding tax deduction to us.

A participant who has been granted an award of restricted shares of common stock or an award of restricted stock units will not realize taxable income at the time of the grant. When the restrictions lapse, the participant will recognize taxable income in an amount equal to the excess of the fair market value of the shares or cash received at that time over the amount, if any, paid for the shares. We will be entitled to a corresponding tax deduction. Dividends on restricted stock paid to the participant during the restriction period will also be compensation income to the participant and will be deductible as compensation expense by us.

A participant who has been granted a performance award will not realize taxable income at the time of the grant, and we will not be entitled to a tax deduction at that time. A participant will realize ordinary income at the time the award is paid equal to the amount of cash paid or the value of shares delivered, and we will be entitled to a corresponding tax deduction.

The grant of a stock value equivalent award produces no U.S. federal income tax consequences for the participant or us. The payment of a stock value equivalent award results in taxable income to the participant equal to the amount of the payment received, valued with reference to the fair market value of the common stock on the payment date. We are entitled to a corresponding tax deduction for the same amount.

We may deduct any taxes required by law to be withheld in connection with any award.

Section 409A of the Internal Revenue Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals or (iii) restrictions on acceleration of payouts, will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. Failure to comply with section 409A may result in the early taxation (plus interest) to the holder of deferred compensation and the imposition of a 20% penalty on the holder on such deferred amounts included in the holder's income. In general, to avoid a section 409A violation, amounts deferred may only be paid out on separation from service, disability, death, a change-in-control, an unforeseen emergency (other than death), each as defined under section 409A or at a specified time. Furthermore, the election to defer generally must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for the reasons specified above may cause the amounts deferred to be subject to early taxation and to the imposition of the excise tax. Based on current guidance, we expect that we will be able to structure future awards in a manner that complies with section 409A.

General/Vote Required

The closing price of Halliburton's common stock on March 23, 2009, as traded on the New York Stock Exchange was $18.06 per share.

The affirmative vote of the holders of a majority of the shares of Halliburton's common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

The Board of Directors recommends a vote FOR the approval of the proposed amendment and restatement of the Halliburton Company 1993 Stock and Incentive Plan.

†††††††††

PROPOSAL TO AMEND AND RESTATE THE HALLIBURTON COMPANY 2002 EMPLOYEE STOCK PURCHASE PLAN

(Item 4)

Introduction

In 2002, the Board of Directors adopted and the stockholders approved the Halliburton Company 2002 Employee Stock Purchase Plan (the "2002 ESPP"), effective July 1, 2002, and reserved 24,000,000 shares (adjusted for 2-1 stock split in July 2006) for issuance under the ESPP. The 2002 Non-Qualified Stock Purchase Plan, a sub-plan of the 2002 ESPP (the "Sub-Plan"), was established to facilitate the offering of stock ownership interests to employees residing outside the United States.

This amendment and restatement names the 2002 ESPP the Halliburton Company Employee Stock Purchase Plan (the "ESPP") and replenishes the pool of shares of Halliburton common stock available for purchase under the ESPP by adding 20,000,000 shares. This amended and restated ESPP is subject to stockholder approval.

Our Board is requesting that stockholders approve the amendment and restatement of the ESPP and the reservation of shares for issuance under the ESPP, which amendment and restatement was approved by the Board of Directors on February 11, 2009. Stockholder approval will qualify those shares for special tax treatment under Internal Revenue Code Section 423.

Summary of the ESPP

Purpose. The purpose of the ESPP is to provide employees of Halliburton and its designated subsidiaries with the opportunity to purchase Halliburton common stock and, therefore, to have an additional incentive to contribute to the prosperity of Halliburton.

Administration. The ESPP will be administered by the Compensation Committee of Directors (the "Committee"). None of the members of the Committee is an officer or employee, or former officer or employee, of Halliburton or its subsidiaries. Subject to the terms of the ESPP, the Committee has the power to make, amend and repeal rules and regulations for the interpretation and administration of the ESPP. The decisions of the Committee are final and binding upon all parties.

Shares Subject to the ESPP. There are 44,000,000 shares reserved for issuance under the ESPP, subject to adjustment as described below. The reserved shares will also be used to fund stock purchases under the Sub-Plan, and any shares issued under the Sub-Plan will reduce, on a share-for-share basis, the number of shares available for subsequent issuance under the ESPP. On March 23, 2009 the closing price per share of Halliburton common stock was $18.06.

Eligibility. In general, any employee of Halliburton or a designated subsidiary who, on an enrollment date, has a minimum of six months of service and is regularly employed for at least 20 hours per week or at least five months in a calendar year is eligible to participate in the ESPP during a purchase period. A "purchase period" is a period of approximately six months that begins on the first trading day of each July or January. An "enrollment date" is first day of each purchase period. Eligible employees become participants in the ESPP by filing with Halliburton a payroll deduction authorization form within the time prescribed by the Committee prior to an enrollment date.

As of December 31, 2008, 15,875,573 shares of common stock had been issued under the ESPP and the Sub-Plan, and 28,124,427 shares would be available for future issuance, assuming approval of the 20,000,000 share increase, which forms part of this proposal. As of December 31, 2008, approximately 43,829 employees, including 11 executive officers, would have been eligible to participate in the ESPP.

Plan Participation. Each participant is granted a right to purchase shares of Halliburton common stock on his or her enrollment date. A participant in the ESPP may make contributions through payroll deductions from one percent to ten percent of his or her eligible compensation each pay period, but not less than $10 for any pay period. Stock purchase rights may not accrue at a rate that exceeds $25,000 in fair market value of the common stock per calendar year. The participant's contributions are used to purchase shares of Halliburton's common stock at the end of each purchase period. The right to purchase Halliburton shares is exercised automatically on the last trading day of each purchase period ("purchase date") to the extent of the payroll deductions accumulated during the purchase period, provided that the number of shares that may be purchased by a participant in any purchase period is limited to 10,000 shares. No participant shall be granted a stock purchase right under the ESPP to the extent that, immediately after the grant, such participant (or any other person whose stock would be attributed to such participant) would own capital stock of Halliburton and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock Halliburton or any of its subsidiaries.

Purchase Price; Shares Purchased. The purchase price per share is equal to 85% of the fair market value of the common stock on the enrollment date or the purchase date, whichever is less. The number of whole and fractional shares of Halliburton common stock a participant purchases in each purchase period is determined by dividing the total amount of payroll deductions during the purchase period by the purchase price.

Termination of Employment. Termination of a participant's employment for any reason, including death, immediately cancels his or her participation in the ESPP. In that event, the payroll deductions credited to the participant's account will be refunded to him or her, and in the case of death, to his or her estate or personal representative.

Changes in Common Stock; Adjustments. In the event that Halliburton's common stock is changed by reason of any stock split, stock dividend, recapitalization, combination or other similar change in Halliburton's capital structure, appropriate action will be taken by the Committee to adjust any or all of (i) the number and type of shares subject to the ESPP, (ii) the number and type of shares subject to outstanding stock purchase rights and (iii) the purchase price. In the event of a Corporate Change (as defined in the ESPP), unless the successor corporation assumes or substitutes new stock purchase rights:

- the purchase date for the outstanding stock purchase rights will be accelerated to a date fixed by the Committee prior to the effective date of the Corporate Change; and
- on the effective date, any unexercised stock purchase rights will expire and Halliburton will promptly refund the unused amount of each participant's payroll deductions.

Amendment and Termination of the Plan. The Board may terminate the ESPP at any time with respect to common stock that is not subject to stock purchase rights. The Board may amend the ESPP at any time, provided that no change may be made in any outstanding stock purchase right that would materially impair that right without the consent of the participant. If not sooner terminated, the ESPP will automatically terminate when all of the shares of common stock reserved for issuance have been sold.

Withdrawal. Generally, a participant may withdraw from the ESPP during a purchase period at any time prior to the fifth business day before a purchase date.

The summary of the ESPP provided above is a summary of the principal features of the plan. This summary, however, does not purport to be a complete description of all of the provisions of the ESPP. It is qualified in its entirety by references to the full text of the ESPP. A copy of the ESPP has been filed with the Securities and Exchange Commission with this proxy statement, and any stockholder who wishes to obtain a copy of the ESPP may do so by written request to the Corporate Secretary at the address set forth on page 2 of this proxy statement.

U.S. Federal Income Tax Treatment

The following summarizes the effect of current U.S. federal income tax upon the participant and Halliburton with respect to shares purchased under the ESPP. It does not purport to be complete, and does not discuss the tax consequences arising in the context of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant's income or gain may be taxable.

If the Halliburton stockholders approve this proposal, the ESPP, and the right of participants to make purchases thereunder, should qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax and the amount of the tax will depend on the holding period. If the shares are sold or disposed of more than two years from the first day of the applicable purchase period and more than one year from the date of transfer of the shares to the participant, then the participant generally will recognize ordinary income measured as the lesser of:

- the excess of the fair market value of the shares at the time of sale over the purchase price, or
- 15% of the fair market value of the shares as of the enrollment date.

Any additional gain should be treated as long-term capital gain. If the shares are disposed of within the two-year and one-year periods referred to above, the participant will recognize ordinary income generally measured as the difference between the fair market value of the shares on the purchase date over the purchase price. Any additional gain or loss on the sale will be long-term or short-term capital gain or loss, depending on the holding period. Halliburton is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent ordinary income is recognized by participants upon a disposition of shares prior to the expiration of the holding period.

Non-U.S. Federal Income Tax Treatment

The income taxation consequences to participants and Halliburton (or its foreign subsidiaries) with respect to participation in the Sub-Plan vary by country. Generally, participants are subject to taxation at the time of purchase. The employing foreign subsidiary may be entitled to a deduction in the tax year in which a participant recognizes taxable income, provided the subsidiary reimburses Halliburton for the cost of the benefit conferred under the Sub-Plan.

Plan Benefits

The benefits to be received by Halliburton's executive officers and employees as a result of the proposed amendment and restatement of the ESPP are not determinable, since the amounts of future purchases by participants are based on elective participant contributions. Non-employee Directors are not eligible to participate. No purchase rights have been granted, and no shares of common stock have been issued, with respect to the 20,000,000 share increase for which stockholder approval is sought under this proposal.

Vote Required

The affirmative vote of the holders of a majority of the shares of Halliburton's common stock represented at the Annual Meeting and entitled to vote on the matter is needed to approve the proposal.

The Board of Directors recommends a vote FOR the approval of the proposed amendment and restatement of the Halliburton Company 2002 Employee Stock Purchase Plan.

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STOCKHOLDER PROPOSAL ON HUMAN RIGHTS POLICY

(Item 5)

The Sisters of Charity of the Blessed Virgin Mary (the "Sisters"), located at 205 W. Monroe, Suite 500, Chicago, IL 60606-5062, have notified Halliburton that they intend to present the resolution set forth below to the Annual Meeting for action by the stockholders. Their supporting statement for the resolution, along with the Board's statement in opposition, is set forth below. As of October 14, 2008, the Sisters beneficially owned 100 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies. A number of other organizations are co-sponsors of this proposal.

Develop and Adopt Human Rights Policy 2008 — Halliburton Company

WHEREAS: Halliburton is one of the world's largest providers of products and services to the oil and gas industries and has operations globally. For example, the 2007 Halliburton Corporate Sustainability Report states: ". . . we are fully global, with over 50,000 employees from 121 different countries, working on six of the seven continents and on the oceans in between."

Corporations operating in countries with civil conflict, weak rule of law, endemic corruption, poor labor and environmental standards face serious risks to reputation and shareholder value when they are seen as responsible for, or complicit in, human rights violations.

Worldwide, 99 companies have adopted explicit human rights policies addressing a company's responsibility to the communities and societies where they operate. (www.business-humanrights.org, November, 2006)

Our company's Code of Business Conduct does not address major corporate responsibility issues, such as, human rights. Without a human rights policy, our company faces reputation risks by operating in countries, such as China, where the rule of law is weak and human rights abuses are well documented. (U.S. State Department Country Human Rights Reports 2005; http://www.state.gov/g/drl/rls/hrrpt/2005)

Negative publicity hurts our company's reputation and has the potential to impact shareholder value. Halliburton former subsidiary KBR has been linked to trafficking-related concerns, including substandard living conditions, extremely low wages and confiscating employee passports. (Chicago Tribune, 12-05; UPI, 4-25-06)

We recommend our company base its human rights policies on the Universal Declaration of Human Rights, the International Labor Organization's Core Labor Standards, and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (http://www1.umn.edu/humanrts/links/commentary.Aug2003.html)

RESOLVED: Shareholders request management to review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings, omitting proprietary information and prepared at reasonable expense, by December 2009.

Supporting Statement:

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses in locations, such as the Middle East and other war-torn areas, where the company operates.

2. A report on the current system in place to ensure that the company's contractors and suppliers are implementing human rights policies in their operations, including monitoring, training, addressing issues of non-compliance and assurance that trafficking-related concerns have been addressed.

3. Halliburton's strategy of engagement with internal and external stakeholders.

We urge you to vote FOR this proposal.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

We have adopted a policy statement on human rights which is set forth below and can also be found on our website at *www.halliburton.com/AboutUs/default.aspx?navid=977&pageid=2336.*

Halliburton Human Rights Policy Statement

Halliburton operates in approximately 70 countries around the world, with stockholders, customers, suppliers, and employees that represent virtually every race or national origin, and an associated multitude of religions, cultures, customs, political philosophies, and languages. This diversity reflects Halliburton's belief in the dignity, human rights, and personal aspirations of all people as the foundation of our culture of business excellence.

We have long addressed our belief in human dignity, human rights, and fairness in our employment practices, non-discrimination policies, minimum age requirements, fair compensation policies, and our policies on health, safety, and security of our employees and our facilities. Halliburton clearly communicates its support for these issues, and other related topics in our Code of Business Conduct.

Halliburton's Code of Business Conduct, its business values, and culture are influenced by, and reflect a fundamental respect for human rights and freedoms. Halliburton supports these beliefs and core values in our respect for, and compliance with local laws, regulations, and customs in all locations where we do business. Although we respect the sovereignty of governments throughout the world, and the responsibility of such governments to protect the rights, welfare, and health of its citizens, we also expect that our employees will always abide by the both the letter and spirit of our Code of Business Conduct and other Company policies and processes, in all of their dealings all over the world.

We believe that our policy statement is sufficient, and, because we maintain and enforce these policies, further assessment and reporting is not necessary.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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STOCKHOLDER PROPOSAL ON POLITICAL CONTRIBUTIONS

(Item 6)

The Office of the Comptroller of New York City, located at 1 Centre Street, New York, NY 10007-2341, has notified Halliburton that it intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. The Office of the Comptroller of New York City is the custodian and trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds"). The Funds' supporting statement for the resolution, along with the Board's statement in opposition, is set forth below. As of November 18, 2008, the Funds beneficially owned 1,891,334 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

Stockholder Proposal — Corporate political contributions and trade association payments

Resolved, that the shareholders of Halliburton Company ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Halliburton, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Aetna and American Electric Power that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support FOR this critical governance reform.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

Halliburton is committed to complying with the letter and spirit of all laws and regulations governing federal and state political contributions and adhering to the highest standards of ethics and transparency in engaging in any political activities. The Board believes that it is in our best interests and those of our stockholders that we participate in the political process by engaging in a government relations program to educate and inform public officials about our position on issues significant to our business. Although we believe that political contributions can represent a valuable element of any governmental relations program, it is against federal law to contribute corporate funds to federal candidates and, consequently, Halliburton makes no such contributions. The Company does not currently have any policies and procedures for direct political contributions or expenditures made with corporate funds because the Company does not use corporate funds for that type of political activity.

Halliburton does maintain a political action committee (HALPAC), which makes political contributions, including contributions to federal officials; however, the funds for HALPAC are voluntarily contributed by employees, and are not from corporate funds. The activities of HALPAC are subject to regulation by the federal government, including detailed disclosure requirements. For example, as required by federal law, HALPAC files monthly reports with the Federal Election Commission (FEC) reporting all political contributions, and also files pre-election and post-election FEC reports. Moreover, all political contributions over $200.00 are required to be disclosed and the identity of the donor and the recipient are available to any member of the public from the FEC.

Political contributions by HALPAC and the Company are also subject to regulation at the state government level. And although some states permit corporate contributions to candidates of political parties, all states require that recipients of any political contributions from corporations, HALPAC, and other sources must generally disclose the identity of donors and the dollar amount of the contributions.

Like most American corporations, Halliburton participates in certain industry trade organizations with purposes that include, but are not limited to, enhancement of the public image of our industry, education about the industry, education about issues that affect the industry, industry best practices and standards, and leading industry products and technologies. Many of the trade organizations also engage in legislative activity related to matters that affect the industry as a whole, not any Halliburton specific matters.

Because the issues that trade organizations advocate for are not Halliburton specific, and Halliburton does not direct the legislative activities of any trade organization of which it is a member, the Board believes that additional reports requested in the proposal would result in an unnecessary and unproductive use of our time and resources.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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STOCKHOLDER PROPOSAL ON LOW CARBON ENERGY REPORT

(Item 7)

The General Board of Pension and Health Benefits of the United Methodist Church, located at 1201 Davis Street, Evanston, IL 60201, has notified Halliburton that it intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. Whereas clauses preceding the resolution, along with the Board's statement in opposition, are set forth below. As of December 1, 2008, the General Board of Pension and Health Benefits of the United Methodist Church beneficially owned at least $2,000 in market value of shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

WHEREAS: In 2007, the Intergovernmental Panel on Climate Change (IPCC) found "warming of the climate system is unequivocal," and man-made greenhouse gas (GHG) emissions are now believed, with greater than 90 percent certainty, to be the cause.

The Stern Review, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly.

According to the Conference Board, "businesses that ignore the debate over climate change do so at their peril." Data from the Energy Information Administration indicates that over half of domestic greenhouse gas emissions result from the combustion of oil and gas. Both major party presidential candidates in the United States support regulations designed to lower GHG emissions, increasing the likelihood that new regulations will be enacted that could significantly impact demand for oil and gas.

The IPCC also concludes that, "there is substantial economic potential for the mitigation of global greenhouse gas emissions over the coming decades that could offset the projected growth of global emissions or reduced emissions below current levels."

Halliburton has great potential to help realize these GHG emission reductions by applying its core competencies in analyzing and mapping complex geological formations and managing wells in these formations. This expertise could be applied to the research and development of low-carbon energy technologies, such as geothermal energy and carbon sequestration.

A recent report by leading scientists from MIT, funded by the U.S. Department of Energy, concluded that new technologies could allow for a substantial portion of U.S. energy to come from geothermal sources. Halliburton's competitor Baker Hughes offers geothermal services and "has provided wellbore construction services on over 1,000 geothermal wells throughout North, Central and South America, Europe and Asia."

Another of our company's main competitors, Schlumberger, states on its website, that, "we believe there is sufficient evidence of the potential seriousness of the issue [global warming] to start preparing future solutions." To face this issue, Schlumberger has elected to invest in carbon sequestration technology, understanding that doing so is an important element in their role as a global citizen and business.

Halliburton's 2007 sustainability report states that "We seek to develop services and technologies . . . for pursuing clean and renewable energy sources for the future." Yet, the report provides no additional detail for investors to judge how the company is progressing in meeting this important goal. The report also does not address research or investment in any emerging low-carbon or renewable energy technology, including geothermal power or carbon sequestration.

RESOLVED: That Halliburton's Board adopt a policy for low-carbon energy research, development and production and report to shareholders, within six months of the 2009 annual meeting, on activities related to the policy. The report shall be prepared at a reasonable cost and omit proprietary information.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

We acknowledge the growing global consensus that human activity, through the use of fossil fuels, contributes to the increasing concentration of greenhouse gases in the atmosphere. This is widely believed to be a contributory factor in global warming thus impacting climate change. Accordingly, climate change is increasingly seen as a major factor for business. Reducing carbon emissions is good for the environment and good for business. Finding ways to take advantage of climate change initiatives is seen as a key business opportunity.

Halliburton views health, safety, environment and service quality as critical to our success and long-term sustainability and we are committed to continuously improving our performance. Our corporate HSE Policy is overseen by the Health, Safety and Environment Committee of the Board of Directors, which provides direction for the management of HSE and input on current and emerging health, safety, and environmental issues. We demonstrate our commitment in seeking to prevent or mitigate the environmental impacts of our operations by continuing to develop industry-leading technologies that both reflect and advance our standard of sustainability.

Our goal is to provide products and services that, are safe in their intended use, consume energy and natural resources efficiently and can be recycled, reused or disposed of safely. We seek to develop services and technologies for maximizing the recovery of oil and gas in existing reservoirs, and for pursuing clean and efficient energy sources for the future.

Although we appreciate the concern of our stockholders that we engage in research and development of low carbon and renewable energy technology, we believe that our management, with their day to day involvement in our businesses operations, and their detailed understanding of our research and development, budgets, regulatory landscape and existing technology, continue to be in the best position to assess these matters, and to make the most informed judgments as to what research, development, technological innovation and investment are most likely to serve the interests of Halliburton, its employees and our stockholders. Moreover, to produce a report as requested by the proponent runs a substantial risk of diminishing any competitive advantage new research and development technology could provide to us.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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STOCKHOLDER PROPOSAL ON ADDITIONAL COMPENSATION DISCUSSION AND ANALYSIS DISCLOSURE

(Item 8)

The American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO"), located at 815 Sixteenth Street N.W., Washington, D.C. 20006, has notified Halliburton that it intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. Their supporting statement, along with the Board's statement in opposition, are set forth below. As of December 10, 2008, the AFL-CIO beneficially owned 1,202 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies. The Connecticut Retirement Plans & Trust Funds is a co-sponsor of the proposal.

RESOLVED: that the shareholders of Halliburton Company (the "Company") urge the board of directors to adopt a policy requiring the following information to be included in the Compensation Discussion and Analysis section of the Proxy Statement:

a. A description of any services, other than executive compensation consulting, ("Other Services") performed by any firm ("Firm") that provided any executive compensation services to the board's Compensation Committee in the last fiscal year;

b. If a Firm has provided Other Services:

1. The breakdown of fees paid by Halliburton to the Firm in the last fiscal year for executive compensation consulting services and for Other Services;

2. Whether individual consultants who perform executive compensation consulting are permitted to own equity in the Firm; and

3. Whether the incentive pay of consultants who provide executive compensation services is linked in any way to the Firm's provision of Other Services.

SUPPORTING STATEMENT

As long-term owners, we believe that a company's pay practices reflect how well management's interests are aligned with that of shareholders. The current financial crisis has made it clear that executive compensation at many companies is on an unsustainable trajectory and has become disconnected from company performance.

The independence of compensation consultants is important in determining how senior executives are compensated. We believe a potential conflict of interest exists at companies such as Halliburton where firms are hired to work for both the board's compensation committee and the company or management. Halliburton's 2008 Proxy Statement says that Hewitt Associates, which was hired in 2007 as the compensation consultant to advise the board's Compensation Committee, "also performs benefit administration services" for the Company. But nowhere in the Proxy Statement does the Company disclose the fees paid to Hewitt Associates for the compensation consulting, and the Other Services.

The potential conflicts of interest arise because Firms earn far higher fees from Other Services than from compensation consulting, and cross-selling of Other Services is an important objective of the Firms. James Reda, who runs an eponymous independent compensation consultancy, estimates that Firms earn 2% or less of their total revenue from executive compensation consulting services. (Comment letter to SEC on Proposed Rules on Executive Compensation and Related Party Disclosure, April 6, 2006.) More recently, an investigation by the House Oversight and Governmental Reform Committee found that on average, full-service consulting firms were paid nearly 11 times more for the other consulting services than for the executive compensation advice.

Considering the key role of compensation consultants, we believe that shareholders should be given the information needed to assess the independence of the board's compensation consultant. This proposal urges Halliburton to disclose information that is material to determining the independence of the compensation consultant and the objectivity of the advice rendered.

We urge shareholders to vote FOR this proposal.

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

We are prohibited from disclosing fees under our contracts with Hewitt Associates. We have no knowledge of Hewitt Associates individual consultants' equity ownership or incentive pay arrangements, and they are under no obligation to provide us with such information. We do not believe the disclosures requested under this proposal are practical or necessary.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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STOCKHOLDER PROPOSAL ON SPECIAL SHAREOWNER MEETINGS

(Item 9)

William Steiner, located at 112 Abbottsford Gate, Piermont, NY 10968, has notified Halliburton that he intends to present the resolution set forth below to the Annual Meeting for action by the stockholders. His supporting statement for the resolution, along with the Board's statement in opposition, are set forth below. As of November 13, 2008, Mr. Steiner beneficially owned 3,000 shares of Halliburton's common stock. Proxies solicited on behalf of the Board will be voted **AGAINST** this proposal unless stockholders specify a contrary choice in their proxies.

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "D" overall.
  "High Governance Risk Assessment."
  "Very High Concern" in Executive Pay — $17 million for David Lesar
- Our directors served on boards rated "D" or lower by The Corporate Library:

Malcolm Gillis	Service Corporation International (SCI)	F-rated
Malcolm Gillis	AECOM Technology (ACM)	
James Hackett	Fluor (FLR)	
James Hackett	Anadarko Petroleum (APC)	

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
  An Independent Chairman.
  A Lead Director.
- Our board should take the initiative on the above topics rather than leave it to shareholders to take the initiative in introducing proposals.
- Three directors were designated as "Problem Directors" by The Corporate Library due to their involvement with the Halliburton board when it had units file for bankruptcy:
  Landis Martin
  Jay Precourt
  Debra Reed
- Kenneth Derr was designated a "Problem Director" due to his involvement with the Calpine Corporation board which filed for bankruptcy.
- "Problem Directors" held 6 of the 11 seats on our key audit, nominaton and executive pay committees.

- Litigation: In September 2008, Jack Stanley, who formerly served at a subsidiary of KBR, Inc., pled guilty to conspiring to violate the Foreign Corrupt Practices Act. By the plea, Stanley admitted that he participated in a scheme to bribe Nigerian government officials and will serve a maximum of 84 months' imprisonment.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings —
Yes on 9

The Board of Directors recommends a vote AGAINST this proposal. Halliburton's statement in opposition is as follows:

Our stockholders already have the right to call special meetings. The Delaware General Corporation Law, or DGCL, § 211(d) provides that special meetings of stockholders may be called by the board of directors or such other persons that may be authorized by the certificate of incorporation or bylaws. Section 11 of Halliburton's By-laws authorizes stockholders owning a majority of our outstanding voting stock to call a special meeting of the stockholders. This right has been provided for in our By-laws for quite some time.

We would like to clarify several other misstatements in the proposal for our stockholders. The actual proposal considered in 2008 at the Occidental Petroleum Corporation, FirstEnergy Corp. and Marathon Oil Corporation meetings referred to by Mr. Steiner was:

> "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range."

, not the proposal presented here by Mr. Steiner. Mr. Steiner's proposal would allow stockholders holding just 10% of our common stock to call a special meeting. Our Board of Directors believes that threshold is too low.

Also, contrary to Mr. Steiner's assertion, our stockholders already have the right to act by written consent. DGCL § 228 states that unless the certificate of incorporation provides otherwise, stockholders can act by written consent. Halliburton's Restated Certificate of Incorporation does not limit the ability of stockholders to act by written consent. A majority of Halliburton stockholders, therefore, have the right to act by written consent in lieu of a meeting.

Further, in accordance with our Corporate Governance Guidelines, a Lead Director is elected by and from the independent outside Directors. As discussed on page 7 of this proxy statement, Mr. Martin is our Lead Director.

The Board does not believe it is appropriate for holders of only 10% of our common stock to have an unlimited ability to call special meetings for any purpose at any time. If holders of only 10% of our outstanding stock can call special meetings, this could enable stockholder activists or special interest groups to disrupt our operations with an agenda not in the best interests of Halliburton or its stockholders. Special meetings also impose substantial costs on us. Also, preparing for stockholder meetings requires significant time and attention of the Board of Directors, members of senior management and significant employees, diverting their attention from operating the company. Calling special meetings of stockholders is not a matter to be taken lightly, and special meetings should be used only to handle extraordinary events that cannot wait until the next annual meeting.

For these reasons, the Board of Directors believes that our current structure that allows a majority of Halliburton stockholders to call a special meeting or, alternatively, to act by written consent in lieu of a meeting, is sufficient.

The Board of Directors recommends a vote AGAINST the proposal. Proxies solicited by the Board of Directors will be voted against the proposal unless instructed otherwise.

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ADDITIONAL INFORMATION

Advance Notice Procedures

Under our By-laws, no business, including nominations of a person for election as a director, may be brought before an Annual Meeting unless it is specified in the notice of the Annual Meeting or is otherwise brought before the Annual Meeting by or at the direction of the Board or by a stockholder entitled to vote who has delivered notice to Halliburton (containing the information specified in the By-laws). To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive office specified on page 2 of this proxy statement not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of last year's annual meeting of stockholders, or no later than February 20, 2009 and no earlier than January 21, 2009. These requirements are separate from and in addition to the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in Halliburton's proxy statement. This advance notice requirement does not preclude discussion by any stockholder of any business properly brought before the Annual Meeting in accordance with these procedures.

Proxy Solicitation Costs

The proxies accompanying this proxy statement are being solicited by Halliburton. The cost of soliciting proxies will be borne by Halliburton. We have retained Georgeson Inc. to aid in the solicitation of proxies. For these services, we will pay Georgeson a fee of $12,500 and reimburse it for out-of-pocket disbursements and expenses. Officers and regular employees of Halliburton may solicit proxies personally, by telephone or other telecommunications with some stockholders if proxies are not received promptly. We will, upon request, reimburse banks, brokers and others for their reasonable expenses in forwarding proxies and proxy material to beneficial owners of Halliburton's stock.

Stockholder Proposals for the 2010 Annual Meeting

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders in 2010 may do so by following the procedures prescribed in SEC Rule 14a-8. To be eligible for inclusion, stockholder proposals must be received by Halliburton's Vice President and Corporate Secretary at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, no later than December 7, 2009. The 2010 Annual Meeting will be held on May 19, 2010.

OTHER MATTERS

As of the date of this proxy statement, we know of no other business that will be presented for consideration at the Annual Meeting other than the matters described in this proxy statement. If any other matters should properly come before the Annual Meeting for action by stockholders, it is intended that proxies will be voted on those matters in accordance with the judgment of the person or persons voting the proxies.

By Authority of the Board of Directors,

SHERRY D. WILLIAMS
Vice President and Corporate Secretary

April 6, 2009

CORPORATE GOVERNANCE GUIDELINES

Revised as of December 3, 2008

The Board of Directors believes that the primary responsibility of the Directors is to provide effective governance over Halliburton's affairs for the benefit of its stockholders. That responsibility includes:

- Evaluating the performance of the Chief Executive Officer and taking appropriate action, including removal, when warranted;
- Fixing the Chief Executive Officer's compensation for the next year based upon a recommendation from the Compensation Committee;
- Selecting, evaluating and fixing the compensation of executive management of Halliburton and establishing policies regarding the compensation of other members of management;
- Reviewing succession plans and management development programs for members of executive management;
- Reviewing and approving periodically long-term strategic and business plans and monitoring corporate performance against such plans;
- Adopting policies of corporate conduct, including compliance with applicable laws and regulations and maintenance of accounting, financial, disclosure and other controls, and reviewing the adequacy of compliance systems and controls;
- Evaluating annually the overall effectiveness of the Board; and
- Reviewing matters of corporate governance.

The Board has adopted these Guidelines to assist it in the exercise of its responsibilities. These Guidelines are reviewed periodically and revised as appropriate to reflect the dynamic and evolving processes relating to the operation of the Board.

Operation of the Board — Meetings

1. *Chairman of the Board and Chief Executive Officer.* The Board believes that, under normal circumstances, the Chief Executive Officer of Halliburton should also serve as the Chairman of the Board. The Chairman of the Board and Chief Executive Officer is responsible to the Board for the overall management and functioning of Halliburton.

2. *Lead Director.* The Lead Director is elected by and from the independent outside Directors. The Lead Director of the Board shall preside at each executive session of the outside Directors and, in his or her absence, the outside Directors shall select one of their number to preside. The Lead Director is responsible for periodically scheduling and conducting separate meetings and coordinating the activities of the outside Directors, providing input into agendas for Board meetings and performing various other duties as may be appropriate, including advising the Chairman of the Board.

3. *Executive Sessions of Outside Directors.* During each regular Board meeting, the outside Directors meet in scheduled executive sessions, presided over by the Lead Director.

Each December, in executive session, the Lead Director shall manage the discussion related to evaluating the performance of the Chief Executive Officer. In evaluating the Chief Executive Officer, the outside Directors take into consideration the executive's performance in both qualitative and quantitative areas, including:

- leadership and vision;
- integrity;
- keeping the Board informed on matters affecting Halliburton and its operating units;
- performance of the business (including such measurements as total stockholder return and achievement of financial objectives and goals);
- development and implementation of initiatives to provide long-term economic benefit to Halliburton;
- accomplishment of strategic objectives; and
- development of management.

The evaluation will be communicated to the Chief Executive Officer by the Lead Director and reviewed by the Compensation Committee in the course of its deliberations before it provides a recommendation to the full Board of Directors for the Chief Executive Officer's compensation for the next year.

4. *Attendance of Non-Directors at Board Meetings.* The Chief Financial Officer and the General Counsel will be present during Board meetings, except where there is a specific reason for one or both of them to be excluded. In addition, the Chairman of the Board may invite one or more members of management to be in regular attendance at Board meetings and may include other officers and employees from time to time as appropriate to the circumstances.

5. *Frequency of Board Meetings.* The Board has five regularly scheduled meetings per year. Special meetings are called as necessary. It is the responsibility of the Directors to attend the meetings.

6. *Board Access to Management.* Directors have open access to Halliburton's management, subject to reasonable time constraints. In addition, members of Halliburton's executive management routinely attend Board and Committee meetings and they and other managers frequently brief the Board and the Committees on particular topics. The Board encourages executive management to bring managers into Board or Committee meetings and other scheduled events who (a) can provide additional insight into matters being considered or (b) represent managers with future potential whom executive management believe should be given exposure to the members of the Board.

7. *Board Access to Independent Advisors.* The Board has the authority to retain, set terms of engagement and dismiss such independent advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors.

8. *Long-term Plans.* Long-term strategic and business plans will be reviewed annually at one of the Board's regularly scheduled meetings.

9. *Selection of Agenda Items for Board Meetings.* The Chairman of the Board and Chief Executive Officer prepares a draft agenda for each Board meeting and the agenda and meeting schedule are submitted to the Lead Director for approval. The other Board members are free to suggest items for inclusion on the agenda and each Director is free to raise at any Board meeting subjects that are not on the agenda.

10. *Board/Committee Forward Agenda.* A forward agenda of matters requiring recurring and focused attention by the Board and each Committee will be prepared and distributed prior to the beginning of each calendar year in order to ensure that all required actions are taken in a timely manner and are given adequate consideration.

11. *Information Flow; Advance Review of Meeting Materials.* In advance of each Board or Committee meeting, a proposed agenda will be distributed to each Director. In addition, to the extent feasible or appropriate, information and data important to the Directors' understanding of the matters to be considered, including background summaries and presentations to be made at the meeting, will be distributed in advance of the meeting. Information distributed to the Directors is approved by the Lead Director. Directors also routinely receive monthly financial statements, earnings reports, press releases, analyst reports and other information designed to keep them informed of the material aspects of Halliburton's business, performance and prospects. It is each Director's responsibility to review the meeting materials and other information provided by Halliburton.

Board Structure

1. *Two-thirds of the Members of the Board Must Be Independent Directors.* The Board believes that as a matter of policy two-thirds of the members of the Board should be independent Directors. In order to be independent, a Director cannot have a material relationship with Halliburton. A Director will be considered independent if he or she:

- has not been employed by Halliburton or its affiliate in the preceding three years and no member of the Director's immediate family has been employed as an executive officer of Halliburton or its affiliates in the preceding three years;
- has not received, and does not have an immediate family member that has received for service as an executive officer of Halliburton, within the preceding three years, during any twelve-month period, more than $120,000 in direct compensation from Halliburton, other than director's fees, committee fees or pension or deferred compensation for prior service;
- (A) is not a current partner or employee of Halliburton's independent auditor and (B) was not during the past three calendar years a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;
- does not have an immediate family member who (A) is a current partner of Halliburton's independent auditor, (B) is a current employee of Halliburton's independent auditor who personally works on Halliburton's audit

and (C) was during the past three calendar years, a partner or employee of Halliburton's independent auditor and personally worked on Halliburton's audit;

- has not been an employee of a customer or supplier of Halliburton or its affiliates and does not have an immediate family member who is an executive officer of such customer or supplier that makes payments to, or receives payments from, Halliburton or its affiliates in an amount which exceeds the greater of $1 million or 2% of such customer's or supplier's consolidated gross revenues within any of the preceding three years;
- has not been within the preceding three years part of an interlocking directorate in which the Chief Executive Officer or another executive officer of Halliburton serves on the compensation committee of another corporation that employs the Director, or an immediate family member of the Director, as an executive officer.

The definition of independence and compliance with this policy will be reviewed periodically by the Nominating and Corporate Governance Committee. All Directors complete independence questionnaires at least annually and the Board makes determinations of the independence of its members.

The Board believes that employee Directors should number not more than 2. While this number is not an absolute limitation, other than the Chief Executive Officer, who should at all times be a member of the Board, employee Directors should be limited only to those officers whose positions or potential make it appropriate for them to sit on the Board.

2. *Size of the Board.* The Board believes that, optimally, the Board should number between 10 and 14 members. The By-laws prescribe that the number of Directors will not be less than 8 nor more than 20.

3. *Service of Former Chief Executive Officers and Other Former Employees on the Board.* Employee Directors shall retire from the Board at the time of their retirement as an employee unless continued service as a Director is requested and approved by the Board.

4. *Annual Election of All Directors.* As provided in Halliburton's By-laws, all Directors are elected annually by the majority of votes cast, unless the number of nominees exceeds the number of Directors to be elected, in which event the Directors shall be elected by a plurality vote. Should a Director's principal title change during the year, he or she must submit a letter of Board resignation to the Chairman of the Nominating and Corporate Governance Committee who, with the full Committee, shall have the discretion to accept or reject the letter.

5. *Board Membership Criteria.* Candidates nominated for election or reelection to the Board of Directors should possess the following qualifications:

- Personal characteristics:
  - highest personal and professional ethics, integrity and values;
  - an inquiring and independent mind; and
  - practical wisdom and mature judgment.
- Broad training and experience at the policy-making level in business, government, education or technology.
- Expertise that is useful to Halliburton and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained.
- Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership.
- Commitment to serve on the Board for several years to develop knowledge about Halliburton's principal operations.
- Willingness to represent the best interests of all stockholders and objectively appraise management performance.
- Involvement only in activities or interests that do not create a conflict with the Director's responsibilities to Halliburton and its stockholders.

The Nominating and Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of the needs of the Board at a given point in time and shall periodically review and update the criteria as deemed necessary. Diversity in personal background, race, gender, age and nationality for the Board as a whole may be taken into account in considering individual candidates.

6. *Process for the Selection of new Directors.* The Board is responsible for filling vacancies on the Board that may occur between annual meetings of stockholders. The Board has delegated to the Nominating and Corporate Governance Committee the duty of selecting and recommending prospective nominees to the Board for approval. The Nominating and Corporate Governance Committee considers suggestions of candidates for Board membership made by current Committee and Board members, Halliburton management, and stockholders. The Committee may retain an independent executive search firm to identify candidates for consideration. A stockholder who wishes to recommend a prospective candidate should notify Halliburton's Corporate Secretary, as described in our proxy statement. The Nominating and Corporate Governance Committee also considers whether to nominate persons put forward by stockholders pursuant to Halliburton's By-laws relating to stockholder nominations.

When the Nominating and Corporate Governance Committee identifies a prospective candidate, the Committee determines whether it will carry out a full evaluation of the candidate. This determination is based on the information provided to the Committee by the person recommending the prospective candidate, and the Committee's knowledge of the candidate. This information may be supplemented by inquiries to the person who made the recommendation or to others. The preliminary determination is based on the need for additional Board members to fill vacancies or to expand the size of the Board, and the likelihood that the candidate will meet the Board membership criteria listed in item 5 above. The Committee will determine, after discussion with the Chairman of the Board and other Board members, whether a candidate should continue to be considered as a potential nominee. If a candidate warrants additional consideration, the Committee may request an independent executive search firm to gather additional information about the candidate's background, experience and reputation, and to report its findings to the Committee. The Committee then evaluates the candidate and determines whether to interview the candidate. Such an interview would be carried out by one or more members of the Committee and others as appropriate. Once the evaluation and interview are completed, the Committee recommends to the Board of Directors which candidates should be nominated. The Board makes a determination of nominees after review of the recommendation and the Committee's report.

7. *Director Tenure.* The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, will review each Director's continuation on the Board annually in making its recommendation to the Board concerning his or her nomination for election or reelection as a Director. As a condition to being nominated by the Board to continue to serve as a Director, each incumbent Director nominee will be required to sign and deliver to the Board an irrevocable letter of resignation in a form satisfactory to the Board that is deemed tendered as of the date of the certification of the election results for any Director nominee who fails to achieve a majority of the votes cast at an election of Directors where Directors are elected by a majority of votes cast. The letter of resignation is limited to and conditioned on that Director failing to achieve a majority of the votes cast at an election of Directors where Directors are elected by a majority of votes cast and such resignation shall only be effective upon acceptance by the Board of Directors. Each nominee who is not an incumbent Director shall agree upon his or her election as a Director to sign and deliver to the Board such irrevocable letter of resignation. Further, the Board shall fill vacancies and new directorships only with candidates who agree to tender promptly following their appointment as a Director, a letter of resignation as described above. The Board's expectation is that any Director whose resignation has been tendered as described in this section will abstain from participation in both the Nominating and Corporate Governance Committee's consideration of the resignation, if they are a member of that committee, and the Board's decision regarding the resignation. There are no term limits on Directors' service, other than mandatory retirement.

8. *Director Retirement.* It is the policy of the Board that each outside Director shall retire from the Board immediately prior to the annual meeting of stockholders following his or her seventy-second birthday. Employee Directors shall retire at the time of their retirement from employment with Halliburton unless continued service as a Director is approved by the Board.

9. *Director Compensation Review.* It is appropriate for executive management of Halliburton to report periodically to the Nominating and Corporate Governance Committee on the status of Halliburton's Director compensation practices in relation to other companies of comparable size and Halliburton's competitors.

10. *Changes.* Changes in Director compensation, if any, should come upon the recommendation of the Nominating and Corporate Governance Committee, but with full discussion and concurrence by the Board.

11. *General Principles for Determining Form and Amount of Director Compensation.* The Nominating and Corporate Governance Committee annually reviews the competitiveness of Halliburton's Director compensation practices. In doing so, the Committee compares Halliburton's practices with those of its comparator group, which includes both peer and general industry companies. Specific components reviewed include: cash compensation, equity compensation, benefits and perquisites. Information is gathered directly from published proxy statements of comparator group companies. Additionally, the Committee utilizes external market data gathered from a variety of survey sources to serve as a reference point against a broader group of companies. Determinations as to the form and amount of Director compensation are based on Halliburton's competitive position resulting from this review.

12. *Conflicts of Interest.* If an actual or potential conflict of interest develops because of significant dealings or competition between Halliburton and a business with which the Director is affiliated, the Director should report the matter immediately to the Chairman of the Board for evaluation by the Board. A significant conflict must be resolved or the Director should resign.

If a Director has a personal interest in a matter before the Board, the Director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

13. *Board Attendance at Annual Meeting.* It is the policy of the Board that all Directors attend the Annual Meeting of Stockholders and Halliburton's annual proxy statement shall state the number of Directors who attended the prior year's Annual Meeting.

Committees of the Board

1. *Number and Types of Committees.* A substantial portion of the analysis and work of the Board is done by standing Board Committees. A Director is expected to participate actively in the meetings of each Committee to which he or she is appointed.

The Board has established the following standing Committees: Audit; Compensation; Health, Safety and Environment; and Nominating and Corporate Governance. Each Committee's charter is to be reviewed periodically by the Committee and the Board.

2. *Composition of Committees.* It is the policy of the Board that only outside Directors serve on Board Committees. Further, only independent Directors serve on the Audit; Compensation; and the Nominating and Corporate Governance Committees.

A Director who is part of an interlocking directorate (i.e., one in which the Chief Executive Officer or another Halliburton executive officer serves on the board of another corporation that employs the Director) may not serve on the Compensation Committee. The composition of the Board Committees will be reviewed annually to ensure that each of its members meet the criteria set forth in applicable SEC, NYSE and IRS rules and regulations.

3. *Assignment and Rotation of Committee Members.* The Nominating and Corporate Governance Committee, with direct input from the Chief Executive Officer, recommends annually to the Board the membership of the various Committees and their Chairmen and the Board approves the Committee assignments. In making its recommendations to the Board, the Committee takes into consideration the need for continuity; subject matter expertise; applicable SEC, IRS or NYSE requirements; tenure; and the desires of individual Board members.

4. *Frequency and Length of Committee Meetings.* Each Committee shall meet as frequently and for such length of time as may be required to carry out its assigned duties and responsibilities. The schedule for regular meetings of the Board and Committees for each year is submitted and approved by the Board in advance. In addition, the Chairman of a Committee may call a special meeting at any time if deemed advisable.

5. *Committee Agendas; Reports to the Board.* Members of management and staff will prepare draft agenda and related background information for each Committee meeting which, to the extent desired by the relevant Committee Chairman, will be reviewed and approved by the Committee Chairman in advance of distribution to the other members of the Committee. A forward agenda of recurring topics to be discussed during the year will be prepared for each Committee and furnished to all Directors. Each Committee member is free to suggest items for inclusion on the agenda and to raise at any Committee meeting subjects that are not on the agenda for that meeting.

Reports on each Committee meeting are made to the full Board. All Directors are furnished copies of each Committee's minutes.

Other Board Practices

1. *Director Orientation and Continuing Education.* An orientation program has been developed for new Directors which includes comprehensive information about Halliburton's business and operations; general information about the Board and its Committees, including a summary of Director compensation and benefits; and a review of Director duties and responsibilities. Halliburton provides continuing education courses several times per year on business unit product and service line operations.

2. *Board Interaction with Institutional Investors and Other Stakeholders.* The Board believes that it is executive management's responsibility to speak for Halliburton. Individual Board members may, from time to time, meet or otherwise communicate with outside constituencies that are involved with Halliburton. In those instances, however, it is expected that Directors will do so only with the knowledge of executive management and, absent unusual circumstances, only at the request of executive management.

3. *Stockholder Communications with Directors.* To foster better communication with Halliburton's stockholders, Halliburton established a process for stockholders to communicate with the Audit Committee and the Board of Directors. The process has been approved by both the Audit Committee and the Board, and meets the requirements of the NYSE, and the SEC. The methods of communication with the Board include mail (Board of Directors c/o Director of Business Conduct, Halliburton Company, 1401 McKinney, Suite 1400, Houston, Texas 77010, USA), a dedicated telephone number (888-312-2692 or 770-613-6348) and an e-mail address (BoardofDirectors@halliburton.com). Information regarding these methods of communication is also on Halliburton's website, www.halliburton.com, under "Corporate Governance".

Halliburton's Director of Business Conduct, a Company employee, reviews all stockholder communications directed to the Audit Committee and the Board of Directors. The Chairman of the Audit Committee is promptly notified of any significant communication involving accounting, internal accounting controls, or auditing matters. The Lead Director is promptly notified of any other significant stockholder communications and communications addressed to a named Director is promptly sent to the Director. A report summarizing all communications is sent to each Director quarterly and copies of communications are available for review by any Director.

4. *Periodic Review of These Guidelines.* The operation of the Board of Directors is a dynamic and evolving process. Accordingly, these Guidelines will be reviewed periodically by the Nominating and Corporate Governance Committee and any recommended revisions will be submitted to the full Board for consideration.

Approved as revised: Halliburton Company
Board of Directors
December 3, 2008

Supersedes previous version dated
July 11, 2007

HALLIBURTON COMPANY
STOCK AND INCENTIVE PLAN
AS AMENDED AND RESTATED FEBRUARY 11, 2009

I. PURPOSE

The purpose of the Halliburton Company Stock and Incentive Plan (the "Plan") is to provide a means whereby Halliburton Company, a Delaware corporation (the "Company"), and its Subsidiaries may attract, motivate and retain highly competent employees and to provide a means whereby selected employees can acquire and maintain stock ownership and receive cash awards, thereby strengthening their concern for the long-term welfare of the Company. The Plan is also intended to provide employees with additional incentive and reward opportunities designed to enhance the profitable growth of the Company over the long term. A further purpose of the Plan is to allow awards under the Plan to Non-employee Directors in order to enhance the Company's ability to attract and retain highly qualified Directors. Accordingly, the Plan provides for granting Incentive Stock Options, Options which do not constitute Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards, Stock Value Equivalent Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee or Non-employee Director as provided herein. The Plan was established February 18, 1993 as the Halliburton Company 1993 Stock and Incentive Plan, has been amended from time to time thereafter, and is hereby amended and restated effective as of February 11, 2009.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "Award" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award.

(b) "Award Document" means the relevant award agreement or other document containing the terms and conditions of an Award.

(c) "Beneficial Owners" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(d) "Board" means the Board of Directors of Halliburton Company.

(e) "Change of Control Value" means, for the purposes of Paragraph (f) of Article XIII, the amount determined in Clause (i), (ii) or (iii), whichever is applicable, as follows: (i) the per share price offered to stockholders of the Company in any merger, consolidation, sale of assets or dissolution transaction, (ii) the per share price offered to stockholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place or (iii) if a Corporate Change occurs other than as described in Clause (i) or Clause (ii), the fair market value per share determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of an Award. If the consideration offered to stockholders of the Company in any transaction described in this Paragraph (e) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(f) "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(g) "Committee" means the committee selected by the Board to administer the Plan in accordance with Paragraph (a) of Article IV of the Plan.

(h) "Common Stock" means the Common Stock, par value $2.50 per share, of the Company.

(i) "Company" means Halliburton Company, a Delaware corporation.

(j) "Corporate Change" shall conclusively be deemed to have occurred on a Corporate Change Effective Date if an event set forth in any one of the following paragraphs shall have occurred:

(i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(ii) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or any of its affiliates other than in connection with the acquisition by the Company or any of its affiliates of a business) representing 20% or more of the combined voting power of the Company's then outstanding securities; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets, other than a sale, disposition, lease or exchange by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a "Corporate Change" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Common Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(k) "Corporate Change Effective Date" shall mean:

(i) the first date that the direct or indirect ownership of 20% or more combined voting power of the Company's outstanding securities results in a Corporate Change as described in clause (i) of such definition above; or

(ii) the date of the election of Directors that results in a Corporate Change as described in clause (ii) of such definition; or

(iii) the date of the merger or consideration that results in a Corporate Change as described in clause (iii) of such definition; or

(iv) the date of stockholder approval that results in a Corporate Change as described in clause (iv) of such definition.

(l) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(m) "Fair Market Value" means, as of any specified date, the closing price of the Common Stock on the New York Stock Exchange (or, if the Common Stock is not then listed on such exchange, such other national securities exchange on which the Common Stock is then listed) on that date, or if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported or, in the sole discretion of the Committee for purposes of determining the Fair Market Value of the Common Stock at the time of exercise of an Option or a Stock Appreciation Right, such Fair Market Value shall be the prevailing price of the Common Stock as of the time of exercise. If the Common Stock is not then listed or quoted on any national securities exchange but is traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the reported high and low sales prices of Common Stock on the most recent date on which Common Stock was publicly traded. If the Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(n) "Holder" means an employee or Non-employee Director of the Company who has been granted an Award.

(o) "Immediate Family" means, with respect to a particular Holder, the Holder's spouse, parent, brother, sister, children and grandchildren (including adopted and step children and grandchildren).

(p) "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.

(q) "Minimum Criteria" means a Restriction Period that is not less than three (3) years from the date of grant of a Restricted Stock Award or Restricted Stock Unit Award.

(r) "Non-employee Director" means a member of the Board who is not an employee or former employee of the Company or its Subsidiaries.

(s) "Option" means an Award granted under Article VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options which do not constitute Incentive Stock Options to purchase Common Stock.

(t) "Option Agreement" means a written agreement between the Company and a Holder with respect to an Option.

(u) "Optionee" means a Holder who has been granted an Option.

(v) "Parent Corporation" shall have the meaning set forth in Section 424(e) of the Code.

(w) "Performance Award" means an Award granted under Article XI of the Plan.

(x) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(y) "Plan" means the Halliburton Company Stock and Incentive Plan, as amended and restated.

(z) "Restricted Stock Award" means an Award granted under Article IX of the Plan.

(aa) "Restricted Stock Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

(bb) "Restricted Stock Unit" means a unit evidencing the right to receive one share of Common Stock or an equivalent value equal to the Fair Market Value of a share of Common Stock (as determined by the Committee) that is restricted or subject to forfeiture provisions.

(cc) "Restricted Stock Unit Award" means as Award granted under Article X of the Plan.

(dd) "Restricted Stock Unit Award Agreement" means a written agreement between the Company and a Holder with respect to a Restricted Stock Unit Award.

(ee) "Restriction Period" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to the Plan and ending as of the date upon which the Common Stock subject to such Award is issued (if not previously issued), no longer restricted or subject to forfeiture provisions.

(ff) "Spread" means, in the case of a Stock Appreciation Right, an amount equal to the excess, if any, of the Fair Market Value of a share of Common Stock on the date such right is exercised over the exercise price of such Stock Appreciation Right.

(gg) "Stock Appreciation Right" means an Award granted under Article VIII of the Plan.

(hh) "Stock Appreciation Rights Agreement" means a written agreement between the Company and a Holder with respect to an Award of Stock Appreciation Rights.

(ii) "Stock Value Equivalent Award" means an Award granted under Article XII of the Plan.

(jj) "Subsidiary" means a company (whether a corporation, partnership, joint venture or other form of entity) in which the Company or a corporation in which the Company owns a majority of the shares of capital stock, directly or indirectly, owns a greater than 20% equity interest, except that with respect to the issuance of Incentive Stock Options the term "Subsidiary" shall have the same meaning as the term "subsidiary corporation" as defined in Section 424(f) of the Code.

(kk) "Successor Holder" shall have the meaning given such term in Paragraph (f) of Article XV.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan as amended and restated herein was adopted by the Board on February 11, 2009, subject to approval by the Company's stockholders. Subject to the provisions of Article XIII, the Plan shall remain in effect until all Options and Stock Appreciation Rights granted under the Plan have been exercised or expired by reason of lapse of time, all restrictions imposed upon Restricted Stock Awards and Restricted Stock Unit Awards have lapsed and all Performance Awards and Stock Value Equivalent Awards have been satisfied; provided, however, that, notwithstanding any other provision of the Plan, Awards shall not be granted under the Plan after May 20, 2013.

IV. ADMINISTRATION

(a) *Composition of Committee.* The Plan shall be administered by a Committee of Directors of the Company which shall be appointed by the Board.

(b) *Powers.* The Committee shall have authority, in its discretion, to determine which eligible individuals shall receive an Award, the time or times when such Award shall be made, whether an Incentive Stock Option, nonqualified Option or Stock Appreciation Right shall be granted, the number of shares of Common Stock which may be issued under each Option, Stock Appreciation Right, Restricted Stock Award and Restricted Stock Unit Award, and the value of each Performance Award and Stock Value Equivalent Award. The Committee shall have the authority, in its discretion, to establish the terms and conditions applicable to any Award, subject to any specific limitations or provisions of the Plan. In making such determinations the Committee may take into account the nature of the services rendered by the respective individuals, their responsibility level, their present and potential contribution to the Company's success and such other factors as the Committee in its discretion shall deem relevant.

(c) *Additional Powers.* The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Documents executed thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Document relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Award into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive.

(d) *Delegation of Authority.* The Committee may delegate some or all of its power to the Chief Executive Officer of the Company as the Committee deems appropriate; provided, however, that (i) the Committee may not delegate its power with regard to the grant of an Award to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an Award to such employee would be outstanding; (ii) the Committee may not delegate its power with regard to the selection for participation in the Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer or other person and (iii) any delegation of the power to grant Awards shall be permitted by applicable law.

(e) *Engagement of an Agent.* The Company may, in its discretion, engage an agent to (i) maintain records of Awards and Holders' holdings under the Plan, (ii) execute sales transactions in shares of Common Stock at the direction of Holders, (iii) deliver sales proceeds as directed by Holders, and (iv) hold shares of Common Stock owned without restriction by Holders, including shares of Common Stock previously obtained through the Plan that are transferred to the agent by Holders at their discretion. Except to the extent otherwise agreed by the Company and the agent, when an individual loses his or her status as an employee or Non employee Director of the Company, the agent shall have no obligation to provide any further services to such person and the shares of Common Stock previously held by the agent under the Plan may be distributed to the person or his or her legal representative.

V. GRANT OF OPTIONS, STOCK APPRECIATION RIGHTS, RESTRICTED STOCK AWARDS, RESTRICTED STOCK UNIT AWARDS, PERFORMANCE AWARDS AND STOCK VALUE EQUIVALENT AWARDS; SHARES SUBJECT TO THE PLAN

(a) *Award Limits.* The Committee may from time to time grant Awards to one or more individuals determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. The aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 45,750,000 shares. Shares issued as Restricted Stock Awards, Restricted Stock Unit Awards or pursuant to Performance Awards will count against the shares available for issuance under the Plan as 1.60 shares for every 1 share issued in connection with the Award. Notwithstanding anything contained herein to the contrary, the number of Option shares or Stock Appreciation Rights, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder in any one calendar year, shall not in the aggregate exceed 1,000,000. The cash value determined as of the date of grant of any Performance Award not denominated in Common Stock granted to any Holder in any one calendar year shall not exceed $10,000,000. Any shares which remain unissued and which are not subject to outstanding Options or Awards at the termination of the Plan shall cease to be subject to the Plan, but, until termination of the Plan, the Company shall at all times reserve a sufficient number of shares to meet the requirements of the Plan. Shares shall be deemed to have been issued under the Plan only to the extent actually issued and delivered pursuant to an Award. If Awards are forfeited or are terminated for any other reason before being exercised or settled, then the shares underlying such Awards shall again become available for Awards under the Plan. Stock Appreciation Rights shall be counted in full against the number of shares available for issuance under the Plan, regardless of the number of shares issued upon settlement of the Stock Appreciation Rights. The aggregate number of shares which may be issued under the Plan shall be subject to adjustment in the same manner as provided in Article XIII with respect to shares of Common Stock subject to Options then outstanding. The 1,000,000-share limit on Stock Options and Stock Appreciation Rights Awards, singly or in combination, together with shares or share equivalents under Performance Awards granted to any Holder in any calendar year shall be subject to adjustment in the same manner as provided in Article XIII. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option which does not constitute an Incentive Stock Option.

(b) *Stock Offered.* The stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and reacquired by the Company.

VI. ELIGIBILITY

Only employees of the Company or any Parent Corporation or Subsidiary of the Company and Non-employee Directors shall be eligible for Awards under the Plan as determined by the Committee in its sole discretion. Each Award shall be evidenced in such manner and form as may be prescribed by the Committee.

VII. STOCK OPTIONS

(a) *Stock Option Agreement.* Each Option shall be evidenced by an Option Agreement between the Company and the Optionee which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Option Agreements need not be identical. Specifically, an Option Agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such option price.

(b) *Option Period.* The term of each Option shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of an Option exceed ten (10) years.

(c) *Limitations on Exercise of Option.* An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(d) *Option Price.* The purchase price of Common Stock issued under each Option shall be determined by the Committee, but such purchase price shall not be less than the Fair Market Value of Common Stock subject to the Option on the date the Option is granted.

(e) *Options and Rights in Substitution for Stock Options Granted by Other Corporations.* Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for stock options held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

(f) *Repricing Prohibited.* Except for adjustments pursuant to Article XIII, the purchase price of Common Stock for any outstanding Option granted under the Plan may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower purchase price, cash or a new Award unless there is approval by the Company stockholders. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is approval by the Company stockholders.

VIII. STOCK APPRECIATION RIGHTS

(a) *Stock Appreciation Rights.* A Stock Appreciation Right is the right to receive an amount equal to the Spread with respect to a share of Common Stock upon the exercise of such Stock Appreciation Right. Stock Appreciation Rights may be granted in connection with the grant of an Option, in which case the Option Agreement will provide that exercise of Stock Appreciation Rights will result in the surrender of the right to purchase the shares under the Option as to which the Stock Appreciation Rights were exercised. Alternatively, Stock Appreciation Rights may be granted independently of Options in which case each Award of Stock Appreciation Rights shall be evidenced by a Stock Appreciation Rights Agreement between the Company and the Holder which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Stock Appreciation Rights Agreements need not be identical. The Spread with respect to a Stock Appreciation Right may be payable either in cash, shares of Common Stock with a Fair Market Value equal to the Spread or in a combination of cash and shares of Common Stock as determined by the Committee in its sole discretion.

(b) *Exercise Price.* The exercise price of each Stock Appreciation Right shall be determined by the Committee, but such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Right is granted.

(c) *Exercise Period.* The term of each Stock Appreciation Right shall be as specified by the Committee at the date of grant; provided that, in no case, shall the term of a Stock Appreciation Right exceed ten (10) years.

(d) *Limitations on Exercise of Stock Appreciation Right.* A Stock Appreciation Right shall be exercisable in whole or in such installments and at such times as determined by the Committee. (e) Repricing Prohibited. Except for adjustments pursuant to Article XIII, the exercise price of a Stock Appreciation Right may not be decreased after the date of grant nor may an outstanding Stock Appreciation Right granted under the Plan be surrendered to the Company as consideration for the grant of a new Stock Appreciation Right with a lower exercise price, cash or a new Award unless there is approval by the Company stockholders. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is approval by the Company stockholders.

IX. RESTRICTED STOCK AWARDS

(a) *Restricted Period To Be Established by the Committee.* The Committee shall establish the Restriction Period applicable to Restricted Stock Awards; provided, however, that, except as set forth below and as permitted by Paragraph (b) of this Article IX, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions on shares applicable to such Award in equal annual installments over a period of at least three (3) years from the date of grant shall be deemed to meet the Minimum Criteria. The foregoing notwithstanding, with respect to Restricted Stock Awards and Restricted Stock Unit Awards of up to an aggregate of 550,000 shares (subject to adjustment as set forth in Article XIII), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion. Subject to the foregoing, each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Paragraph (b) of this Article or by Article XIII.

(b) *Other Terms and Conditions.* Common Stock awarded pursuant to a Restricted Stock Award shall be represented by a stock certificate registered in the name of the Holder of such Restricted Stock Award or, at the option of the Company, in the name of a nominee of the Company. The Holder shall have the right to receive dividends during the Restriction Period, to vote the Common Stock subject thereto and to enjoy all other stockholder rights, except that (i) the Holder shall not be entitled to possession of the stock certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the stock during the Restriction Period, (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause a forfeiture of the Restricted Stock Award. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period as shall be set forth in a Restricted Stock Award Agreement.

(c) *Payment for Restricted Stock.* A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) *Miscellaneous.* Nothing in this Article shall prohibit the exchange of shares issued under the Plan (whether or not then subject to a Restricted Stock Award) pursuant to a plan of reorganization for stock or securities in the Company or another corporation a party to the reorganization, but the stock or securities so received for shares then subject to the restrictions of a Restricted Stock Award shall become subject to the restrictions of such Restricted Stock Award. Any shares of stock received as a result of a stock split or stock dividend with respect to shares then subject to a Restricted Stock Award shall also become subject to the restrictions of the Restricted Stock Award.

X. RESTRICTED STOCK UNIT AWARDS

(a) *Restricted Period To Be Established by the Committee.* The Committee shall establish the Restriction Period applicable to such Award; provided, however, that except as set forth below and as permitted by Paragraph

(b) of this Article X, such Restriction Period shall not be less than the Minimum Criteria. An Award which provides for the lapse of restrictions applicable to such Award in equal annual installments over a period of at least three (3) years from the date of grant shall be deemed to meet the Minimum Criteria. The foregoing notwithstanding, with respect to Restricted Stock Awards and Restricted Stock Unit Awards of up to an aggregate of 550,000 shares (subject to adjustment as set forth in Article XIII), the Minimum Criteria shall not apply and the Committee may establish such lesser Restriction Periods applicable to such Awards as it shall determine in its discretion. Subject to the foregoing, each Restricted Stock Unit Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Unit Award shall not be changed except as permitted by Paragraph (b) of this Article or by Article XIII.

(b) *Other Terms and Conditions.* The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award, including, but not limited to, rules pertaining to the termination of a Holder's service (by retirement, disability, death or otherwise) prior to expiration of the Restriction Period as shall be set forth in a Restricted Stock Unit Award Agreement. Cash dividend equivalents may be converted into additional Restricted Stock Units or may be paid during, or may be accumulated and paid at the end of, the Restriction Period with respect to a Restricted Stock Unit Award, as determined by the Committee. The Committee, in its sole discretion, may provide for the deferral of a Restricted Stock Unit Award.

(c) *Payment for Restricted Stock Unit.* A Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Unit Award, except to the extent otherwise required by law and except that the Committee may, in its discretion, charge the Holder an amount in cash not in excess of the par value of the shares of Common Stock issued under the Plan to the Holder.

(d) *Restricted Stock Units in Substitution for Units Granted by Other Corporations.* Restricted Stock Unit Awards may be granted under the Plan from time to time in substitution for restricted stock units held by employees of corporations who become, or who became prior to the effective date of the Plan, employees of the Company or of any Subsidiary as a result of a merger or consolidation of the employing corporation with the Company or such Subsidiary, or the acquisition by the Company or a Subsidiary of all or a portion of the assets of the employing corporation, or the acquisition by the Company or a Subsidiary of stock of the employing corporation with the result that such employing corporation becomes a Subsidiary.

XI. PERFORMANCE AWARDS

(a) *Performance Period.* The Committee shall establish, with respect to and at the time of each Performance Award, a performance period over which the performance applicable to the Performance Award of the Holder shall be measured.

(b) *Performance Awards.* Each Performance Award may have a maximum value established by the Committee at the time of such Award.

(c) *Performance Measures.* A Performance Award granted under the Plan that is intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be awarded contingent upon the achievement of one or more performance measures. The performance criteria for Performance Awards shall consist of objective tests based on the following: earnings, cash flow, cash value added performance, stockholder return and/or value, revenues, operating profits (including EBITDA), net profits, earnings per share, stock price, cost reduction goals, debt to capital ratio, financial return ratios, profit return and margins, market share, working capital and customer satisfaction. The Committee may select one criterion or multiple criteria for measuring performance. Performance criteria may be measured on corporate, subsidiary or business unit performance, or on a combination thereof. Further, the performance criteria may be based on comparative performance with other companies or other external measure of the selected performance criteria. A Performance Award that is not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(d) *Payment.* Following the end of the performance period, the Holder of a Performance Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Performance Award, if any, based on the achievement of the performance measures for such performance period, as determined by the Committee in its sole discretion. Payment of a Performance Award (i) may be made in cash, Common Stock or a combination thereof, as determined by the Committee in its sole discretion, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) to the extent applicable, shall be based on the Fair Market Value of the Common Stock on the payment date.

(e) *Termination of Service.* The Committee shall determine the effect of termination of service during the performance period on a Holder's Performance Award.

XII. STOCK VALUE EQUIVALENT AWARDS

(a) *Stock Value Equivalent Awards.* Stock Value Equivalent Awards are rights to receive an amount equal to the Fair Market Value of shares of Common Stock or rights to receive an amount equal to any appreciation or increase in the Fair Market Value of Common Stock over a specified period of time, which vest over a period of time as established by the Committee, without payment of any amounts by the Holder thereof (except to the extent otherwise required by law) or satisfaction of any performance criteria or objectives. Each Stock Value Equivalent Award may have a maximum value established by the Committee at the time of such Award.

(b) *Award Period.* The Committee shall establish a period over which each Stock Value Equivalent Award shall vest with respect to the Holder.

(c) *Payment.* Following the end of the determined period for a Stock Value Equivalent Award, the Holder of a Stock Value Equivalent Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Stock Value Equivalent Award, if any, based on the then vested value of the Award. Payment of a Stock Value Equivalent Award (i) shall be made in cash, (ii) shall be made in a lump sum or in installments as prescribed by the Committee in its sole discretion, and (iii) shall be based on the Fair Market Value of the Common Stock on the payment date. Cash dividend equivalents may be paid during, or may be accumulated and paid at the end of, the determined period with respect to a Stock Value Equivalent Award, as determined by the Committee.

(d) *Termination of Service.* The Committee shall determine the effect of termination of service during the applicable vesting period on a Holder's Stock Value Equivalent Award.

XIII. RECAPITALIZATION OR REORGANIZATION

(a) Except as hereinafter otherwise provided, in the event of any recapitalization, reorganization, merger, consolidation, combination, exchange, stock dividend, stock split, extraordinary dividend or divestiture (including a spin-off) or any other change in the corporate structure or shares of Common Stock occurring after the date of the grant of an Award, the Committee shall, in its discretion, make such adjustment as to the number and price of shares of Common Stock or other consideration subject to such Awards as the Committee shall deem appropriate in order to prevent dilution or enlargement of rights of the Holders.

(b) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities having any priority or preference with respect to or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(c) The shares with respect to which Options, Stock Appreciation Rights or Restricted Stock Units may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Option, Stock Appreciation Rights or Restricted Stock Unit Award, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award relates or may thereafter be exercised (i) in the event of an increase in the number of outstanding shares shall be proportionately increased, and, as applicable, the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares shall be proportionately reduced, and, as applicable, the purchase price per share shall be proportionately increased.

(d) If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise of an Option or Stock Appreciation Right or payment in settlement of a Restricted Stock Unit Award theretofore granted, the Holder shall be entitled to purchase or receive, as applicable, under such Award, in lieu of the number of shares of Common Stock as to which such Award relates or shall then be exercisable, the number and class of shares of stock and securities and the cash and other property to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Award.

(e) In the event of a Corporate Change, unless an Award Document otherwise provides, as of the Corporate Change Effective Date (i) any outstanding Options and Stock Appreciation Rights shall become immediately vested and fully exercisable, (ii) any restrictions on Restricted Stock Awards or Restricted Stock Unit Awards shall immediately lapse, (iii) all performance measures upon which an outstanding Performance Award is contingent shall be deemed achieved and the Holder shall receive a payment equal to the maximum amount of the Award he or she would have been entitled to receive, prorated to the Corporate Change Effective Date, and (iv) any outstanding cash Awards including, but not limited to, Stock Value Equivalent Awards shall immediately vest and be paid based on the vested value of the Award.

(f) In the relevant Award Document, the Committee may provide that, no later than two (2) business days prior to any Corporate Change referenced in Clause (ii), (iii) or (iv) of the definition thereof or ten (10) business days after any Corporate Change referenced in Clause (i) of the definition thereof, the Committee may, in its sole discretion, (i) require the mandatory surrender to the Company by selected Optionees of some or all of the outstanding Options held by such Optionees (irrespective of whether such Options are then exercisable under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Options and pay to each Optionee an amount of cash per share equal to the excess, if any, of the Change of Control Value of the shares subject to such Option over the exercise price(s) under such Options for such shares, (ii) require the mandatory surrender to the Company by selected Holders of Stock Appreciation Rights of some or all of the outstanding Stock Appreciation Rights held by such Holders (irrespective of whether such Stock Appreciation Rights are then exercisable under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Stock Appreciation Rights and pay to each Holder an amount of cash equal to the Spread with respect to such Stock Appreciation Rights with the Fair Market Value of the Common Stock at such time to be deemed to be the Change of Control Value, or (iii) require the mandatory surrender to the Company by selected Holders of Restricted Stock Awards, Restricted Stock Unit Awards or Performance Awards of some or all of the outstanding Awards held by such Holder (irrespective of whether such Awards are vested under the provisions of the Plan) as of a date (before or after a Corporate Change) specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each Holder an amount of cash equal to the Change of Control Value of the shares, if the Award is denominated in Common Stock, or an amount of cash equal to the Fair Market Value of the Common Stock at such time, if the Award is not denominated in Common Stock.

(g) Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted, the purchase price per share of Common Stock subject to Options or the calculation of the Spread with respect to Stock Appreciation Rights.

(h) Notwithstanding the foregoing, the provisions of this Article XIII shall be administered in accordance with Section 409A of the Code to the extent required to avoid the taxes imposed thereunder.

XIV. AMENDMENT OR TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan or alter or amend the Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made which would impair the rights of the Holder without the consent of the Holder, and provided, further, that the Board may not, without approval of the stockholders, amend the Plan to effect a "material revision" of the Plan, where a "material revision" includes, but is not limited to, a revision that: (a) materially increases the benefits accruing to a Holder under the Plan, (b) materially increases the aggregate number of securities that may be issued under the Plan, (c) materially modifies the requirements as to eligibility for participation in the Plan, or (d) changes the types of awards available under the Plan.

XV. OTHER

(a) *No Right To An Award.* Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give an employee or a non-employee Director any right to be granted an Option, a Stock Appreciation Right, a right to a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Stock Value Equivalent Award or any other rights hereunder except as may be evidenced by an Award or by an Option or Stock Appreciation Agreement duly executed on behalf of the Company, and then only to the extent of and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) *No Employment Rights Conferred.* Nothing contained in the Plan or in any Award made hereunder shall:

(i) confer upon any employee any right to continuation of employment with the Company or any Subsidiary; or

(ii) interfere in any way with the right of the Company or any Subsidiary to terminate his or her employment at any time.

(c) *No Rights to Serve as a Director Conferred.* Nothing contained in the Plan or in any Award made hereunder shall confer upon any Director any right to continue their position as a Director of the Company.

(d) *Other Laws; Withholding.* The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the offering of the shares covered by such Award has not been registered under the Securities Act of 1933 and such other state, federal or foreign laws, rules or regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments necessary to enable it to satisfy its withholding obligations. The Committee may permit the Holder of an Award to elect to surrender, or authorize the Company to withhold, shares of Common Stock (valued at their Fair Market Value on the date of surrender or withholding of such shares) in satisfaction of the Company's withholding obligation, subject to such restrictions as the Committee deems appropriate.

(e) *No Restriction on Corporate Action.* Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Holder, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any such action.

(f) *Restrictions on Transfer.* Except as otherwise provided herein, an Award shall not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by a Holder other than by will or the laws of descent and distribution or pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, and shall be exercisable during the lifetime of the Holder only by such Holder, the Holder's guardian or legal representative, a transferee under a qualified domestic relations order or a transferee as described below. The Committee may prescribe and include in the respective Award Documents hereunder other restrictions on transfer. Any attempted assignment or transfer in violation of this section shall be null and void. Upon a Holder's death, the Holder's personal representative or other person entitled to succeed to the rights of the Holder (the "Successor Holder") may exercise such rights as are provided under the applicable Award Document. A Successor Holder must furnish proof satisfactory to the Company of his or her rights to exercise the Award under the Holder's will or under the applicable laws of descent and distribution. Notwithstanding the foregoing, the Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing grant) Awards (other than Incentive Stock Options) which may be transferred by the Holder for no consideration to or for the benefit of the Holder's Immediate Family, to a trust solely for the benefit of the Holder and his Immediate Family, or to a partnership or limited liability company in which the Holder and members of his Immediate Family have at least 99% of the equity, profit and loss interest, in which case the Award Document shall so state. A transfer of an Award pursuant to this Paragraph (f) shall be subject to such rules and procedures as the Committee may establish. In the event an Award is transferred as contemplated in this Paragraph (f), such Award may not be subsequently transferred by the transferee except by will or the laws of descent and distribution, and such Award shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant written instrument for the Award and the transferee shall be entitled to the same rights as the Holder under Articles XIII and XIV hereof as if no transfer had taken place. No transfer shall be effective unless and until written notice of such transfer is provided to the Committee, in the form and manner prescribed by the Committee. The consequences of termination of employment shall continue to be applied with respect to the original Holder, following which the Awards shall be exercised by the transferee only to the extent and for the periods specified in the Plan and the related Award Document. The Option Agreement, Stock Appreciation Rights Agreement, Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement or other Award Document shall specify the effect of the death of the Holder on the Award.

(g) *Governing Law.* This Plan shall be construed in accordance with the laws of the State of Texas, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware which matters shall be governed by the latter law.

(h) *Foreign Awardees.* Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdictions in which the Company or its Subsidiaries operate.

HALLIBURTON COMPANY
EMPLOYEE STOCK PURCHASE PLAN

AS AMENDED AND RESTATED FEBRUARY 11, 2009

1. *Purpose.* The HALLIBURTON COMPANY EMPLOYEE STOCK PURCHASE PLAN (the "Plan") is intended to provide an incentive for eligible employees of HALLIBURTON COMPANY (the "Company") and certain of its subsidiaries to acquire or increase a proprietary interest in the Company through the purchase of shares of the Company's common stock. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Plan shall be construed in a manner consistent with the requirements of that section of the Code. The Plan was originally established in 2002 as the Halliburton Company 2002 Employee Stock Purchase Plan.

2. *Definitions.* Where the following words and phrases are used in the Plan, they shall have the respective meanings set forth below, unless the context clearly indicates to the contrary:

"Board" means the Board of Directors of the Company.

"Committee" means the Board or a committee of members of the Board appointed by the Board to administer this Plan.

"Company" means Halliburton Company and, where required by the context, shall include any Participating Company.

"Corporate Change" means one of the following events: (i) the merger, consolidation, or other reorganization of the Company in which the outstanding Stock is converted into or exchanged for a different class of securities of the Company, a class of securities of any other issuer (except a direct or indirect wholly owned subsidiary of the Company), cash or other property; (ii) the sale, lease or exchange of all or substantially all of the assets of the Company to any other corporation or entity (except a direct or indirect wholly owned subsidiary of the Company); or (iii) the adoption by the stockholders of the Company of a plan of liquidation or dissolution.

"Eligible Compensation" means an employee's regular straight-time earnings or base salary, determined before giving effect to any elective salary reduction or deferral agreements and including vacation, sick time and short-term disability pay, but excluding overtime, incentive compensation, bonuses, special payments, commissions, severance pay, long-term disability pay, geographical coefficients, shift differential and any other items of compensation.

"Eligible Employee" means, as of each Enrollment Date, each employee of the Company or a Participating Company who, as of such Enrollment Date, has completed a six-month period of service with the Company and/or its Subsidiaries (service with an acquired entity or operation shall be credited for this purpose), but excluding (i) employees who are employed in a foreign country whose laws or regulations effectively prohibit participation in the Plan, (ii) employees who are customarily employed by the Company less than twenty (20) hours per week or less than five (5) months in any calendar year, or (iii) unless required by local law, employees who are on an unpaid leave of absence for more than 90 days. Additionally, the Committee may also determine that a designated group of highly compensated employees are ineligible to participate in the Plan so long as the group fits within the definition of "highly compensated employee" in Code Section 414(q).

"Enrollment Date" means the first day of each Purchase Period.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" shall mean the closing price for a share of Stock on the New York Stock Exchange (or if the Stock is not then listed on such exchange, such other national securities exchange on which the Stock is then listed) for the last Trading Day on the date of such determination, as reported on the New York Stock Exchange (or such other national securities exchange) Composite Tape or such other source as the Committee deems reliable, or if no prices are reported on that date, on the last preceding date on which such prices are so reported.

"Participating Company" means any present or future parent corporation or Subsidiary of the Company that participates in the Plan pursuant to paragraph 4.

"Purchase Date" means the last Trading Day of each Purchase Period.

"Purchase Period" means a period of approximately six months beginning on (i) the first Trading Day on or after each July 1 and ending on the last Trading Day in the period ending the following December 31, or (ii) the first Trading Day on or after each January 1 and ending on the last Trading Day in the period ending the following June 30. The Committee shall have the power to change the duration of Purchase Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced at least five days prior to the scheduled beginning of the first Purchase Period to be affected thereafter.

"Purchase Price" means an amount equal to 85% of the Fair Market Value of a share of Stock on the Enrollment Date or on the Purchase Date, whichever is lower, subject to adjustment pursuant to paragraph 13.

"Stock" means the Company's common stock, par value $2.50 per share.

"Sub-Plan" means the Company's Non-Qualified Employee Stock Purchase Plan, as amended.

"Subsidiary" means a corporation, domestic or foreign, which is a "subsidiary" of the Company, as defined in section 424(f) of the Code, whether or not such corporation exists or is hereafter organized or acquired by the Company or a subsidiary.

"Trading Day" means a day on which the principal national stock exchange on which the Stock is traded is open for trading.

3. *Administration of the Plan.* The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee shall interpret the Plan, make such rules as it deems necessary for the proper administration of the Plan, and make all other determinations necessary or advisable for the administration of the Plan and the purchase of Stock under the Plan, including without limitation establishing the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars. In addition, the Committee shall correct any defect or supply any omission or reconcile any inconsistency in the Plan, or in any stock purchase right granted under the Plan, correct any mistakes in the administration of the Plan in the manner and to the extent that the Committee deems necessary or desirable to effectuate the intent of the Plan. The Committee shall, in its sole discretion, make such decisions or determinations and take such actions, and all such decisions, determinations and actions taken or made by the Committee pursuant to this and the other paragraphs of the Plan shall be conclusive on all parties. The Committee shall not be liable for any decision, determination or action taken in good faith in connection with the administration of the Plan. The Committee shall have the authority to delegate routine day-to-day administration of the Plan to such officers and employees of the Company as the Committee deems appropriate.

4. *Participating Companies.* The Committee may designate any present or future parent corporation of the Company or Subsidiary that is eligible by law to participate in the Plan as a Participating Company by written instrument delivered to the designated Participating Company. Such written instrument shall specify the effective date of such designation and shall become, as to such designated Participating Company and employees in its employment, a part of the Plan. The terms of the Plan may be modified as applied to the Participating Company only to the extent permitted under Section 423 of the Code. Transfer of employment among the Company and Participating Companies shall not be considered a termination of employment hereunder. Any Participating Company may, by appropriate action of its Board of Directors, terminate its participation in the Plan. Moreover, the Committee may, in its discretion, terminate a Participating Company's Plan participation in the Plan at any time. The Participating Companies at any time shall be listed on Attachment A hereto as it may be amended from time to time by the Committee.

5. *Eligibility.* Subject to the further provisions hereof, all Eligible Employees as of an Enrollment Date shall be eligible to participate in the Plan with respect to the Purchase Period beginning as of such date.

6. *Stock Subject to the Plan.* Subject to the provisions of paragraph 13, the aggregate number of shares of Stock which may be sold under the Plan and the Sub-Plan shall not exceed 44,000,000 shares, which shares may be authorized but unissued shares or treasury shares, including shares bought on the open market or otherwise for purposes of the Plan.

7. *Stock Purchase Rights.*

(a) *Grant of Stock Purchase Rights.* On each Enrollment Date the Company shall grant a stock purchase right to each Eligible Employee who elects to participate in the Plan for the Purchase Period beginning on such date. Subject to subparagraphs 7(f) and (g), the number of shares of Stock subject to a stock purchase right for a participant shall be equal to the quotient of (i) the aggregate payroll deductions withheld on behalf of such participant during the Purchase Period, plus any amounts carried over from the prior Purchase Period, divided by (ii) the Purchase Price of the Stock applicable to the Purchase Period; provided, however, that the maximum number of shares of Stock that may be subject to any stock purchase right for a participant during any Purchase Period may not exceed 10,000 shares (subject to adjustment as provided in paragraph 13). Whole and fractional shares shall be purchased, unless the Committee determines that the purchase of fractional shares is administratively impracticable; any payroll deductions accumulated in a participant's account and not applied to the purchase of shares shall be retained in the participant's account and applied in the next Purchase Period, subject to withdrawal by the participant pursuant to paragraph 9. Any references in the Plan to "shares" shall include fractional shares, if any, purchased by the participant under the Plan.

(b) *Election to Participate; Payroll Deduction Authorization.* An Eligible Employee may participate in the Plan only by means of payroll deduction. Except as provided in subparagraph 7(f), each Eligible Employee who elects to participate in the Plan shall deliver to the Company, within the time period prescribed by the Committee, a payroll deduction authorization in the form prescribed by the Company, whereby he gives notice of his election to participate in the Plan as of the next following Enrollment Date, and whereby he designates an integral percentage (except as provided below) to be deducted from his Eligible Compensation for each pay period paid during the Purchase Period and paid into the Plan for his account. The designated percentage may not be less than 1% nor exceed 10%; provided, however, the minimum contribution per pay period shall be $10.

(c) *Changes in Payroll Authorization.* All payroll deductions made for a participant shall be credited to his account under the Plan. A participant may discontinue his participation in the Plan as provided in paragraph 9 hereof, or may increase or decrease the rate of his payroll deductions during the Purchase Period by completing or filing with the Company, at a time and in a manner prescribed by the Committee, a new payroll deduction authorization form authorizing a change in his payroll rate. The Committee may, in its discretion, limit the number of payroll rate changes during any Purchase Period. The change in rate shall be effective as soon as administratively practicable after the Company's receipt of the new payroll deduction authorization form. A participant's payroll deduction authorization form shall remain in effect for successive Purchase Periods unless terminated as provided in paragraph 9 hereof.

(d) *Automatic Payroll Reduction.* Notwithstanding the foregoing, to the extent necessary to comply with subparagraphs 7(f) and (g) hereof, a participant's payroll deductions may be decreased to 0% at any time during a Purchase Period. Payroll deductions shall recommence at the rate provided in such participant's payroll deduction authorization form at the beginning of the first Purchase Period that is scheduled to end in the following calendar year, unless terminated by the participant as provided in paragraph 9 hereof.

(e) *Tax Withholding.* At the time the stock purchase right is exercised, in whole or in part, or at the time some or all of the Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's federal, state or other tax withholding obligations, if any, that arise upon the exercise of the stock purchase right or the disposition of the Stock. At any time, the Company may, but shall not be obligated to, withhold from the participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including without limitation any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or early disposition of Stock purchased by the participant.

(f) *$25,000 Limitation.* Notwithstanding anything in the Plan to the contrary, no employee shall be granted a stock purchase right under the Plan which permits his rights to purchase Stock under the Plan and under all other employee stock purchase plans of the Company and its parent corporation and Subsidiaries to accrue at a rate which exceeds $25,000 of Fair Market Value of Stock (determined at the time such stock purchase right is granted) for each calendar year in which such stock purchase right is outstanding at any time (within the meaning of Section 423(b)(8) of the Code). Any payroll deductions in excess of the amount specified in the foregoing sentence shall be returned to the participant as soon as administratively feasible after the next following Enrollment Date.

(g) *Special Restriction on Participation.* Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee shall be granted a stock purchase right under the Plan to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company, its parent corporation or any Subsidiary.

8. *Exercise of Stock Purchase Rights.*

(a) *General Statement.* Subject to the limitations set forth in paragraph 7, unless a participant withdraws from the Plan as provided in paragraph 9, each participant in the Plan automatically and without any act on his part shall be deemed to have exercised his stock purchase right on each Purchase Date to the extent of his unused payroll deductions under the Plan and to the extent the issuance of Stock to such participant upon such exercise is lawful.

(b) *Delivery of Shares to Custodian.* As soon as practicable after each Purchase Date, the Company shall deliver to a custodian selected by the Committee one or more certificates representing (or shall otherwise cause to be credited to the account of such custodian) the aggregate number of whole shares of Stock with respect to which stock purchase rights were exercised on such Purchase Date of all of the participating employees hereunder. Such custodian shall keep accurate records of the beneficial interests of each participant in such shares by means of participant accounts under the Plan, and shall provide each participant with periodic statements with respect thereto as may be directed by the Committee. The Committee may require that shares be retained with such custodian, or other designated broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. If the Company is required to obtain from any U.S. commission or agency authority to issue any such shares, the Company shall seek to obtain such authority. Inability of the Company to obtain from any commission or agency (whether U.S. or foreign) authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any participant in the Plan except to return to him the amount of his payroll deductions under the Plan which would have otherwise been used upon exercise of the relevant stock purchase right.

(c) *Withdrawal of Shares.* A participant may, at any time, in such form and manner as established by the custodian, direct the custodian to deliver to the participant all or part of the shares held by the custodian in his account or to sell such shares and deliver to the participant the proceeds therefrom, less applicable expenses.

(d) *Dividends.* With respect to an individual's Stock held by the custodian pursuant to subparagraph 8(b), the custodian may reinvest in additional shares of Stock for such participant's account any cash dividends received by the custodian and attributable to such Stock and the custodian shall, in accordance with procedures adopted by the custodian, facilitate the participant's voting rights attributable to shares held in a participant's account. The participant may elect to receive dividends in cash by following the procedures established by the custodian.

9. *Withdrawal from the Plan.*

(a) *General Statement.* Any participant may withdraw in whole from the Plan prior to the Purchase Date relating to a particular Purchase Period. Partial withdrawals shall not be permitted. A participant who wishes to withdraw from the Plan must timely deliver to the Company a notice of withdrawal in a form prepared by the Company during the Purchase Period at a time and in a manner prescribed by the Committee. The Company shall, as soon as administratively practicable, following the receipt of the notice of withdrawal, refund to the participant the amount of his payroll deductions under the Plan which have not yet been used to purchase shares upon the exercise of his stock purchase rights; and thereupon, automatically and without any further act on his part, his payroll deduction authorization and his interest in unexercised stock purchase rights under the Plan shall terminate in full.

(b) *Leave of Absence.* A participant who goes on a leave of absence shall be deemed to have elected to withdraw from the Plan at the end of 90 days, unless such participant is on a paid leave of absence or his or her continued participation is required by applicable local law.

(c) *Eligibility Following Withdrawal.* A participant who withdraws from the Plan shall be eligible to participate again in the Plan upon expiration of the Purchase Period during which he withdrew (provided that he is otherwise an Eligible Employee at such later time).

10. *Termination of Eligible Employment.* If the employment of a participant with the Company terminates for any reason whatsoever or the participant ceases to be an Eligible Employee, then his participation in the Plan automatically and without any act on his part shall terminate as of the date of such termination of employment or change in status. The Company shall, as soon as administratively practicable, refund to him (or his estate or personal

representative, as the case may be) the amount of his payroll deductions under the Plan which have not yet been used to purchase Stock, and thereupon his interest in unexercised stock purchase rights under the Plan shall terminate in full.

11. *Restriction Upon Assignment of Stock Purchase Rights.* A stock purchase right granted under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution. Each stock purchase right shall be exercisable, during a participant's lifetime, only by the participant to whom granted. The Company shall not recognize and shall be under no duty to recognize any assignment or purported assignment by an employee of any of his stock purchase rights under the Plan.

12. *No Shareholder Rights or Privileges Until Exercise of Stock Purchase Rights.* With respect to shares of Stock subject to a stock purchase right, a participant shall not be deemed to be a shareholder, and he shall not have any of the rights or privileges of a shareholder, until such stock purchase right has been exercised and shares delivered pursuant to subparagraph 8(b).

13. *Changes in Stock; Adjustments.* Whenever any change is made in the Stock, by reason of a stock dividend or by reason of subdivision, stock split, reverse stock split, recapitalization, reorganization, combination, reclassification of shares or other similar change, appropriate action will be taken by the Committee to adjust any or all of (i) the number and type of shares subject to the Plan, (ii) the number and type of shares subject to outstanding stock purchase rights and (iii) the Purchase Price with respect to any of the foregoing.

In the event of a Corporate Change, unless a successor corporation assumes or substitutes new stock purchase rights (within the meaning of Section 424(a) of the Code) for all stock purchase rights then outstanding, (i) the Purchase Date for all stock purchase rights then outstanding shall be accelerated to a date fixed by the Committee prior to the effective date of the Corporate Change and (ii) upon such effective date any unexercised stock purchase rights shall expire and the Company promptly shall refund to each participant the amount of such participant's payroll deductions under the Plan which have not yet been used to purchase Stock.

14. *Use of Funds; No Interest Paid.* All funds received or held by the Company under the Plan shall be included in the general funds of the Company free of any trust or other restriction, and may be used for any corporate purpose. No interest shall be paid to any participant on amounts credited to his account.

15. *Term of the Plan.* The Plan shall be effective July 1, 2002. If not sooner terminated under the provisions of paragraph 16, the Plan shall automatically terminate upon and no further payroll deductions shall be made and no further stock purchase rights shall be granted after the date all of the shares of Stock reserved for issuance under the Plan and the Sub-Plan, as increased and/or adjusted from time to time, have been sold under the Plan and the Sub-Plan. If on the final Purchase Date there is an insufficient number of shares of Stock available for all purchases under stock purchase rights exercised on such date, the number of available shares shall be prorated among the then purchasing participants in an equitable manner as determined by the Committee based on their deductions for such Purchase Period and all remaining amounts shall be returned to the participants.

16. *Amendment or Termination of the Plan.* The Board in its discretion may terminate the Plan at any time with respect to any Stock for which stock purchase rights have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided, however, that, except as provided below, no change in any stock purchase right theretofore granted may be made that would materially impair the stock purchase rights of the participant without the consent of such participant. In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to (i) altering the Purchase Price for any Purchase Period including a Purchase Period underway at the time of the change in Purchase Price; and (ii) shortening any Purchase Period so that Purchase Period ends on a new Purchase Date, including a Purchase Period underway at the time of the Board action.

17. *Securities Laws.* The Company shall not be obligated to issue any Stock pursuant to any stock purchase right granted under the Plan at any time when the offer, issuance or sale of shares covered by such stock purchase right has not been registered under the Securities Act of 1933, as amended, or does not comply with such other state, federal or foreign laws, rules or regulations, or the requirements of any stock exchange upon which the Stock may then be listed, as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the requirements of such laws, rules, regulations or requirements available for the offer, issuance and sale of such shares. Further, all Stock acquired pursuant to the Plan shall be subject to the Company's policies concerning compliance with securities laws and regulations, as such policies may be amended from time to time. The

terms and conditions of stock purchase rights granted hereunder to, and the purchase of shares by, persons subject to Section 16 of the Exchange Act shall comply with any applicable provisions of Rule 16b-3. As to such persons, the Plan shall be deemed to contain, and such stock purchase rights shall contain, and the shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required from time to time by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

18. *No Restriction on Corporate Action.* Nothing contained in the Plan shall be construed to prevent the Company or any Subsidiary from taking any corporate action that is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any stock purchase right granted under the Plan. No employee, beneficiary or other person shall have any claim against the Company or any Subsidiary as a result of any such action.

19. *Miscellaneous Provisions.*

(a) *Number and Gender.* Wherever appropriate herein, words used in the singular shall be considered to include the plural and words used in the plural shall be considered to include the singular. The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender.

(b) *Headings.* The headings and subheadings in the Plan are included solely for convenience, and if there is any conflict between such headings or subheadings and the text of the Plan, the text shall control.

(c) *Not a Contract of Employment.* The adoption and maintenance of the Plan shall not be deemed to be a contract between the Company or any Participating Company and any person or to be consideration for the employment of any person. Participation in the Plan at any given time shall not be deemed to create the right to participate in the Plan, or any other arrangement permitting an employee of the Company or any Participating Company to purchase Stock at a discount, in the future. The stock purchase rights and obligations under any participant's terms of employment with the Company or any Participating Company shall not be affected by participation in the Plan. Nothing herein contained shall be deemed to give any person the right to be retained in the employ of the Company or any Participating Company or to restrict the right of the Company or any Participating Company to discharge any person at any time, nor shall the Plan be deemed to give the Company or any Participating Company the right to require any person to remain in the employ of the Company or such Participating Company or to restrict any person's right to terminate his employment at any time. The Plan shall not afford any participant any additional right to compensation as a result of the termination of such participant's employment for any reason whatsoever.

(d) *Compliance with Applicable Laws.* The Company's obligation to offer, issue, sell or deliver Stock under the Plan is at all times subject to all approvals of and compliance with any governmental authorities (whether domestic or foreign) required in connection with the authorization, offer, issuance, sale or delivery of Stock as well as all federal, state, local and foreign laws. Without limiting the scope of the preceding sentence, and notwithstanding any other provision in the Plan, the Company shall not be obligated to grant stock purchase rights or to offer, issue, sell or deliver Stock under the Plan to any employee who is a citizen or resident of a jurisdiction the laws of which, for reasons of its public policy or otherwise, prohibit the Company from taking any such action with respect to such employee.

(e) *Severability.* If any provision of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions hereof; instead, each provision shall be fully severable and the Plan shall be construed and enforced as if said illegal or invalid provision had never been included herein.

(f) *Governing Law.* All provisions of the Plan shall be construed in accordance with the laws of Delaware except to the extent preempted by federal law.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______
Commission File Number 001-03492

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**75-2677995** (I.R.S. Employer Identification No.)

5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010
(Address of principal executive offices)
Telephone Number – Area code (713) 759-2600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock par value $2.50 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __X__ No ______

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ______ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ______ No __X__

The aggregate market value of Common Stock held by nonaffiliates on June 30, 2008, determined using the per share closing price on the New York Stock Exchange Composite tape of $53.07 on that date was approximately $46,371,000,000.

As of February 13, 2009, there were 897,174,201 shares of Halliburton Company Common Stock, $2.50 par value per share, outstanding.

Portions of the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 001-03492) are incorporated by reference into Part III of this report.

HALLIBURTON COMPANY
Index to Form 10-K
For the Year Ended December 31, 2008

PART I

Item 1. Business.

General description of business

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. Halliburton Company provides a variety of services and products to customers in the energy industry. We operate under two divisions, which form the basis for the two operating segments we report: the Completion and Production segment and the Drilling and Evaluation segment. See Note 4 to the consolidated financial statements for financial information about our business segments.

In November 2006, KBR, Inc. (KBR), which at the time was our wholly-owned subsidiary, completed an initial public offering. During the second quarter of 2007, we completed the separation of KBR from us and recorded a gain on the disposition of KBR of approximately $933 million, net of tax and the estimated fair value of the indemnities and guarantees provided to KBR, which is included in income from discontinued operations in the consolidated statements of operations for prior years. See Note 2 to the consolidated financial statements for further information relating to the specific indemnities and guarantees provided to KBR upon separation. During 2008, we recorded $420 million, net of tax, as a loss from discontinued operations to reflect the resolution of the Department of Justice (DOJ) and Securities and Exchange Commission (SEC) investigations related to the Foreign Corrupt Practices Act (FCPA) and our most recent assumptions regarding the value of other indemnities and guarantees provided to KBR. See Note 10 to the consolidated financial statements for further information related to the FCPA investigations.

Description of services and products

We offer a broad suite of services and products to customers through our two business segments for the exploration, development, and production of oil and gas. We serve major, national, and independent oil and gas companies throughout the world. The following summarizes our services and products for each business segment.

Completion and Production

Our Completion and Production segment delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services.

Production enhancement services include stimulation services, pipeline process services, sand control services, and well intervention services. Stimulation services optimize oil and gas reservoir production through a variety of pressure pumping services, nitrogen services, and chemical processes, commonly known as hydraulic fracturing and acidizing. Pipeline process services include pipeline and facility testing, commissioning, and cleaning via pressure pumping, chemical systems, specialty equipment, and nitrogen, which are provided to the midstream and downstream sectors of the energy business. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production. Well intervention services enable live well intervention and continuous pipe deployment capabilities through the use of hydraulic workover systems and coiled tubing tools and services.

Completion tools and services include subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, expandable liner hanger systems, sand control systems, well servicing tools, and reservoir performance services. Reservoir performance services include testing tools, real-time reservoir analysis, and data acquisition services.

Cementing services involve bonding the well and well casing while isolating fluid zones and maximizing wellbore stability. Our cementing service line also provides casing equipment.

Drilling and Evaluation

Our Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and well construction solutions that enable customers to model, measure, and optimize their well placement, stability, and reservoir evaluation activities. This segment consists of fluid services, drilling services, drill bits, wireline and perforating services, software and asset solutions, and project management services.

Fluid services provides drilling fluid systems, performance additives, completion fluids, solids control, specialized testing equipment, and waste management services for oil and gas drilling, completion, and workover operations.

Drilling services provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, surface data logging, multilateral systems, underbalanced applications, and rig site information systems. Our drilling systems offer directional control for precise wellbore placement while providing important measurements about the characteristics of the drill string and geological formations while drilling wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

Drill bits provides roller cone rock bits, fixed cutter bits, hole enlargement and related downhole tools and services used in drilling oil and gas wells. In addition, coring equipment and services are provided to acquire cores of the formation drilled for evaluation.

Wireline and perforating services include open-hole wireline services that provide information on formation evaluation, including resistivity, porosity, density, rock mechanics, and fluid sampling. Also offered are cased-hole and slickline services, which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, mechanical services, well intervention, perforating, and borehole seismic services. Perforating services include tubing-conveyed perforating services and products. Borehole seismic services include fracture analysis and mapping.

Software and asset solutions is a supplier of integrated exploration, drilling, and production software information systems, as well as consulting and data management services for the upstream oil and gas industry.

The Drilling and Evaluation segment also provides oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of our oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and gas assets.

Acquisitions and dispositions

In July 2008, we acquired the remaining 49% equity interest in WellDynamics from Shell Technology Ventures Fund 1 B.V. (STV Fund), resulting in our 100% ownership of WellDynamics. WellDynamics is a provider of intelligent well completion technology and its results of operations are included in our Completion and Production segment.

In July 2007, we acquired the entire share capital of PSL Energy Services Limited (PSLES), a leading eastern hemisphere provider of process, pipeline, and well intervention services. PSLES has operational bases in the United Kingdom, Norway, the Middle East, Azerbaijan, Algeria, and Asia Pacific. We paid $335 million for PSLES, consisting of $331 million in cash and $4 million in debt assumed. We have recorded goodwill of $158 million and intangible assets of $61 million associated with the acquisition. Beginning in August 2007, PSLES's results of operations are included in our Completion and Production segment.

As a part of our sale of Dresser Equipment Group in 2001, we retained a small equity interest in Dresser Inc.'s Class A common stock. Dresser Inc. was later reorganized as Dresser, Ltd., and we exchanged our shares for shares of Dresser, Ltd. In May 2007, we sold our remaining interest in Dresser, Ltd. We received $70 million in cash from the sale and recorded a $49 million gain.

In January 2007, we acquired all intellectual property, current assets, and existing business associated with Calgary-based Ultraline Services Corporation (Ultraline), a division of Savanna Energy Services Corp. Ultraline is a provider of wireline services in Canada. We paid approximately $178 million for Ultraline and recorded goodwill of $124 million and intangible assets of $41 million. Beginning in February 2007, Ultraline's results of operations are included in our Drilling and Evaluation segment.

Business strategy

Our business strategy is to secure a distinct and sustainable competitive position as a pure-play oilfield service company by delivering products and services to our customers that maximize their production and recovery and realize proven reserves from difficult environments. Our objectives are to:

- create a balanced portfolio of products and services supported by global infrastructure and anchored by technology innovation with a well-integrated digital strategy to further differentiate our company;
- reach a distinguished level of operational excellence that reduces costs and creates real value from everything we do;
- preserve a dynamic workforce by being a preferred employer to attract, develop, and retain the best global talent; and
- uphold the ethical and business standards of the company and maintain the highest standards of health, safety, and environmental performance.

Markets and competition

We are one of the world's largest diversified energy services companies. Our services and products are sold in highly competitive markets throughout the world. Competitive factors impacting sales of our services and products include:

- price;
- service delivery (including the ability to deliver services and products on an "as needed, where needed" basis);
- health, safety, and environmental standards and practices;
- service quality;
- global talent retention;
- knowledge of the reservoir;
- product quality;
- warranty; and
- technical proficiency.

We conduct business worldwide in approximately 70 countries. The business operations of our divisions are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia. In 2008, based on the location of services provided and products sold, 43% of our consolidated revenue was from the United States. In 2007 and 2006, 44% and 45% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our consolidated revenue during these periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Business Environment and Results of Operations" and Note 4 to the consolidated financial statements for additional financial information about geographic operations in the last three years. Because the markets for our services and products are vast and cross numerous geographic lines, a meaningful estimate of the total number of competitors cannot be made. The industries we serve are highly competitive, and we have many substantial competitors. Largely all of our services and products are marketed through our servicing and sales organizations.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, expropriation or other governmental actions, exchange control problems, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be material to the conduct of our operations taken as a whole.

Information regarding our exposure to foreign currency fluctuations, risk concentration, and financial instruments used to minimize risk is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Instrument Market Risk" and in Note 14 to the consolidated financial statements.

Customers

Our revenue from continuing operations during the past three years was derived from the sale of services and products to the energy industry. No customer represented more than 10% of consolidated revenue in any period presented.

Raw materials

Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply of certain raw materials, such as sand, cement, and specialty metals. We are always seeking ways to ensure the availability of resources, as well as manage costs of raw materials. Our procurement department is using our size and buying power through several programs designed to ensure that we have access to key materials at competitive prices.

Research and development costs

We maintain an active research and development program. The program improves existing products and processes, develops new products and processes, and improves engineering standards and practices that serve the changing needs of our customers. Our expenditures for research and development activities were $326 million in 2008, $301 million in 2007, and $254 million in 2006, of which over 96% was company-sponsored in each year.

Patents

We own a large number of patents and have pending a substantial number of patent applications covering various products and processes. We are also licensed to utilize patents owned by others. We do not consider any particular patent to be material to our business operations.

Seasonality

On an overall basis, our operations are not generally affected by seasonality. Weather and natural phenomena can temporarily affect the performance of our services, but the widespread geographical locations of our operations serve to mitigate those effects. Examples of how weather can impact our business include:

- the severity and duration of the winter in North America can have a significant impact on gas storage levels and drilling activity for natural gas;
- the timing and duration of the spring thaw in Canada directly affects activity levels due to road restrictions;
- typhoons and hurricanes can disrupt coastal and offshore operations; and
- severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia.

In addition, due to higher spending near the end of the year by customers for software and completion tools and services, software and asset solutions and completion tools results of operations are generally stronger in the fourth quarter of the year than at the beginning of the year.

Employees

At December 31, 2008, we employed approximately 57,000 people worldwide compared to approximately 51,000 at December 31, 2007. At December 31, 2008, approximately 14% of our employees were subject to collective bargaining agreements. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

Environmental regulation

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business may have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety, and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations.

Working capital

We fund our business operations through a combination of available cash and equivalents, short-term investments, and cash flow generated from operations. In addition, our revolving credit facilities are available for additional working capital needs.

Web site access

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 are made available free of charge on our internet web site at www.halliburton.com as soon as reasonably practicable after we have electronically filed the material with, or furnished it to, the SEC. The public may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains our reports, proxy and information statements, and our other SEC filings. The address of that site is www.sec.gov. We have posted on our web site our Code of Business Conduct, which applies to all of our employees and Directors and serves as a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, and other persons performing similar functions. Any amendments to our Code of Business Conduct or any waivers from provisions of our Code of Business Conduct granted to the specified officers above are disclosed on our web site within four business days after the date of any amendment or waiver pertaining to these officers. There have been no waivers from provisions of our Code of Business Conduct for the years presented, 2008, 2007, or 2006. The CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Form 10-K. We have also submitted the Annual CEO Certification to the New York Stock Exchange.

Item 1(a). Risk Factors.

Information related to risk factors is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Information and Risk Factors."

Item 1(b). Unresolved Staff Comments.

None.

Item 2. Properties.

We own or lease numerous properties in domestic and foreign locations. The following locations represent our major facilities and corporate offices.

Location	Owned/Leased	Description
Operations:		
Completion and Production segment:		
Johor, Malaysia	Leased	Manufacturing facility
Monterrey, Mexico	Leased	Manufacturing facility
Sao Jose dos Campos, Brazil	Leased	Manufacturing facility
Stavanger, Norway	Leased	Research and development laboratory
Drilling and Evaluation segment:		
Alvarado, Texas	Owned/Leased	Manufacturing facility
Houston, Texas	Owned	Manufacturing, technology, and campus facilities
Singapore	Leased	Manufacturing and technology facility
The Woodlands, Texas	Leased	Manufacturing facility
Shared facilities:		
Carrollton, Texas	Owned	Manufacturing facility
Duncan, Oklahoma	Owned	Manufacturing, technology, and campus facilities
Houston, Texas	Owned	Campus facility
Houston, Texas	Leased	Campus facility
Pune, India	Leased	Technology facility
Corporate:		
Houston, Texas	Leased	Corporate executive offices
Dubai, United Arab Emirates	Leased	Corporate executive offices

All of our owned properties are unencumbered.

In addition, we have 133 international and 103 United States field camps from which we deliver our services and products. We also have numerous small facilities that include sales offices, project offices, and bulk storage facilities throughout the world.

We believe all properties that we currently occupy are suitable for their intended use.

Item 3. Legal Proceedings.

Information related to various commitments and contingencies is described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Information and Risk Factors" and in Note 10 to the consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the fourth quarter of 2008.

Executive Officers of the Registrant

The following table indicates the names and ages of the executive officers of Halliburton Company as of February 13, 2009, including all offices and positions held by each in the past five years:

Name and Age	Offices Held and Term of Office
Evelyn M. Angelle (Age 41)	Vice President, Corporate Controller, and Principal Accounting Officer of Halliburton Company, since January 2008 Vice President, Operations Finance of Halliburton Company, December 2007 to January 2008 Vice President, Investor Relations of Halliburton Company, April 2005 to November 2007 Assistant Controller of Halliburton Company, April 2003 to March 2005
James S. Brown (Age 54)	President, Western Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Western Hemisphere of Halliburton Company, June 2006 to December 2007 Senior Vice President, United States Region of Halliburton Company, December 2003 to June 2006 Vice President, Western Area of Halliburton Company, November 2003 to December 2003
* Albert O. Cornelison, Jr. (Age 59)	Executive Vice President and General Counsel of Halliburton Company, since December 2002 Director of KBR, Inc., June 2006 to April 2007
C. Christopher Gaut (Age 52)	President, Drilling and Evaluation Division of Halliburton Company, since January 2008 Director of KBR, Inc., March 2006 to April 2007 Executive Vice President and Chief Financial Officer of Halliburton Company, March 2003 to December 2007

Name and Age	Offices Held and Term of Office
David S. King (Age 52)	President, Completion and Production Division of Halliburton Company, since January 2008 Senior Vice President, Completion and Production Division of Halliburton Company, July 2007 to December 2007 Senior Vice President, Production Optimization of Halliburton Company, January 2007 to July 2007 Senior Vice President, Eastern Hemisphere of Halliburton Energy Services Group, July 2006 to December 2006 Senior Vice President, Global Operations of Halliburton Energy Services Group, July 2004 to July 2006 Vice President, Production Optimization of Halliburton Energy Services Group, May 2003 to July 2004
* David J. Lesar (Age 55)	Chairman of the Board, President, and Chief Executive Officer of Halliburton Company, since August 2000
Ahmed H. M. Lotfy (Age 54)	President, Eastern Hemisphere of Halliburton Company, since January 2008 Senior Vice President, Eastern Hemisphere of Halliburton Company, January 2007 to December 2007 Vice President, Africa Region of Halliburton Company, January 2005 to December 2006 Vice President, North Africa Region of Halliburton Company, June 2002 to December 2004
* Mark A. McCollum (Age 49)	Executive Vice President and Chief Financial Officer of Halliburton Company, since January 2008 Director of KBR, Inc., June 2006 to April 2007 Senior Vice President and Chief Accounting Officer of Halliburton Company, August 2003 to December 2007
Craig W. Nunez (Age 47)	Senior Vice President and Treasurer of Halliburton Company, since January 2007 Vice President and Treasurer of Halliburton Company, February 2006 to January 2007 Treasurer of Colonial Pipeline Company, November 1999 to January 2006

Name and Age	Offices Held and Term of Office
* Lawrence J. Pope (Age 40)	Executive Vice President of Administration and Chief Human Resources Officer of Halliburton Company, since January 2008
	Vice President, Human Resources and Administration of Halliburton Company, January 2006 to December 2007
	Senior Vice President, Administration of Kellogg Brown & Root, Inc., August 2004 to January 2006
	Director, Finance and Administration for Drilling and Formation Evaluation Division of Halliburton Energy Services Group, July 2003 to August 2004
* Timothy J. Probert (Age 57)	Executive Vice President, Strategy and Corporate Development of Halliburton Company, since January 2008
	Senior Vice President, Drilling and Evaluation of Halliburton Company, July 2007 to December 2007
	Senior Vice President, Drilling Evaluation and Digital Solutions of Halliburton Company, May 2006 to July 2007
	Vice President, Drilling and Formation Evaluation of Halliburton Company, January 2003 to May 2006

* Members of the Policy Committee of the registrant.

There are no family relationships between the executive officers of the registrant or between any director and any executive officer of the registrant.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Halliburton Company's common stock is traded on the New York Stock Exchange. Information related to the high and low market prices of common stock and quarterly dividend payments is included under the caption "Quarterly Data and Market Price Information" on page 94 of this annual report. Cash dividends on common stock in the amount of $0.09 per share were paid in March, June, September, and December of 2008 and June, September, and December of 2007. Cash dividends on common stock in the amount of $0.075 per share were paid in March of 2007. Our Board of Directors intends to consider the payment of quarterly dividends on the outstanding shares of our common stock in the future. The declaration and payment of future dividends, however, will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, general financial condition and liquidity, success in business activities, capital requirements, and general business conditions.

The following graph and table compare total shareholder return on our common stock for the five-year period ended December 31, 2008, with the Standard & Poor's 500 Stock Index and the Standard & Poor's Energy Composite Index over the same period. This comparison assumes the investment of $100 on December 31, 2003, and the reinvestment of all dividends. The shareholder return set forth is not necessarily indicative of future performance.


Halliburton
S&P 500
S&P Energy
350
300
250
200
150
100
50
0
12/03
12/04
12/05
12/06
12/07
12/08

	December 31					
	2003	2004	2005	2006	2007	2008
Halliburton	$100.00	$153.28	$244.43	$247.14	$304.79	$147.95
Standard & Poor's 500 Stock Index	100.00	110.88	116.33	134.70	142.10	89.53
Standard & Poor's Energy Composite Index	100.00	131.54	172.80	214.63	288.47	187.88

At February 13, 2009, there were 18,585 shareholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

Following is a summary of repurchases of our common stock during the three-month period ended December 31, 2008.

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1-31	36,642	$ 26.20	–
November 1-30	12,264	$ 18.46	–
December 1-31	66,986	$ 15.32	–
Total	115,892	$ 19.09	–

(a) All of the 115,892 shares purchased during the three-month period ended December 31, 2008 were acquired from employees in connection with the settlement of income tax and related benefit withholding obligations arising from vesting in restricted stock grants. These shares were not part of a publicly announced program to purchase common shares.

Item 6. Selected Financial Data.

Information related to selected financial data is included on page 93 of this annual report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Information related to Management's Discussion and Analysis of Financial Condition and Results of Operations is included on pages 13 through 51 of this annual report.

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk.

Information related to market risk is included in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Financial Instrument Market Risk" on page 37 of this annual report.

Item 8. Financial Statements and Supplementary Data.

The related financial statement schedules are included under Part IV, Item 15 of this annual report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9(a). Controls and Procedures.

In accordance with the Securities Exchange Act of 1934 Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See page 52 for Management's Report on Internal Control Over Financial Reporting and page 54 for Report of Independent Registered Public Accounting Firm on its assessment of our internal control over financial reporting.

Item 9(b). Other Information.

None.

EXECUTIVE OVERVIEW

Organization

We are a leading provider of products and services to the energy industry. We serve the upstream oil and gas industry throughout the lifecycle of the reservoir, from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Activity levels within our operations are significantly impacted by spending on upstream exploration, development, and production programs by major, national, and independent oil and natural gas companies. We report our results under two segments, Completion and Production and Drilling and Evaluation:

- our Completion and Production segment delivers cementing, stimulation, intervention, and completion services. The segment consists of production enhancement services, completion tools and services, and cementing services; and
- our Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise wellbore placement solutions that enable customers to model, measure, and optimize their well construction activities. The segment consists of fluid services, drilling services, drill bits, wireline and perforating services, software and asset solutions, and project management services.

The business operations of our segments are organized around four primary geographic regions: North America, Latin America, Europe/Africa/CIS, and Middle East/Asia. We have significant manufacturing operations in various locations, including, but not limited to, the United States, Canada, the United Kingdom, Continental Europe, Malaysia, Mexico, Brazil, and Singapore. With approximately 57,000 employees, we operate in approximately 70 countries around the world, and our corporate headquarters are in Houston, Texas and Dubai, United Arab Emirates.

Financial results

During 2008, we produced revenue of $18.3 billion and operating income of $4.0 billion, reflecting an operating margin of 22%. Revenue increased $3.0 billion or 20% over 2007, while operating income improved $512 million or 15% over 2007. Consistent with our initiative to grow our non-North America operations, we experienced 22% revenue growth and 26% operating income growth outside of North America in 2008 compared to 2007. Revenue from our Latin America region increased 35% to $2.4 billion, and operating income increased 49% to $521 million in 2008 compared to 2007. Our Middle East/Asia region also returned revenue and operating income growth in excess of 20% in 2008 compared to 2007.

Business outlook

We continue to believe in the strength of the long-term fundamentals of our business. However, due to the financial crisis that developed in mid-2008, the ensuing negative impact on credit availability, and the current excess supply of oil and natural gas, the near- and mid-term outlook for our business and the industry remains uncertain. Forecasting the depth and length of the current recession and its impact on the declining demand for energy is challenging due to the many factors involved.

Although prices and margins had started to stabilize in North America during the first nine months of 2008, a significant reduction in activity beginning in December of 2008 and a corresponding drop in the United States rig count from the end of the third quarter of 2008 have reversed this trend. Pricing declines are now occurring due to excess equipment and customer requests for discounts on existing work. In 2009, rig counts have continued to fall and as of February 13, 2009 are approximately 34% below 2008 highs. Capital expenditure adjustments from our customers remain fluid as they adjust their spending in response to a continued drop in commodity price fundamentals and lack of readily available credit. As a result, we are seeing activity declines intensify and expect activity declines for North America land to accelerate in the first quarter of 2009. We also anticipate severe margin contraction to occur worldwide throughout 2009. Outside of North America, declining oil prices have caused our customers to defer many of their new projects. Operators have announced a decline in spending in 2009. Several areas have been affected by capital access issues that have constrained the ability of some of our independent, upstream customers to fund their programs. Our larger customers are deferring several platform-based projects until they see commodity price stabilization.

In 2009, we will focus on:

- minimizing discretionary spending;
- lowering our costs from vendors;
- reducing headcount in locations experiencing significant activity declines;
- focusing on working capital management and managing our balance sheet to maximize our financial flexibility;
- continuing the globalization of our manufacturing and supply chain processes;
- leveraging our technologies to provide our customers with the ability to more efficiently drill and complete their wells. To that end, we opened one international research and development center with global technology and training missions in 2007 and two in 2008;
- continuing to deploy our packaged services strategy that creates an efficiency model for our customers in the development of their assets;
- expanding our business with national oil companies, including preparing for a shift to increased use of our integrated project management services;
- continuing to pursue strategic acquisitions that enhance our technological position and our product and service portfolio in key areas, such as the following acquisitions in 2008:
    - in October 2008, we acquired the assets of Pinnacle Technologies, Inc. (Pinnacle), including the Pinnacle brand from CARBO Ceramics Inc. Pinnacle is a provider of microseismic fracture mapping services and tiltmeter mapping services;
    - in July 2008, we acquired the remaining 49% equity interest in WellDynamics B.V. (WellDynamics) from Shell Technology Ventures Fund 1 B.V. (STV Fund). We now own 100% of WellDynamics, a provider of intelligent well completion technology;
    - in June 2008, we acquired all the intellectual property and assets of Protech Centerform, a provider of casing centralization services; and
    - in May 2008, we acquired all intellectual property, assets, and existing business of Knowledge Systems Inc. (KSI), a leading provider of combined geopressure and geomechanical analysis software and services.

Our operating performance is described in more detail in "Business Environment and Results of Operations."

Financial markets, liquidity, and capital resources

In the latter half of 2008 and so far in 2009, the equity, credit, and commodity markets have seen unprecedented volatility. While this has created certain additional risks for our business, we believe we have invested our cash balances conservatively, reduced our leverage, and secured sufficient short-term credit capacity to help mitigate any near-term, negative impact on our operations. During the third quarter of 2008, we issued an aggregate amount of $1.2 billion in senior notes and settled the principal and conversion premium on our 3.125% convertible senior notes. For additional information, see "Liquidity and Capital Resources", "Risk Factors", Note 9 to our consolidated financial statements, and "Business Environment and Results of Operations."

Foreign Corrupt Practices Act (FCPA) investigations

Resolution of the DOJ and SEC FCPA investigations has resulted in additional charges in 2008 to discontinued operations. See Note 10 to our consolidated financial statements and "Risk Factors" for further information.

LIQUIDITY AND CAPITAL RESOURCES

We ended 2008 with cash and equivalents of $1.1 billion compared to $1.8 billion at December 31, 2007.

Significant sources of cash

Cash flows from operating activities contributed $2.7 billion to cash in 2008. Growth in revenue and operating income was attributable to higher customer demand and increased service intensity due to a trend toward exploration and exploitation of more complex reservoirs.

In September 2008, we issued senior notes due 2038 totaling $800 million and senior notes due 2018 totaling $400 million, which were used to pay the principal amount of our 3.125% convertible senior notes.

Early in 2008, we sold approximately $388 million of marketable securities, consisting of auction-rate securities and variable-rate demand notes.

Further available sources of cash. We have an unsecured $1.2 billion five-year revolving credit facility expiring in 2012 to provide commercial paper support, general working capital, and credit for other corporate purposes. There were no cash drawings under the facility as of December 31, 2008.

In October of 2008, we entered into an additional unsecured, six-month revolving credit facility, with current commitments of $400 million, in order to give us additional liquidity and for other general corporate purposes. There were no cash drawings under the facility as of December 31, 2008.

Significant uses of cash

Our 3.125% convertible senior notes due July 2023 became redeemable at our option on July 15, 2008. On July 30, 2008, we gave notice of redemption on the convertible notes. In lieu of redemption, the holders of the convertible notes could convert each $1,000 principal amount of convertible notes into 53.4069 shares of our common stock. Substantially all of the holders timely elected to convert during the third quarter of 2008. Upon conversion, we settled the principal amount of our convertible notes in cash and the premium on our notes with a combination of $693 million in cash and approximately $840 million, or 20 million shares, of our treasury stock.

Capital expenditures were $1.8 billion in 2008, with increased focus toward building infrastructure and adding service equipment in support of our expanding operations outside of North America. Capital expenditures were predominantly made in the drilling services, production enhancement, cementing, and wireline and perforating product service lines.

During 2008, we repurchased approximately 13 million shares of our common stock under our share repurchase program at a cost of approximately $481 million at an average price of $36.61 per share.

We paid $319 million in dividends to our shareholders in 2008.

We repaid $150 million of medium term notes, which matured in December 2008.

Future uses of cash. We have approximately $1.8 billion remaining available under our share repurchase authorization, which may be used for open market share purchases.

In 2009, we believe we will maintain our capital expenditures up to 2008 levels but will monitor our customers' activity and make reductions as necessary. The capital expenditures plan for 2009 is primarily directed toward our production enhancement, drilling services, wireline and perforating, and cementing product service lines and toward retiring old equipment to replace it with new equipment to improve our fleet reliability. We are currently exploring opportunities for acquisitions that will enhance or augment our current portfolio of products and services, including those with unique technologies or distribution networks in areas where we do not already have large operations.

As a result of the resolution of the DOJ and SEC FCPA investigations, we will pay a total of $559 million over the next two years under the settlements and indemnities provided to KBR upon separation. See Notes 2 and 10 to our consolidated financial statements for more information.

Subject to Board of Directors approval, we expect to pay dividends of approximately $80 million per quarter in 2009.

The following table summarizes our significant contractual obligations and other long-term liabilities as of December 31, 2008:

	Payments Due						
Millions of dollars	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt	$ 26	$ 749	$ –	$ –	$ –	$ 1,837	$ 2,612
Interest on debt (a)	168	168	127	127	126	3,578	4,294
Operating leases	183	161	130	84	66	175	799
Purchase obligations	1,501	65	32	16	5	8	1,627
Pension funding obligations (b)	48	–	–	–	–	–	48
DOJ and SEC settlement and indemnity	373	186	–	–	–	–	559
Other long-term liabilities	9	9	9	9	9	–	45
Total	$ 2,308	$1,338	$ 298	$ 236	$ 206	$ 5,598	$ 9,984

(a) Interest on debt includes 88 years of interest on $300 million of debentures at 7.6% interest that become due in 2096.

(b) Amount based on assumptions that are subject to change. Also, we may choose to make additional discretionary contributions. We are currently not able to reasonably estimate our contributions for years after 2009. See Note 15 to the consolidated financial statements for further information regarding pension contributions.

We had $343 million of gross unrecognized tax benefits at December 31, 2008, of which we estimate $79 million may require a cash payment. We estimate that $38 million may be settled within the next 12 months, although the amounts are not agreed with tax authorities. We are not able to reasonably estimate in which future periods the remaining amounts will ultimately be settled and paid.

Other factors affecting liquidity

Letters of credit. In the normal course of business, we have agreements with banks under which approximately $2.2 billion of letters of credit, surety bonds, or bank guarantees were outstanding as of December 31, 2008, including approximately $828 million that relate to KBR. These KBR letters of credit, surety bonds, or bank guarantees are being guaranteed by us in favor of KBR's customers and lenders. KBR has agreed to compensate us for these guarantees and indemnify us if we are required to perform under any of these guarantees. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Financial position in current market. In recent years, we have reduced our leverage and improved our liquidity by focusing on debt reduction and improvement to our credit profile. Our debt maturities extend over a long period of time. We have no financial covenants or material adverse change provisions in our bank agreements, and we are working to continue to improve our short-term credit capacity. We currently have a total of $1.6 billion of committed bank credit under revolving credit facilities to support our operations and any commercial paper we may issue in the future. Currently, there are no borrowings under these revolving credit facilities.

In addition, we manage our cash investments by investing principally in United States Treasury securities and repurchase agreements collateralized by United States Treasury securities.

Credit ratings. Credit ratings for our long-term debt remain A2 with Moody's Investors Service and A with Standard & Poor's. The credit ratings on our short-term debt remain P-1 with Moody's Investors Service and A-1 with Standard & Poor's.

Customer receivables. In most cases, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customer's cash flow from operations and their access to the credit markets. If our customers delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

We operate in approximately 70 countries throughout the world to provide a comprehensive range of discrete and integrated services and products to the energy industry. The majority of our consolidated revenue is derived from the sale of services and products to major, national, and independent oil and gas companies worldwide. We serve the upstream oil and natural gas industry throughout the lifecycle of the reservoir: from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production throughout the life of the field. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. The industries we serve are highly competitive with many substantial competitors in each segment. In 2008, based upon the location of the services provided and products sold, 43% of our consolidated revenue was from the United States. In 2007 and 2006, 44% and 45% of our consolidated revenue was from the United States. No other country accounted for more than 10% of our revenue during these periods.

Operations in some countries may be adversely affected by unsettled political conditions, acts of terrorism, civil unrest, force majeure, war or other armed conflict, expropriation or other governmental actions, inflation, exchange control problems, economic recessions, and highly inflationary currencies. We believe the geographic diversification of our business activities reduces the risk that loss of operations in any one country would be material to our consolidated results of operations.

Activity levels within our business segments are significantly impacted by spending on upstream exploration, development, and production programs by major, national, and independent oil and gas companies. Also impacting our activity is the status of the global economy, which impacts oil and natural gas consumption. See "Risk Factors—Worldwide recession and effect on exploration and production activity" for further information related to the effect of the current recession.

Some of the more significant barometers of current and future spending levels of oil and gas companies are oil and natural gas prices, the world economy, and global stability, which together drive worldwide drilling activity. Our financial performance is significantly affected by oil and natural gas prices and worldwide rig activity, which are summarized in the following tables.

This table shows the historical average prices for West Texas Intermediate (WTI) and United Kingdom Brent crude oil and Henry Hub natural gas:

Average Oil Prices (dollars per barrel)	2008	2007	2006
West Texas Intermediate	$ 99.37	$ 71.91	$ 66.17
United Kingdom Brent	$ 96.86	$ 72.21	$ 65.35
Average United States Gas Prices (dollars per million British thermal units, or mmBtu)			
Henry Hub	$ 8.79	$ 6.97	$ 6.81

The historical yearly average rig counts based on the Baker Hughes Incorporated rig count information were as follows:

Land vs. Offshore	2008	2007	2006
United States:			
Land	1,812	1,694	1,558
Offshore (incl. Gulf of Mexico)	128	144	176
Total	1,940	1,838	1,734
Canada:			
Land	378	341	467
Offshore	1	3	3
Total	379	344	470
International (excluding Canada):			
Land	784	719	656
Offshore	295	287	269
Total	1,079	1,006	925
Worldwide total	3,398	3,188	3,129
Land total	2,974	2,754	2,681
Offshore total	424	434	448

Oil vs. Natural Gas	2008	2007	2006
United States (incl. Gulf of Mexico):			
Oil	381	300	278
Natural Gas	1,559	1,538	1,456
Total	1,940	1,838	1,734
Canada:			
Oil	160	128	110
Natural Gas	219	216	360
Total	379	344	470
International (excluding Canada):			
Oil	825	784	709
Natural Gas	254	222	216
Total	1,079	1,006	925
Worldwide total	3,398	3,188	3,129
Oil total	1,366	1,212	1,097
Natural Gas total	2,032	1,976	2,032

Our customers' cash flows, in most instances, depend upon the revenue they generate from the sale of oil and natural gas. Lower oil and natural gas prices usually translate into lower exploration and production budgets. The opposite is true for higher oil and natural gas prices.

WTI oil spot prices have fallen from a high of $145 per barrel in July to an average of $41 per barrel in the month of December, according to the Energy Information Administration (EIA). As of February 10, 2009, the WTI oil spot price was $37.54 per barrel. According to the International Energy Agency's (IEA) February 2009 "Oil Market Report," the outlook for world petroleum demand is expected to contract for the first time since the 1980s, with the decrease in demand of North America and the Pacific only partially offset by the increase in demand in Asia, the Middle East, and Latin America. The IEA forecasts world petroleum demand in 2009 to decrease approximately 1% over 2008, but there are other forecasts that indicate that demand contraction could be more severe. Despite the decline in oil and gas prices and reduction in our customers' capital spending, we believe that, over the long-term, any major macroeconomic disruptions may ultimately correct themselves as the underlying trends of smaller and more complex reservoirs, high depletion rates, and the need for continual reserve replacement should drive the long-term need for our services.

North America operations. Volatility in natural gas prices can impact our customers' drilling and production activities, particularly in North America. As we enter 2009, capital expenditure adjustments from our customers remain fluid as they adjust their spending in response to a continued drop in commodity price fundamentals and lack of readily available credit. In 2009, rig counts have fallen sharply and as of February 13, 2009 are approximately 34% below 2008 highs. Our customers' capital expenditure cuts have intensified especially related to conventional and shallower drilling activity.

As noted in the table above, the Henry Hub spot price averaged $8.79 per mmBtu in 2008. However, as of February 11, 2009, the Henry Hub spot price had fallen to $4.68 per mmBtu. We began to see signs of pricing weakness in our services beginning in December of 2008 due to excess equipment and customer requests for discounts on existing work. We expect activity declines in United States land to accelerate in the first quarter of 2009. In addition, due to these volume declines and pricing adjustments, we expect severe margin contraction to occur worldwide starting in the first quarter of 2009.

Focus on international operations. Consistent with our long-term strategy to grow our operations outside of North America, we expect to continue to invest capital and increase manufacturing capacity to bring new tools online to serve the need for our services. However, operators have announced a decline in spending in 2009, and we expect to see contraction of our business, at least in the near term. Declining oil prices have caused customers to defer several of their new and platform-based projects and slowdown their existing projects. Several areas have also been affected by capital access issues that have constrained the ability of some of our independent, upstream customers to fund their programs. We continue to believe in the long-term prospects of the international market and will align our business accordingly.

As our customers award work in this environment of declining commodity prices, pricing competition in the international arena has intensified. Following is a brief discussion of some of our recent and current initiatives:

- minimizing discretionary spending;
- lowering our costs from vendors;
- reducing headcount in locations experiencing significant activity declines;
- focusing on working capital management and managing our balance sheet to maximize our financial flexibility;
- making our research and development efforts more geographically diverse in order to continue to supply our customers with leading-edge services and products and to provide our customers with the ability to more efficiently drill and complete their wells. To that end, we opened a technology center in India in 2007 and in Singapore in the first quarter of 2008 and a research and development laboratory in Norway in the third quarter of 2008;
- continuing to deploy our packaged services strategy that creates an efficiency model for our customers in the development of their assets;
- continuing the globalization of our manufacturing and supply chain processes. In 2007 and 2008, we opened four new regional manufacturing facilities in Asia and Latin America. These new centers will enable us to be more responsive to our international customers while building regional supply networks that support local economies;
- as our workforce becomes more global, the need for regional training centers increases. As a result, we have expanded our number of regional training centers to meet this need. We now have 12 training centers worldwide that integrate new workers and advance the technical skills of our workforce;
- expanding our business with national oil companies, including preparing for a shift to increased use of our integrated project management services; and
- continuing to pursue strategic acquisitions that enhance our technological position and our product and service portfolio in key areas, such as the following acquisitions in 2008:
    - in October 2008, we acquired the assets of Pinnacle, including the Pinnacle brand from CARBO Ceramics Inc. Pinnacle is a leading provider of microseismic fracture mapping services and tiltmeter mapping services;
    - in July 2008, we acquired the remaining 49% equity interest of WellDynamics from STV Fund. We now own 100% of WellDynamics, a provider of intelligent well completion technology;
    - in June 2008, we acquired all the intellectual property and assets of Protech Centerform in Houston, Ravenna, Italy, and Aberdeen, Scotland. Protech Centerform is a provider of casing centralization service;
    - in May 2008, we acquired all intellectual property, assets, and existing business of KSI, a leading provider of combined geopressure and geomechanical analysis software and services;

Contract wins positioning us to grow our international operations over the long term include:

- a contract to manage the drilling and completion of 58 onshore wells in the southern region of Mexico;
- a contract to perform workover and sidetrack services in the United Kingdom;
- a contract to provide completion equipment and services, tubing conveyed perforating services and SmartWell® completion technology for numerous oil and natural gas fields on the Norwegian continental shelf. The contract also allows for the provision of other products and services;
- a three-year contract to provide directional drilling, logging-while-drilling, cementing, wireline and perforating, coiled tubing, and stimulation services in support of the offshore portion of the Manifa mega-project in Saudi Arabia;
- a three-year contract to provide a range of completion equipment for onshore oil and gas wells in Abu Dhabi; and
- a three-year contract to provide special cased-hole services in support of our work in Indonesia's Mahakam Delta.

RESULTS OF OPERATIONS IN 2008 COMPARED TO 2007

REVENUE: *Millions of dollars*	2008	2007	Increase	Percentage Change
Completion and Production	$ 9,935	$ 8,386	$ 1,549	18%
Drilling and Evaluation	8,344	6,878	1,466	21
Total revenue	$ 18,279	$ 15,264	$ 3,015	20%

By geographic region:				
Completion and Production:				
North America	$ 5,348	$ 4,655	$ 693	15%
Latin America	1,084	756	328	43
Europe/Africa/CIS	2,065	1,767	298	17
Middle East/Asia	1,438	1,208	230	19
Total	9,935	8,386	1,549	18
Drilling and Evaluation:				
North America	2,992	2,478	514	21
Latin America	1,341	1,042	299	29
Europe/Africa/CIS	2,281	1,933	348	18
Middle East/Asia	1,730	1,425	305	21
Total	8,344	6,878	1,466	21
Total revenue by region:				
North America	8,340	7,133	1,207	17
Latin America	2,425	1,798	627	35
Europe/Africa/CIS	4,346	3,700	646	17
Middle East/Asia	3,168	2,633	535	20

OPERATING INCOME: *Millions of dollars*	2008	2007	Increase (Decrease)	Percentage Change
Completion and Production	$ 2,409	$ 2,199	$ 210	10%
Drilling and Evaluation	1,865	1,485	380	26
Corporate and other	(264)	(186)	(78)	(42)
Total operating income	$ 4,010	$ 3,498	$ 512	15%
By geographic region:				
Completion and Production:				
North America	$ 1,404	$ 1,404	$ —	— %
Latin America	260	170	90	53
Europe/Africa/CIS	409	330	79	24
Middle East/Asia	336	295	41	14
Total	2,409	2,199	210	10
Drilling and Evaluation:				
North America	701	552	149	27
Latin America	261	179	82	46
Europe/Africa/CIS	448	414	34	8
Middle East/Asia	455	340	115	34
Total	1,865	1,485	380	26
Total operating income by region (excluding Corporate and other):				
North America	2,105	1,956	149	8
Latin America	521	349	172	49
Europe/Africa/CIS	857	744	113	15
Middle East/Asia	791	635	156	25

The increase in consolidated revenue in 2008 compared to 2007 spanned all four regions and was attributable to higher worldwide activity, particularly in North America, Asia, and Latin America. Approximately $74 million in revenue was lost during 2008 due to Gulf of Mexico hurricanes. International revenue was 57% of consolidated revenue in 2008 and 56% of consolidated revenue in 2007.

The increase in consolidated operating income in 2008 compared to 2007 was primarily due to a 49% increase in Latin America and a 25% increase in Middle East/Asia resulting from increased customer activity, new contracts, and improved pricing. Operating income in 2008 was positively impacted by a $35 million gain on the sale of a joint venture interest in the United States, a combined $25 million gain related to the sale of two investments in the United States, and a net $5 million gain on the settlement of two patent disputes. Operating income in 2008 was adversely impacted by $52 million due to Gulf of Mexico hurricanes, a $23 million impairment charge related to an oil and gas property in Bangladesh, and a $22 million acquisition-related charge for WellDynamics related to employee incentive compensation awards. Operating income in 2007 was positively impacted by a $49 million gain recorded on the sale of our remaining interest in Dresser, Ltd. and negatively impacted by $34 million in charges related to the impairment of an oil and gas property in Bangladesh and $32 million in charges for environmental reserves.

Following is a discussion of our results of operations by reportable segments.

Completion and Production increase in revenue compared to 2007 was derived from all regions. Europe/Africa/CIS revenue grew 17% primarily from increased production enhancement services activity, largely related to the acquisition of PSL Energy Services Limited. Additionally, completion tools revenue benefited from increased sales and service in Africa. Middle East/Asia revenue grew 19% from increased completion tools sales and deliveries and new contracts for production enhancement services in the region. Increased demand for cementing products and services in the Middle East and Australia also contributed to the increase. North America revenue grew 15% from improved demand for production enhancement services and cementing products and services largely driven by increased capacity and rig count in the United States. Partially offsetting the improvement in the United States was $34 million in lost revenue due to Gulf of Mexico hurricanes. Latin America revenue grew 43% as a result of higher activity for all product service lines, particularly in Mexico and Brazil. Higher demand for production enhancement services, new cementing contracts with more favorable pricing, and improved completion tools sales were large contributors to the increase in revenue. International revenue was 49% of total segment revenue in 2008 and 47% in 2007.

The increase in segment operating income in 2008 compared to 2007 spanned all regions except North America. Europe/Africa/CIS operating income increased 24% from increased completion tools sales and services in Africa and higher production enhancement activity in Europe. Middle East/Asia operating income increased 14% primarily due to increased sales and service revenue from completion tools and increased production enhancement activity in the region. North America operating income was flat primarily due to a $25 million negative impact from Gulf of Mexico hurricanes and pricing declines and cost increases in the United States for production enhancement, offset by improved completion tools sales and services and a $35 million gain on the sale of a joint venture interest in the United States. Latin America operating income increased 53% with improved cementing and production enhancement performance primarily in Mexico and Brazil.

Drilling and Evaluation revenue increase compared to 2007 was derived from all regions. Europe/Africa/CIS revenue grew 18% from increased drilling services activity and higher customer demand for fluid and wireline and perforating services throughout the region. Middle East/Asia revenue grew 21% primarily due to increased fluid services activity throughout the region and higher customer demand for drilling services in Asia. North America revenue grew 21% from higher activity across all product service lines in the United States primarily due to increased land rig count and higher demand for new technology. The region also benefited from higher activity for fluid services in Canada. Partially offsetting the improvement in the United States was $40 million in lost revenue due to Gulf of Mexico hurricanes. Latin America revenue grew 29% as a result of increased customer demand for drilling services, increased activity and new contracts for wireline and perforating services, and increased project management services. International revenue was 68% of total segment revenue in both 2008 and 2007.

The increase in segment operating income in 2008 compared to 2007 was derived from all regions led by growth in North America, Latin America and Asia. Europe/Africa/CIS operating income increased 8% benefiting from higher customer demand for wireline and perforating services in Africa. Higher demand for software sales and consulting services in Europe also contributed to the increase. Middle East/Asia operating income grew 34% primarily due to increased fluid services results in the Middle East as well as higher demand for drilling services and improved wireline and perforating services and software sales and consulting services in Asia. Operating income was impacted by a $23 million impairment charge related to an oil and gas property in Bangladesh. North America operating income increased 27% primarily from increased activity in most of the product service lines including higher demand for fluid services and increased drilling activity. Negatively impacting the region was a loss of $27 million due to Gulf of Mexico hurricanes. This region's results also reflect $25 million of gains related to the sale of two investments in the United States. Latin America operating income increased 46% primarily due to increased activity in drilling services and wireline and perforating services and improvements in software sales and consulting services.

Corporate and other expenses were $264 million in 2008 compared to $186 million in 2007. 2008 included a $35 million gain in the fourth quarter and a $30 million charge in the second quarter related to patent dispute settlements, a $22 million acquisition-related charge for WellDynamics related to employee incentive compensation awards, higher legal costs, and increased corporate development costs. 2007 was impacted by a $49 million gain on the sale of our remaining interest in Dresser, Ltd. and a $12 million charge for executive separation costs.

NONOPERATING ITEMS

Interest income decreased $85 million in 2008 compared to 2007 due to a decrease of cash and equivalents and marketable securities balances and a general decline in market interest rates.

Other, net in 2008 included the loss of $693 million for the portion of the premium paid in cash on the settlement of our convertible senior notes in the third quarter and a $31 million loss on foreign exchange.

Provision for income taxes from continuing operations of $1.2 billion in 2008 resulted in an effective tax rate of 38% compared to an effective tax rate of 26% in 2007. The increase in the effective tax rate from 2007 to 2008 is primarily related to the non-tax deductibility of the $693 million loss on the portion of the premium on our convertible debt that we settled in cash. The provision for income taxes in 2007 included a $205 million favorable income tax impact from the ability to recognize foreign tax credits previously estimated not to be fully utilizable.

Minority interest in net income of subsidiaries decreased $38 million compared to 2007, primarily related to a change in effective ownership of a joint venture in 2008.

Income (loss) from discontinued operations, net of income tax in 2008 included $420 million in charges reflecting the resolution of the DOJ and SEC FCPA investigations and the impact of our most recent assumptions regarding the resolution of the Barracuda-Caratinga bolt arbitration matter under the indemnities and guarantees provided to KBR upon separation. 2007 included a $933 million net gain on the disposition of KBR, which included the estimated fair value of the indemnities and guarantees provided to KBR and our 81% share of KBR's $28 million in net income in the first quarter of 2007.

RESULTS OF OPERATIONS IN 2007 COMPARED TO 2006

REVENUE: *Millions of dollars*	2007	2006	Increase	Percentage Change
Completion and Production	$ 8,386	$ 7,221	$ 1,165	16%
Drilling and Evaluation	6,878	5,734	1,144	20
Total revenue	$ 15,264	$ 12,955	$ 2,309	18%
By geographic region:				
Completion and Production:				
North America	$ 4,655	$ 4,275	$ 380	9%
Latin America	756	583	173	30
Europe/Africa/CIS	1,767	1,436	331	23
Middle East/Asia	1,208	927	281	30
Total	8,386	7,221	1,165	16
Drilling and Evaluation:				
North America	2,478	2,183	295	14
Latin America	1,042	931	111	12
Europe/Africa/CIS	1,933	1,424	509	36
Middle East/Asia	1,425	1,196	229	19
Total	6,878	5,734	1,144	20
Total revenue by region:				
North America	7,133	6,458	675	10
Latin America	1,798	1,514	284	19
Europe/Africa/CIS	3,700	2,860	840	29
Middle East/Asia	2,633	2,123	510	24

OPERATING INCOME: *Millions of dollars*	2007	2006	Increase (Decrease)	Percentage Change
Completion and Production	$ 2,199	$ 2,140	$ 59	3%
Drilling and Evaluation	1,485	1,328	157	12
Corporate and other	(186)	(223)	37	17
Total operating income	$ 3,498	$ 3,245	$ 253	8%
By geographic region:				
Completion and Production:				
North America	$ 1,404	$ 1,476	$ (72)	(5)%
Latin America	170	130	40	31
Europe/Africa/CIS	330	324	6	2
Middle East/Asia	295	210	85	40
Total	2,199	2,140	59	3
Drilling and Evaluation:				
North America	552	595	(43)	(7)
Latin America	179	170	9	5
Europe/Africa/CIS	414	263	151	57
Middle East/Asia	340	300	40	13
Total	1,485	1,328	157	12
Total operating income by region (excluding Corporate and other):				
North America	1,956	2,071	(115)	(6)
Latin America	349	300	49	16
Europe/Africa/CIS	744	587	157	27
Middle East/Asia	635	510	125	25

The increase in consolidated revenue in 2007 compared to 2006 spanned all four regions in both segments and was attributable to higher worldwide activity, particularly in Europe, Africa, and the United States. Revenue derived from the eastern hemisphere contributed 58% to the total revenue increase. International revenue was 56% of consolidated revenue in 2007 and 55% of consolidated revenue in 2006.

The increase in consolidated operating income was primarily derived from the eastern hemisphere, which increased 26% compared to 2006. Operating income for 2007 was positively impacted by a $49 million gain recorded on the sale of our remaining interest in Dresser, Ltd. and negatively impacted by $34 million in charges related to the impairment of an oil and gas property in Bangladesh and $32 million in charges for environmental reserves. Operating income for 2006 included a $48 million gain on the sale of lift boats in West Africa and the North Sea and $47 million of insurance proceeds for business interruptions resulting from the 2005 Gulf of Mexico hurricanes.

Following is a discussion of our results of operations by reportable segment.

Completion and Production increase in revenue compared to 2006 was derived from all regions. Europe/Africa/CIS revenue grew 23% on increased activity from production enhancement services in Europe and Africa. The region also benefited from increased activity in our intelligent well completions sales and increased completion product sales in Africa and improved cementing services pricing in the North Sea and Russia. Middle East/Asia revenue grew 30% from increased completion product sales in Asia, improved completion tools sales in the Middle East, and new cementing services contracts in the Middle East. North America revenue improved 9% largely driven by increased production enhancement services and cementing services activity in the United States. The North America revenue increase was partially offset by lower pricing, particularly in fracturing, and decreased production enhancement services activity in Canada. Latin America revenue increased 30% largely driven by cementing services revenue increasing on new contracts and improved pricing, increased production enhancement activity in Mexico, and increased completion product sales and services activity in Brazil. International revenue was 47% of total segment revenue in 2007 compared to 45% in 2006.

The Completion and Production segment operating income improvement spanned all regions except North America. Europe/Africa/CIS operating income grew 2% from increased activity and improved pricing for cementing services in the North Sea. Europe/Africa/CIS segment operating income in 2006 included a $48 million gain on the sale of lift boats in west Africa and the North Sea. Middle East/Asia operating income grew 40% from improved completion product deliveries in Asia and the Middle East and additional cementing service projects in the Middle East. North America operating income decreased 5% largely because the segment received hurricane insurance proceeds of $21 million in 2006 and due to a decline in production enhancement services pricing. Latin America operating income increased 31% due to new technology and improved pricing for cementing services.

Drilling and Evaluation revenue increase in 2007 compared to 2006 was derived from all four regions. Europe/Africa/CIS revenue improved 36% from increased drilling services activity throughout the region, new fluid services contracts in the North Sea, and increased wireline and perforating services in Africa. Middle East/Asia revenue increased 19% from additional drilling service contract awards and activity in the region, new wireline and perforating services contracts in Asia, and increased fluid sales in the Middle East. North America revenue grew 14% from improvements in all product service lines, particularly wireline and perforating services and drilling services. The United States benefited from increased land rig activity, particularly for horizontally and directionally drilled wells. Latin America revenue improved 12% primarily on increased activity in drilling services, fluid services, and wireline and perforating services. International revenue was 68% of total segment revenue in 2007 compared to 67% in 2006.

Drilling and Evaluation operating income increase compared to 2006 was led by the eastern hemisphere. Europe/Africa/CIS Drilling and Evaluation operating income grew 57% from increased drilling services activity in Europe and Africa. Africa also benefited from improved fluid service product mix and new wireline and perforating projects. Middle East/Asia operating income grew 13% from additional drilling service and wireline and perforating activity in the Middle East and Asia. Included in the region in 2007 was a $34 million charge related to the impairment of an oil and gas property in Bangladesh. Latin America operating income increased 5% from increased wireline and perforating activity. Partially offsetting the improvement was decreased fluid service activity. North America operating income fell 7% largely because the segment received hurricane insurance proceeds of $26 million in 2006 and recorded a $24 million environmental exposure charge in the third quarter of 2007.

Corporate and other expenses were $186 million in 2007 compared to $223 million in 2006. 2007 included a $49 million gain recorded on the sale of our remaining interest in Dresser, Ltd. and a $12 million charge for executive separation costs.

NONOPERATING ITEMS

Interest expense decreased $11 million in 2007 compared to 2006, primarily due to the repayment in August 2006 of $275 million of our medium-term notes.

Interest income decreased $5 million in 2007 compared to 2006 due to lower average cash balances.

Provision for income taxes from continuing operations in 2007 of $907 million resulted in an effective tax rate of 26% compared to an effective tax rate of 31% in 2006. The provision for income taxes in 2007 included a $205 million favorable income tax impact from the ability to recognize foreign tax credits previously estimated not to be fully utilizable.

Minority interest in net income of subsidiaries increased $10 million compared to 2006, primarily related to our joint venture in Saudi Arabia.

Income (loss) from discontinued operations, net of income tax in 2007 included a $933 million net gain on the disposition of KBR, which included the estimated fair value of the indemnities and guarantees provided to KBR and our 81% share of KBR's $28 million in net income in the first quarter of 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective, or complex estimates and assessments and is fundamental to our results of operations. We identified our most critical accounting estimates to be:

- forecasting our effective income tax rate, including our future ability to utilize foreign tax credits and the realizability of deferred tax assets, and providing for uncertain tax positions;
- percentage-of-completion accounting for long-term, construction-type contracts;
- legal and investigation matters;
- valuations of indemnities;
- valuations of long-lived assets, including intangible assets;
- purchase price allocation for acquired businesses;
- pensions; and
- allowance for bad debts.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosure presented below.

Income tax accounting

We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of the amount of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We apply the following basic principles in accounting for our income taxes:

- a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year;
- a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards;
- the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law, and the effects of potential future changes in tax laws or rates are not considered; and
- the value of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

We determine deferred taxes separately for each tax-paying component (an entity or a group of entities that is consolidated for tax purposes) in each tax jurisdiction. That determination includes the following procedures:

- identifying the types and amounts of existing temporary differences;
- measuring the total deferred tax liability for taxable temporary differences using the applicable tax rate;
- measuring the total deferred tax asset for deductible temporary differences and operating loss carryforwards using the applicable tax rate;
- measuring the deferred tax assets for each type of tax credit carryforward; and
- reducing the deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we use forecasts of certain tax elements, such as taxable income and foreign tax credit utilization, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts related to both continuing and discontinued operations.

We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.

Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. These examinations may result in assessments of additional taxes, which we work to resolve with the tax authorities and through the judicial process. Predicting the outcome of disputed assessments involves some uncertainty. Factors such as the availability of settlement procedures, willingness of tax authorities to negotiate, and the operation and impartiality of judicial systems vary across the different tax jurisdictions and may significantly influence the ultimate outcome. We review the facts for each assessment, and then utilize assumptions and estimates to determine the most likely outcome and provide taxes, interest, and penalties as needed based on this outcome. We provide for uncertain tax positions pursuant to FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48, as amended May 2007 by FASB Staff Position (FSP) FIN 48-1, "Definition of 'Settlement' in FASB Interpretation No. 48," prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition classification, interest and penalties, accounting in interim periods, disclosure, and transition.

We had recorded a valuation allowance based on the anticipated inability to utilize future foreign tax credits in the United States as of the end of 2006. This valuation allowance is reassessed quarterly based on a number of estimates, including future creditable foreign income taxes and future taxable income. Factors such as actual operating results, material acquisitions or dispositions, and changes to our operating environment could alter the estimates, which could have a material impact on the valuation allowance. Given that we fully utilized the United States net operating loss and began utilizing foreign tax credits in the United States in 2006, the valuation allowance balance has been reduced to zero as of the end of 2007. In addition, the provision for income taxes in 2007 included a favorable income tax adjustment from the ability to recognize foreign tax credits previously generated in 2005 and 2006 thought not to be fully utilizable. We now believe we can utilize these credits currently, because we have generated additional taxable income and expect to continue to generate a higher level of taxable income largely from the growth of our international operations.

Percentage of completion

Revenue from certain long-term, integrated project management contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. This method of accounting requires us to calculate job profit to be recognized in each reporting period for each job based upon our projections of future outcomes, which include:

- estimates of the total cost to complete the project;
- estimates of project schedule and completion date;
- estimates of the extent of progress toward completion; and
- amounts of any probable unapproved claims and change orders included in revenue.

Progress is generally based upon physical progress related to contractually defined units of work. At the outset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Risks related to service delivery, usage, productivity, and other factors are considered in the estimation process. Our project personnel periodically evaluate the estimated costs, claims, change orders, and percentage of completion at the project level. The recording of profits and losses on long-term contracts requires an estimate of the total profit or loss over the life of each contract. This estimate requires consideration of total contract value, change orders, and claims, less costs incurred and estimated costs to complete. Anticipated losses on contracts are recorded in full in the period in which they become evident. Profits are recorded based upon the total estimated contract profit times the current percentage complete for the contract.

When calculating the amount of total profit or loss on a long-term contract, we include unapproved claims as revenue when the collection is deemed probable based upon the four criteria for recognizing unapproved claims under the American Institute of Certified Public Accountants Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Including probable unapproved claims in this calculation increases the operating income (or reduces the operating loss) that would otherwise be recorded without consideration of the probable unapproved claims. Probable unapproved claims are recorded to the extent of costs incurred and include no profit element. In all cases, the probable unapproved claims included in determining contract profit or loss are less than the actual claim that will be or has been presented to the customer.

At least quarterly, significant projects are reviewed in detail by senior management. There are many factors that impact future costs, including but not limited to weather, inflation, labor and community disruptions, timely availability of materials, productivity, and other factors as outlined in our "Risk Factors." These factors can affect the accuracy of our estimates and materially impact our future reported earnings. Currently, long-term contracts accounted for under the percentage-of-completion method of accounting do not comprise a significant portion of our business. However, in the future, we expect our business with national or state-owned oil companies to grow relative to our other business, with these types of contracts likely comprising a more significant portion of our business. See Note 1 to the consolidated financial statements for further information.

Legal and investigation matters

As discussed in Note 10 of our consolidated financial statements, as of December 31, 2008, we have accrued an estimate of the probable and estimable costs for the resolution of some of these legal and investigation matters. For other matters for which the liability is not probable and reasonably estimable, we have not accrued any amounts. Attorneys in our legal department monitor and manage all claims filed against us and review all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The precision of these estimates is impacted by the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation, and arbitration proceedings when possible. If the actual settlement costs, final judgments, or fines, after appeals, differ from our estimates, our future financial results may be adversely affected. We have in the past recorded significant adjustments to our initial estimates of these types of contingencies.

Indemnity valuations

We provided indemnification in favor of KBR for certain contingent liabilities related to FCPA investigations and the Barracuda-Caratinga bolts matter. See Note 10 to the consolidated financial statements for further information. FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," requires recognition of third-party indemnities at their inception. Therefore, in accordance with FIN 45, we recorded our estimate of the fair market value of these indemnities as of the date of KBR's separation. The initial amounts recorded for the FCPA and Barracuda-Caratinga indemnities were based upon analyses conducted by a third-party valuation expert. The valuation models employed a probability-weighted cost analysis, with certain assumptions based upon the accumulation of data and knowledge of the relevant issues. FSP FIN 45-2, "Whether FASB Interpretation No. 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others', Provides Support for Subsequently Accounting for a Guarantor's Liability at Fair Value," states that the subsequent measurement of FIN 45 liabilities should not necessarily be based on fair value. The FSP references SFAS No. 5, "Accounting for Contingencies" for subsequent adjustments related to contingent liabilities. As such, subsequent adjustments to the indemnities provided to KBR upon separation, including the indemnity relating to the FCPA investigations, have been recorded when the loss is both probable and estimable under SFAS No. 5.

Value of long-lived assets, including intangible assets

We carry a variety of long-lived assets on our balance sheet including property, plant and equipment, intangible assets, and goodwill. We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable and intangible assets quarterly in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value, and any impairment charge that we record reduces our earnings. We review the carrying value of these assets based upon estimated future cash flows while taking into consideration assumptions and estimates including the future use of the asset, remaining useful life of the asset, and service potential of the asset.

Goodwill is the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. We test goodwill for impairment annually, during the third quarter, or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." For purposes of performing the goodwill impairment test our reporting units are the same as our reportable segments, the Completion and Production division and the Drilling and Evaluation division. The impairment test consists of a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill, and utilizes a future cash flow analysis based on the estimates and assumptions of our forecasted long-term growth model. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any impairment charge that we record reduces our earnings. The fair value of each of our reporting units exceeded its carrying amount by a significant margin for 2008, 2007, and 2006. See Note 1 to the consolidated financial statements for accounting policies related to long-lived assets and intangible assets.

Acquisitions-purchase price allocation

We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. We use all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows. We engage third-party appraisal firms to assist in fair value determination of inventory, identifiable intangible assets, and any other significant assets or liabilities when appropriate. We adjust the preliminary purchase price allocation, as necessary, as we obtain more information regarding asset valuations and liabilities assumed until the expiration of the measurement period. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. See Note 3 to the consolidated financial statements for further information regarding acquisitions.

Pensions

Our pension benefit obligations and expenses are calculated using actuarial models and methods, in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)." Two of the more critical assumptions and estimates used in the actuarial calculations are the discount rate for determining the current value of plan benefit obligations and the expected rate of return on plan assets. Other critical assumptions and estimates used in determining benefit obligations and plan expenses, including demographic factors such as retirement age, mortality, and turnover, are also evaluated periodically and updated accordingly to reflect our actual experience.

Discount rates are determined annually and are based on the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. Considering the recent financial markets downturn, we elected to modify our methodology for selecting discount rates at December 31, 2008 for our United States pension and postretirement plans. This resulted in a lower discount rate and yielded a higher projected benefit obligation than if we had used our previous methodology. Expected long-term rates of return on plan assets are determined annually and are based on an evaluation of our plan assets and historical trends and experience, taking into account current and expected market conditions. Plan assets are comprised primarily of equity and debt securities. As we have both domestic and international plans, these assumptions differ based on varying factors specific to each particular country or economic environment.

The discount rates utilized in 2008 to determine the projected benefit obligation at the measurement date for our qualified United States non-terminating pension plans ranged from 5.72% to 5.77%, a decrease from the range of 6.03% to 6.19% that was utilized in 2007. The discount rate utilized in 2008 to determine the projected benefit obligation at the measurement date for our United Kingdom pension plan, which constitutes 73% of our international plans and 63% of all plans, was 5.75% compared to a discount rate of 5.70% utilized in 2007. The following table illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United Kingdom pension plan.

	Effect on	
Millions of dollars	Pension Expense in 2008	Pension Benefit Obligation at December 31, 2008
25-basis-point decrease in discount rate	$ 4	$ 30
25-basis-point increase in discount rate	$ (4)	$ (28)

Our defined benefit plans reduced pretax earnings by $48 million in 2008, $48 million in 2007, and $45 million in 2006. Included in the amounts were earnings from our expected pension returns of $51 million in 2008, $47 million in 2007, and $37 million in 2006. Unrecognized actuarial gains and losses are being recognized over a period of five to 24 years, which represents the expected remaining service life of the employee group. Our unrecognized actuarial gains and losses arose from several factors, including experience and assumptions changes in the obligations and the difference between expected returns and actual returns on plan assets. Actual losses on plan assets were $144 million in 2008, compared to actual returns on plan assets of $68 million in 2007 and $65 million in 2006. The decline in value of plan assets in 2008 was largely due to significant deterioration in the financial markets and broadening market decline in the fourth quarter of 2008. The difference between actual and expected returns is deferred and recorded net of tax in other comprehensive income as actuarial gain or loss and is recognized as future pension expense. Our net actuarial loss, net of tax, at December 31, 2008 was $198 million. An estimated $4 million, net of tax, of our net actuarial loss at December 31, 2008 will be recognized as a component of our expected 2009 pension expense. During 2008, we made contributions to fund our defined benefit plans of $52 million, which included $18 million contributed to our United Kingdom plan. We expect to make additional contributions in 2009 of approximately $48 million.

The actuarial assumptions used in determining our pension benefit obligations may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations. See Note 15 to the consolidated financial statements for further information related to defined benefit and other postretirement benefit plans.

Allowance for bad debts

We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, financial condition of our customers, and whether the receivables involve retentions. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and frequently involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last five years, our estimates of allowances for bad debts, as a percentage of notes and accounts receivable before the allowance, have ranged from 1.5% to 5.0%. At December 31, 2008, allowance for bad debts totaled $60 million or 1.6% of notes and accounts receivable before the allowance, and at December 31, 2007, allowance for bad debts totaled $49 million or 1.6% of notes and accounts receivable before the allowance. A 1% change in our estimate of the collectibility of our notes and accounts receivable balance as of December 31, 2008 would have resulted in a $37 million adjustment to 2008 total operating costs and expenses.

OFF BALANCE SHEET ARRANGEMENTS

At December 31, 2008, we had no material off balance sheet arrangements, except for operating leases. For information on our contractual obligations related to operating leases, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Future uses of cash."

FINANCIAL INSTRUMENT MARKET RISK

We are exposed to financial instrument market risk from changes in foreign currency exchange rates, interest rates, and, to a limited extent, commodity prices. From time to time, we may selectively manage these exposures through the use of derivative instruments to mitigate our market risk from these exposures. The objective of our risk management program is to protect our cash flows related to sales or purchases of goods or services from market fluctuations in currency rates. We do not use derivative instruments for trading purposes. Our use of derivative instruments includes the following types of market risk:

- volatility of the currency rates;
- time horizon of the derivative instruments;
- market cycles; and
- the type of derivative instruments used.

We do not consider any of these risk management activities to be material. See Note 1 to the consolidated financial statements for additional information on our accounting policies related to derivative instruments. See Note 14 to the consolidated financial statements for additional disclosures related to financial instruments.

Interest rate risk

We currently have no variable-rate, long-term debt that exposes us to interest rate risk.

The following table represents principal amounts of our long-term debt at December 31, 2008 and related weighted average interest rates on the repayment amounts by year of maturity for our long-term debt.

Millions of dollars	2009	2010	2011	2012	2013	Thereafter	Total
Repayment amount ($US)	$ 26	$750	$ –	$ –	$ –	$ 1,839	$ 2,615
Weighted average interest rate on repayment amount	5.5%	5.5%	–	–	–	6.9%	6.5%

The fair market value of long-term debt was $2.8 billion as of December 31, 2008.

ENVIRONMENTAL MATTERS

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business may have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety, and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $64 million as of December 31, 2008 and $72 million as of December 31, 2007. Our total liability related to environmental matters covers numerous properties.

We have subsidiaries that have been named as potentially responsible parties along with other third parties for 8 federal and state superfund sites for which we have established a liability. As of December 31, 2008, those 8 sites accounted for approximately $10 million of our total $64 million liability. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2008, the FASB issued FSP SFAS 132(R)-1 "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends the disclosure requirements for employer's disclosure of plan assets for defined benefit pensions and other postretirement plans. The objective of this FSP is to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company's plan assets, and for fair value measurements determined using significant unobservable inputs a reconciliation of changes between the beginning and ending balances. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. We will adopt the new disclosure requirements in the 2009 annual reporting period.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of both basic and diluted earnings per share. This EITF is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We will adopt the provisions of FSP EITF 03-6-1 on January 1, 2009, which will require us to recast prior periods' basic and diluted earnings per share to include outstanding unvested restricted common shares in the weighted average shares outstanding calculation. We estimate that, had we calculated earnings per share under these new provisions during 2008, basic income per share would have decreased by approximately $0.02 for continuing operations and approximately $0.01 for net income and diluted income per share would have decreased by approximately $0.01 for both continuing operations and net income per share.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We will adopt the provisions of FSP APB 14-1 on January 1, 2009 and will be required to retroactively apply its provisions, which means we will restate our consolidated financial statements for prior periods.

In applying this FSP, we estimate approximately $60 million of the carrying value of the convertible notes to be reclassified to equity as of the July 2003 issuance date. This amount represents the equity component of the proceeds from the notes, calculated assuming a 4.3% non-convertible borrowing rate. The discount will be accreted to interest expense over the five-year term of the notes. Accordingly, approximately $13 million of additional non-cash interest expense, or $0.01 per diluted share, will be recorded in 2006 and 2007 and approximately $7 million of additional non-cash interest expense will be recorded in 2008. Furthermore, under this FSP, the $693 million loss to settle our convertible debt in the third quarter of 2008 will be reversed and recorded to additional paid-in capital. We estimate that diluted income per share for 2008 will increase by approximately $0.76.

In December 2007, the FASB issued SFAS No. 141(Revised 2007), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changes the method of applying the acquisition method in a number of ways. Acquisition costs will generally be expensed as incurred, noncontrolling interests (minority interests) will be valued at fair value at the acquisition date, in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We will adopt the provisions of SFAS No. 141(R) for business combinations on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 establishes new accounting, reporting, and disclosure standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. We will adopt the provisions of SFAS No. 160 on January 1, 2009 and, beginning with our 2009 interim reporting periods and for prior comparative periods, we will present noncontrolling interest (minority interest) as a separate component of shareholders' equity.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008 and did not elect to apply the fair value method to any eligible assets or liabilities at that time.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FSP SFAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which removes certain leasing transactions from the scope of SFAS No. 157, and FSP SFAS 157-2, "Effective Date of FASB Statement No. 157," which defers the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB also issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. On January 1, 2008, we adopted without material impact on our consolidated financial statements the provisions of SFAS No. 157 related to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis. Beginning January 1, 2009, we will adopt the provisions for nonfinancial assets and nonfinancial liabilities that are not required or permitted to be measured at fair value on a recurring basis, which include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment assessment, nonfinancial long-lived assets measured at fair value for impairment assessment, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. We do not expect the provisions of SFAS No. 157 related to these items to have a material impact on our consolidated financial statements.

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Forward-looking information is based on projections and estimates, not historical information. Some statements in this Form 10-K are forward-looking and use words like "may," "may not," "believes," "do not believe," "expects," "do not expect," "anticipates," "do not anticipate," and other expressions. We may also provide oral or written forward-looking information in other materials we release to the public. Forward-looking information involves risk and uncertainties and reflects our best judgment based on current information. Our results of operations can be affected by inaccurate assumptions we make or by known or unknown risks and uncertainties. In addition, other factors may affect the accuracy of our forward-looking information. As a result, no forward-looking information can be guaranteed. Actual events and the results of operations may vary materially.

We do not assume any responsibility to publicly update any of our forward-looking statements regardless of whether factors change as a result of new information, future events, or for any other reason. You should review any additional disclosures we make in our press releases and Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC. We also suggest that you listen to our quarterly earnings release conference calls with financial analysts.

While it is not possible to identify all factors, we continue to face many risks and uncertainties that could cause actual results to differ from our forward-looking statements and potentially materially and adversely affect our financial condition and results of operations.

RISK FACTORS

Foreign Corrupt Practices Act Investigations

In February 2009, the FCPA investigations by the DOJ and the SEC were resolved. The DOJ and SEC investigations resulted from allegations of improper payments to government officials in Nigeria in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% interest in the venture. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).

In addition to the DOJ and the SEC investigations, we are aware of other investigations in France, Nigeria, Great Britain, and Switzerland regarding the Bonny Island project.

We provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of the Bonny Island project.

With respect to the DOJ, in February 2009, a subsidiary of KBR, Inc. pleaded guilty to conspiring to violate the FCPA and to substantive violations of the anti-bribery provisions of the FCPA in connection with the Bonny Island project. The DOJ investigation was resolved with respect to us with a non-prosecution agreement in which the DOJ agreed not to bring FCPA or bid coordination-related charges against us with respect to the matters under investigation, and in which we agreed to continue to cooperate with the DOJ's ongoing investigation and to refrain from and self-report certain FCPA violations. The DOJ agreement does not provide for a monitor for us.

As a result of our indemnity in favor of KBR under the master separation agreement with KBR and the KBR subsidiary's criminal plea, we have paid $49 million and will pay an additional $333 million in seven installments over the next seven quarters of the $402 million criminal fine payable by KBR as part of the resolution of the DOJ investigation, with KBR consenting to pay the remaining $20 million.

With respect to the SEC, without admitting or denying the allegations in an SEC complaint, we consented to the entry of a final judgment that permanently enjoins us from violating the record-keeping and internal control provisions of the FCPA. KBR also entered into a related settlement with the SEC. As part of our settlement with the SEC, we agreed to be jointly and severally liable with KBR for, and will pay the SEC, $177 million in disgorgement in the first quarter of 2009.

In addition, as part of the resolution of the SEC investigation, we will retain an independent consultant to conduct a 60-day review and evaluation of our internal controls and record-keeping policies as they relate to the FCPA, and we will adopt any necessary anti-bribery and foreign agent internal controls and record-keeping procedures recommended by or agreed upon with the independent consultant. In 2010, the independent consultant will perform a 30-day follow-up review to confirm that we have implemented the recommendations and continued the application of our current policies and procedures.

The settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.

KBR has agreed that Halliburton's indemnification obligations with respect to the DOJ and SEC FCPA investigations have been fully satisfied. Our indemnity of KBR continues with respect to other investigations within the scope of our indemnity.

Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR's business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR's current or former subsidiaries.

To reflect the resolution of the DOJ and SEC FCPA investigations and to reflect other adjustments to the indemnities and guarantees provided to KBR upon separation, we recorded $420 million, net of tax, in 2008 as a loss from discontinued operations. We did not record a tax benefit related to the resolution of the DOJ and SEC FCPA investigations. As of December 31, 2008 and December 31, 2007, $559 million and $142 million are recorded related to our obligations regarding DOJ and SEC FCPA matters in our consolidated balance sheets in "Department of Justice and Securities and Exchange Commission settlement and indemnity, current" and "Other liabilities." See Note 2 to the consolidated financial statements for additional information.

Barracuda-Caratinga Arbitration

We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement's terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent. Our estimation of the indemnity obligation regarding the Barracuda-Caratinga arbitration is recorded as a liability in our consolidated financial statements as of December 31, 2008 and December 31, 2007. See Note 2 to our consolidated financial statements for additional information regarding the KBR indemnification.

At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. A key issue in the arbitration is which party is responsible for the designation of the material to be used for the bolts. We understand that KBR believes that an instruction to use the particular bolts was issued by Petrobras, and as such, KBR believes the cost resulting from any replacement is not KBR's responsibility. We understand Petrobras disagrees. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $148 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. We understand KBR is vigorously defending and pursuing recovery of the costs incurred to date through the arbitration process and to that end has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel held an evidentiary hearing during the week of March 31, 2008 and took evidence and arguments under advisement.

Impairment of Oil and Gas Properties

At December 31, 2008, we had interests in oil and gas properties totaling $105 million, net of accumulated depletion, which we account for under the successful efforts method. The majority of this amount is related to one property in Bangladesh in which we have a 25% non-operating interest. These oil and gas properties are assessed for impairment whenever changes in facts and circumstances indicate that the properties' carrying amounts may not be recoverable. The expected future cash flows used for impairment reviews and related fair-value calculations are based on judgmental assessments of future production volumes, prices, and costs, considering all available information at the date of review.

A downward trend in estimates of production volumes or prices or an upward trend in costs could result in an impairment of our oil and gas properties, which in turn could have an adverse effect on our results of operations.

Geopolitical and International Environment

International and political events

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

Our operations in countries other than the United States accounted for approximately 57% of our consolidated revenue during 2008 and 56% and 55% of our consolidated revenue during 2007 and 2006. Operations in countries other than the United States are subject to various risks unique to each country. With respect to any particular country, these risks may include:

- expropriation and nationalization of our assets in that country;
- political and economic instability;
- civil unrest, acts of terrorism, force majeure, war, or other armed conflict;
- natural disasters, including those related to earthquakes and flooding;
- inflation;
- currency fluctuations, devaluations, and conversion restrictions;
- confiscatory taxation or other adverse tax policies;
- governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;
- governmental activities that may result in the deprivation of contract rights; and
- governmental activities that may result in the inability to obtain or retain licenses required for operation.

Due to the unsettled political conditions in many oil-producing countries, our revenue and profits are subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Countries where we operate that have significant political risk include: Algeria, Indonesia, Nigeria, Russia, Venezuela, and Yemen. In addition, military action or continued unrest in the Middle East could impact the supply and pricing for oil and gas, disrupt our operations in the region and elsewhere, and increase our costs for security worldwide.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, our operations in countries outside the United States are subject to the FCPA, which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure you that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could materially and adversely affect our business and operations.

Our facilities and our employees are under threat of attack in some countries where we operate. In addition, the risks related to loss of life of our personnel and our subcontractors in these areas continue.

We are also subject to the risks that our employees, joint venture partners, and agents outside of the United States may fail to comply with applicable laws.

Military action, other armed conflicts, or terrorist attacks

Military action in Iraq and the Middle East, military tension involving North Korea and Iran, as well as the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, threats of attacks, and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas in which we operate. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate, such as the Middle East, Nigeria, and Indonesia, could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of personnel or assets.

Such events may cause further disruption to financial and commercial markets and may generate greater political and economic instability in some of the geographic areas in which we operate. In addition, any possible reprisals as a consequence of the war and ongoing military action in Iraq, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.

Income taxes

We have operations in approximately 70 countries other than the United States. Consequently, we are subject to the jurisdiction of a significant number of taxing authorities. The income earned in these various jurisdictions is taxed on differing bases, including net income actually earned, net income deemed earned, and revenue-based tax withholding. The final determination of our income tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and results achieved and the timing and nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or interpretation of tax law and currency/repatriation controls, could impact the determination of our income tax liabilities for a tax year.

Foreign exchange and currency risks

A sizable portion of our consolidated revenue and consolidated operating expenses is in foreign currencies. As a result, we are subject to significant risks, including:

- foreign exchange risks resulting from changes in foreign exchange rates and the implementation of exchange controls; and
- limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

We conduct business in countries, such as Venezuela, that have nontraded or "soft" currencies which, because of their restricted or limited trading markets, may be more difficult to exchange for "hard" currency. We may accumulate cash in soft currencies, and we may be limited in our ability to convert our profits into United States dollars or to repatriate the profits from those countries.

We selectively use hedging transactions to limit our exposure to risks from doing business in foreign currencies. For those currencies that are not readily convertible, our ability to hedge our exposure is limited because financial hedge instruments for those currencies are nonexistent or limited. Our ability to hedge is also limited because pricing of hedging instruments, where they exist, is often volatile and not necessarily efficient.

In addition, the value of the derivative instruments could be impacted by:

- adverse movements in foreign exchange rates;
- interest rates;
- commodity prices; or
- the value and time period of the derivative being different than the exposures or cash flows being hedged.

Customers and Business

Worldwide recession and effect on exploration and production activity

The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets have led to a worldwide economic recession that could continue for an extended period of time. The slowdown in economic activity caused by the recession has reduced worldwide demand for energy and resulted in lower oil and natural gas prices. This reduction in demand could continue through 2009 and beyond. Crude oil prices declined from record levels in July 2008 of approximately $145 per barrel to levels as low as $30 per barrel toward the end of 2008. As of February 10, 2009, crude oil prices were $37.54 per barrel. Natural gas spot prices peaked at approximately $13.00 per mmBtu in 2008 and then fell to an average of $5.83 per mmBtu toward the end of 2008. As of February 11, 2009, natural gas spot prices had fallen even further to $4.68 per mmBtu. Demand for our services and products depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices will depress the immediate levels of exploration, development, and production activity. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for our oil and natural gas well services and products, which could have a material adverse effect on our revenue and profitability.

Exploration and production activity

Demand for our services and products depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond our control. The current low prices for oil and natural gas have depressed the current levels of exploration, development, and production activity, resulting in a corresponding decline in the demand for our oil and natural gas well services and products. Factors affecting the prices of oil and natural gas include:

- governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;
- global weather conditions and natural disasters;
- worldwide political, military, and economic conditions;
- the level of oil production by non-OPEC countries and the available excess production capacity within OPEC;
- oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;
- the cost of producing and delivering oil and gas;
- potential acceleration of development of alternative fuels; and
- the level of supply and demand for oil and natural gas, especially demand for natural gas in the United States.

Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile. Spending on exploration and production activities by large oil and gas companies has a significant impact on the activity levels of our businesses.

Capital spending

Our business is directly affected by changes in capital expenditures by our customers. Some of the changes that may materially and adversely affect us include:

- the consolidation of our customers, which could:
  - cause customers to reduce their capital spending, which would in turn reduce the demand for our services and products; and
  - result in customer personnel changes, which in turn affect the timing of contract negotiations;
- adverse developments in the business and operations of our customers in the oil and gas industry, including write-downs of reserves and reductions in capital spending for exploration, development, and production; and
- ability of our customers to timely pay the amounts due us.

Customers

We depend on a limited number of significant customers. While none of these customers represented more than 10% of consolidated revenue in any period presented, the loss of one or more significant customers could have a material adverse effect on our business and our consolidated results of operations.

In most cases, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures due to, among other reasons, a reduction in our customer's cash flow from operations and their access to the credit markets. If our customers delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

In addition, there is an increased risk in doing business with customers in countries that have significant political risk or significant exposure to falling oil and natural gas prices, such as Venezuela.

Business with national oil companies

Much of the world's oil and gas reserves are controlled by national or state-owned oil companies (NOCs). Several of the NOCs are among our top 20 customers. Increasingly, NOCs are turning to oilfield services companies like us to provide the services, technologies, and expertise needed to develop their reserves. Reserve estimation is a subjective process that involves estimating location and volumes based on a variety of assumptions and variables that cannot be directly measured. As such, the NOCs may provide us with inaccurate information in relation to their reserves that may result in cost overruns, delays, and project losses. In addition, NOCs often operate in countries with unsettled political conditions, war, civil unrest, or other types of community issues. These types of issues may also result in similar cost overruns, losses, and contract delays.

Long-term, fixed-price contracts

NOCs often require integrated, long-term, fixed-price contracts that could require us to provide integrated project management services outside our normal discrete business to act as project managers as well as service providers. Providing services on an integrated basis may require us to assume additional risks associated with cost over-runs, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages. For example, we generally rely on third-party subcontractors and equipment providers to assist us with the completion of our contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials, our ability to complete a project in a timely fashion or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate the NOCs for these delays. This may reduce the profit to be realized or result in a loss on a project. Currently, contracts with NOCs do not comprise a significant portion of our business. However, in the future, based on the anticipated growth of NOCs, we expect our business with NOCs to grow relative to our other business, with these types of contracts likely comprising a more significant portion of our business.

Acquisitions, dispositions, investments, and joint ventures

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint ventures. These transactions are intended to result in the realization of savings, the creation of efficiencies, the generation of cash or income, or the reduction of risk. Acquisition transactions may be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our consolidated results of operations.

These transactions also involve risks, and we cannot ensure that:

- any acquisitions would result in an increase in income;
- any acquisitions would be successfully integrated into our operations and internal controls;
- the due diligence prior to an acquisition would uncover situations that could result in legal exposure or that we will appropriately quantify the exposure from known risks;
- any disposition would not result in decreased earnings, revenue, or cash flow;
- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;
- any dispositions, investments, acquisitions, or integrations would not divert management resources; or
- any dispositions, investments, acquisitions, or integrations would not have a material adverse effect on our results of operations or financial condition.

We conduct some operations through joint ventures, where control may be shared with unaffiliated third parties. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any nonperformance, default, or bankruptcy of our joint venture partners. These factors could potentially materially and adversely affect the business and operations of the joint venture and, in turn, our business and operations.

Environmental requirements

Our businesses are subject to a variety of environmental laws, rules, and regulations in the United States and other countries, including those covering hazardous materials and requiring emission performance standards for facilities. For example, our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. We also store, transport, and use radioactive and explosive materials in certain of our operations. Environmental requirements include, for example, those concerning:

- the containment and disposal of hazardous substances, oilfield waste, and other waste materials;
- the importation and use of radioactive materials;
- the use of underground storage tanks; and
- the use of underground injection wells.

Environmental and other similar requirements generally are becoming increasingly strict. Sanctions for failure to comply with these requirements, many of which may be applied retroactively, may include:

- administrative, civil, and criminal penalties;
- revocation of permits to conduct business; and
- corrective action orders, including orders to investigate and/or clean up contamination.

Failure on our part to comply with applicable environmental requirements could have a material adverse effect on our consolidated financial condition. We are also exposed to costs arising from environmental compliance, including compliance with changes in or expansion of environmental requirements, which could have a material adverse effect on our business, financial condition, operating results, or cash flows.

We are exposed to claims under environmental requirements and, from time to time, such claims have been made against us. In the United States, environmental requirements and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs, natural resource damages, and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of prior operators or other third parties. Liability for damages arising as a result of environmental laws could be substantial and could have a material adverse effect on our consolidated results of operations.

We are periodically notified of potential liabilities at state and federal superfund sites. These potential liabilities may arise from both historical Halliburton operations and the historical operations of companies that we have acquired. Our exposure at these sites may be materially impacted by unforeseen adverse developments both in the final remediation costs and with respect to the final allocation among the various parties involved at the sites. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. The relevant regulatory agency may bring suit against us for amounts in excess of what we have accrued and what we believe is our proportionate share of remediation costs at any superfund site. We also could be subject to third-party claims, including punitive damages, with respect to environmental matters for which we have been named as a potentially responsible party.

Changes in environmental requirements may negatively impact demand for our services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). A decline in exploration and production, in turn, could materially and adversely affect us.

Law and regulatory requirements

In the countries in which we conduct business, we are subject to multiple and, at times, inconsistent regulatory regimes, including those that govern our use of radioactive materials, explosives, and chemicals in the course of our operations. Various national and international regulatory regimes govern the shipment of these items. Many countries, but not all, impose special controls upon the export and import of radioactive materials, explosives, and chemicals. Our ability to do business is subject to maintaining required licenses and complying with these multiple regulatory requirements applicable to these special products. In addition, the various laws governing import and export of both products and technology apply to a wide range of services and products we offer. In turn, this can affect our employment practices of hiring people of different nationalities because these laws may prohibit or limit access to some products or technology by employees of various nationalities. Changes in, compliance with, or our failure to comply with these laws may negatively impact our ability to provide services in, make sales of equipment to, and transfer personnel or equipment among some of the countries in which we operate and could have a material adverse affect on the results of operations.

Raw materials

Raw materials essential to our business are normally readily available. Market conditions can trigger constraints in the supply chain of certain raw materials, such as sand, cement, and specialty metals. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.

Intellectual property rights

We rely on a variety of intellectual property rights that we use in our services and products. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries in which our services and products may be sold do not protect intellectual property rights to the same extent as the laws of the United States. Our failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could materially and adversely affect our competitive position.

Technology

The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in technology, our business and revenue could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment and facilities, or work processes become obsolete, we may no longer be competitive, and our business and revenue could be materially and adversely affected.

Reliance on management

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business.

Technical personnel

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to employ and retain technical personnel with the ability to design, utilize, and enhance these services and products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

Weather

Our business could be materially and adversely affected by severe weather, particularly in the Gulf of Mexico where we have operations. Repercussions of severe weather conditions may include:

- evacuation of personnel and curtailment of services;
- weather-related damage to offshore drilling rigs resulting in suspension of operations;
- weather-related damage to our facilities and project work sites;
- inability to deliver materials to jobsites in accordance with contract schedules; and
- loss of productivity.

Because demand for natural gas in the United States drives a significant amount of our business, warmer than normal winters in the United States are detrimental to the demand for our services to gas producers.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Halliburton Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Securities Exchange Act Rule 13a-15(f).

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation to assess the effectiveness of our internal control over financial reporting as of December 31, 2008 based upon criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective.

The effectiveness of Halliburton's internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report that is included herein.

HALLIBURTON COMPANY

by

/s/ David J. Lesar	/s/ Mark A. McCollum
David J. Lesar	Mark A. McCollum
Chairman of the Board,	Executive Vice President and
President, and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited the accompanying consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Halliburton Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 11 and 15, respectively, to the consolidated financial statements, the Company changed its methods of accounting for uncertainty in income taxes as of January 1, 2007 and its method of accounting for defined benefit and other postretirement plans as of December 31, 2006, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Halliburton Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Houston, Texas
February 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Halliburton Company:

We have audited Halliburton Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Halliburton Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Halliburton Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Halliburton Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 16, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Houston, Texas
February 16, 2009

HALLIBURTON COMPANY
Consolidated Statements of Operations

Millions of dollars and shares except per share data	Year Ended December 31 2008	2007	2006
Revenue:			
Services	$ 13,391	$ 11,256	$ 9,643
Product sales	4,888	4,008	3,312
Total revenue	18,279	15,264	12,955
Operating costs and expenses:			
Cost of services	10,079	8,167	6,751
Cost of sales	3,970	3,358	2,675
General and administrative	282	293	342
Gain on sale of business assets, net	(62)	(52)	(58)
Total operating costs and expenses	14,269	11,766	9,710
Operating income	4,010	3,498	3,245
Interest expense	(160)	(154)	(165)
Interest income	39	124	129
Other, net	(726)	(8)	(10)
Income from continuing operations before income taxes and minority interest	3,163	3,460	3,199
Provision for income taxes	(1,211)	(907)	(1,003)
Minority interest in net income of subsidiaries	9	(29)	(19)
Income from continuing operations	1,961	2,524	2,177
Income (loss) from discontinued operations, net of income tax (provision) benefit of $3, $(15), and $(183)	(423)	975	171
Net income	$ 1,538	$ 3,499	$ 2,348
Basic income (loss) per share:			
Income from continuing operations	$ 2.24	$ 2.76	$ 2.15
Income (loss) from discontinued operations, net	(0.49)	1.07	0.16
Net income per share	$ 1.75	$ 3.83	$ 2.31
Diluted income (loss) per share:			
Income from continuing operations	$ 2.17	$ 2.66	$ 2.07
Income (loss) from discontinued operations, net	(0.47)	1.02	0.16
Net income per share	$ 1.70	$ 3.68	$ 2.23
Basic weighted average common shares outstanding	877	913	1,014
Diluted weighted average common shares outstanding	904	950	1,054

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Balance Sheets

Millions of dollars and shares except per share data	December 31 2008	2007
Assets		
Current assets:		
Cash and equivalents	$ 1,124	$ 1,847
Receivables (less allowance for bad debts of $60 and $49)	3,795	3,093
Inventories	1,828	1,459
Current deferred income taxes	246	376
Investments in marketable securities	–	388
Other current assets	418	410
Total current assets	7,411	7,573
Property, plant, and equipment, net of accumulated depreciation of $4,566 and $4,126	4,782	3,630
Goodwill	1,072	790
Noncurrent deferred income taxes	157	348
Other assets	963	794
Total assets	$ 14,385	$ 13,135
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 898	$ 768
Accrued employee compensation and benefits	643	575
Department of Justice and Securities and Exchange Commission settlement and indemnity, current	373	–
Deferred revenue	231	209
Income tax payable	67	209
Current maturities of long-term debt	26	159
Other current liabilities	543	491
Total current liabilities	2,781	2,411
Long-term debt	2,586	2,627
Employee compensation and benefits	539	403
Other liabilities	735	734
Total liabilities	6,641	6,175
Minority interest in consolidated subsidiaries	19	94
Shareholders' equity:		
Common shares, par value $2.50 per share – authorized 2,000 shares, issued 1,067 and 1,063 shares	2,666	2,657
Paid-in capital in excess of par value	1,114	1,741
Accumulated other comprehensive loss	(215)	(104)
Retained earnings	9,411	8,202
Treasury stock, at cost – 172 and 183 shares	(5,251)	(5,630)
Total shareholders' equity	7,725	6,866
Total liabilities and shareholders' equity	$ 14,385	$ 13,135

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Shareholders' Equity

Millions of dollars	2008	2007	2006
Balance at January 1	$ 6,866	$ 7,376	$ 6,372
Dividends and other transactions with shareholders	(558)	(1,499)	(1,324)
Sale of stock by a subsidiary	–	–	117
Adoption of Financial Accounting Standards Board Interpretation No. 48 and Statement of Financial Accounting Standard No. 158	(10)	(30)	(218)
Shares exchanged in KBR, Inc. exchange offer	–	(2,809)	–
Other	–	(4)	34
Comprehensive income:			
Net income	1,538	3,499	2,348
Net cumulative translation adjustments	1	(23)	34
Defined benefit and other postretirement plans adjustments	(106)	355	2
Net unrealized gains (losses) on investments and derivatives	(6)	1	11
Total comprehensive income	1,427	3,832	2,395
Balance at December 31	$ 7,725	$ 6,866	$ 7,376

See notes to consolidated financial statements.

HALLIBURTON COMPANY
Consolidated Statements of Cash Flows

Millions of dollars	Year Ended December 31 2008	2007	2006
Cash flows from operating activities:			
Net income	$ 1,538	$ 3,499	$ 2,348
Adjustments to reconcile net income to net cash from operations:			
Depreciation, depletion, and amortization	738	583	480
Loss on extinguishment of debt	693	–	–
(Income) loss from discontinued operations	423	(975)	(171)
Provision (benefit) for deferred income taxes, continuing operations	254	(140)	714
Gain on sale of business assets, net	(62)	(52)	(66)
Other changes:			
Accounts payable	161	77	96
Contributions to pension plans	(52)	(41)	(75)
Inventories	(368)	(218)	(309)
Receivables	(670)	(326)	(327)
Other	19	288	656
Cash flows from discontinued operations	–	31	311
Total cash flows from operating activities	2,674	2,726	3,657
Cash flows from investing activities:			
Sales (purchases) of short-term investments in marketable securities, net	388	(332)	(20)
Sales of property, plant, and equipment	191	203	152
Dispositions of business assets, net of cash disposed	81	70	98
Disposal of KBR, Inc. cash upon separation	–	(1,461)	–
Acquisitions of business assets, net of cash acquired	(652)	(563)	(27)
Capital expenditures	(1,824)	(1,583)	(834)
Other investing activities	(40)	18	(20)
Cash flows from discontinued operations	–	(13)	225
Total cash flows from investing activities	(1,856)	(3,661)	(426)
Cash flows from financing activities:			
Proceeds from long-term debt, net of offering costs	1,187	–	–
Proceeds from exercises of stock options	120	110	159
Tax benefit from exercise of options and restricted stock	44	29	53
Payments of dividends to shareholders	(319)	(314)	(306)
Payments to reacquire common stock	(507)	(1,374)	(1,339)
Payments on long-term debt	(2,048)	(7)	(324)
Other financing activities	–	4	(8)
Cash flows from discontinued operations	–	(18)	485
Total cash flows from financing activities	(1,523)	(1,570)	(1,280)
Effect of exchange rate changes on cash, including $0, $0, and $50 related to discontinued operations	(18)	(27)	37
Increase (decrease) in cash and equivalents	(723)	(2,532)	1,988
Cash and equivalents at beginning of year, including $0, $1,461, and $390 related to discontinued operations	1,847	4,379	2,391
Cash and equivalents at end of year, including $0, $0, and $1,461 related to discontinued operations	$ 1,124	$ 1,847	$ 4,379
Supplemental disclosure of cash flow information for continuing operations:			
Cash payments during the year for:			
Interest	$ 143	$ 144	$ 164
Income taxes	$ 1,057	$ 941	$ 289

See notes to consolidated financial statements.

Note 1. Description of Company and Significant Accounting Policies

Description of Company

Halliburton Company's predecessor was established in 1919 and incorporated under the laws of the State of Delaware in 1924. We are one of the world's largest oilfield services companies. Our two business segments are the Completion and Production segment and the Drilling and Evaluation segment. We provide a comprehensive range of services and products for the exploration, development, and production of oil and gas around the world.

Use of estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States, requiring us to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and
- the reported amounts of revenue and expenses during the reporting period.

We believe the most significant estimates and assumptions are associated with the valuation of income taxes, percentage-of-completion accounting for long-term contracts, legal and environmental reserves, indemnity valuations, purchase price allocations, pensions, goodwill, other intangible assets, and allowance for bad debts. Ultimate results could differ from those estimates.

Basis of presentation

The consolidated financial statements include the accounts of our company and all of our subsidiaries that we control or variable interest entities for which we have determined that we are the primary beneficiary. All material intercompany accounts and transactions are eliminated. Investments in companies in which we have significant influence are accounted for using the equity method. If we do not have significant influence, we use the cost method.

As the result of realigning our products and services during the third quarter of 2007, we are now reporting two business segments. See Note 4 for further information. Additionally, KBR, Inc. (KBR), formerly a wholly owned subsidiary, is presented as discontinued operations in the consolidated financial statements. See Note 2 for additional information. All periods presented reflect these changes.

Certain other prior year amounts have been reclassified to conform to the current year presentation.

Revenue recognition

Overall. Our services and products are generally sold based upon purchase orders or contracts with our customers that include fixed or determinable prices but do not include right of return provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectibility is reasonably assured, and delivery occurs as directed by our customer. Service revenue, including training and consulting services, is recognized when the services are rendered and collectibility is reasonably assured. Rates for services are typically priced on a per day, per meter, per man-hour, or similar basis.

Software sales. Sales of perpetual software licenses, net of any deferred maintenance and support fees, are recognized as revenue upon shipment. Sales of time-based licenses are recognized as revenue over the license period. Maintenance and support fees are recognized as revenue ratably over the contract period, usually a one-year duration.

Percentage of completion. Revenue from certain long-term, integrated project management contracts to provide well construction and completion services is reported on the percentage-of-completion method of accounting. Progress is generally based upon physical progress related to contractually defined units of work. Physical percent complete is determined as a combination of input and output measures as deemed appropriate by the circumstances. All known or anticipated losses on contracts are provided for when they become evident. Cost adjustments that are in the process of being negotiated with customers for extra work or changes in the scope of work are included in revenue when collection is deemed probable.

Sale of stock by a subsidiary

When, as part of a broader corporate reorganization, a subsidiary or affiliate sells unissued shares in a public offering, we treat the transaction as a capital transaction. Therefore, the increase or decrease in the carrying amount of our subsidiary's stock is not reflected as a gain or loss on our consolidated statements of operations, but as an increase or decrease to "Paid-in capital in excess of par value."

Research and development

Research and development costs are expensed as incurred. Research and development costs were $326 million in 2008, $301 million in 2007, and $254 million in 2006, of which over 96% was company sponsored in each year.

Cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost represents invoice or production cost for new items and original cost less allowance for condition for used material returned to stock. Production cost includes material, labor, and manufacturing overhead. Some domestic manufacturing and field service finished products and parts inventories for drill bits, completion products, and bulk materials are recorded using the last-in, first-out method. The remaining inventory is recorded on the average cost method. We regularly review inventory quantities on hand and record provisions for excess or obsolete inventory based primarily on historical usage, estimated product demand, and technological developments.

Allowance for bad debts

We establish an allowance for bad debts through a review of several factors, including historical collection experience, current aging status of the customer accounts, and financial condition of our customers.

Property, plant, and equipment

Other than those assets that have been written down to their fair values due to impairment, property, plant, and equipment are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are also used for tax purposes, wherever permitted. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Planned major maintenance costs are generally expensed as incurred. Expenditures for additions, modifications, and conversions are capitalized when they increase the value or extend the useful life of the asset.

Goodwill and other intangible assets

We record as goodwill the excess purchase price over the fair value of the tangible and identifiable intangible assets acquired. During the year, we recorded an additional $274 million in goodwill arising from 2008 acquisitions, of which $159 million related to the Completion and Production segment and $115 million related to the Drilling and Evaluation segment. The reported amounts of goodwill for each reporting unit are reviewed for impairment on an annual basis, during the third quarter, and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each reporting unit to the reporting unit's carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Our annual impairment tests resulted in no goodwill impairment in 2008, 2007, or 2006. In addition, there were no negative conditions, or triggering events, that occurred in 2008, 2007, or 2006 requiring us to perform additional impairment reviews.

We amortize other identifiable intangible assets with a finite life on a straight-line basis over the period which the asset is expected to contribute to our future cash flows, ranging from three years to 20 years. The components of these other intangible assets generally consist of patents, license agreements, non-compete agreements, trademarks, and customer lists and contracts.

Evaluating impairment of long-lived assets

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization is ceased while it is classified as held for sale.

Insurance

The company is self-insured up to certain retention limits for general liability, vehicle liability, group medical, and for workers' compensation claims for certain of its employees. The amounts in excess of the self-insured levels are fully insured, up to a limit. Self-insurance accruals are based on claims filed and an estimate for significant claims incurred but not reported.

Income taxes

We recognize the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in our consolidated statements of operations.

We generally do not provide income taxes on the undistributed earnings of non-United States subsidiaries because such earnings are intended to be reinvested indefinitely to finance foreign activities. These additional foreign earnings could be subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount, if any, of taxes payable. Taxes are provided as necessary with respect to earnings that are not permanently reinvested.

Derivative instruments

At times, we enter into derivative financial transactions to hedge existing or projected exposures to changing foreign currency exchange rates and commodity prices. We do not enter into derivative transactions for speculative or trading purposes. We recognize all derivatives on the balance sheet at fair value. Derivatives are adjusted to fair value and reflected through the results of operations. Gains or losses on foreign currency derivatives are included in "Other, net" and gains or losses on commodity derivatives are included in operating income. Our derivatives are not designated as hedges for accounting purposes.

Foreign currency translation

Foreign entities whose functional currency is the United States dollar translate monetary assets and liabilities at year-end exchange rates, and nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, cost of product sales and revenue, and expenses associated with nonmonetary balance sheet accounts, which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated income in "Other, net" in the year of occurrence. Foreign entities whose functional currency is not the United States dollar translate net assets at year-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in the consolidated statements of shareholders' equity as "Net cumulative translation adjustments."

Stock-based compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment", using the modified prospective application. Accordingly, we are recognizing compensation expense for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation cost for the unvested portion of awards that were outstanding as of January 1, 2006 is being recognized ratably over the remaining vesting period based on the fair value at date of grant. Also, beginning with the January 1, 2006 purchase period, compensation expense for our 2002 Employee Stock Purchase Plan (ESPP) is being recognized. The cumulative effect of this change in accounting principle related to stock-based awards was immaterial.

Total stock-based compensation expense for continuing operations, net of related tax effects, was $67 million in 2008, $62 million in 2007, and $49 million in 2006. Total income tax benefit recognized in continuing operations for stock-based compensation arrangements was $36 million in 2008, $35 million in 2007, and $27 million in 2006.

The majority of our options are generally issued during the second quarter of the year. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The expected volatility of options granted was a blended rate based upon implied volatility calculated on actively traded options on our common stock and upon the historical volatility of our common stock. The expected term of options granted was based upon historical observation of actual time elapsed between date of grant and exercise of options for all employees. The assumptions and resulting fair values of options granted were as follows:

	Year Ended December 31		
	2008	2007	2006
Expected term (in years)	5.20	5.14	5.24
Expected volatility	32.30%	35.70%	42.20%
Expected dividend yield	0.71 – 2.38%	0.89 – 1.14%	0.76 – 1.06%
Risk-free interest rate	1.57 – 3.32%	3.37 – 5.00%	4.30 – 5.03 %
Weighted average grant-date fair value per share	$ 12.28	$ 11.35	$ 14.20

The fair value of ESPP shares was estimated using the Black-Scholes option pricing model. The expected volatility was a one-year historical volatility of our common stock. The assumptions and resulting fair values were as follows:

	Offering period July 1 through December 31		
	2008	2007	2006
Expected term (in years)	0.5	0.5	0.5
Expected volatility	28.88%	29.49%	37.77%
Expected dividend yield	0.67%	1.03%	0.80%
Risk-free interest rate	2.17%	4.98%	5.29%
Weighted average grant-date fair value per share	$ 12.58	$ 7.97	$ 9.32

	Offering period January 1 through June 30		
	2008	2007	2006
Expected term (in years)	0.5	0.5	0.5
Expected volatility	24.69%	34.91%	35.65%
Expected dividend yield	0.93%	1.00%	0.75%
Risk-free interest rate	3.40%	5.09%	4.38%
Weighted average grant-date fair value per share	$ 8.64	$ 7.20	$ 7.91

See Note 12 for further detail on stock incentive plans.

Note 2. KBR Separation

In November 2006, KBR completed an initial public offering (IPO), in which it sold approximately 32 million shares of KBR common stock at $17.00 per share. Proceeds from the IPO were approximately $508 million, net of underwriting discounts and commissions and offering expenses. The increase in the carrying amount of our investment in KBR, resulting from the IPO, was recorded in "Paid-in capital in excess of par value" on our consolidated balance sheet at December 31, 2006. On April 5, 2007, we completed the separation of KBR from us by exchanging the 135.6 million shares of KBR common stock owned by us on that date for 85.3 million shares of our common stock. In the second quarter of 2007, we recorded a gain on the disposition of KBR of approximately $933 million, net of tax and the estimated fair value of the indemnities and guarantees provided to KBR as described below, which is included in income from discontinued operations on the consolidated statement of operations. During 2008, adjustments of $420 million, net of tax, to our liability for indemnities and guarantees were reflected as a loss in "Income (loss) from discontinued operations, net of income tax."

The following table presents the financial results of KBR, which are reflected as discontinued operations in our consolidated statements of operations. For accounting purposes, we ceased including KBR's operations in our results effective March 31, 2007.

	Year Ended December 31	
Millions of dollars	2007	2006
Revenue	$ 2,250	$ 9,621
Operating income	$ 62	$ 239
Net income	$ 23 (a)	$ 180

(a) Net income for 2007 represents our 81% share of KBR's results from January 1, 2007 through March 31, 2007.

We entered into various agreements relating to the separation of KBR, including, among others, a master separation agreement, a registration rights agreement, a tax sharing agreement, transition services agreements, and an employee matters agreement. The master separation agreement provides for, among other things, KBR's responsibility for liabilities related to its business and our responsibility for liabilities unrelated to KBR's business. We provide indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for:

- fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the United States Foreign Corrupt Practices Act (FCPA) or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by a consortium of engineering firms comprised of Technip SA of France, Snamprogetti Netherlands B.V., JGC Corporation of Japan, and Kellogg Brown & Root LLC (TSKJ) of a natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria; and
- all out-of-pocket cash costs and expenses, or cash settlements or cash arbitration awards in lieu thereof, KBR may incur after the effective date of the master separation agreement as a result of the replacement of the subsea flowline bolts installed in connection with the Barracuda-Caratinga project.

Additionally, we provide indemnities, performance guarantees, surety bond guarantees, and letter of credit guarantees that are currently in place in favor of KBR's customers or lenders under project contract, credit agreements, letters of credit, and other KBR credit instruments. These indemnities and guarantees will continue until they expire at the earlier of: (1) the termination of the underlying project contract or KBR obligations there under; (2) the expiration of the relevant credit support instrument in accordance with its terms or release of such instrument by the customer; or (3) the expiration of the credit agreements. Further, KBR and we have agreed that, until December 31, 2009, we will issue additional guarantees, indemnification, and reimbursement commitments for KBR's benefit in connection with: (a) letters of credit necessary to comply with KBR's Egypt Basic Industries Corporation ammonia plant contract, KBR's Allenby & Connaught project, and all other KBR project contracts that were in place as of December 15, 2005; (b) surety bonds issued to support new task orders pursuant to the Allenby & Connaught project, two job order contracts for KBR's Government and Infrastructure segment, and all other KBR project contracts that were in place as of December 15, 2005; and (c) performance guarantees in support of these contracts. KBR is compensating us for these guarantees. We have also provided a limited indemnity, with respect to FCPA and anti-trust governmental and third-party claims, to the lender parties under KBR's revolving credit agreement expiring in December 2010. KBR has agreed to indemnify us, other than for the FCPA and Barracuda-Caratinga bolts matter, if we are required to perform under any of the indemnities or guarantees related to KBR's revolving credit agreement, letters of credit, surety bonds, or performance guarantees described above.

During the second quarter of 2007, we recorded $190 million, as a reduction of the gain on the disposition of KBR, to reflect the estimated fair value of the above indemnities and guarantees, net of the associated estimated future tax benefit. During 2008, we recorded $420 million, net of tax, as a loss to discontinued operations to reflect the resolution of the Department of Justice (DOJ) and Securities and Exchange Commission (SEC) FCPA investigations and the impact of our most recent assumptions regarding the resolution of the Barracuda-Caratinga bolt arbitration matter under the indemnities and guarantees provided to KBR upon separation. We did not record a tax benefit related to the resolution of the DOJ and SEC investigations. These indemnities and guarantees are primarily included in "Department of Justice and Securities and Exchange Commission settlement and indemnity, current" and "Other liabilities" on the consolidated balance sheets and totaled $631 million at December 31, 2008. Excluding the DOJ and SEC matters noted above, our estimation of the remaining obligation for other indemnities and guarantees provided to KBR upon separation was $72 million at December 31, 2008. See Note 10 for further discussion of the FCPA and Barracuda-Caratinga matters.

The tax sharing agreement provides for allocations of United States and certain other jurisdiction tax liabilities between us and KBR.

Note 3. Acquisitions and Dispositions

We have completed various acquisitions for cash payments in the aggregate of approximately $652 million during 2008, $563 million during 2007, and $27 million during 2006. None of these acquisitions were significant on an individual basis.

WellDynamics B.V.

In July 2008, we acquired the remaining 49% equity interest in WellDynamics B.V. (WellDynamics) from Shell Technology Ventures Fund 1 B.V. (STV Fund), resulting in our 100% ownership of WellDynamics. WellDynamics is a provider of intelligent well completion technology and its results of operations are included in our Completion and Production segment.

PSL Energy Services Limited

In July 2007, we acquired the entire share capital of PSL Energy Services Limited (PSLES), a leading eastern hemisphere provider of process, pipeline, and well intervention services. PSLES has operational bases in the United Kingdom, Norway, the Middle East, Azerbaijan, Algeria, and Asia Pacific. We paid $335 million for PSLES, consisting of $331 million in cash and $4 million in debt assumed. We have recorded goodwill of $158 million and intangible assets of $61 million associated with the acquisition. Beginning in August 2007, PSLES's results of operations are included in our Completion and Production segment.

Dresser, Ltd. interest

As a part of our sale of Dresser Equipment Group in 2001, we retained a small equity interest in Dresser Inc.'s Class A common stock. Dresser Inc. was later reorganized as Dresser, Ltd., and we exchanged our shares for shares of Dresser, Ltd. In May 2007, we sold our remaining interest in Dresser, Ltd. We received $70 million in cash from the sale and recorded a $49 million gain.

Ultraline Services Corporation

In January 2007, we acquired all intellectual property, current assets, and existing business associated with Calgary-based Ultraline Services Corporation (Ultraline), a division of Savanna Energy Services Corp. Ultraline is a provider of wireline services in Canada. We paid approximately $178 million for Ultraline and recorded goodwill of $124 million and intangible assets of $41 million. Beginning in February 2007, Ultraline's results of operations are included in our Drilling and Evaluation segment.

Note 4. Business Segment Information

Subsequent to the KBR separation, in the third quarter of 2007, we realigned our products and services to improve operational and cost management efficiencies, better serve our customers, and become better aligned with the process of exploring for and producing from oil and natural gas wells. We now operate under two divisions, which form the basis for the two operating segments we report: the Completion and Production segment and the Drilling and Evaluation segment. All periods presented reflect reclassifications related to the change in operating segments and the reclassification of certain amounts between the operating segments and "Corporate and other." KBR results are presented as discontinued operations as a result of the separation of KBR from us.

Following is a discussion of our operating segments.

Completion and Production delivers cementing, stimulation, intervention, and completion services. This segment consists of production enhancement services, completion tools and services, and cementing services.

Production enhancement services include stimulation services, pipeline process services, sand control services, and well intervention services. Stimulation services optimize oil and gas reservoir production through a variety of pressure pumping services, nitrogen services, and chemical processes, commonly known as hydraulic fracturing and acidizing. Pipeline process services include pipeline and facility testing, commissioning, and cleaning via pressure pumping, chemical systems, specialty equipment, and nitrogen, which are provided to the midstream and downstream sectors of the energy business. Sand control services include fluid and chemical systems and pumping services for the prevention of formation sand production. Well intervention services enable live well intervention and continuous pipe deployment capabilities through the use of hydraulic workover systems and coiled tubing tools and services.

Completion tools and services include subsurface safety valves and flow control equipment, surface safety systems, packers and specialty completion equipment, intelligent completion systems, expandable liner hanger systems, sand control systems, well servicing tools, and reservoir performance services. Reservoir performance services include testing tools, real-time reservoir analysis, and data acquisition services.

Cementing services involve bonding the well and well casing while isolating fluid zones and maximizing wellbore stability. Our cementing service line also provides casing equipment.

Drilling and Evaluation provides field and reservoir modeling, drilling, evaluation, and well construction solutions that enable customers to model, measure, and optimize their well placement, stability, and reservoir evaluation activities. This segment consists of fluid services, drilling services, drill bits, wireline and perforating services, software and asset solutions, and project management services.

Fluid services provides drilling fluid systems, performance additives, completion fluids, solids control, specialized testing equipment, and waste management services for oil and gas drilling, completion, and workover operations.

Drilling services provides drilling systems and services. These services include directional and horizontal drilling, measurement-while-drilling, logging-while-drilling, surface data logging, multilateral systems, underbalanced applications, and rig site information systems. Our drilling systems offer directional control for precise wellbore placement while providing important measurements about the characteristics of the drill string and geological formations while drilling wells. Real-time operating capabilities enable the monitoring of well progress and aid decision-making processes.

Drill bits provides roller cone rock bits, fixed cutter bits, hole enlargement and related downhole tools and services used in drilling oil and gas wells. In addition, coring equipment and services are provided to acquire cores of the formation drilled for evaluation.

Wireline and perforating services include open-hole wireline services that provide information on formation evaluation, including resistivity, porosity, density, rock mechanics, and fluid sampling. Also offered are cased-hole and slickline services, which provide cement bond evaluation, reservoir monitoring, pipe evaluation, pipe recovery, mechanical services, well intervention, perforating, and borehole seismic services. Perforating services include tubing-conveyed perforating services and products. Borehole seismic services include fracture analysis and mapping.

Software and asset solutions is a supplier of integrated exploration, drilling, and production software information systems, as well as consulting and data management services for the upstream oil and gas industry.

The Drilling and Evaluation segment also provides oilfield project management and integrated solutions to independent, integrated, and national oil companies. These offerings make use of all of our oilfield services, products, technologies, and project management capabilities to assist our customers in optimizing the value of their oil and gas assets.

Corporate and other includes expenses related to support functions and corporate executives. Also included are certain gains and losses that are not attributable to a particular business segment. "Corporate and other" represents assets not included in a business segment and is primarily composed of cash and equivalents, deferred tax assets, and marketable securities.

Intersegment revenue and revenue between geographic areas are immaterial. Our equity in earnings and losses of unconsolidated affiliates that are accounted for under the equity method is included in revenue and operating income of the applicable segment.

The following tables present information on our business segments.

Operations by business segment

	Year Ended December 31		
Millions of dollars	2008	2007	2006
Revenue:			
Completion and Production	$ 9,935	$ 8,386	$ 7,221
Drilling and Evaluation	8,344	6,878	5,734
Total	$ 18,279	$ 15,264	$ 12,955
Operating income:			
Completion and Production	$ 2,409	$ 2,199	$ 2,140
Drilling and Evaluation	1,865	1,485	1,328
Corporate and other	(264)	(186)	(223)
Total	$ 4,010	$ 3,498	$ 3,245
Capital expenditures:			
Completion and Production	$ 797	$ 791	$ 441
Drilling and Evaluation	1,021	759	390
Corporate and other	6	33	3
Total	$ 1,824	$ 1,583	$ 834
Depreciation, depletion, and amortization:			
Completion and Production	$ 366	$ 288	$ 239
Drilling and Evaluation	372	295	241
Total	$ 738	$ 583	$ 480

	December 31		
Millions of dollars	2008	2007	2006
Total assets:			
Completion and Production	$ 6,045	$ 4,842	$ 3,636
Drilling and Evaluation	6,096	4,606	3,566
Shared assets	648	672	1,216
Corporate and other	1,596	3,015	3,047
Discontinued operations	–	–	5,395
Total	$ 14,385	$ 13,135	$ 16,860

Not all assets are associated with specific segments. Those assets specific to segments include receivables, inventories, certain identified property, plant, and equipment (including field service equipment), equity in and advances to related companies, and goodwill. The remaining assets, such as cash, are considered to be shared among the segments.

Revenue by country is determined based on the location of services provided and products sold.

Operations by geographic area

	Year Ended December 31		
Millions of dollars	2008	2007	2006
Revenue:			
United States	$ 7,775	$ 6,673	$ 5,869
Other countries	10,504	8,591	7,086
Total	$ 18,279	$ 15,264	$ 12,955

Millions of dollars	December 31 2008	2007	2006
Long-lived assets:			
United States	$ 3,571	$ 2,733	$ 2,045
Other countries	3,027	2,263	1,413
Total	$ 6,598	$ 4,996	$ 3,458

Note 5. Receivables

Our trade receivables are generally not collateralized. At December 31, 2008, 34% of our gross trade receivables were from customers in the United States. At December 31, 2007, 35% of our gross trade receivables were from customers in the United States. No other country accounted for more than 10% of our gross trade receivables at these dates.

Note 6. Inventories

Inventories are stated at the lower of cost or market. In the United States we manufacture certain finished products and parts inventories for drill bits, completion products, bulk materials, and other tools that are recorded using the last-in, first-out method, which totaled $92 million at December 31, 2008 and $71 million at December 31, 2007. If the average cost method had been used, total inventories would have been $31 million higher than reported at December 31, 2008 and $25 million higher than reported at December 31, 2007. The cost of the remaining inventory was recorded on the average cost method. Inventories consisted of the following:

Millions of dollars	December 31 2008	2007
Finished products and parts	$ 1,312	$ 1,042
Raw materials and supplies	446	325
Work in process	70	92
Total	$ 1,828	$ 1,459

Finished products and parts are reported net of obsolescence reserves of $81 million at December 31, 2008 and $65 million at December 31, 2007.

Note 7. Investments in marketable securities

At December 31, 2007, we had $388 million invested in marketable securities, consisting of auction-rate securities and variable-rate demand notes which were classified as available-for-sale and recorded at fair value. In January 2008, we sold the entire balance of marketable securities at face value. At December 31, 2008, we held no investments in marketable securities.

Note 8. Property, Plant, and Equipment

Property, plant, and equipment were composed of the following:

Millions of dollars	December 31 2008	2007
Land	$ 58	$ 46
Buildings and property improvements	1,082	869
Machinery, equipment, and other	8,208	6,841
Total	9,348	7,756
Less accumulated depreciation	4,566	4,126
Net property, plant, and equipment	$ 4,782	$ 3,630

The percentages of total buildings and property improvements and total machinery, equipment, and other, excluding oil and gas investments, are depreciated over the following useful lives:

	Buildings and Property Improvements	
	2008	2007
1 – 10 years	17%	17%
11 – 20 years	46%	50%
21 – 30 years	12%	13%
31 – 40 years	25%	20%

	Machinery, Equipment, and Other	
	2008	2007
1 – 5 years	19%	22%
6 – 10 years	74%	72%
11 – 20 years	7%	6%

Note 9. Debt

Short-term notes payable consist primarily of overdraft and other facilities with varying rates of interest. Long-term debt consisted of the following:

Millions of dollars	December 31 2008	2007
6.7% senior notes due September 2038	$ 800	$ –
5.5% senior notes due October 2010	749	749
5.9% senior notes due September 2018	400	–
7.6% senior debentures due August 2096	294	294
8.75% senior debentures due February 2021	185	185
3.125% convertible senior notes due July 2023	–	1,200
Other	184	358
Total long-term debt	2,612	2,786
Less current portion	26	159
Noncurrent portion of long-term debt	$ 2,586	$ 2,627

Convertible notes

Our 3.125% convertible senior notes due July 2023 became redeemable at our option on July 15, 2008. On July 30, 2008, we gave notice of redemption on the convertible notes. In lieu of redemption, the holders of the convertible notes could convert each $1,000 principal amount of convertible notes into 53.4069 shares of our common stock. Substantially all of the holders timely elected to convert during the third quarter of 2008. Upon conversion, we settled the principal amount of our convertible notes in cash and the premium on the notes with a combination of $693 million in cash and approximately $840 million, or 20 million shares, of our treasury stock. The settlement of the principal amount was funded with the proceeds from the issuance of 6.7% and 5.9% senior notes. We recorded a non-tax deductible loss of $693 million in the third quarter of 2008, in "Other, net" on our consolidated statement of operations, related to the portion of the premium settled in cash.

Other senior debt

We have issued various senior notes and debentures, all of which rank equally with our existing and future senior unsecured indebtedness, have semiannual interest payments, and no sinking fund requirements. We may redeem some of the 6.7% and 5.9% senior notes from time to time or all of the notes of each series at any time at the redemption prices, plus accrued and unpaid interest. Our 5.5% senior notes are redeemable by us, in whole or in part, at any time, subject to a redemption price equal to the greater of 100% of the principal amount of the notes or the sum of the present values of the remaining scheduled payments of principal and interest due on the notes discounted to the redemption date at the treasury rate plus 25 basis points. Our 7.6% and 8.75% senior debentures may not be redeemed prior to maturity.

Revolving credit facilities

We have an unsecured, $1.2 billion credit facility expiring 2012 whose purpose is to provide commercial paper support, general working capital, and credit for other corporate purposes. On October 10, 2008, we entered into an unsecured, six-month revolving credit facility, with current commitments of $400 million, to give us additional liquidity and for other general corporate purposes. We are able to draw on the facility once we have used all of our existing $1.2 billion, five-year revolving credit facility. There were no cash drawings under the revolving credit facilities as of December 31, 2008.

Maturities

Our debt matures as follows: $26 million in 2009; $749 million in 2010; and $1.8 billion in 2017 and thereafter.

Note 10. Commitments and Contingencies

Foreign Corrupt Practices Act investigations

In February 2009, the FCPA investigations by the DOJ and the SEC were resolved. The DOJ and SEC investigations resulted from allegations of improper payments to government officials in Nigeria in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria.

TSKJ is a private limited liability company registered in Madeira, Portugal whose members are Technip SA of France, Snamprogetti Netherlands B.V. (a subsidiary of Saipem SpA of Italy), JGC Corporation of Japan, and Kellogg Brown & Root LLC (a subsidiary of KBR), each of which had an approximate 25% interest in the venture. TSKJ and other similarly owned entities entered into various contracts to build and expand the liquefied natural gas project for Nigeria LNG Limited, which is owned by the Nigerian National Petroleum Corporation, Shell Gas B.V., Cleag Limited (an affiliate of Total), and Agip International B.V. (an affiliate of ENI SpA of Italy).

In addition to the DOJ and the SEC investigations, we are aware of other investigations in France, Nigeria, Great Britain, and Switzerland regarding the Bonny Island project.

We provided indemnification in favor of KBR under the master separation agreement for certain contingent liabilities, including our indemnification of KBR and any of its greater than 50%-owned subsidiaries as of November 20, 2006, the date of the master separation agreement, for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of a claim made or assessed by a governmental authority in the United States, the United Kingdom, France, Nigeria, Switzerland, and/or Algeria, or a settlement thereof, related to alleged or actual violations occurring prior to November 20, 2006 of the FCPA or particular, analogous applicable foreign statutes, laws, rules, and regulations in connection with investigations pending as of that date, including with respect to the construction and subsequent expansion by TSKJ of the Bonny Island project.

With respect to the DOJ, in February 2009, a subsidiary of KBR, Inc. pleaded guilty to conspiring to violate the FCPA and to substantive violations of the anti-bribery provisions of the FCPA in connection with the Bonny Island project. The DOJ investigation was resolved with respect to us with a non-prosecution agreement in which the DOJ agreed not to bring FCPA or bid coordination-related charges against us with respect to the matters under investigation, and in which we agreed to continue to cooperate with the DOJ's ongoing investigation and to refrain from and self-report certain FCPA violations. The DOJ agreement does not provide for a monitor for us.

As a result of our indemnity in favor of KBR under the master separation agreement with KBR and the KBR subsidiary's criminal plea, we have paid $49 million and will pay an additional $333 million in seven installments over the next seven quarters of the $402 million criminal fine payable by KBR as part of the resolution of the DOJ investigation, with KBR consenting to pay the remaining $20 million.

With respect to the SEC, without admitting or denying the allegations in an SEC complaint, we consented to the entry of a final judgment that permanently enjoins us from violating the record-keeping and internal control provisions of the FCPA. KBR also entered into a related settlement with the SEC. As part of our settlement with the SEC, we agreed to be jointly and severally liable with KBR for, and will pay the SEC, $177 million in disgorgement in the first quarter of 2009.

In addition, as part of the resolution of the SEC investigation, we will retain an independent consultant to conduct a 60-day review and evaluation of our internal controls and record-keeping policies as they relate to the FCPA, and we will adopt any necessary anti-bribery and foreign agent internal controls and record-keeping procedures recommended by or agreed upon with the independent consultant. In 2010, the independent consultant will perform a 30-day follow-up review to confirm that we have implemented the recommendations and continued the application of our current policies and procedures.

The settlements and the other ongoing investigations could result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages, damage to our business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of us or our current or former subsidiaries.

KBR has agreed that Halliburton's indemnification obligations with respect to the DOJ and SEC FCPA investigations have been fully satisfied. Our indemnity of KBR continues with respect to other investigations within the scope of our indemnity.

Our indemnification obligation to KBR does not include losses resulting from third-party claims against KBR, including claims for special, indirect, derivative or consequential damages, nor does our indemnification apply to damage to KBR's business or reputation, loss of, or adverse effect on, cash flow, assets, goodwill, results of operations, business prospects, profits or business value or claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders, or other interest holders or constituents of KBR or KBR's current or former subsidiaries.

To reflect the resolution of the DOJ and SEC FCPA investigations and to reflect other adjustments to the indemnities and guarantees provided to KBR upon separation, we recorded $420 million, net of tax, in 2008 as a loss from discontinued operations. We did not record a tax benefit related to the resolution of the DOJ and SEC FCPA investigations. As of December 31, 2008 and December 31, 2007, $559 million and $142 million are recorded related to our obligations regarding DOJ and SEC FCPA matters in our consolidated balance sheets in "Department of Justice and Securities and Exchange Commission settlement and indemnity, current" and "Other liabilities." See Note 2 for additional information.

Bidding practices investigation

In connection with the investigation into payments relating to the Bonny Island project in Nigeria, information was uncovered suggesting that, possibly beginning as early as the mid-1980s, former Kellogg Brown & Root, Inc. employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects. Halliburton's indemnity to KBR does not extend to liabilities for governmental fines or third-party claims arising out of these activities. The settlement with the DOJ included an agreement by the DOJ not to bring bid coordination-related charges against us.

Barracuda-Caratinga arbitration

We also provided indemnification in favor of KBR under the master separation agreement for all out-of-pocket cash costs and expenses (except for legal fees and other expenses of the arbitration so long as KBR controls and directs it), or cash settlements or cash arbitration awards, KBR may incur after November 20, 2006 as a result of the replacement of certain subsea flowline bolts installed in connection with the Barracuda-Caratinga project. Under the master separation agreement, KBR currently controls the defense, counterclaim, and settlement of the subsea flowline bolts matter. As a condition of our indemnity, for any settlement to be binding upon us, KBR must secure our prior written consent to such settlement's terms. We have the right to terminate the indemnity in the event KBR enters into any settlement without our prior written consent. Our estimation of the indemnity obligation regarding the Barracuda-Caratinga arbitration is recorded as a liability in our consolidated financial statements as of December 31, 2008 and December 31, 2007. See Note 2 for additional information regarding the KBR indemnification.

At Petrobras' direction, KBR replaced certain bolts located on the subsea flowlines that failed through mid-November 2005, and KBR has informed us that additional bolts have failed thereafter, which were replaced by Petrobras. These failed bolts were identified by Petrobras when it conducted inspections of the bolts. A key issue in the arbitration is which party is responsible for the designation of the material to be used for the bolts. We understand that KBR believes that an instruction to use the particular bolts was issued by Petrobras, and as such, KBR believes the cost resulting from any replacement is not KBR's responsibility. We understand Petrobras disagrees. We understand KBR believes several possible solutions may exist, including replacement of the bolts. Estimates indicate that costs of these various solutions range up to $148 million. In March 2006, Petrobras commenced arbitration against KBR claiming $220 million plus interest for the cost of monitoring and replacing the defective bolts and all related costs and expenses of the arbitration, including the cost of attorneys' fees. We understand KBR is vigorously defending and pursuing recovery of the costs incurred to date through the arbitration process and to that end has submitted a counterclaim in the arbitration seeking the recovery of $22 million. The arbitration panel held an evidentiary hearing during the week of March 31, 2008 and took evidence and arguments under advisement.

Securities and related litigation

In June 2002, a class action lawsuit was filed against us in federal court alleging violations of the federal securities laws after the SEC initiated an investigation in connection with our change in accounting for revenue on long-term construction projects and related disclosures. In the weeks that followed, approximately twenty similar class actions were filed against us. Several of those lawsuits also named as defendants several of our present or former officers and directors. The class action cases were later consolidated, and the amended consolidated class action complaint, styled *Richard Moore, et al. v. Halliburton Company, et al.*, was filed and served upon us in April 2003. As a result of a substitution of lead plaintiffs, the case is now styled *Archdiocese of Milwaukee Supporting Fund (AMSF) v. Halliburton Company, et al.* We settled with the SEC in the second quarter of 2004.

In June 2003, the lead plaintiffs filed a motion for leave to file a second amended consolidated complaint, which was granted by the court. In addition to restating the original accounting and disclosure claims, the second amended consolidated complaint included claims arising out of the 1998 acquisition of Dresser Industries, Inc. by Halliburton, including that we failed to timely disclose the resulting asbestos liability exposure.

In April 2005, the court appointed new co-lead counsel and named AMSF the new lead plaintiff, directing that it file a third consolidated amended complaint and that we file our motion to dismiss. The court held oral arguments on that motion in August 2005, at which time the court took the motion under advisement. In March 2006, the court entered an order in which it granted the motion to dismiss with respect to claims arising prior to June 1999 and granted the motion with respect to certain other claims while permitting AMSF to re-plead some of those claims to correct deficiencies in its earlier complaint. In April 2006, AMSF filed its fourth amended consolidated complaint. We filed a motion to dismiss those portions of the complaint that had been re-pled. A hearing was held on that motion in July 2006, and in March 2007 the court ordered dismissal of the claims against all individual defendants other than our Chief Executive Officer (CEO). The court ordered that the case proceed against our CEO and Halliburton.

In September 2007, AMSF filed a motion for class certification, and our response was filed in November 2007. The court held a hearing in March 2008, and issued an order November 3, 2008 denying AMSF's motion for class certification. AMSF then filed a motion with the Fifth Circuit Court of Appeals requesting permission to appeal the district court's order denying class certification. The Fifth Circuit granted AMSF's motion and the order denying class certification is currently on appeal. The case will remain stayed in the district court pending the outcome of the appeal. As of December 31, 2008, we had not accrued any amounts related to this matter because we do not believe that a loss is probable. Further, an estimate of possible loss or range of loss related to this matter cannot be made.

Asbestos insurance settlements

At December 31, 2004, we resolved all open and future asbestos- and silica-related claims in the prepackaged Chapter 11 proceedings of DII Industries LLC, Kellogg Brown & Root LLC, and our other affected subsidiaries that had previously been named as defendants in a large number of asbestos- and silica-related lawsuits. During 2004, we settled insurance disputes with substantially all the insurance companies for asbestos- and silica-related claims and all other claims under the applicable insurance policies and terminated all the applicable insurance policies.

Under the insurance settlements entered into as part of the resolution of our Chapter 11 proceedings, we have agreed to indemnify our insurers under certain historic general liability insurance policies in certain situations. We have concluded that the likelihood of any claims triggering the indemnity obligations is remote, and we believe any potential liability for these indemnifications will be immaterial. Further, an estimate of possible loss or range of loss related to this matter cannot be made. At December 31, 2008, we had not recorded any liability associated with these indemnifications.

Environmental

We are subject to numerous environmental, legal, and regulatory requirements related to our operations worldwide. In the United States, these laws and regulations include, among others:

- the Comprehensive Environmental Response, Compensation, and Liability Act;
- the Resource Conservation and Recovery Act;
- the Clean Air Act;
- the Federal Water Pollution Control Act; and
- the Toxic Substances Control Act.

In addition to the federal laws and regulations, states and other countries where we do business may have numerous environmental, legal, and regulatory requirements by which we must abide. We evaluate and address the environmental impact of our operations by assessing and remediating contaminated properties in order to avoid future liabilities and comply with environmental, legal, and regulatory requirements. On occasion, we are involved in specific environmental litigation and claims, including the remediation of properties we own or have operated, as well as efforts to meet or correct compliance-related matters. Our Health, Safety, and Environment group has several programs in place to maintain environmental leadership and to prevent the occurrence of environmental contamination.

We do not expect costs related to these remediation requirements to have a material adverse effect on our consolidated financial position or our results of operations. Our accrued liabilities for environmental matters were $64 million as of December 31, 2008 and $72 million as of December 31, 2007. Our total liability related to environmental matters covers numerous properties.

We have subsidiaries that have been named as potentially responsible parties along with other third parties for 8 federal and state superfund sites for which we have established a liability. As of December 31, 2008, those 8 sites accounted for approximately $10 million of our total $64 million liability. For any particular federal or state superfund site, since our estimated liability is typically within a range and our accrued liability may be the amount on the low end of that range, our actual liability could eventually be well in excess of the amount accrued. Despite attempts to resolve these superfund matters, the relevant regulatory agency may at any time bring suit against us for amounts in excess of the amount accrued. With respect to some superfund sites, we have been named a potentially responsible party by a regulatory agency; however, in each of those cases, we do not believe we have any material liability. We also could be subject to third-party claims with respect to environmental matters for which we have been named as a potentially responsible party.

Letters of credit

In the normal course of business, we have agreements with banks under which approximately $2.2 billion of letters of credit, surety bonds, or bank guarantees were outstanding as of December 31, 2008, including approximately $828 million that relate to KBR. These KBR letters of credit, surety bonds, or bank guarantees are being guaranteed by us in favor of KBR's customers and lenders. KBR has agreed to compensate us for these guarantees and indemnify us if we are required to perform under any of these guarantees. Some of the outstanding letters of credit have triggering events that would entitle a bank to require cash collateralization.

Leases

We are obligated under operating leases, principally for the use of land, offices, equipment, manufacturing and field facilities, and warehouses. Total rentals, net of sublease rentals, were $561 million in 2008, $487 million in 2007, and $402 million in 2006.

Future total rentals on noncancellable operating leases are as follows: $183 million in 2009; $161 million in 2010; $130 million in 2011; $84 million in 2012; $66 million in 2013; and $175 million thereafter.

Note 11. Income Taxes

The components of the provision for income taxes on continuing operations were:

	Year Ended December 31		
Millions of dollars	2008	2007	2006
Current income taxes:			
Federal	$ (561)	$ (560)	$ (156)
Foreign	(346)	(449)	(122)
State	(50)	(38)	(11)
Total current	(957)	(1,047)	(289)
Deferred income taxes:			
Federal	(303)	129	(600)
Foreign	64	7	(95)
State	(15)	4	(19)
Total deferred	(254)	140	(714)
Provision for income taxes	$ (1,211)	$ (907)	$ (1,003)

The United States and foreign components of income from continuing operations before income taxes and minority interest were as follows:

	Year Ended December 31		
Millions of dollars	2008	2007	2006
United States	$ 1,988	$ 2,219	$ 2,280
Foreign	1,175	1,241	919
Total	$ 3,163	$ 3,460	$ 3,199

Reconciliations between the actual provision for income taxes on continuing operations and that computed by applying the United States statutory rate to income from continuing operations before income taxes and minority interest were as follows:

	Year Ended December 31		
	2008	2007	2006
United States statutory rate	35.0%	35.0%	35.0%
Repurchase premium paid in cash to retire debt	8.0	-	-
Adjustments of prior year taxes	(2.3)	(0.3)	(2.1)
Impact of foreign income taxed at different rates	(1.4)	(2.3)	(1.3)
Other impact of foreign operations	(1.3)	(3.9)	3.1
Valuation allowance	0.1	(2.0)	(3.3)
Other items, net	0.2	(0.3)	-
Total effective tax rate on continuing operations	38.3%	26.2%	31.4%

The major component of the difference between the 2008 statutory rate compared to the effective rate was related to our inability to recognize a benefit for the $693 million loss on the settlement of our convertible debt, as United States tax law generally prohibits a company from recognizing a tax deduction for a repurchase premium paid to retire debt that is convertible into the stock of the issuing company. The major component of the difference between the 2007 statutory rate compared to the effective rate was the favorable impact of the ability to recognize United States foreign tax credits of approximately $205 million. This amount consisted of approximately $68 million of a change in valuation allowance for credits previously recognized and approximately $137 million reflected in other impact of foreign operations for changes to United States tax filings to claim foreign tax credits rather than deducting foreign taxes. The major component of the difference between the 2006 statutory tax rate compared to the effective tax rate was the release of the remaining valuation allowance for future tax attributes related to United States net operating losses established in prior years, the majority of which was released in 2005.

The primary components of our deferred tax assets and liabilities and the related valuation allowances were as follows:

	December 31	
Millions of dollars	2008	2007
Gross deferred tax assets:		
Employee compensation and benefits	$ 324	$ 262
Accrued liabilities	81	80
Foreign tax credit carryforward	79	61
Capitalized research and experimentation	74	94
Net operating loss carryforwards	50	24
Insurance accruals	47	46
Software revenue recognition	31	37
Inventory	26	63
Alternative minimum tax credit carryforward	–	19
Other	49	176
Total gross deferred tax assets	761	862
Gross deferred tax liabilities:		
Depreciation and amortization	303	164
Joint ventures, partnerships, and unconsolidated affiliates	25	34
Other	38	55
Total gross deferred tax liabilities	366	253
Valuation allowances:		
Net operating loss carryforwards	14	22
Other	–	7
Total valuation allowances	14	29
Net deferred income tax asset	$ 381	$ 580

At December 31, 2008, we had a total of $137 million of foreign net operating loss carryforwards, of which $66 million will expire from 2009 through 2021 and $71 million will not expire due to indefinite expiration dates. At December 31, 2008, we had $40 million of domestic net operating loss carryforwards that will expire from 2021 through 2028. At December 31, 2008, we had United States foreign tax credit carryforwards of $79 million that are expected to expire beginning in 2018.

We established a valuation allowance on certain foreign operating loss carryforwards on the basis that we believe these assets will not be utilized in the statutory carryover period. The majority of the 2008 valuation allowance change was recorded as an adjustment to goodwill.

Effective January 1, 2007, we adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." FIN 48, as amended May 2007 by FASB Staff Position (FSP) FIN 48-1, "Definition of 'Settlement' in FASB Interpretation No. 48," prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of this change in accounting principle related to FIN 48 was immaterial.

The following presents a rollforward of our unrecognized tax benefits and associated interest and penalties.

Millions of dollars	Unrecognized Tax Benefits	Interest and Penalties
Balance at January 1, 2007	$ 242	$ 34
Change in prior year tax positions	145	–
Change in current year tax positions	34	4
Cash settlements with taxing authorities	(30)	(1)
Lapse of statute of limitations	(3)	–
Balance at December 31, 2007	$ 388	$ 37
Change in prior year tax positions	(98)	5
Change in current year tax positions	25	2
Cash settlements with taxing authorities	(5)	–
Lapse of statute of limitations	(10)	(1)
Balance at December 31, 2008	$ 300	$ 43

Tax benefits associated with United States foreign tax credits of $19 million and $99 million as of December 31, 2008 and December 31, 2007 were included in the balance of unrecognized tax benefits that could be resolved within the next 12 months. Tax benefits associated with United States research and development tax credits of $30 million were included in the balance of unrecognized tax benefits that could be resolved within the next 12 months as of December 31, 2008. Also, as of December 31, 2008 and December 31, 2007, a significant portion of our non-United States unrecognized tax benefits, while not individually significant, could be settled within the next 12 months. As of December 31, 2008 and December 31, 2007, we estimated that $163 million and $289 million of the balance of unrecognized tax benefits, if resolved in our favor, would positively impact the effective tax rate and, therefore, be recognized as additional tax benefits in our statement of operations. We file income tax returns in the United States federal jurisdiction and in various states and foreign jurisdictions. In most cases, we are no longer subject to United States federal, state, and local, or non-United States income tax examination by tax authorities for years before 1998. Tax filings of our subsidiaries, unconsolidated affiliates, and related entities are routinely examined in the normal course of business by tax authorities. Currently, our United States federal tax filings are under review for tax years 2000 through 2007.

Note 12. Shareholders' Equity and Stock Incentive Plans

The following tables summarize our common stock and other shareholders' equity activity:

Millions of dollars	Common Shares	Paid-in Capital in Excess of Par Value	Treasury Stock	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2005	$ 2,634	$ 1,501	$ (374)	$ (98)	$ 2,975	$ (266)	$ 6,372
Cash dividends paid	–	–	–	–	(306)	–	(306)
Stock plans	16	116	136	–	–	–	268
Common shares purchased	–	–	(1,339)	–	–	–	(1,339)
Tax benefit from exercise of options and restricted stock	–	53	–	–	–	–	53
Total dividends and other transactions with shareholders	16	169	(1,203)	–	(306)	–	(1,324)
Sale of stock by a subsidiary	–	117	–	–	–	–	117
Reclassification of deferred compensation	–	(98)	–	98	–	–	–
Adoption of SFAS No. 158, net of tax benefit of $146	–	–	–	–	–	(218)	(218)
Other	–	–	–	–	34	–	34
Comprehensive income (loss):							
Net income	–	–	–	–	2,348	–	2,348
Other comprehensive income:							
Cumulative translation adjustment	–	–	–	–	–	48	48
Realization of translation gains included in net income	–	–	–	–	–	(14)	(14)
Defined benefit and other postretirement plans adjustments, net of tax benefit of $16	–	–	–	–	–	2	2
Net unrealized gains on investments and derivatives, net of tax provision of $7	–	–	–	–	–	12	12
Realization of gains on investments and derivatives, net of tax provision of $0	–	–	–	–	–	(1)	(1)
Total comprehensive income	–	–	–	–	2,348	47	2,395
Balance at December 31, 2006	$ 2,650	$ 1,689	$ (1,577)	$ –	$ 5,051	$ (437)	$ 7,376

Millions of dollars	Common Shares	Paid-in Capital in Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2006	$ 2,650	$ 1,689	$(1,577)	$ 5,051	$ (437)	$ 7,376
Cash dividends paid	–	–	–	(314)	–	(314)
Stock plans	7	23	130	–	–	160
Common shares purchased	–	–	(1,374)	–	–	(1,374)
Tax benefit from exercise of options and restricted stock	–	29	–	–	–	29
Total dividends and other transactions with shareholders	7	52	(1,244)	(314)	–	(1,499)
Shares exchanged in KBR, Inc. exchange offer	–	–	(2,809)	–	–	(2,809)
Adoption of FIN 48	–	–	–	(30)	–	(30)
Other	–	–	–	(4)	–	(4)
Comprehensive income (loss):						
Net income	–	–	–	3,499	–	3,499
Other comprehensive income:						
Cumulative translation adjustment	–	–	–	–	1	1
Realization of translation gains included in net income	–	–	–	–	(24)	(24)
Defined benefit and other postretirement plans adjustments:						
Prior service cost:						
Plan amendment	–	–	–	–	(2)	(2)
Settlements/curtailments	–	–	–	–	5	5
Actuarial gain (loss):						
Net gain	–	–	–	–	105	105
Amortization of net loss	–	–	–	–	14	14
Settlements/curtailments	–	–	–	–	7	7
Tax effect on defined benefit and postretirement plans	–	–	–	–	(45)	(45)
KBR, Inc. separation	–	–	–	–	271	271
Defined benefit and other postretirement plans, net	–	–	–	–	355	355
Net unrealized gains on investments, net of tax provision of $0	–	–	–	–	1	1
Total comprehensive income	–	–	–	3,499	333	3,832
Balance at December 31, 2007	$ 2,657	$ 1,741	$(5,630)	$ 8,202	$ (104)	$ 6,866
Cash dividends paid	–	–	–	(319)	–	(319)
Stock plans	9	41	173	–	–	223
Common shares purchased	–	–	(507)	–	–	(507)
Tax benefit from exercise of options and restricted stock	–	45	–	–	–	45
Total dividends and other transactions with shareholders	9	86	(334)	(319)	–	(558)
Adoption of SFAS No. 158, net of tax benefit of $2	–	–	–	(10)	–	(10)
Portion of the convertible debt premium settled in stock, at cost	–	(713)	713	–	–	–
Comprehensive income (loss):						
Net income	–	–	–	1,538	–	1,538
Other comprehensive income:						
Cumulative translation adjustment	–	–	–	–	1	1
Defined benefit and other postretirement plans adjustments:						
Actuarial net loss	–	–	–	–	(170)	(170)
Other	–	–	–	–	18	18
Tax effect on defined benefit and postretirement plans	–	–	–	–	46	46
Defined benefit and other postretirement plans, net	–	–	–	–	(106)	(106)
Net unrealized losses on investments, net of tax benefit of $4	–	–	–	–	(6)	(6)
Total comprehensive income	–	–	–	1,538	(111)	1,427
Balance at December 31, 2008	$ 2,666	$ 1,114	$ (5,251)	$ 9,411	$ (215)	$ 7,725

Accumulated other comprehensive loss	December 31		
Millions of dollars	2008	2007	2006
Cumulative translation adjustment	$ (60)	$ (61)	$ (38)
Defined benefit and other postretirement liability adjustments	(151)	(45)	(400)
Unrealized gains (losses) on investments and derivatives	(4)	2	1
Total accumulated other comprehensive loss	$ (215)	$ (104)	$ (437)

Shares of common stock	December 31		
Millions of shares	2008	2007	2006
Issued	1,067	1,063	1,060
In treasury	(172)	(183)	(62)
Total shares of common stock outstanding	895	880	998

Our stock repurchase program has an authorization of $5.0 billion, of which $1.8 billion remained available at December 31, 2008. The program does not require a specific number of shares to be purchased and the program may be effected through solicited or unsolicited transactions in the market or in privately negotiated transactions. The program may be terminated or suspended at any time. From the inception of this program in February 2006 through December 31, 2008, we have repurchased approximately 92 million shares of our common stock for approximately $3.2 billion at an average price per share of $34.30. These numbers include the repurchases of approximately 13 million shares of our common stock for approximately $481 million at an average price per share of $36.61 during 2008.

Preferred Stock

Our preferred stock consists of five million total authorized shares at December 31, 2008, of which none are issued.

Stock Incentive Plans

Our 1993 Stock and Incentive Plan, as amended (1993 Plan), provides for the grant of any or all of the following types of stock-based awards:

- stock options, including incentive stock options and nonqualified stock options;
- restricted stock awards;
- restricted stock unit awards;
- stock appreciation rights; and
- stock value equivalent awards.

There are currently no stock appreciation rights or stock value equivalent awards outstanding.

Under the terms of the 1993 Plan, 98 million shares of common stock have been reserved for issuance to employees and non-employee directors. The plan specifies that no more than 32 million shares can be awarded as restricted stock. At December 31, 2008, approximately 12 million shares were available for future grants under the 1993 Plan, of which approximately 6 million shares remained available for restricted stock awards. The stock to be offered pursuant to the grant of an award under the 1993 Plan may be authorized but unissued common shares or treasury shares.

In addition to the provisions of the 1993 Plan, we also have stock-based compensation provisions under our Restricted Stock Plan for Non-Employee Directors and our ESPP.

Each of the active stock-based compensation arrangements is discussed below.

Stock options

All stock options under the 1993 Plan are granted at the fair market value of our common stock at the grant date. Employee stock options vest ratably over a three- or four-year period and generally expire 10 years from the grant date. Stock options granted to non-employee directors vest after six months. Compensation expense for stock options is generally recognized on a straight line basis over the entire vesting period. No further stock option grants are being made under the stock plans of acquired companies.

The following table represents our stock options activity during 2008.

Stock Options	Number of Shares *(in millions)*	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term *(years)*	Aggregate Intrinsic Value *(in millions)*
Outstanding at January 1, 2008	14.3	$ 20.81		
Granted	2.7	39.43		
Exercised	(3.9)	17.34		
Forfeited/expired	(0.3)	29.61		
Outstanding at December 31, 2008	12.8	$ 25.65	6.17	$ 22
Exercisable at December 31, 2008	8.4	$ 19.80	4.72	$ 21

The total intrinsic value of options exercised was $106 million in 2008, $68 million in 2007, and $123 million in 2006. As of December 31, 2008, there was $37 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 1.8 years.

Cash received from option exercises was $120 million during 2008, $110 million during 2007, and $159 million during 2006. The tax benefit realized from the exercise of stock options was $33 million in 2008, $22 million in 2007, and $42 million in 2006.

Restricted stock

Restricted shares issued under the 1993 Plan are restricted as to sale or disposition. These restrictions lapse periodically over an extended period of time not exceeding 10 years. Restrictions may also lapse for early retirement and other conditions in accordance with our established policies. Upon termination of employment, shares on which restrictions have not lapsed must be returned to us, resulting in restricted stock forfeitures. The fair market value of the stock on the date of grant is amortized and charged to income on a straight-line basis over the requisite service period for the entire award.

Our Restricted Stock Plan for Non-Employee Directors (Directors Plan) allows for each non-employee director to receive an annual award of 800 restricted shares of common stock as a part of their compensation. These awards have a minimum restriction period of six months, and the restrictions lapse upon the earlier of mandatory director retirement at age 72 or early retirement from the Board after four years of service. The fair market value of the stock on the date of grant is amortized over the lesser of the time from the grant date to age 72 or the time from the grant date to completion of four years of service on the Board. We reserved 200,000 shares of common stock for issuance to non-employee directors, which may be authorized but unissued common shares or treasury shares. At December 31, 2008, 122,400 shares had been issued to non-employee directors under this plan. There were 7,200 shares, 8,800 shares, and 8,000 shares of restricted stock awarded under the Directors Plan in 2008, 2007, and 2006. In addition, during 2008, our non-employee directors were awarded 18,416 shares of restricted stock under the 1993 Plan, which are included in the table below.

The following table represents our 1993 Plan and Directors Plan restricted stock awards and restricted stock units granted, vested, and forfeited during 2008.

Restricted Stock	Number of Shares *(in millions)*	Weighted Average Grant-Date Fair Value per Share
Nonvested shares at January 1, 2008	7.3	$ 27.16
Granted	4.2	36.78
Vested	(2.1)	25.02
Forfeited	(0.4)	33.57
Nonvested shares at December 31, 2008	9.0	$ 31.64

The weighted average grant-date fair value of shares granted during 2007 was $32.24 and during 2006 was $34.39. The total fair value of shares vested during 2008 was $81 million, during 2007 was $79 million, and during 2006 was $64 million. As of December 31, 2008, there was $224 million of unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock, which is expected to be recognized over a weighted average period of 4 years.

2002 Employee Stock Purchase Plan

Under the ESPP, eligible employees may have up to 10% of their earnings withheld, subject to some limitations, to be used to purchase shares of our common stock. Unless the Board of Directors shall determine otherwise, each six-month offering period commences on January 1 and July 1 of each year. The price at which common stock may be purchased under the ESPP is equal to 85% of the lower of the fair market value of the common stock on the commencement date or last trading day of each offering period. Under this plan, 24 million shares of common stock have been reserved for issuance. They may be authorized but unissued shares or treasury shares. As of December 31, 2008, 15.9 million shares have been sold through the ESPP.

Note 13. Income (Loss) per Share

Basic income (loss) per share is based on the weighted average number of common shares outstanding during the period. Effective April 5, 2007, common shares outstanding were reduced by the 85.3 million shares of our common stock that we accepted in exchange for the shares of KBR common stock we owned. Diluted income (loss) per share includes additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. A reconciliation of the number of shares used for the basic and diluted income (loss) per share calculation is as follows:

Millions of shares	2008	2007	2006
Basic weighted average common shares outstanding	877	913	1,014
Dilutive effect of:			
Convertible senior notes premium	22	29	29
Stock options	4	6	9
Restricted stock	1	2	2
Diluted weighted average common shares outstanding	904	950	1,054

In 2004, we entered into a supplemental indenture that required us to satisfy our conversion obligation for our convertible senior notes in cash, rather than in common stock, for at least the aggregate principal amount of the notes. This reduced the resulting potential earnings dilution to only include the conversion premium, which is the difference between the conversion price per share of common stock and the average share price. See the table above for the dilutive effect for 2008, 2007, and 2006. In 2008, we redeemed our 3.125% convertible senior notes. See Note 9 for additional information regarding the redemption of our convertible senior notes.

Excluded from the computation of diluted income per share were options to purchase four million shares of common stock that were outstanding in 2008, three million shares of common stock that were outstanding in 2007, and two million shares of common stock that were outstanding in 2006. These options were outstanding during these years but were excluded because the option exercise price was greater than the average market price of the common shares.

Note 14. Financial Instruments and Risk Management

Foreign exchange risk

Techniques in managing foreign exchange risk include, but are not limited to, foreign currency borrowing and investing and the use of currency derivative instruments. We selectively manage significant exposures to potential foreign exchange losses considering current market conditions, future operating activities, and the associated cost in relation to the perceived risk of loss. The purpose of our foreign currency risk management activities is to protect us from the risk that the eventual dollar cash flows resulting from the sale and purchase of services and products in foreign currencies will be adversely affected by changes in exchange rates.

We manage our currency exposure through the use of currency derivative instruments as it relates to the major currencies, which are generally the currencies of the countries in which we do the majority of our international business. These instruments are not treated as hedges for accounting purposes and generally have an expiration date of two years or less. Forward exchange contracts, which are commitments to buy or sell a specified amount of a foreign currency at a specified price and time, are generally used to manage identifiable foreign currency commitments. Forward exchange contracts and foreign exchange option contracts, which convey the right, but not the obligation, to sell or buy a specified amount of foreign currency at a specified price, are generally used to manage exposures related to assets and liabilities denominated in a foreign currency. None of the forward or option contracts are exchange traded. While derivative instruments are subject to fluctuations in value, the fluctuations are generally offset by the value of the underlying exposures being managed. The use of some contracts may limit our ability to benefit from favorable fluctuations in foreign exchange rates.

Foreign currency contracts are not utilized to manage exposures in some currencies due primarily to the lack of available markets or cost considerations (non-traded currencies). We attempt to manage our working capital position to minimize foreign currency commitments in non-traded currencies and recognize that pricing for the services and products offered in these countries should cover the cost of exchange rate devaluations. We have historically incurred transaction losses in non-traded currencies.

Notional amounts and fair market values. The notional amounts of open foreign exchange forward contracts and option contracts were $324 million at December 31, 2008 and $272 million at December 31, 2007. The notional amounts of our foreign exchange contracts do not generally represent amounts exchanged by the parties and, thus, are not a measure of our exposure or of the cash requirements related to these contracts. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as exchange rates. The estimated fair market value of our foreign exchange contracts was not material at either December 31, 2008 or December 31, 2007.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments, and trade receivables. It is our practice to place our cash equivalents and investments in high quality securities with various investment institutions. We derive the majority of our revenue from sales and services to the energy industry. Within the energy industry, trade receivables are generated from a broad and diverse group of customers. There are concentrations of receivables in the United States. We maintain an allowance for losses based upon the expected collectibility of all trade accounts receivable. In addition, see Note 5 for discussion of receivables.

There are no significant concentrations of credit risk with any individual counterparty related to our derivative contracts. We select counterparties based on their profitability, balance sheet, and a capacity for timely payment of financial commitments, which is unlikely to be adversely affected by foreseeable events.

Interest rate risk

Our outstanding debt instruments have fixed interest rates.

Fair market value of financial instruments. The estimated fair market value of long-term debt was $2.8 billion at December 31, 2008 and $4.1 billion at December 31, 2007, as compared to the carrying amount of $2.6 billion at December 31, 2008 and $2.8 billion at December 31, 2007. The fair market value of fixed-rate long-term debt is based on quoted market prices for those or similar instruments. The carrying amount of short-term financial instruments, cash and equivalents, receivables, short-term notes payable, and accounts payable, as reflected in the consolidated balance sheets, approximates fair market value due to the short maturities of these instruments. The foreign currency derivative instruments are carried on the balance sheet at fair value and are based upon third-party quotes.

Note 15. Retirement Plans

Our company and subsidiaries have various plans that cover a significant number of our employees. These plans include defined contribution plans, defined benefit plans, and other postretirement plans:

- our defined contribution plans provide retirement benefits in return for services rendered. These plans provide an individual account for each participant and have terms that specify how contributions to the participant's account are to be determined rather than the amount of pension benefits the participant is to receive. Contributions to these plans are based on pretax income and/or discretionary amounts determined on an annual basis. Our expense for the defined contribution plans for continuing operations totaled $178 million in 2008, $162 million in 2007, and $138 million in 2006;

- our defined benefit plans include both funded and unfunded pension plans, which define an amount of pension benefit to be provided, usually as a function of age, years of service, and/or compensation; and
- our postretirement medical plans are offered to specific eligible employees. These plans are contributory. For some plans, our liability is limited to a fixed contribution amount for each participant or dependent. Plan participants share the total cost for all benefits provided above our fixed contributions. Participants' contributions are adjusted as required to cover benefit payments. We have made no commitment to adjust the amount of our contributions; therefore, the computed accumulated postretirement benefit obligation amount for these plans is not affected by the expected future health care cost inflation rate.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." Effective for our fiscal year ended December 31, 2008, we adopted the requirements to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end. Effective for our fiscal year ended December 31, 2006, we adopted the requirement to recognize the funded status of a benefit plan and the standard's additional disclosure requirements.

The discontinued operations of KBR have been excluded from all of the following tables and disclosures.

Benefit obligation and plan assets

The following tables present plan assets, expenses, and obligations for retirement plans of our continuing operations.

	Pension Benefits				Other Postretirement Benefits	
Benefit obligation	United States	Int'l	United States	Int'l		
Millions of dollars	2008		2007		2008	2007
Change in benefit obligation						
Benefit obligation at beginning of period	$ 110	$ 874	$ 127	$ 814	$ 104	$ 155
Service cost	–	29	–	26	1	1
Interest cost	6	50	7	44	6	8
Plan participants' contributions	–	5	–	4	5	5
Plan amendments	–	1	–	2	–	(4)
Settlements/curtailments	–	(42)	–	(16)	–	–
Divestitures	–	(1)	–	–	–	–
Business combinations	–	1	–	–	–	–
Currency fluctuations	–	(201)	–	38	–	–
Actuarial gain	–	(18)	(9)	(22)	(13)	(50)
Transfers	–	–	–	1	–	–
Benefits paid	(9)	(28)	(15)	(17)	(12)	(11)
Retained earnings adjustment – SFAS No. 158 adoption	1	20	–	–	1	–
Projected benefit obligation at end of period	$ 108	$ 690	$ 110	$ 874	N/A	N/A
Accumulated benefit obligation at end of period	$ 108	$ 533	$ 110	$ 678	$ 92	$ 104

Millions of dollars	Pension Benefits United States 2008	Pension Benefits Int'l 2008	Pension Benefits United States 2007	Pension Benefits Int'l 2007	Other Postretirement Benefits 2008	Other Postretirement Benefits 2007
Change in plan assets						
Fair value of plan assets at beginning of period	$ 107	$ 724	$ 105	$ 622	$ –	$ –
Actual return on plan assets	(33)	(111)	15	53	–	–
Employer contributions	1	51	2	39	7	7
Settlements	–	(42)	–	(9)	–	–
Divestitures	–	(1)	–	–	–	–
Business combinations	–	1	–	–	–	–
Plan participants' contributions	–	5	–	4	5	4
Currency fluctuations	–	(181)	–	32	–	–
Benefits paid	(9)	(28)	(15)	(17)	(12)	(11)
Retained earnings adjustment – SFAS No. 158 adoption	–	12	–	–	–	–
Fair value of plan assets at end of period	$ 66	$ 430	$ 107	$ 724	$ –	$ –
Funded status	$ (42)	$ (260)	$ (3)	$ (150)	$ (92)	$ (104)
Employer contribution	–	–	–	5	–	1
Net amount recognized	$ (42)	$ (260)	$ (3)	$ (145)	$ (92)	$ (103)

Millions of dollars	Pension Benefits United States 2008	Pension Benefits Int'l 2008	Pension Benefits United States 2007	Pension Benefits Int'l 2007	Other Postretirement Benefits 2008	Other Postretirement Benefits 2007
Amounts recognized on the consolidated balance sheets						
Other assets	$ –	$ 1	$ 2	$ 9	$ –	$ –
Accrued employee compensation and benefits	(2)	(12)	(1)	(11)	(9)	(10)
Employee compensation and benefits	(40)	(249)	(4)	(143)	(83)	(93)
Pension plans in which projected benefit obligation exceeded plan assets at December 31						
Projected benefit obligation	$ 107	$ 675	$ 20	$ 835	N/A	N/A
Fair value of plan assets	65	414	15	677	N/A	N/A
Pension plans in which accumulated benefit obligation exceeded plan assets at December 31						
Accumulated benefit obligation	$ 107	$ 477	$ 20	$ 65	N/A	N/A
Fair value of plan assets	65	360	15	7	N/A	N/A
Weighted-average assumptions used to determine benefit obligations at measurement date						
Discount rate	4.68-5.77%	2.2-9.0%	4.61-6.19%	2.50-8.75%	5.57-5.61%	5.77-5.81%
Rate of compensation increase	N/A	2.0-10.0%	4.5%	2.0-10.0%	N/A	N/A

		Pension Benefits				Other Postretirement Benefits	
		United States	Int'l	United States	Int'l		
		2008		2007		2008	2007
Asset allocation at December 31							
Asset category	Target Allocation						
Equity securities	50%-70%	59%	49%	64%	57%	N/A	N/A
Debt securities	30%-50%	40%	35%	35%	32%	N/A	N/A
Other	0%-5%	1%	16%	1%	11%	N/A	N/A
Total	100%	100%	100%	100%	100%	N/A	N/A

Assumed health care cost trend rates at December 31	2008	2007	2006
Health care cost trend rate assumed for next year	9.0%	9.0%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year that the rate reached the ultimate trend rate	2016	2015	2011

Assumed long-term rates of return on plan assets, discount rates for estimating benefit obligations, and rates of compensation increases vary for the different plans according to the local economic conditions. The weighted average assumptions for certain international plans are not included in the above tables as the plans were immaterial. The discount rates were determined based on the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. Considering the recent financial markets downturn, we elected to modify our methodology for selecting discount rates at December 31, 2008 for our United States pension and postretirement plans. This resulted in a lower discount rate and yielded a higher projected benefit obligation than if we had used our previous methodology. For our United Kingdom pension plan, which constituted 73% of our international pension plans' projected benefit obligation at December 31, 2008, the discount rate utilized at the measurement date in 2008 was 5.75%, compared to 5.70% at the measurement date in 2007. The overall expected long-term rate of return on plan assets was determined based upon an evaluation of our plan assets and historical trends and experience, taking into account current and expected market conditions.

Our investment strategy varies by country depending on the circumstances of the underlying plan. Typically, less mature plan benefit obligations are funded by using more equity securities, as they are expected to achieve long-term growth while exceeding inflation. More mature plan benefit obligations are funded using more fixed income securities, as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each.

Amounts recognized in accumulated other comprehensive (gain) loss, net of tax, were as follows at December 31:

	Pension Benefits				Other Postretirement Benefits	
	United States	Int'l	United States	Int'l		
Millions of dollars	2008		2007		2008	2007
Net actuarial (gain) loss	$ 37	$ 161	$ 13	$ 72	$ (43)	$ (39)
Prior service cost (benefit)	–	(2)	–	2	(2)	(3)
Total recognized in accumulated other comprehensive (gain) loss	$ 37	$ 159	$ 13	$ 74	$ (45)	$ (42)

Expected cash flows

Contributions. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In certain countries the funding requirements are mandatory, while in other countries they are discretionary. We currently expect to contribute $35 million to our international pension plans in 2009. We do not have a required minimum contribution for our domestic plans; however, we currently expect to contribute $13 million to these plans in 2009 and may make additional discretionary contributions, which will be determined after the actuarial valuations are complete.

Benefit payments. The following table presents the expected benefit payments over the next 10 years.

	Pension Benefits		Other Postretirement Benefits	
Millions of dollars	United States	Int'l	Gross Benefit Payments	Gross Medicare Part D Receipts
2009	$ 11	$ 21	$ 10	$ (1)
2010	8	17	10	(1)
2011	8	20	11	(1)
2012	8	22	11	(1)
2013	7	26	10	(1)
Years 2014 – 2018	37	183	45	(5)

Net periodic cost

	Pension Benefits						Other Postretirement Benefits		
	United States	Int'l	United States	Int'l	United States	Int'l			
Millions of dollars	2008		2007		2006		2008	2007	2006
Components of net periodic benefit cost									
Service cost	$ –	$ 29	$ –	$ 26	$ –	$ 23	$ 1	$ 1	$ 1
Interest cost	6	50	7	45	7	37	6	8	9
Expected return on plan assets	(7)	(44)	(7)	(40)	(7)	(30)	–	–	–
Amortization of prior service cost	–	–	–	–	–	–	(1)	–	–
Settlements/curtailments	–	5	2	–	–	1	–	–	–
Recognized actuarial (gain) loss	3	6	6	9	6	8	(5)	–	–
Net periodic benefit cost	$ 2	$ 46	$ 8	$ 40	$ 6	$ 39	$ 1	$ 9	$ 10
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31									
Discount rate	4.61-6.19%	2.50-8.75%	5.75%	2.25-8.75%	5.75%	2.25-8.0%	5.77-5.81%	5.5%	5.75%
Expected return on plan assets	8.00%	4.0-9.0%	8.25%	4.0-9.0%	8.25%	4.0-7.0%	N/A	N/A	N/A
Rate of compensation increase	4.50%	2.0-10.0%	4.5%	2.0-10.0%	4.5%	2.0-5.0%	N/A	N/A	N/A

Estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 are immaterial.

Note 16. New Accounting Standards

In December 2008, the FASB issued FSP SFAS 132(R)-1 "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends the disclosure requirements for employer's disclosure of plan assets for defined benefit pensions and other postretirement plans. The objective of this FSP is to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the company's plan assets, and for fair value measurements determined using significant unobservable inputs a reconciliation of changes between the beginning and ending balances. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. We will adopt the new disclosure requirements in the 2009 annual reporting period.

In June 2008, the FASB issued FSP Emerging Issues Task Force (EITF) 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and shall be included in the computation of both basic and diluted earnings per share. This EITF is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We will adopt the provisions of FSP EITF 03-6-1 on January 1, 2009, which will require us to recast prior periods' basic and diluted earnings per share to include outstanding unvested restricted common shares in the weighted average shares outstanding calculation. We estimate that, had we calculated earnings per share under these new provisions during 2008, basic income per share would have decreased by approximately $0.02 for continuing operations and approximately $0.01 for net income and diluted income per share would have decreased by approximately $0.01 for both continuing operations and net income per share.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)." This FSP clarifies that convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement, should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We will adopt the provisions of FSP APB 14-1 on January 1, 2009 and will be required to retroactively apply its provisions, which means we will restate our consolidated financial statements for prior periods.

In applying this FSP, we estimate approximately $60 million of the carrying value of the convertible notes to be reclassified to equity as of the July 2003 issuance date. This amount represents the equity component of the proceeds from the notes, calculated assuming a 4.3% non-convertible borrowing rate. The discount will be accreted to interest expense over the five-year term of the notes. Accordingly, approximately $13 million of additional non-cash interest expense, or $0.01 per diluted share, will be recorded in 2006 and 2007 and approximately $7 million of additional non-cash interest expense will be recorded in 2008. Furthermore, under this FSP, the $693 million loss to settle our convertible debt in the third quarter of 2008 will be reversed and recorded to additional paid-in capital. We estimate that diluted income per share for 2008 will increase by approximately $0.76.

In December 2007, the FASB issued SFAS No. 141(Revised 2007), "Business Combinations" (SFAS No. 141(R)). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changes the method of applying the acquisition method in a number of ways. Acquisition costs will generally be expensed as incurred, noncontrolling interests (minority interests) will be valued at fair value at the acquisition date, in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date, and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We will adopt the provisions of SFAS No. 141(R) for business combinations on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 establishes new accounting, reporting, and disclosure standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. We will adopt the provisions of SFAS No. 160 on January 1, 2009 and, beginning with our 2009 interim reporting periods and for prior comparative periods, we will present noncontrolling interest (minority interest) as a separate component of shareholders' equity.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to measure eligible assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS No. 159 on January 1, 2008 and did not elect to apply the fair value method to any eligible assets or liabilities at that time.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value, and expanding disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FSP SFAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which removes certain leasing transactions from the scope of SFAS No. 157, and FSP SFAS 157-2, "Effective Date of FASB Statement No. 157," which defers the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB also issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. On January 1, 2008, we adopted without material impact on our consolidated financial statements the provisions of SFAS No. 157 related to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis. Beginning January 1, 2009, we will adopt the provisions for nonfinancial assets and nonfinancial liabilities that are not required or permitted to be measured at fair value on a recurring basis, which include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment assessment, nonfinancial long-lived assets measured at fair value for impairment assessment, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. We do not expect the provisions of SFAS No. 157 related to these items to have a material impact on our consolidated financial statements.

HALLIBURTON COMPANY
Selected Financial Data (1)
(Unaudited)

Millions of dollars and shares except per share and employee data	Year Ended December 31 2008	2007	2006	2005	2004
Total revenue	$ 18,279	$ 15,264	$ 12,955	$ 10,100	$ 7,998
Total operating income	$ 4,010	$ 3,498	$ 3,245	$ 2,164	$ 1,179
Nonoperating expense, net	(847)	(38)	(46)	(167)	(189)
Income from continuing operations before income taxes and minority interest	3,163	3,460	3,199	1,997	990
(Provision) benefit for income taxes	(1,211)	(907)	(1,003)	125	(322)
Minority interest in net (income) loss of consolidated subsidiaries	9	(29)	(19)	(15)	3
Income from continuing operations	$ 1,961	$ 2,524	$ 2,177	$ 2,107	$ 671
Income (loss) from discontinued operations	$ (423)	$ 975	$ 171	$ 251	$ (1,650)
Net income (loss)	$ 1,538	$ 3,499	$ 2,348	$ 2,358	$ (979)
Basic income (loss) per share:					
Continuing operations	$ 2.24	$ 2.76	$ 2.15	$ 2.09	$ 0.77
Net income (loss)	1.75	3.83	2.31	2.34	(1.12)
Diluted income (loss) per share:					
Continuing operations	2.17	2.66	2.07	2.03	0.76
Net income (loss)	1.70	3.68	2.23	2.27	(1.11)
Cash dividends per share	0.36	0.35	0.30	0.25	0.25
Return on average shareholders' equity	21.08%	49.14%	34.16%	45.76%	(30.22)%
Financial position:					
Net working capital	$ 4,630	$ 5,162	$ 6,456	$ 4,959	$ 2,898
Total assets	14,385	13,135	16,860	15,073	15,883
Property, plant, and equipment, net	4,782	3,630	2,557	2,203	2,075
Long-term debt (including current maturities)	2,612	2,786	2,809	3,139	3,879
Shareholders' equity	7,725	6,866	7,376	6,372	3,932
Total capitalization	10,350	9,663	10,187	9,525	7,818
Basic weighted average common shares outstanding	877	913	1,014	1,010	874
Diluted weighted average common shares outstanding	904	950	1,054	1,038	882
Other financial data:					
Capital expenditures	$ 1,824	$ 1,583	$ 834	$ 575	$ 498
Long-term borrowings (repayments), net	(861)	(7)	(324)	(779)	493
Depreciation, depletion, and amortization expense	738	583	480	448	456
Payroll and employee benefits	5,264	4,585	3,853	3,211	2,823
Number of employees	57,000	51,000	45,000	39,000	36,000

(1) All periods presented reflect the reclassification of KBR, Inc. to discontinued operations in the first quarter of 2007 and the two-for-one common stock split, effected in the form of a stock dividend, in July 2006.

HALLIBURTON COMPANY
Quarterly Data and Market Price Information (1)
(Unaudited)

Millions of dollars except per share data	Quarter First	Second	Third	Fourth	Year
2008					
Revenue	$ 4,029	$ 4,487	$ 4,853	$ 4,910	$ 18,279
Operating income	847	949	1,051	1,163	4,010
Income (loss) from continuing operations	583	623	(21)	776	1,961
Income (loss) from discontinued operations	1	(116)	–	(308)	(423)
Net income (loss)	584	507	(21)	468	1,538
Earnings per share:					
Basic income (loss) per share:					
Income (loss) from continuing operations	0.67	0.72	(0.02)	0.87	2.24
Loss from discontinued operations	–	(0.14)	–	(0.34)	(0.49)
Net income (loss)	0.67	0.58	(0.02)	0.53	1.75
Diluted income (loss) per share:					
Income (loss) from continuing operations	0.64	0.68	(0.02)	0.87	2.17
Loss from discontinued operations	–	(0.13)	–	(0.34)	(0.47)
Net income (loss)	0.64	0.55	(0.02)	0.53	1.70
Cash dividends paid per share	0.09	0.09	0.09	0.09	0.36
Common stock prices (2)					
High	39.98	53.97	55.38	32.09	55.38
Low	30.00	38.56	29.00	12.80	12.80
2007					
Revenue	$ 3,422	$ 3,735	$ 3,928	$ 4,179	$ 15,264
Operating income	788	893	910	907	3,498
Income from continuing operations	529	595	726	674	2,524
Income from discontinued operations	23	935	1	16	975
Net income	552	1,530	727	690	3,499
Earnings per share:					
Basic income per share:					
Income from continuing operations	0.53	0.66	0.83	0.77	2.76
Income from discontinued operations	0.02	1.03	–	0.02	1.07
Net income	0.55	1.69	0.83	0.79	3.83
Diluted income per share:					
Income from continuing operations	0.52	0.63	0.79	0.74	2.66
Income from discontinued operations	0.02	0.99	–	0.01	1.02
Net income	0.54	1.62	0.79	0.75	3.68
Cash dividends paid per share	0.075	0.09	0.09	0.09	0.345
Common stock prices (2)					
High	32.72	37.20	39.17	41.95	41.95
Low	27.65	30.99	30.81	34.42	27.65

(1) All periods presented reflect the reclassification of KBR, Inc. to discontinued operations in the first quarter of 2007 and the two-for-one common stock split, effected in the form of a stock dividend, in July 2006.

(2) New York Stock Exchange – composite transactions high and low intraday price.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required for the directors of the Registrant is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492), under the captions "Election of Directors" and "Involvement in Certain Legal Proceedings." The information required for the executive officers of the Registrant is included under Part I on pages 7 through 9 of this annual report. The information required for a delinquent form required under Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492), under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," to the extent any disclosure is required. The information for our code of ethics is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492), under the caption "Corporate Governance."

Audit Committee financial experts

In the business judgment of the Board of Directors, all four members of the Audit Committee, Alan M. Bennett, S. Malcolm Gillis, James T. Hackett, and Jay A. Precourt, are independent and have accounting or related financial management experience required under the listing standards and have been designated by the Board of Directors as "audit committee financial experts."

Item 11. Executive Compensation.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492) under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal 2008," "Outstanding Equity Awards at Fiscal Year End 2008," "2008 Option Exercises and Stock Vested," "2008 Nonqualified Deferred Compensation," "Pension Benefits Table," "Employment Contracts and Change-in-Control Arrangements," "Post-Termination Payments," "Equity Compensation Plan Information," and "2008 Director Compensation."

Item 12(a). Security Ownership of Certain Beneficial Owners.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(b). Security Ownership of Management.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Stock Ownership of Certain Beneficial Owners and Management."

Item 12(c). Changes in Control.

Not applicable.

Item 12(d). Securities Authorized for Issuance Under Equity Compensation Plans.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Corporate Governance" to the extent any disclosure is required and under the caption "The Board of Directors and Standing Committees of Directors."

Item 14. Principal Accounting Fees and Services.

This information is incorporated by reference to the Halliburton Company Proxy Statement for our 2009 Annual Meeting of Stockholders (File No. 1-3492) under the caption "Fees Paid to KPMG LLP."

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. Financial Statements:
   The reports of the Independent Registered Public Accounting Firm and the financial statements of the Company as required by Part II, Item 8, are included on pages 53 and 54 and pages 55 through 92 of this annual report. See index on page (i).

2. Financial Statement Schedules:

	Page No.
Report on supplemental schedule of KPMG LLP	105
Schedule II – Valuation and qualifying accounts for the three years ended December 31, 2008	106

Note: All schedules not filed with this report required by Regulation S-X have been omitted as not applicable or not required, or the information required has been included in the notes to financial statements.

3. Exhibits:

Exhibit Number	Exhibits
3.1	Restated Certificate of Incorporation of Halliburton Company filed with the Secretary of State of Delaware on May 30, 2006 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed June 5, 2006, File No. 1-3492).
3.2	By-laws of Halliburton revised effective December 3, 2008 (incorporated by reference to Exhibit 3.1 to Halliburton's Form 8-K filed December 5, 2008, File No. 1-3492).
4.1	Form of debt security of 8.75% Debentures due February 12, 2021 (incorporated by reference to Exhibit 4(a) to the Form 8-K of Halliburton Company, now known as Halliburton Energy Services, Inc. (the Predecessor) dated as of February 20, 1991, File No. 1-3492).
4.2	Senior Indenture dated as of January 2, 1991 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee (incorporated by reference to Exhibit 4(b) to the Predecessor's Registration Statement on Form S-3 (Registration No. 33-38394) originally filed with the Securities and Exchange Commission on December 21, 1990), as supplemented and amended by the First Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.1 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 1-3492).

4.3	Resolutions of the Predecessor's Board of Directors adopted at a meeting held on February 11, 1991 and of the special pricing committee of the Board of Directors of the Predecessor adopted at a meeting held on February 11, 1991 and the special pricing committee's consent in lieu of meeting dated February 12, 1991 (incorporated by reference to Exhibit 4(c) to the Predecessor's Form 8-K dated as of February 20, 1991, File No. 1-3492).
4.4	Second Senior Indenture dated as of December 1, 1996 between the Predecessor and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, as supplemented and amended by the First Supplemental Indenture dated as of December 5, 1996 between the Predecessor and the Trustee and the Second Supplemental Indenture dated as of December 12, 1996 among the Predecessor, Halliburton and the Trustee (incorporated by reference to Exhibit 4.2 of Halliburton's Registration Statement on Form 8-B dated December 12, 1996, File No. 1-3492).
4.5	Third Supplemental Indenture dated as of August 1, 1997 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.7 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).
4.6	Fourth Supplemental Indenture dated as of September 29, 1998 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, to the Second Senior Indenture dated as of December 1, 1996 (incorporated by reference to Exhibit 4.8 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).
4.7	Resolutions of Halliburton's Board of Directors adopted by unanimous consent dated December 5, 1996 (incorporated by reference to Exhibit 4(g) of Halliburton's Form 10-K for the year ended December 31, 1996, File No. 1-3492).
4.8	Form of debt security of 6.75% Notes due February 1, 2027 (incorporated by reference to Exhibit 4.1 to Halliburton's Form 8-K dated as of February 11, 1997, File No. 1-3492).

4.9 Resolutions of Halliburton's Board of Directors adopted at a special meeting held on September 28, 1998 (incorporated by reference to Exhibit 4.10 to Halliburton's Form 10-K for the year ended December 31, 1998, File No. 1-3492).

4.10 Copies of instruments that define the rights of holders of miscellaneous long-term notes of Halliburton and its subsidiaries, totaling $9 million in the aggregate at December 31, 2008, have not been filed with the Commission. Halliburton agrees to furnish copies of these instruments upon request.

4.11 Form of debt security of 7.53% Notes due May 12, 2017 (incorporated by reference to Exhibit 4.4 to Halliburton's Form 10-Q for the quarter ended March 31, 1997, File No. 1-3492)

4.12 Form of Indenture, between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), as Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-3 filed by Dresser as amended, Registration No. 333-01303), as supplemented and amended by Form of Supplemental Indenture, between Dresser and The Bank of New York Trust Company, N.A. (as successor to Texas Commerce Bank National Association), Trustee, for 7.60% Debentures due 2096 (incorporated by reference to Exhibit 4.1 to Dresser's Form 8-K filed on August 9, 1996, File No. 1-4003).

4.13 Second Supplemental Indenture dated as of October 27, 2003 between DII Industries, LLC and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, as supplemented by the First Supplemental Indenture dated as of August 6, 1996 (incorporated by reference to Exhibit 4.15 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).

4.14 Third Supplemental Indenture dated as of December 12, 2003 among DII Industries, LLC, Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Indenture dated as of April 18, 1996, as supplemented by the First Supplemental Indenture dated as of August 6, 1996 and the Second Supplemental Indenture dated as of October 27, 2003 (incorporated by reference to Exhibit 4.16 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).

4.15 Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee (incorporated by reference to Exhibit 4.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).

4.16 First Supplemental Indenture dated as of October 17, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).

4.17	Form of note of 5.5% senior notes due October 15, 2010 (included as Exhibit B to Exhibit 4.16 above).
4.18	Second Supplemental Indenture dated as of December 15, 2003 between Halliburton and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank), as Trustee, to the Senior Indenture dated as of October 17, 2003, as supplemented by the First Supplemental Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.27 to Halliburton's Form 10-K for the year ended December 31, 2003, File No. 1-3492).
4.19	Form of note of 7.6% debentures due 2096 (included as Exhibit A to Exhibit 4.18 above).
4.20	Stockholder Agreement between Halliburton and the DII Industries, LLC Asbestos PI Trust dated January 20, 2005 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed January 25, 2005, File No. 1-3492).
4.21	Amendment to Stockholder Agreement dated March 17, 2005 between Halliburton Company and DII Industries, LLC Asbestos PI Trust (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed March 18, 2005, File No. 1-3492).
4.22	Fourth Supplemental Indenture, dated as of September 12, 2008, between Halliburton and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank, to the Senior Indenture dated as of October 17, 2003 (incorporated by reference to Exhibit 4.2 to Halliburton's Form 8-K filed September 12, 2008, File No. 1-3492).
4.23	Form of Global Note for Halliburton's 5.90% Senior Notes due 2018 (included as part of Exhibit 4.22).
4.24	Form of Global Note for Halliburton's 6.70% Senior Notes due 2038 (included as part of Exhibit 4.22).
10.1	Halliburton Company Career Executive Incentive Stock Plan as amended November 15, 1990 (incorporated by reference to Exhibit 10(a) to the Predecessor's Form 10-K for the year ended December 31, 1992, File No. 1-3492).
10.2	Halliburton Company 1993 Stock and Incentive Plan, as amended and restated effective February 16, 2006 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-K for the year ended December 31, 2005, File No. 1-3492).
10.3	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of the Predecessor's proxy statement dated March 23, 1993, File No. 1-3492).
10.4	Dresser Industries, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2000 (incorporated by reference to Exhibit 10.16 to Halliburton's Form 10-K for the year ended December 31, 2000, File No. 1-3492).

10.5	ERISA Excess Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.7 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).
10.6	ERISA Compensation Limit Benefit Plan for Dresser Industries, Inc., as amended and restated effective June 1, 1995 (incorporated by reference to Exhibit 10.8 to Dresser's Form 10-K for the year ended October 31, 1995, File No. 1-4003).
10.7	Employment Agreement (David J. Lesar) (incorporated by reference to Exhibit 10(n) to the Predecessor's Form 10-K for the year ended December 31, 1995, File No. 1-3492).
10.8	Employment Agreement (Mark A. McCollum) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended September 30, 2003, File No. 1-3492).
10.9	Halliburton Company Performance Unit Program (incorporated by reference to Exhibit 10.2 to Halliburton's Form 10-Q for the quarter ended September 30, 2001, File No. 1-3492).
10.10	Form of Nonstatutory Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2000, File No. 1-3492).
10.11	Halliburton Company 2002 Employee Stock Purchase Plan, as amended and restated May 17, 2005 (incorporated by reference to Exhibit 10.21 to Halliburton's Form 10-K for the year ended December 31, 2005, File No. 1-3492).
10.12	Employment Agreement (Albert O. Cornelison) (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended June 30, 2002, File No. 1-3492).
10.13	Employment Agreement (C. Christopher Gaut) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended March 31, 2003, File No. 1-3492).
10.14	Master Separation Agreement between Halliburton Company and KBR, Inc. dated as of November 20, 2006 (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed November 27, 2006, File No. 1-3492).
10.15	Tax Sharing Agreement, effective as of January 1, 2006, by and between Halliburton Company, KBR Holdings, LLC and KBR, Inc., as amended effective February 26, 2007 (incorporated by reference to Exhibit 10.2 to KBR's Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-33146).

10.16	Five Year Revolving Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and Citicorp North America, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed July 13, 2007, File No. 1-3492).
10.17	Form of Indemnification Agreement for Officers (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed August 3, 2007, File No. 1-3492).
10.18	Form of Indemnification Agreement for Directors (incorporated by reference to Exhibit 10.2 to Halliburton's Form 8-K filed August 3, 2007, File No. 1-3492).
10.19	2008 Halliburton Elective Deferral Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.3 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.20	Halliburton Company Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.4 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.21	Halliburton Company Benefit Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.5 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.22	Halliburton Annual Performance Pay Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.6 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.23	Halliburton Management Performance Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.7 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.24	Halliburton Company Pension Equalizer Plan, as amended and restated effective March 1, 2007 (incorporated by reference to Exhibit 10.8 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.25	Halliburton Company Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2007 (incorporated by reference to Exhibit 10.9 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
10.26	Retirement Plan for the Directors of Halliburton Company, as amended and restated effective July 1, 2007 (incorporated by reference to Exhibit 10.10 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).

	10.27	First Amendment to the Retirement Plan for the Directors of Halliburton Company, effective September 1, 2007 (incorporated by reference to Exhibit 10.11 to Halliburton's Form 10-Q for the quarter ended September 30, 2007, File No. 1-3492).
	10.28	Revolving Bridge Facility Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and Citibank, N.A., as Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 10-Q for the quarter ended June 30, 2008, File No. 1-3492).
	10.29	Underwriting Agreement, dated September 9, 2008, among Halliburton and Citigroup Global Markets Inc., Greenwich Capital Markets, Inc. and HSBC Securities (USA) Inc., as representatives of the several underwriters identified therein (incorporated by reference to Exhibit 1.1 to Halliburton's Form 8-K filed September 12, 2008, File No. 1-3492).
	10.30	Six Month Revolving Credit Agreement among Halliburton, as Borrower, the Banks party thereto, and HSBC Bank (USA) N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed October 16, 2008, File No. 1-3492).
	10.31	Employment Agreement (James S. Brown) (incorporated by reference to Exhibit 10.36 to Halliburton's Form 10-K for the year ended December 31, 2007, File No. 1-3492).
	10.32	Employment Agreement (David S. King) (incorporated by reference to Exhibit 10.37 to Halliburton's Form 10-K for the year ended December 31, 2007, File No. 1-3492).
	10.33	Executive Agreement (Lawrence J. Pope) (incorporated by reference to Exhibit 10.1 to Halliburton's Form 8-K filed December 12, 2008, File No. 1-3492).
*	10.34	Executive Agreement (Evelyn M. Angelle).
*	10.35	Executive Agreement (Ahmed H. Lotfy).
*	10.36	Executive Agreement (Timothy J. Probert).
*	10.37	Executive Agreement (Craig W. Nunez).
*	10.38	Amendment to Executive Employment Agreement (David S. King).
*	10.39	Amendment to Executive Employment Agreement (James S. Brown).
*	10.40	Amendment to Executive Employment Agreement (Albert O. Cornelison).
*	10.41	Amendment to Executive Employment Agreement (C. Christopher Gaut).
*	10.42	Amendment to Executive Employment Agreement (David S. King).

*	10.43	Amendment to Executive Employment Agreement (Mark A. McCollum).
*	12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
*	21.1	Subsidiaries of the Registrant.
*	23.1	Consent of KPMG LLP.
	24.1	Powers of attorney for the following directors signed in January 2007 (incorporated by reference to Exhibit 24.1 to Halliburton's Form 10-K for the year ended December 31, 2006, File No. 1-3492): Alan M. Bennett James R. Boyd Milton Carroll Kenneth T. Derr S. Malcolm Gillis J. Landis Martin Jay A. Precourt Debra L. Reed
*	24.2	Power of attorney for James T. Hackett signed in January 2009.
*	31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**	32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**	32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this Form 10-K.

** Furnished with this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTAL SCHEDULE

The Board of Directors and Shareholders
Halliburton Company:

Under date of February 16, 2009, we reported on the consolidated balance sheets of Halliburton Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule (Schedule II) in the Company's Annual Report on Form 10-K. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our report on the financial statements referred to above, refers to a change in the methods of accounting for uncertainty in income taxes as of January 1, 2007 and accounting for defined benefit and other postretirement plans as of December 31, 2006.

/s/ KPMG LLP
Houston, Texas
February 16, 2009

HALLIBURTON COMPANY

Schedule II - Valuation and Qualifying Accounts

(Millions of Dollars)

The table below presents valuation and qualifying accounts:

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Costs and Expenses	Write-Offs	Balance at End of Period
Year ended December 31, 2006:	$ 38	$ 6	$ (4)	$ 40
Year ended December 31, 2007:	40	10	(1)	49
Year ended December 31, 2008:	49	14	(3)	60

SIGNATURES

As required by Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has authorized this report to be signed on its behalf by the undersigned authorized individuals on this 18th day of February, 2009.

HALLIBURTON COMPANY

By /s/ David J. Lesar
David J. Lesar
Chairman of the Board,
President, and Chief Executive Officer

As required by the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated on this 18th day of February, 2009.

Signature	Title
/s/ David J. Lesar David J. Lesar	Chairman of the Board, President, Chief Executive Officer, and Director
/s/ Mark A. McCollum Mark A. McCollum	Executive Vice President and Chief Financial Officer
/s/ Evelyn M. Angelle Evelyn M. Angelle	Vice President, Corporate Controller, and Principal Accounting Officer

Signature	Title
* Alan M. Bennett Alan M. Bennett	Director
* James R. Boyd James R. Boyd	Director
* Milton Carroll Milton Carroll	Director
* Kenneth T. Derr Kenneth T. Derr	Director
* S. Malcolm Gillis S. Malcolm Gillis	Director
* James T. Hackett James T. Hackett	Director
* J. Landis Martin J. Landis Martin	Director
* Jay A. Precourt Jay A. Precourt	Director
* Debra L. Reed Debra L. Reed	Director

* /s/ Sherry D. Williams

Sherry D. Williams, Attorney-in-fact

DIRECTIONS TO THE HOUSTONIAN

From Bush Intercontinental Airport — Houston:

- Exit the Airport on JFK Blvd.
- Follow the signs to Sam Houston Tollway/Beltway 8 West.
- Take Sam Houston Tollway/Beltway 8 West to I-45 South (Downtown).
- Take I-45 South to Loop 610 West.
- Loop 610 West becomes Loop 610 South.
- Follow Loop 610 South to the Woodway exit.
- Make a right on Woodway to N. Post Oak Lane (1st signal).
- Make a right on N. Post Oak Lane. The Houstonian is 3 blocks down on the left at the stop sign.

From Houston Hobby:

- Exit airport going right on Airport Blvd.— 1.9 miles.
- Go under freeway and turn left and get on I-45 North.
- Come around downtown on the Pierce elevated freeway and after the Bagby exit look for the Memorial Drive exit on right.
- Exit Memorial and go to the light and turn left and get on Memorial.
- Go about 5.5 miles, through the park, the road will fork, veer left onto Woodway, pass under the freeway.
- Make a right on N. Post Oak Lane. The Houstonian is 3 blocks down on the left at the stop sign.

#H06789